Exhibit 99.1

Envigado, March 27, 2025

GENERAL SHAREHOLDERS’ MEETING DECISIONS

Almacenes Éxito S.A. informs its shareholders and the market in general that today, March 27, 2025, after all the necessary processes and authorizations had been carried out, the ordinary General Shareholders' Meeting was held in person, where the matters contemplated in the agenda that was informed by means of the call made on February 24, 2025, were considered.

At said meeting, in accordance with the functions and powers of the General Shareholders' Meeting provided for in Article 29 of the Bylaws, the Assembly approved the following proposals:

1.	Profit distribution proposal, which was approved by 96.49% of the shares present and represented at the meeting.

2.	Amendments to the Rules of Procedure for the Company’s General Assembly of Shareholders, which was approved by 96.49% of the shares present and represented at the meeting.

Attached below is the text of the referred proposals.

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PROFIT DISTRIBUTION PROPOSAL

The Board of Directors and the Administration of Almacenes Éxito S.A. present the following profit distribution proposal:

1.	To allocate the net profits for the annual period ending December 31, 2024, which amount to fifty-four thousand seven hundred eighty-six million three hundred fourteen thousand five hundred seventy-three pesos ($54,786,314,573), to increase the reserve for future expansions and improvements.

2.	Once the reserve has been increased with the previous amount, to release twenty-seven thousand three hundred ninety-seven million nine hundred sixteen thousand six hundred eighteen pesos ($27,397,916,618) from the occasional reserve for future expansions and improvements, to be distributed as dividends.

3.	To distribute as dividends twenty-seven thousand three hundred ninety-seven million nine hundred sixteen thousand six hundred eighteen pesos ($27,397,916,618).

The total amount decreed corresponds to an annual dividend of twenty-one and eleven cents ($21.11) for one thousand two hundred and ninety-seven million eight hundred sixty-four thousand three hundred fifty-nine outstanding shares (1,297,864,359).

4.	The decreed dividend will be paid in one installment on June 25, 2025.

For non-resident tax shareholders in Colombia, the dividend will not be taxed with income tax or dividend tax by virtue of the application of the CHC (Colombian Holding Companies) regime, for national shareholders dividends will not be taxed with income tax, but with dividend tax at the corresponding rate for legal or natural persons as the case may be and in accordance with the guidelines of the Tax Statue.

Ex-dividend period

In accordance with the provisions of Decree 4766 of 2011 and the General Regulations of the Colombian Stock Exchange, stock trading that takes place between the first day of dividend payment and the four trading days prior to that date do not include the right to receive dividends (ex-dividend period).

In accordance with the dividend payment date, the initial dates of the ex-dividend periods will correspond to June 18, 2025.

2

PROPOSAL OF AMENDMENT TO THE RULES OF PROCEDURE FOR THE GENERAL SHAREHOLDERS MEETING

In line with the proposal to amend the Company’s Bylaws, the following proposal to amend the Regulations of the General Shareholders’ Meeting is submitted to the consideration of the General Shareholders’ Meeting for its corresponding approval.

Original article	Text Proposal	Justification

2.1.1 Rules of Procedure for the Company’s General Meeting of Shareholders

Artícle 1. - Composition.

In accordance with the Company Bylaws, the General Meeting of Shareholders shall be comprised of the Shareholders listed in the “Company Shareholder Register”, participating themselves, or through their registered agents, or through proxies appointed in writing, meeting with the quorum and the conditions set forth in the Company Bylaws.

The General Meeting of Shareholders must be attended by the Company CEO and, whenever possible, all the members of the Board of Directors or, in their absence, the Chairman of the Board of Directors and the Chairmen of the Audit and Risk Committee and of any committees that may exist.

2.1.1 Rules of Procedure for the Company’s General Meeting of Shareholders

Artícle 1. - Composition.

In accordance with the Company Bylaws, the General Meeting of Shareholders shall be comprised of the Shareholders listed in the “Company Shareholder Register”, participating themselves, or through their registered agents, or through proxies appointed in writing, meeting with the quorum and the conditions set forth in the Company Bylaws and in the law.

The General Meeting of Shareholders must be attended by the Chief Legal Representative of the Company ~~CEO and~~, ~~whenever possible~~, all the members of the Board of Directors, ~~or, in their absence, the Chairman of the Board of Directors~~ and the Chairmen of the Audit and Risk Committee and of any committees that may exist by any means that guarantees their attendance..

The expression “and in the law” is included in order to align the different corporate governance documents with the regulations applicable to the company.

Likewise, the attendance to the Assembly is adjusted in line with the provisions of Measure No. 12.1 of the Country Code Survey of Financial Superintendence of Colombia (“SFC”)

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Original article	Text Proposal	Justification

Article 2-. CEO and General Counsel

The General Meetings of Shareholders shall be chaired by the Company CEO and the Chairman of the Company’s Board of Directors shall act as the Deputy Chairman.In the absence of this, the meetings will be chaired by the Chief Operating Officer and in the absence of this, by the Chairman of the Board of Directors. The Secretary of the General Meeting of Shareholders shall be the Company’s General Counsel.

The Board of the General Meeting of Shareholders is comprised of the Company CEO, the Chairman of the Board of Directors and the Secretary of the General Meeting of Shareholders

Article 2-. CEO and General Counsel.

The General Meetings of Shareholders shall be chaired by the Chief Legal Representative of the Company ~~CEO~~ and the Chairman of the Company’s Board of Directors shall act as the Deputy Chairman.In the absence of this, the meetings will be chaired by ~~the Chief Operating Officer and in the absence of this, by the~~ Chairman of the Board of Directors. The General Counsel of the General Meeting of Shareholders shall be the Company’s General Counsel.

The Board of the General Meeting of Shareholders is comprised of the Chief Legal Representative of the Company ~~CEO~~, the Chairman of the Board of Directors and the General Counsel.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Likewise, considering the changes in the internal structure of the Company, the reference to the Retail Colombia Operating President is eliminated.

In line with the above, by eliminating the role of Retail Colombia Operating President, the person who shall preside over the Shareholders’ Meeting in the absence of the Chief Legal Representative shall be the Chairman of the Board of Directors.

Article 3-. Reports

Notwithstanding the inclusion of other items on the agenda, that involve the presentation of reports, in the case of the ordinary General Shareholders Meeting, the following will be presented:

a) The CEO’S and Board of Directors Management Report: shall be submitted to the General Shareholders Meeting by the Company’s CEO or in his/her absence by legal representative of the Company or by the Chairman of the Board of Directors.

Article 3-. Reports

Notwithstanding the inclusion of other items on the agenda, that involve the presentation of reports, in the case of the ordinary General Shareholders Meeting, the following will be presented:

a) The CEO’S and Board of Directors Management Report: shall be submitted to the General Shareholders Meeting by the Chief Legal Representative of the Company or whoever he may designate for such purpose~~’s CEO or in his/her absence by legal representative of the Company or by the Chairman of the Board of Directors~~

~~b) The Annual Corporate Governance Report: shall be submitted to the General Shareholders Meeting by the General Secretary of the Company or whoever the Board of Director may designate.~~

The name of President is replaced by that of Chief Legal Representative, separating it from a specific position within the Company.

Likewise, it is incorporated that the Management Report shall be presented by the Chief Legal Representative of the Company or whoever he/she may designate for such purpose.

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Original article	Text Proposal	Justification

b) The Annual Corporate Governance Report: shall be submitted to the General Shareholders Meeting by the General Secretary of the Company or whoever the Board of Director may designate.

c) The financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Financial Vice-President of the Company or whomever his/her designates.

d) Opinion issued by the Statutory Auditor about the financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Statutory Auditor.

At the request of the Chairman of the General Meeting of Shareholders, the Chairman of the Audit and Risk Committee and the chairmen of the Board of Directors Committees that may exist may report to the General Shareholders Meeting specific aspects of the work carried out by the respective Committees. Nonetheless, the corporate governance report shall include the report on the main activities carried out by the Audit and Risk Committee and Committees that may exist during the year.

b~~c~~) The financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Financial and Administration Vice-President of the Company or whomever his/her designates.

dc) Opinion issued by the Statutory Auditor about the financial statements, separated and consolidated, of the previous fiscal year: submitted to the General Shareholders Meeting by the Statutory Auditor.

At the request of the Chairman of the General Meeting of Shareholders, the Chairman of the Audit and Risk Committee and the chairmen of the Board of Directors Committees that may exist may report to the General Shareholders Meeting specific aspects of the work carried out by the respective Committees. Nonetheless, the corporate governance report shall include the report on the main activities carried out by the Audit and Risk Committee and Committees that may exist during the year.

Likewise, in line with the reform to the Corporate Governance Code approved by the Audit and Risk Committee and the Board of Directors in their joint session of January 28, 2025, the Corporate Governance Report will be approved by the Board of Directors, after a favorable opinion from the Committee, in order to publish it to the market and on the Company’s corporate website prior to the publication of the Country Code Survey of the Financial Superintendency of Colombia.

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Article 4-. Meetings

The General Meeting of Shareholders shall have ordinary and extraordinary sessions:

4.1. Ordinary Meetings:

They shall be held once (1) a year by March thirty-one (31), following announcement by the Board of Directors or the Company CEO, in order to examine the Company’s situation, appoint the Administrators and other officers of their choice, consider the accounts and balance sheets of the last fiscal year, decide on profit distribution and agree on all the decisions to ensure fulfillment of the corporate purpose. If it is not announced, and as long as the current law contemplates the possibility of holding 4 Corporate Governance Code Almacenes Éxito S.A. meetings in its own right, the General Meeting of Shareholders may meet in its own right on the first business day of April at ten o’clock in the morning (10:00 am) at its headquarters where the administrative offices are located, and it shall meet and decide validly with a plural number of persons, regardless of the number of shares represented.

Article 4-. Meetings

The General Meeting of Shareholders shall have ordinary and extraordinary sessions:

4.1. Ordinary Meetings:

They shall be held once (1) a year by March thirty-one (31), following announcement by the Board of Directors or Chief Legal Representative of the Company ~~CEO~~, ~~in order to examine the Company’s situation, appoint the Administrators and other officers of their choice, consider the accounts and balance sheets of the last fiscal year, decide on profit distribution and agree on all the decisions to ensure fulfillment of the corporate purpose~~. If it is not announced, and as long as the current law contemplates the possibility of holding 4 Corporate Governance Code Almacenes Éxito S.A. meetings in its own right, the General Meeting of Shareholders may meet in its own right on the first business day of April at ten o’clock in the morning (10:00 am) at its headquarters where the administrative offices are located, and it shall meet and decide validly with a plural number of shareholders in accordance with the rules established in the Company’s bylaws regarding quorum ~~persons~~, ~~regardless of the number of shares represented.~~

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Likewise, in order to provide greater clarity and avoid conflicting regulations, the provisions regarding the purpose of the General Shareholders’ Meeting are eliminated, since such purpose is already regulated in Article 29 of the Company’s Bylaws.

Likewise, the expression “persons” is replaced by “shareholders” in order to clarify that only the number of shareholders will be taken into account to determine the quorum necessary to meet and deliberate in accordance with the rules set forth in the Bylaws.

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Original article	Text Proposal	Justification

4.2. Extraordinary Meetings:

They shall be held when required due to unforeseen or urgent needs of the Company, following announcement by the Board of Directors, by resolution approved with legal and statutory majorities, the CEO or Statutory Auditor, either on their own initiative or at the request of a number of Shareholders representing ten percent (10%) or more of the capital stock. If the announcement is requested by a plural number of shareholders, the announcement will be subject to the following rules:

●    Shareholders requesting the announcement must send a communication addressed to the Board of Directors, the CEO or the Statutory Auditor, as applicable, with a copy to the General Secretary of the Company, in which they must indicate (a) the name of the shareholders requesting the announcement, (b) the number of shares owned by each of the shareholders requesting the call, (c) the proposed agenda for the meeting that would be included in the announcement, and (d ) the justification of the proposals that will be submitted to the consideration of the General Shareholders’ Assembly meeting so that said justification is made available to the shareholders on the Company’s website during the term of the announcement for the Assembly. Once the request is sent, the shareholders who sent it may not modify the proposed agenda, unless the Company agrees to it. Shareholders who sent the announcement request may withdraw the announcement at any time before it is published. Shareholders who have requested an announcement under the provisions of this article, may not request a new announcement until the Company has ruled on their pending announcement request.

4.2. Extraordinary Meetings:

They shall be held when required due to unforeseen or urgent needs of the Company, following announcement by the Board of Directors, by resolution approved with legal and statutory majorities, the Chief Legal Representative of the Company ~~CEO~~ or Statutory Auditor, either on their own initiative or at the request of a number of Shareholders representing ten percent (10%) or more of the capital stock. If the announcement is requested by a plural number of shareholders, the announcement will be subject to the following rules:

●    Shareholders requesting the announcement must send a communication addressed to the Board of Directors, the Chief Legal Representative of the Company ~~CEO~~ or the Statutory Auditor, as applicable, with a copy to the General Counsel of the Company in which they must indicate (a) the name of the shareholders requesting the announcement, (b) the number of shares owned by each of the shareholders requesting the call, (c) the proposed agenda for the meeting that would be included in the announcement, and (d ) the justification of the proposals that will be submitted to the consideration of the General Shareholders’ Assembly meeting so that said justification is made available to the shareholders on the Company’s website during the term of the announcement for the Assembly. Once the request is sent, the shareholders who sent it may not modify the proposed agenda, unless the Company agrees to it. Shareholders who sent the announcement request may withdraw the announcement at any time before it is published. Shareholders who have requested an announcement under the provisions of this article, may not request a new announcement until the Company has ruled on their pending announcement request.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Likewise, in order to avoid making references to articles that do not correspond, the wording of article twenty is modified to that of the Company’s Bylaws.

Finally, the content of the notice of Extraordinary Meetings is modified to include the date, time and place of the meeting, since such information is considered relevant for the Shareholders.

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Original article	Text Proposal	Justification

●    The call will include the date of the meeting, which may not be earlier than the fifteenth (15) business day or later than the forty-fifth (45) business day following the date of receipt of the call request, as defined by the body to which the request was submitted.

●    The meeting will take place at the address within the registered office that the body authorized to announce includes in the respective announcement. If the meeting is called by the Statutory Auditor, the meeting will take place where meetings take place in their own right, unless the Statutory Auditor and the CEO of the Company agree to another place within the registered office.

●    Shareholders who request the announcement shall try not to include on the agenda issues that: (a) cannot be debated or approved in an extraordinary Assembly, (b) imply a usurpation of functions of other bodies, (c) deal with issues that are not within the period in which they must be considered, (d) involve the delivery of information that is not part of the information available to shareholders during the right of inspection prior to the Assembly meetings in which end-of-year balances must be considered, or (e) addresses matters that were debated by the Assembly within the three (3) months prior to the date of request of the announcement, except in the case of removing members of the board of directors or approve a social responsibility action.

●    The call will include the date of the meeting, which may not be earlier than the fifteenth (15) business day or later than the forty-fifth (45) business day following the date of receipt of the call request, as defined by the body to which the request was submitted.

●    The meeting will take place at the address within the registered office that the body authorized to announce includes in the respective announcement. If the meeting is called by the Statutory Auditor, the meeting will take place where meetings take place in their own right, unless the Statutory Auditor and the Chief Legal Representative of the Company agree to another place within the registered office.

●    Shareholders who request the announcement shall try not to include on the agenda issues that: (a) cannot be debated or approved in an extraordinary Assembly, (b) imply a usurpation of functions of other bodies, (c) deal with issues that are not within the period in which they must be considered, (d) involve the delivery of information that is not part of the information available to shareholders during the right of inspection prior to the Assembly meetings in which end-of-year balances must be considered, or (e) addresses matters that were debated by the Assembly within the three (3) months prior to the date of request of the announcement, except in the case of removing members of the board of directors or approve a social responsibility action.

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Original article	Text Proposal	Justification

●    During the annoucement period, the Board of Directors will meet and evaluate the suitability of each of the items on the agenda to be included in the announcement. The report of the Board of Directors, together with the indication of the way in which the members of the Board of Directors voted, will be published on the Company’s website before the date of the Assembly meeting.

As a general rule, the announcement will be made in advance not less than fifteen (15) calendar days, without prejudice to compliance with legal regulations, by one of the means indicated in article twenty, and the agenda shall necessarily be inserted in the announcement of the meeting. Except where there are legal provisions to the contrary, extraordinary sessions of the General Meeting of Shareholders cannot deal with topics that are not included in the agenda indicated in the announcement of the meeting, unless decided by the majority of the shares represented at the meeting, once the end of the agenda has been reached.

●    During the annoucement period, the Board of Directors will meet and evaluate the suitability of each of the items on the agenda to be included in the announcement. The report of the Board of Directors, together with the indication of the way in which the members of the Board of Directors voted, will be published on the Company’s website before the date of the Assembly meeting.

As a general rule, the announcement will be made in advance not less than fifteen (15) calendar days, without prejudice to compliance with legal regulations, by one of the means indicated in the Bylaws~~article twenty~~, ~~and the agenda shall necessarily be inserted in~~ the announcement of the meeting shall include the date, time and place of the meeting and, necessarily, the agenda.. Except where there are legal provisions to the contrary, extraordinary sessions of the General Meeting of Shareholders cannot deal with topics that are not included in the agenda indicated in the announcement of the meeting, unless decided by the majority of the shares represented at the meeting, once the end of the agenda has been reached.

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Original article	Text Proposal	Justification

Article 5-. Announcement

Ordinary sessions of the General Meeting of Shareholders shall be announced at least thirty (30) calendar days in advance, and extraordinary sessions shall be announced no less than fifteen (15) calendar days in advance, notwithstanding compliance with the legal rules.

In addition, and notwithstanding the term for announcement set forth for Ordinary General Meetings, in the case of meetings with a special announcement to consider projects related to a merger, spin-off or transformation of the Company, or the voluntary cancellation of the listing of its shares on the National Securities Registry or on the Securities Exchange, the announcement shall be made at least fifteen (15) business days in advance.

At the same time as the announcement, or at least fifteen (15) calendar days prior to the meeting, Shareholders shall be provided with the agreement proposals that the Board of Directors will submit to the General Meeting of Shareholders for each item on the agenda.

Article 5-. Announcement

Ordinary sessions of the General Meeting of Shareholders shall be announced at least thirty (30) calendar days in advance, and extraordinary sessions shall be announced no less than fifteen (15) calendar days in advance, notwithstanding compliance with the legal rules.

In addition, and notwithstanding the term for announcement set forth for Ordinary General Meetings, in the case of meetings with a special announcement to consider projects related to a merger, spin-off or transformation of the Company, or the voluntary cancellation of the listing of its shares on the National Securities Registry or on the Securities Exchange, the announcement shall be made at least fifteen (15) business days in advance.

At the same time as the announcement, or at least fifteen (15) calendar days prior to the meeting, Shareholders shall be provided with the agreement proposals that the Board of Directors will submit to the General Meeting of Shareholders for each item on the agenda.

In line with the foregoing, the content of the call to the Meeting is modified to include the date, time and place.

Likewise, an adjustment is made with respect to the means by which the notice of the Meeting will be communicated in order to align such regulation with the means currently available to the company to issue the notice of the Meeting.

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Original article	Text Proposal	Justification

The announcement of the meeting shall mention the following: (i) the term in which the documents that, in accordance with the legal regulations, are to be made available to the Shareholders in order for them to exercise their right of inspection, will be made available at the administrative offices of the headquarters, as well as the term in which the agreement proposals from the Board of Directors and the Administration shall be published on the Company website regarding each of the items on the agenda; (ii) the term for Shareholders to ask questions, request additions to the agenda or make agreement proposals regarding the items contained therein; (iii) the fact that the Board of Directors and the Administrators shall refrain from submitting for consideration by the General Meeting of Shareholders any item that is not included on the agenda published with the announcement of the meeting; and (iv) the warning about the possibility of exercising the right to withdraw when appropriate.

When it is intended to discuss the increase in the authorized capital or decrease the subscribed capital, the respective item must be included in the agenda provided with the announcement. In these cases, the Company Administrators shall prepare a report regarding the reasons for the proposal, which must be made available to the Shareholders at the Company’s administrative offices, during the term provided for the right of inspection.

The announcement of the meeting shall mention the following: (i) the term in which the documents that, in accordance with the legal regulations, are to be made available to the Shareholders in order for them to exercise their right of inspection, will be made available at the administrative offices of the headquarters, as well as the term in which the agreement proposals from the Board of Directors and the Administration shall be published on the Company website regarding each of the items on the agenda; (ii) the term for Shareholders to ask questions, request additions to the agenda or make agreement proposals regarding the items contained therein; (iii) the fact that the Board of Directors and the Administrators shall refrain from submitting for consideration by the General Meeting of Shareholders any item that is not included on the agenda published with the announcement of the meeting; and (iv) the warning about the possibility of exercising the right to withdraw when appropriate.

When it is intended to discuss the increase in the authorized capital or decrease the subscribed capital, the respective item must be included in the agenda provided with the announcement. In these cases, the Company Administrators shall prepare a report regarding the reasons for the proposal, which must be made available to the Shareholders at the Company’s administrative offices, during the term provided for the right of inspection.

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Original article	Text Proposal	Justification

The announcement shall contain the agenda for the meeting, indicating each of the topics to be subject to discussion, and shall be communicated to the Shareholders by any of the following means: (i) Letter or written communication sent to the address registered by each Shareholder with the Company or Depósito Centralizado de Valores to be noted in the Share Ledger in charge of said entity; (ii) Personal notification signed by each and every one of the Shareholders; (iii) Notice published in a widely circulated newspaper where the Company headquarters are located. In addition, the announcement shall be published on the Company website and all other electronic means available, along with the documents and information associated with each item on the meeting’s agenda.

The agenda shall specifically list the content of the topics to be discussed and in no case shall any generic statements be made that do not permit the detailed knowledge of the matter to be discussed.

In order to calculate the terms of the announcement, whether in business days or calendar days, as applicable, the day on which it is sent or published, as well as the day of the meeting, shall not be counted.

The announcement shall contain the date, time place and the agenda for the meeting, indicating each of the topics to be subject to discussion, and shall be communicated to the Shareholders by any of the following means: (i) Letter or written communication sent to the ~~address registered by each Shareholder with the Company or~~ Depósito Centralizado de Valores to be noted in the Share Ledger in charge of said entity; (ii) ~~Personal notification signed by each and every one of the Shareholders; (iii)~~ Notice published (digital or physical) in a widely circulated newspaper where the Company headquarters are located. or (iii Notices ~~. In addition, the announcement shall be~~ published on the Company website ~~and all other electronic means available, along with the documents and information associated with each item on the meeting’s agenda.~~

The agenda shall specifically list the content of the topics to be discussed and in no case shall any generic statements be made that do not permit the detailed knowledge of the matter to be discussed.

In order to calculate the terms of the announcement, whether in business days or calendar days, as applicable, the day on which it is sent or published, as well as the day of the meeting, shall not be counted.

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Article 13-. Voting Rules

In the actions to be taken and votes to be cast by the General Meeting of Shareholders, the following rules shall be observed:

(…)…

8. In the event of amendment of the Company Bylaws, each article or group of articles substantially related to each other shall be voted on separately, except when a Shareholder or group of Shareholders holding at least five percent (5%) of the share capital requests that it be voted on separately during the General Meeting. Likewise, the bylaws amendments may be voted on as a whole, and not separately for each article or group of articles, when approved by the General Shareholders Meeting with an absolute majority of votes.

To facilitate the voting process, Shareholders who wish to make a record of their abstention, or vote against or in opposition to the agreements reached by the General Meeting of Shareholders shall be requested to submit this decision in writing and sign it prior to their intervention to the Secretary of the General Meeting of Shareholders.

Article 13-. Voting Rules

In the actions to be taken and votes to be cast by the General Meeting of Shareholders, the following rules shall be observed:

(…)…

8. In the event of amendment of the Company Bylaws, each article or group of articles substantially independent shall be voted separately ~~srelated to each other~~. In any case an articucle shall be voted ~~on~~ separately~~. except when~~ if any ~~a~~ Shareholder or group of Shareholders holding at least five percent (5%) of the share capital ~~requests~~  so requests.~~that it be voted on separately~~ during the General Meeting. ~~Likewise, the bylaws amendments may be voted on as a whole, and not separately for each article or group of articles, when approved by the General Shareholders Meeting with an absolute majority of votes.~~

To facilitate the voting process, Shareholders who wish to make a record of their abstention, or vote against or in opposition to the agreements reached by the General Meeting of Shareholders shall be requested to submit this decision in writing and sign it prior to their intervention to the General Counsel of the General Meeting of Shareholders..

The wording is adjusted as recommended by the Financial Superintendency of Colombian, adopting verbatim the Country Code measure No. 10.6.

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Article 15-. Functions and Responsibilities of the General Meeting of Shareholders.

The General Meeting of Shareholders shall have the functions established in Article 29 of the Company Bylaws, namely:

a) Freely elect and remove members of the Board of Directors, the Statutory Auditor and the respective alternates, and approve the succession policy for these positions, when applicable, which shall be proposed by the Board of Directors.

b) Approve the general policy for the remuneration of Board members and, if proposed by the Board of Directors, define the general framework in which the Board itself may grant a variable remuneration component for Senior Management to be obtained based on the performance of Company shares on the market.

c) Examine the reports that must be made by the Board of Directors and the CEO on an annual basis, or when required by the General Meeting of Shareholders, and as a result, approve, reject or amend the corresponding financial statements and disclosures that, pursuant to legal regulation, they must submit for its consideration

d) Appoint from among its members a plural commission to study the accounts, financial statements and other reports of this kind, when they have not be approved, and report to the General Meeting of Shareholders within the term indicated thereby for this purpose.

Article 15-. Functions and Responsibilities of the General Meeting of Shareholders.

The General Meeting of Shareholders shall have the functions established in Article 29 of the Company Bylaws, namely:

a) Freely elect and remove members of the Board of Directors, the Statutory Auditor and the respective alternates, and approve the succession policy for these positions, when applicable, which shall be proposed by the Board of Directors.

b) Approve the general policy for the remuneration of Board members and, if proposed by the Board of Directors, define the general framework in which the Board itself may grant a variable remuneration component for Senior Management to be obtained based on the performance of Company shares on the market.

c) Examine the reports that must be made by the Board of Directors and the Chief Legal Representative on an annual basis, or when required by the General Meeting of Shareholders, and as a result, approve, reject or amend the corresponding financial statements and disclosures that, pursuant to legal regulation, they must submit for its consideration

d) Appoint from among its members a plural commission to study the accounts, financial statements and other reports of this kind, when they have not be approved, and report to the General Meeting of Shareholders within the term indicated thereby for this purpose.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Finally, although the donations approved by the General Shareholders’ Meeting are understood to be voluntary or occasional reserves, in order to provide clarity to the Shareholders, the power to allocate amounts for donations is expressly included, and while the resources remain, they may only be used for the purposes approved by the General Shareholders’ Meeting.

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e) Consider the reports of the Board of Directors and the CEO regarding the status of the corporate business, disclosures, accounting data and statistics required by law; the proposals submitted by the Board of Directors with the financial statements; and the Statutory Auditor’s report

f) Dispose of the profits established pursuant to the statements of financial position and income, once they have been approved, in compliance with the legal provisions and the regulations of the Company Bylaws. In exercise of this power, it may create or increase voluntary or occasional reserves for a specific purpose, and set the amount of the dividend, as well as the form and term of its payment.

(…)...

m) In the event of dissolution of the Company, appoint one or more liquidators, and an alternate for each of them, dismiss them, set their remuneration, give them the orders and instructions required for settlement, and approve their accounts. Until this is done and the appointment of the liquidator and the alternate is registered, the Company CEO shall have this function when the Company begins the settlement process, and his/her alternates shall be those who, on that date, are his/her alternates, in their order..

(…)…

e) Consider the reports of the Board of Directors and the Chief Legal Representative ~~CEO~~ regarding the status of the corporate business, disclosures, accounting data and statistics required by law; the proposals submitted by the Board of Directors with the financial statements; and the Statutory Auditor’s report

f) Dispose of the profits established pursuant to the statements of financial position and income, once they have been approved, in compliance with the legal provisions and the regulations of the Company Bylaws. In exercise of this power, it may create or increase voluntary or occasional reserves for a specific purpose, designate amount for donations, and set the amount of the dividend, as well as the form and term of its payment. The quotas for donations approved by the General Assembly shall subsist until they are exhausted.

(…)...

m) In the event of dissolution of the Company, appoint one or more liquidators, and an alternate for each of them, dismiss them, set their remuneration, give them the orders and instructions required for settlement, and approve their accounts. Until this is done and the appointment of the liquidator and the alternate is registered, the Chief Legal Representative of the Company ~~CEO~~ shall have this function when the Company begins the settlement process, and his/her alternates shall be those who, on that date, are his/her alternates, in their order.

(…)…

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Original article	Text Proposal	Justification

Article 16-. Delegation

The General Meeting of Shareholders may delegate some of its functions to the Board of Directors or the Company CEO in specific cases or for a specific period of time, provided that they can be delegated by their nature and their delegation is not forbidden. However, the functions contained in subsections a), b), f), g), i) and k) of Article 15 herein shall be deemed exclusive functions of the General Meeting of Shareholders and, therefore, may not be delegated.

Article 16-. Delegation

The General Meeting of Shareholders may delegate some of its functions to the Board of Directors or the Chief Legal Representative of the Company ~~CEO~~ in specific cases or for a specific period of time, provided that they can be delegated by their nature and their delegation is not forbidden. However, the functions contained in subsections a), b), f), g), i) and k) of Article 15 herein shall be deemed exclusive functions of the General Meeting of Shareholders and, therefore, may not be delegated.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Article 23. Prohibitions of the Company’s Shareholders.

The following are prohibitions of the Company’s Shareholders:

a) Request Privileged Information of the Company, or regarding its commercial secrets, except for that expressly authorized by the Company’s Board of Directors or the CEO, under the terms of the law and in the opportunities expressly established in the regulations. This authorization will be granted only in those cases that warrant it, do not cause harm to the Company or imply inequitable treatment to shareholders and for purposes other than speculation.

(…)…

Article 23. Prohibitions of the Company’s Shareholders.

The following are prohibitions of the Company’s Shareholders:

a) Request Privileged Information of the Company, or regarding its commercial secrets, except for that expressly authorized by the Company's Board of Directors or the Chief Legal Representative ~~CEO~~, under the terms of the law and in the opportunities expressly established in the regulations. This authorization will be granted only in those cases that warrant it, do not cause harm to the Company or imply inequitable treatment to shareholders and for purposes other than speculation.

(…)…

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

16

Envigado, March 27, 2025

BYLAWS AMENDMENT
APPROVED BY THE GENERAL SHAREHOLDERS’ MEETING

Almacenes Éxito S.A. informs its shareholders and the market in general that today, March 27, 2025, after all the necessary processes and authorizations had been carried out, the ordinary General Shareholders' Meeting was held in person, where the matters contemplated in the agenda that was informed by means of the call made on February 24, 2025, were considered.

At said meeting, in accordance with the functions and powers of the General Shareholders' Meeting set forth in Article 29 of the bylaws, the amendment of the Company's bylaws set forth below was approved by 96,49% of the shares present and represented at the meeting:

THE GENERAL SHAREHOLDERS’ MEETING

Resolve:

New insertions

~~Deletions~~

Same text of other articles

Block No. 1: Amendments to the operating regime of the General Shareholders’ Meeting

It includes articles: 18, 19, 20, 21, 22, 24, 27, 28, 29 and 30.

Original article	Text proposal	Justification

Article 18. - Composition.

The Shareholders General Assembly will be composed of the shareholders registered in the Share Registry book in person, or their legal representatives, or attorneys appointed in writing, meeting with quorum and as provided in these bylaws.

Article 18. - Composition.

The Shareholders General Assembly will be composed of the shareholders registered in the Share Registry book in person, or their legal representatives, or attorneys appointed in writing, meeting with quorum and as provided in these bylaws and in the law.

The expression “and in the law” is included to align the different corporate governance documents with the regulations applicable to the Company.

Article 19. - Ordinary Meeting.

The Shareholders General Assembly will hold its ordinary meeting each year, at the latest on March 31st, in the municipality or registered office, and it will convened by the Board of Directors or by the Chief Executive Officer of the Company, to examine the situation of the Company, to designate administrators and other elected officials, to determine economic directives of the Company, to examine accounts and balances of the past year, to solve the distribution of profits and to agree on all the decisions needed to guarantee the compliance of the corporate purpose. If it were not convened, and as long as the current law contemplates the possibility of holding meetings in its own right, the Shareholders General Assembly by its own right can meet the first business day of the month of April at 10 in the morning (10 am), in the main offices of the administration, and will hold the meeting and will decide validly with a plural number of people, whatever amount of shares are represented by them.

Paragraph 1. The meeting call will be convened at least thirty (30) calendar days beforehand, without prejudice to the compliance of the legal norms, and the delivery of the corresponding financial statements, reports, propositions, books and other paperwork, that in accordance to legal norms will remain at the disposal of the shareholders to inspect or consult during the period indicated in article 447 of the Code of Commerce, at the main offices of the administration, will be mentioned.

Article 19. - Ordinary Meeting.

The Shareholders General Assembly will hold its ordinary meeting each year, at the latest on March 31st, in the municipality or registered office, and it will convened by the Board of Directors or by the Chief Legal Representative ~~Executive Officer~~ of the Company, to examine the situation of the Company~~, to designate administrators and other elected officials, to determine economic directives of the Company, to examine accounts and balances of the past year, to solve the distribution of profits and to agree on all the decisions needed to guarantee the compliance of the corporate purpose.~~ If it were not convened, and as long as the current law contemplates the possibility of holding meetings in its own right, the Shareholders General Assembly by its own right can meet the first business day of the month of April at 10 in the morning (10 a.m.), in the main offices of the administration, and will hold the meeting and will decide validly with a plural number of ~~people~~shareholders, in line with the rules established in these Bylaws regarding quorum-~~whatever amount of shares are represented by them~~.

Paragraph 1. The meeting call will be convened at least thirty (30) calendar days beforehand, without prejudice to the compliance of the legal norms, and the delivery of the corresponding financial statements, reports, propositions, books and other ~~paperwork~~information, that in accordance to legal norms will remain at the disposal of the shareholders to inspect or consult during the period indicated in article 447 of the Code of Commerce, at the main offices of the administration, will be mentioned.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Likewise, to provide greater clarity and avoid conflicting regulations, the provisions regarding the purpose of the General Shareholders’ Meeting are eliminated, since the same is already regulated in Article 29 of these Bylaws.

Likewise, the expression people is replaced by shareholders in order to clarify that only the number of shareholders will be taken into account to determine the quorum necessary to meet and deliberate in accordance with the rules set forth in these Bylaws.

Finally, the expression paperwork is modified by information to allow greater flexibility with respect to the content of the documentation available to the shareholders to exercise their right of inspection.

Original article	Text proposal	Justification

Paragraph 2. The Board of Directors and the administrators will refrain from having the Shareholders General Assembly consider any item that was not included in the agenda published in the notice for said meeting.

Paragraph 3. Within five (5) calendar days after the publication of the notice for said ordinary meeting, any shareholder with an interest greater than 5% will be able to: (i) propose in a well-founded manner the introduction of one or more items to the agenda of the Shareholders General Assembly; (ii) present in a well-founded manner new proposals to decide on the items already included in the agenda; and (iii) request information or make inquiries about the items found in the agenda. The Board of Directors will regulate the manner in which it will answer the requests of the shareholders. Without prejudice to compliance with the law if the proposal of the shareholder to add one or more items to the agenda is accepted by the Board of Directors, a complement to the meeting call of the Shareholders General Assembly will be published at least fifteen (15) calendar days before the meeting is held, or fifteen (15) business days in advance, if the new point to be included is one of those that confers the right of inspection to the shareholders. In any case, the shareholders will keep their right to present proposals during the meeting of the Shareholders General Assembly, unless the segregation (wrongful split) of the Company is presented to the Shareholders General Assembly for its consideration, if said decision is to be made by this body, or when the items proposed are other matters that in accordance to the law may only be debated if special requisites were previously observed about the call of the meeting, its publicity and its delivery of the project to the shareholders to examine during the period provided for the right of inspection.

If substitute proposals are submitted concerning the items included in the agenda, the original proposal included in the call will be voted first and then those of the shareholders making the substitute proposals, in the order in which they were made. If one of the proposals receives the votes necessary for its approval, the others that follow in order shall not be submitted to a vote.

Paragraph 2. The Board of Directors and the administrators will refrain from having the Shareholders General Assembly consider any item that was not included in the agenda published in the notice for said meeting.

Paragraph 3. Within five (5) calendar days after the publication of the notice for said ordinary meeting, any shareholder with an interest greater than 5% will be able to: (i) propose in a well-founded manner the introduction of one or more items to the agenda of the Shareholders General Assembly; (ii) present in a well-founded manner new proposals to decide on the items already included in the agenda; and (iii) request information or make inquiries about the items found in the agenda. The Board of Directors will regulate the manner in which it will answer the requests of the shareholders. Without prejudice to compliance with the law if the proposal of the shareholder to add one or more items to the agenda is accepted by the Board of Directors, a complement to the meeting call of the Shareholders General Assembly will be published at least fifteen (15) calendar days before the meeting is held, or fifteen (15) business days in advance, if the new point to be included is one of those that confers the right of inspection to the shareholders. In any case, the shareholders will keep their right to present proposals during the meeting of the Shareholders General Assembly, unless the segregation (wrongful split) of the Company is presented to the Shareholders General Assembly for its consideration, if said decision is to be made by this body, or when the items proposed are other matters that in accordance to the law may only be debated if special requisites were previously observed about the call of the meeting, its publicity and its delivery of the project to the shareholders to examine during the period provided for the right of inspection.

If substitute proposals are submitted concerning the items included in the agenda, the original proposal included in the call will be voted first and then those of the shareholders making the substitute proposals, in the order in which they were made. If one of the proposals receives the votes necessary for its approval, the others that follow in order shall not be submitted to a vote.

Original article	Text proposal	Justification

Article 20. - Extraordinary Meetings.

Extraordinary meetings will be held when unforeseen or urgent needs of the Company demand it, and will be convened by the Board of Directors, by resolution approved with the legal majorities by the Chief Executive Officer or by the Statutory Auditor, either by their own initiative or at the request of a number of shareholders that represents. ten percent (10%) or more of the capital stock. If the call is requested by a plural number of shareholders, the call shall be subject to the following rules:

●    The shareholders requesting the call must send a communication addressed to the Board of Directors, the Chief Executive Officer or the Statutory Auditor, as applicable, with a copy to the Company’s General Secretary, in which they must indicate (a) the name of the shareholders requesting the call, (b) the number and class of shares owned by each of the shareholders requesting the call, (c) the proposed agenda for the meeting to be included in the call, and (d) the justification of the proposals to be submitted to the consideration of the Shareholders’ Meeting so that such justification may be made available to the shareholders on the Company’s website during the term of the call of the Meeting. Once the request has been sent, the shareholders who sent the request may not modify the proposed agenda unless the Company agrees to do so. The shareholders who sent the request for the call may withdraw the call at any time before the notice of call is published.

●   The notice shall include the date of the meeting, which may not be earlier than the fifteenth (15) business day nor later than the forty-fifth (45) business day following the date of receipt of the request for notice, as defined by the body to which the request was submitted.

●    The meeting shall take place at the address within the corporate domicile that the body entitled to call the meeting shall include in the respective notice. If the Statutory Auditor calls the meeting, the meeting shall take place where the meetings are held in its own right unless the Statutory Auditor and the Chief Executive Officer of the Company agree on another place within the registered office.

Article 20. - Extraordinary Meetings.

Extraordinary meetings will be held when unforeseen or urgent needs of the Company demand it, and will be convened by the Board of Directors, by resolution approved with the legal majorities by the Chief ~~Executive Officer~~Legal Representative or by the Statutory Auditor, either by their own initiative or at the request of a number of shareholders that represents. ten percent (10%) or more of the capital stock. If the call is requested by a plural number of shareholders, the call shall be subject to the following rules:

●    The shareholders requesting the call must send a communication addressed to the Board of Directors, the Chief ~~Executive Officer~~Legal Representative or the Statutory Auditor, as applicable, with a copy to the Company’s General Secretary, in which they must indicate (a) the name of the shareholders requesting the call, (b) the number and class of shares owned by each of the shareholders requesting the call, (c) the proposed agenda for the meeting to be included in the call, and (d) the justification of the proposals to be submitted to the consideration of the Shareholders’ Meeting so that such justification may be made available to the shareholders on the Company’s website during the term of the call of the Meeting. Once the request has been sent, the shareholders who sent the request may not modify the proposed agenda unless the Company agrees to do so. The shareholders who sent the request for the call may withdraw the call at any time before the notice of call is published.

●    The notice shall include the date of the meeting, which may not be earlier than the fifteenth (15) business day nor later than the forty-fifth (45) business day following the date of receipt of the request for notice, as defined by the body to which the request was submitted.

●    The meeting shall take place at the address within the corporate domicile that the body entitled to call the meeting shall include in the respective notice. If the Statutory Auditor calls the meeting, the meeting shall take place where the meetings are held in its own right unless the Statutory Auditor and the Chief ~~Executive Officer~~Legal Representative of the Company agree on another place within the registered office.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Likewise, to avoid making references to articles that do not correspond, the wording of article twenty is modified to that of these Bylaws.

Finally, the content of the notice of Extraordinary Meetings is modified to include the date, time and place of the meeting, since such information is considered relevant for the Shareholders.

Original article	Text proposal	Justification

●    The shareholders requesting the call must make sure that they do not include in the agenda items that: (a) it cannot be debated or approved at an extraordinary meeting, (b) imply usurpation of functions of other bodies, (c) deal with issues that are not within the period in which they must be considered, (d) involve the delivery of information not part of the information available to the shareholders during the right of inspection before the Assembly meetings in which end-of-year financial statements must be considered, (e) deal with matters that were debated by the meeting within the three (3) months before the date of the request for the call, except in the case of removing members of the board of directors or approving a social action of liability.

●     During the call period, the Board of Directors shall meet and evaluate the convenience of each of the items on the agenda to be included in the call and their relevance according to the criteria contained in the previous point. The Board of Directors shall publish a report, with the results of this evaluation, on the Company’s website before the date of the Assembly meeting.

As a general rule, the meeting will be held no less than fifteen (15) calendar days beforehand, without prejudice to the compliance of legal norms, by one of the means indicated in the twentieth article, and the agenda will be necessarily included in the notice. Except when legal provisions state otherwise, the Shareholders General Assembly will not deal with matters not included in the agenda published in the notice of the meeting during extraordinary meetings, except if the majority of the shares represented in the meeting established by the law adopts said decision, once the agenda has been discussed.

●    The shareholders requesting the call must make sure that they do not include in the agenda items that: (a) it cannot be debated or approved at an extraordinary meeting, (b) imply usurpation of functions of other bodies, (c) deal with issues that are not within the period in which they must be considered, (d) involve the delivery of information not part of the information available to the shareholders during the right of inspection before the Assembly meetings in which end-of-year financial statements must be considered, (e) deal with matters that were debated by the meeting within the three (3) months before the date of the request for the call, except in the case of removing members of the board of directors or approving a social action of liability.

●    During the call period, the Board of Directors shall meet and evaluate the convenience of each of the items on the agenda to be included in the call and their relevance according to the criteria contained in the previous point. The Board of Directors shall publish a report, with the results of this evaluation, on the Company’s website before the date of the Assembly meeting.

As a general rule, the meeting will be held no less than fifteen (15) calendar days beforehand, without prejudice to the compliance of legal norms, by one of the means indicated in ~~the twentieth article~~these Bylaws, and the agenda, with the date, time and place of the meeting, will be necessarily included in the notice. Except when legal provisions state otherwise, the Shareholders General Assembly will not deal with matters not included in the agenda published in the notice of the meeting during extraordinary meetings, except if the majority of the shares represented in the meeting established by the law adopts said decision, once the agenda has been discussed.

Original article	Text proposal	Justification

Article 21. - Call of the Meeting.

The call of the meeting will include the agenda for that meeting, detailing each of the issues that will be debated and the shareholders will be informed of it via any of the following means: (i) letter or written communication sent to the address each shareholder indicated to the Company or central securities depository for its registration in the Book of Registered Shares in charge of said entity; (ii) personal notification, with the signature of each and all of the shareholders; (iii) published notice in an in-house journal at the main offices of the Company. When calculating the period of the call, whether business days or calendar days, whichever applies, both the day in which the call is send or publish and the day in which the meeting is held will be counted.

Paragraph. Right of inspection. During the fifteen (15) business days immediately prior to the meeting of the Shareholders General Assembly in which the year-end Balance Sheet is to be considered, or in the transformation, merger spin-off or cancellation of the registration of the Company´s shares in the National Registry of Securities and the Colombian Stock Exchange, for the exercise of the right of inspection will be placed, in the offices of the administration, at the disposal of the shareholders. Shareholders will be informed of this fact in the call notice. During the indicated period, the shareholders may exercise the right of inspection in their favor, in the terms established in the law, the bylaws and the Code of Corporate Governance of the Company and the regulations issued by the Board of Directors for this purpose.

Article 21. - Call of the Meeting.

The call of the meeting will include the date, time and place of the meeting, with the agenda for that meeting, detailing each of the issues that will be debated and the shareholders will be informed of it via any of the following means: (i) letter or written communication sent to the ~~the address each shareholder indicated to the Company or~~ central securities depository for its registration in the Book of Registered Shares in charge of said entity; ~~(ii) personal notification, with the signature of each and all of the shareholders;~~ (ii~~i~~) published notice (digitally or physically) in an in-house journal at the main offices of the Company; and (iii) published notice in the corporate website of the Company. When calculating the period of the call, whether business days or calendar days, whichever applies, both the day in which the call is ~~send or~~ publish or registered and the day in which the meeting is held will be counted.

Paragraph. Right of inspection. During the fifteen (15) business days ~~immediately~~ prior to the meeting of the Shareholders General Assembly in which the year-end Balance Sheet is to be considered, or in the transformation, merger spin-off or cancellation of the registration of the Company´s shares in the National Registry of Securities and the Colombian Stock Exchange, for the exercise of the right of inspection will be placed, in the offices of the administration, at the disposal of the shareholders. Shareholders will be informed of this fact in the call notice. During the indicated period, the shareholders may exercise the right of inspection in their favor, in the terms established in the law, the bylaws and the Code of Corporate Governance of the Company and the regulations issued by the Board of Directors for this purpose.

The information requested by the Shareholders will be denied in those events in which the information is qualified as: i) unreasonable; ii) irrelevant to know the progress or interests of the Company; iii) confidential, which shall include privileged information in the securities market, confidential information, industrial secrets, ongoing operations whose success for the Company depends substantially on the secrecy of its negotiation, and iv) others whose disclosure puts the Company's competitiveness in imminent and serious danger.

In line with the foregoing, the content of the call to the Meeting is also modified to include the date, time and place.

Likewise, an adjustment is made with respect to how the communication of the call to the Meeting will be made to align such regulation with the means currently available to the company to make the call.

Finally, the grounds for rejection of the Shareholders’ request for information are expressly included, to ensure uniformity among the different instruments of corporate governance of the Company (Rules of Procedure for the Shareholders’ Meeting, Article 8).

Original article	Text proposal	Justification

Article 22. – Meetings that Require Special Call.

Without prejudice to the period of the call established for ordinary meetings of the Shareholders General Assembly, the call will be made at least fifteen (15) business days before for those meetings in which the projects submitted for consideration are related to the merger, split, transformation of the Company, or to the voluntary cancellation of the registration of its shares in the National Registry of Values or Stock Market. In the notice for said call the matters to be debated shall be specifically indicated and the shareholders will be informed of the delivery, during said period, to the main offices, of the respective project or report about the reasons for this proposal, so the shareholders may consult it. Additionally, there will be included notices about the possibility to exercise the right to withdraw.

Paragraph. When it is intended to discuss the increase of the authorized capital or the decrease of the share capital, the respective point must be included in the agenda indicated in the call. In these cases, the administrators of the Company will prepare a report on the reasons for the proposal, which must be made available to the shareholders at the Company’s administration offices, during the term provided for the right of inspection.

Article 22. – Meetings that Require Special Call.

Without prejudice to the period of the call established for ordinary meetings of the Shareholders General Assembly, the call will be made at least fifteen (15) business days before for those meetings in which the projects submitted for consideration are related to the merger, split, transformation of the Company, or to the voluntary cancellation of the registration of its shares in the National Registry of Values or Stock Market. In the notice for said call the matters to be debated shall be specifically indicated and the shareholders will be informed of the deposit of information~~delivery~~, during said period~~, to~~ in the main offices, of the respective project or report about the reasons for this proposal, so the shareholders may consult it. Additionally, there will be included notices about the possibility to exercise the right to withdraw.

Paragraph. When it is intended to discuss the increase of the authorized capital or the decrease of the share capital, the respective point must be included in the agenda indicated in the call. In these cases, the administrators of the Company will prepare a report on the reasons for the proposal, which must be made available to the shareholders at the Company’s administration offices, during the term provided for the right of inspection.

A precision is made for a better understanding of what is described.

Original article	Text proposal	Justification

Article 24. - Deliberative Quorum.

Subject to legal exceptions, the Shareholders General Assembly will deliberate with a plurality of shareholders representing at least half (1/2) plus one (1) of the subscribed shares at the date of the meeting. If for lack of quorum the Shareholders General Assembly is unable to deliberate, another meeting will be summon to decide validly with one or more shareholders regardless of the number of shares they represent.

Paragraph1. The second called meeting must be held no sooner than ten (10) business days or later than thirty (30) business days.

Paragraph 2. When dealing with meetings in their own right, and provided that the applicable law enshrines them, on the first business day of April, the Shareholders General Assembly may validly deliberate and decide at the main administration offices with a plural number of shareholders, regardless of the number of shares they represent.

Article 24. - Deliberative Quorum.

Subject to legal exceptions, the Shareholders General Assembly will deliberate with a plurality of shareholders representing at least half (1/2) plus one (1) of the subscribed shares at the date of the meeting. If for lack of quorum the Shareholders General Assembly is unable to deliberate, another meeting will be summon to decide validly with one or more shareholders regardless of the number of shares they represent.

Paragraph 1. The second called meeting must be held no sooner than ten (10) business days or later than thirty (30) business days, counted from the date set for the first meeting.~~.~~

Paragraph 2. When dealing with meetings in their own right, and provided that the applicable law enshrines them, on the first business day of April, the Shareholders General Assembly may validly deliberate and decide at the main administration offices with a plural number of shareholders, regardless of the number of shares they represent.

The expression “counted from the date set for the first meeting” is included to clarify the date from which the terms for second call meetings must be counted.

Original article	Text proposal	Justification

Article 27. - Presidency and minutes.

The meetings of the Shareholders General Assembly will be presided by the Chief Executive Officer of the Company In the absence of the President, the meetings shall be presided by the Operative Officer Retail Colombia and, in the absence of this one, by the Chairman of the Board of Directors. A record of the meeting will be entered in the book of Minutes, registered with the Chamber of Commerce of the Company’s domicile. The minutes shall be signed by the person presiding the meeting, by the titular General Counsel, who will always act as Secretary at the Shareholders’ Meeting or in his/her absence by the Statutory Auditor, and shall be approved by the Shareholders General Assembly; the latter may delegate this authority to a plural committee designated for this effect (Art. 189 of Commercial Code, or any regulation that modifies or adds). The minutes shall contain the details and statements required by the law.

Paragraph. The minutes of non-face-to-face meetings of the highest corporate body must contain the signature of a legal representative and the Company’s secretary. In the absence of a secretary, the minutes must be signed by one of the shareholders.

Article 27. - Presidency and minutes.

The meetings of the Shareholders General Assembly will be presided by the Chief Legal Representative ~~Executive Officer~~ of the Company. In ~~the~~ its absence, ~~of the President,~~ the meetings shall be presided by the ~~Operative Officer Retail Colombia and, in the absence of this one, by the~~ Chairman of the Board of Directors. A record of the meeting will be entered in the book of Minutes, registered with the Chamber of Commerce of the Company’s domicile. The minutes shall be signed by the person presiding the meeting, by the titular General Counsel, who will always act as Secretary at the Shareholders' Meeting or in his/her absence by the Statutory Auditor, and shall be approved by the Shareholders General Assembly; the latter may delegate this authority to a plural committee designated for this effect (Art. 189 of Commercial Code, or any regulation that modifies or adds). The minutes shall contain the details and statements required by the law.

Paragraph. The minutes of non-face-to-face meetings of the highest corporate body must contain the signature of a legal representative and the Company’s secretary. In the absence of a secretary, the minutes must be signed by one of the shareholders.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

In line with the above, since the role of Operative Officer Retail Colombia has been eliminated, the Chairman of the Board of Directors will preside over the Shareholders’ Meeting in the absence of the Chief Legal Representative.

Original article	Text proposal	Justification

Article 28. - Voting Rules.

To carry out its corresponding actions and votes the Shareholders General Assembly will observe the following rules:

a. The votes will be carried out in writing only whenever the president of the Shareholders General Assembly so establishes it, or when the system of electoral quotient must be applied;

b. For each unitary election a separate vote will be carried out, but when the vote is for the regular and alternate delegate for a single position the election will be carried out jointly;

c. If a tie was reached in a unitary election, another vote will be carried out and if in the second vote a tie was also reached, the appointment of that position will be considered suspended. If a tie was reached when voting for proposals or resolutions, these will be considered not accepted.

d. When the name of a candidate is repeated one or more times in the same ballot, only the votes in their favor in said ballot will be counted; but if the repetition is due to this person appearing as the regular and alternate delegate of a position, its name for alternate delegate will not be taken into consideration;

e. If any ballot has a number of names greater than the number it is supposed to have, the names that will be counted will be the first in order of appearance up to and including the last one before the due number is reached. If the number is smaller than the one it is supposed to have, all that appear will count.

f. To integrate the Board of Directors and the commissions or collegiate bodies, the system of electoral quotient will be applied, in the manner prescribed by the law, unless there is unanimity of votes corresponding to the total of the shares represented in the meeting, or unless the National Government establishes the obligation to apply a different voting system;

g. The Company may not vote with its own reacquired shares in its power;

Article 28. - Voting Rules.

To carry out its corresponding actions and votes the Shareholders General Assembly will observe the following rules:

a. The votes will be carried out in writing only whenever the president of the Shareholders General Assembly so establishes it, or when the system of electoral quotient must be applied;

b. For each unitary election a separate vote will be carried out, but when the vote is for the regular and alternate delegate for a single position the election will be carried out jointly;

c. If a tie was reached in a unitary election, another vote will be carried out and if in the second vote a tie was also reached, the appointment of that position will be considered suspended. If a tie was reached when voting for proposals or resolutions, these will be considered not accepted.

d. When the name of a candidate is repeated one or more times in the same ballot, only the votes in their favor in said ballot will be counted; but if the repetition is due to this person appearing as the regular and alternate delegate of a position, its name for alternate delegate will not be taken into consideration;

e. If any ballot has a number of names greater than the number it is supposed to have, the names that will be counted will be the first in order of appearance up to and including the last one before the due number is reached. If the number is smaller than the one it is supposed to have, all that appear will count.

f. To integrate the Board of Directors and the commissions or collegiate bodies, the system of electoral quotient will be applied, in the manner prescribed by the law, unless there is unanimity of votes corresponding to the total of the shares represented in the meeting, or unless the National Government establishes the obligation to apply a different voting system;

g. The Company may not vote with its own reacquired shares in its power;

The wording is adjusted as recommended by the Colombian Financial Superintendence, in line with Country Code measure No. 10.6.

Original article	Text proposal	Justification

h. If the Bylaws are modified, each article or group of articles that are substantially related to each other will be voted on separately, unless a shareholder or group of shareholders that represents at least five percent (5%) of the corporate capital, requests that they be voted on separately during the Shareholders General Assembly. In the same sense, the statutory bylaws amendments may be voted on as a whole, and not separately each article or group of articles, when approved by the Shareholders General Assembly with the absolute majority of votes.

Article 29. - Functions and Attributions.

Functions and Attributions of the Shareholders General Assembly include:

a. Choosing and removing freely members of the Board of Directors, the Statutory Auditor, and approving the succession policy for these positions, when needed;

b. Approving the general policy for remuneration of the members of the Board of Directors, and of the Senior Management if a variable component of remuneration is found linked to the value of the business of the Company in the market;

c. Examining the accounting that must be presented by the Board of Directors and the Chief Executive Officer each year, or whenever the Assembly demands it; and consequently, approving, not approving or modifying the corresponding financial statements and disclosures that, according to legal norms, they must submit for consideration;

d. Appointing from its number a plural commission that studies the accounts, the financial statements and other reports of this type, when these are not approved, and which reports to the Shareholders General Assembly its findings in the period indicated by the Shareholders General Assembly;

e. Considering the reports of the Board of Directors and of the Chief Executive Officer in regard to the social businesses, disclosures, accounting and statistical data required by the law; the proposals presented by the Board of Directors with the financial statements and the report of the Statutory Auditor;

h. If the Bylaws are modified, each article or group of articles that are substantially ~~related~~ independent to each other will be voted on separately. In any case, a separate vote shall be taken on an article if ~~, unless~~ a shareholder or group of shareholders that represents at least five percent (5%) of the ~~corporate~~ capital stock, requests so t~~hat they be voted on separately~~ during the Shareholders General Assembly. ~~In the same sense, the statutory bylaws amendments may be voted on as a whole, and not separately each article or group of articles, when approved by the Shareholders General Assembly with the absolute majority of votes.~~

Article 29. - Functions and Attributions.

Functions and Attributions of the Shareholders General Assembly include:

a. Choosing and removing freely members of the Board of Directors, the Statutory Auditor, and approving the succession policy for these positions, when needed;

b. Approving the general policy for remuneration of the members of the Board of Directors, and of the Senior Management if a variable component of remuneration is found linked to the value of the business of the Company in the market;

c. Examining the accounting that must be presented by the Board of Directors and the Chief ~~Executive Officer~~Legal Representative each year, or whenever the Assembly demands it; and consequently, approving, not approving or modifying the corresponding financial statements and disclosures that, according to legal norms, they must submit for consideration;

d. Appointing from its number a plural commission that studies the accounts, the financial statements and other reports of this type, when these are not approved, and which reports to the Shareholders General Assembly its findings in the period indicated by the Shareholders General Assembly;

e. Considering the reports of the Board of Directors and of the Chief ~~Executive Officer~~Legal Representative in regard to the social businesses, disclosures, accounting and statistical data required by the law; the proposals presented by the Board of Directors with the financial statements and the report of the Statutory Auditor;

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Finally, although the donations approved by the General Shareholders’ Meeting are understood as voluntary or occasional reserves, to provide clarity to the Shareholders, the power to allocate amounts for donation is expressly included, and while the resources subsist, they may only be used for the purposes approved by the Meeting.

Original article	Text proposal	Justification

f. Making use of the profits that exist in accordance to the financial statements of situation and of results, once approved, subject to the legal dispositions and to the norms of these bylaws. When exercising this attribution it may create or increase voluntary or occasional reserves for a specific purpose; and set the amount of the dividend, the manner and the period in which it is to be paid;

g. Ordering the transfer or a change in destination of the occasional or voluntary reserves, their distribution or their capitalization, when these were deemed unnecessary;

h. Appropriating profits that were designated as reserves to reacquire shares, subject to the bylaws and legal norms and authorize the acquisition of the Company’s own shares;

f. Making use of the profits that exist in accordance to the financial statements of situation and of results, once approved, subject to the legal dispositions and to the norms of these bylaws. When exercising this attribution it may create or increase voluntary or occasional reserves for a specific purpose; earmark amount for donations, and set the amount of the dividend, the manner and the period in which it is to be paid;

PARAGRAPH: The quotas for donations approved by the General Shareholders Meeting shall subsist until exhausted;

g. Ordering the transfer or a change in destination of the occasional or voluntary reserves, their distribution or their capitalization, when these were deemed unnecessary;

Original article	Text proposal	Justification

i. Ordering that certain ordinary shares be issued without them being subject to preemptive rights;

j. Creating industrial or usufruct shares; issuing privileged shares, issuing regulations for their placement, determining their nature and the extension of their privileges, reducing these or eliminating them, subject to the norms of these bylaws and legal provisions;

k. To decide (i) the merger of the Company with another company or other companies, (ii) its transformation, (iii) its split, or (iv) its separation (wrongful split), the disposal of shares, a lien or the lease of the corporate business or that of a portion of its assets, whenever these assets are considered as essential to the corporate business by the Board of Directors, (v) the acquisition of companies or assets whenever the acquisition, according to the Board of Directors, may modify the corporate business s, (vi) the anticipated dissolution or the extension of its duration and (vii) in general, on any change, extension or modification of the Bylaws;

l. Ordering the corresponding legal actions against administrators, directing delegates or the Statutory Auditor;

m. Designating, in the event of the dissolution of the Company, one or several liquidators, and alternate delegates for each one, removing them, determining their retribution and dictating them orders and instructions needed for the liquidation, and approving their accounts. As long as the names of the liquidator and his alternate delegate are not registered, the Chief Executive Officer will be considered as such when the company is in liquidation, and the alternate delegates will be those who at that time are alternate delegates of the Chief Executive Officer, in the corresponding order;

n. Creating and placing shares with preferential dividends and without the right to vote; however, these may not represent more than the maximum percentage (%) established by the law.

o. Adopting, in general, all measures required to comply with the bylaws and for the common interest of the shareholders;

p. Any other indicated by the law or by these bylaws and which are not carried out by any other social body.

h. Appropriating profits that were designated as reserves to reacquire shares, subject to the bylaws and legal norms and authorize the acquisition of the Company’s own shares;

i. Ordering that certain ordinary shares be issued without them being subject to preemptive rights;

j. Creating industrial or usufruct shares; issuing privileged shares, issuing regulations for their placement, determining their nature and the extension of their privileges, reducing these or eliminating them, subject to the norms of these bylaws and legal provisions;

k. To decide (i) the merger of the Company with another company or other companies, (ii) its transformation, (iii) its split, or (iv) its separation (wrongful split), the disposal of shares, a lien or the lease of the corporate business or that of a portion of its assets, whenever these assets are considered as essential to the corporate business by the Board of Directors, (v) the acquisition of companies or assets whenever the acquisition, according to the Board of Directors, may modify the corporate business s, (vi) the anticipated dissolution or the extension of its duration and (vii) in general, on any change, extension or modification of the Bylaws;

l. Ordering the corresponding legal actions against administrators, directing delegates or the Statutory Auditor;

m. Designating, in the event of the dissolution of the Company, one or several liquidators, and alternate delegates for each one, removing them, determining their retribution and dictating them orders and instructions needed for the liquidation, and approving their accounts. As long as the names of the liquidator and his alternate delegate are not registered, the Chief ~~Executive Officer~~Legal Representative will be considered as such when the company is in liquidation, and the alternate delegates will be those who at that time are alternate delegates of the Chief Executive Officer, in the corresponding order;

n. Creating and placing shares with preferential dividends and without the right to vote; however, these may not represent more than the maximum percentage (%) established by the law.

o. Adopting, in general, all measures required to comply with the bylaws and for the common interest of the shareholders;

p. Any other indicated by the law or by these bylaws and which are not carried out by any other social body.

Original article	Text proposal	Justification

Article 30. - Delegation.

The Shareholders General Assembly may delegate to the Board of Directors or to the Chief Executive Officer, in certain cases or for a certain period of time, some of its functions, as long as they can be delegated due to their nature and if their delegation is not prohibited. Nevertheless, the functions described in a), b), f), g), i) and k) of article 29 of these bylaws will be considered exclusive to the Shareholders General Assembly and thus non-delegable.

Article 30. - Delegation.

The Shareholders General Assembly may delegate to the Board of Directors or to the Chief ~~Executive Officer~~Legal Representative, in certain cases or for a certain period of time, some of its functions, as long as they can be delegated due to their nature and if their delegation is not prohibited. Nevertheless, the functions described in a), b), f), g), i) and k) of article 29 of these bylaws will be considered exclusive to the Shareholders General Assembly and thus non-delegable.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Block No. 2: Amendments to the operating regime of the Board of Directors.

Includes articles 31, 33, 34, 36.2, 36.5, 36.7, 36.9 and 37.

Current article	Text proposal	Justification

Article 31. - Composition.

The Board of Directors is composed of seven (7) members or Directors, non independent and independent, elected by the Shareholders General Assembly. The number of independent members and the criteria for independence shall be determined in accordance with the regulations applicable to the Company.

Paragraph. The Chief Executive Officer of the Company may be a member of the Board of Directors if elected by the Shareholders General Assembly and, in such case, shall have the rights and privileges belonging to the other Directors.

Article 31. - Composition.

The Board of Directors is composed of seven (7) members or Directors, non independent and independent, elected by the Shareholders General Assembly. The number of independent members and the criteria for independence shall be determined in accordance with the regulations applicable to the Company.

Paragraph. The ~~Chief Executive Officer~~Legal Representatives of the Company may be ~~a~~ members of the Board of Directors if elected by the Shareholders General Assembly and, in such case, shall have the rights and privileges belonging to the other Directors. In any case, the Legal Representatives may not serve as Chairman of the Board of Directors.

The name of the Chief Executive Officer is replaced by the term Legal Representatives, in order to clarify that any Legal Representative may be a member of the Board of Directors.

Article 33. - President of the Board of Directors.

During the period for which it has been chosen, the Board of Directors will appoint from its members a President, who may be an independent member or a non-independent member, who will preside the meetings, will direct the deliberations and the actions of the corporation; if the President is absent, the meetings will be presided by one of the members that attend the meeting, appointed ad hoc. Whoever is the legal representative may not act as President of the Board of Directors. Functions of the President of the Board of Directors include the following and those defined by the Board of Directors:

(i) assuring that the Board of Directors efficiently fixes and implements the strategic direction of the company;

Article 33. - President of the Board of Directors.

During the period for which it has been chosen, the Board of Directors will appoint from its members a President, who may be an independent member or a non-independent member, who will preside the meetings, will direct the deliberations and the actions of the corporation; if the President is absent, the meetings will be presided by one of the members that attend the meeting, appointed ad hoc. Whoever is the legal representative may not act as President of the Board of Directors. Functions of the President of the Board of Directors include the following and those defined by the Board of Directors:

(i) A~~a~~ssuring that the Board of Directors efficiently fixes and implements the strategic direction of the company;

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Current article	Text proposal	Justification

(ii) promoting governing rules in the Company, acting as a liaison between the shareholders and the Board of Directors;

(iii) coordinating and planning the operation of the Board of Directors by establishing an annual plan of work based on assigned functions,

(iv) calling the meetings, directly or by means of the Secretary of the Board of Directors;

(v) preparing the agenda of the meetings, in coordination with the President of the company, the Secretary of the Board of Directors and the other members;

(vi) guaranteeing the timely delivery of information to the Members of the Board of Directors, directly or by means of the Secretary of the Board of Directors;

(vii) presiding the meetings and handling the debates;

(viii) guaranteeing the execution of the agreements of the Board of Directors and carrying out follow ups to its orders and decisions;

(ix) monitoring the active participation of the members of the Board of Directors; and

(x) being a leader in the annual assessment process of the Board of Directors and the Committees, except for its own assessment.

(ii) P ~~p~~romoting governing rules in the Company, acting as a liaison between the shareholders and the Board of Directors;

(iii) C~~c~~oordinating and planning the operation of the Board of Directors by establishing an annual plan of work based on assigned functions,

(iv) C~~c~~alling the meetings, directly or by means of the Secretary of the Board of Directors;

(v) P~~p~~reparing the agenda of the meetings, in coordination with the ~~President~~ Chief Legal Representative of the company, the Secretary of the Board of Directors and the other members;

(vi) G~~g~~uaranteeing the timely delivery of information to the Members of the Board of Directors, directly or by means of the Secretary of the Board of Directors;

(vii) P~~p~~residing the meetings and handling the debates;

(viii) G~~g~~uaranteeing the execution of the agreements of the Board of Directors and carrying out follow ups to its orders and decisions;

(ix) M~~m~~onitoring the active participation of the members of the Board of Directors; and

(x) B~~b~~eing a leader in the annual assessment process of the Board of Directors and the Committees, except for its own assessment.

Current article	Text proposal	Justification

Article 34. - Meetings.

The Board of Directors shall meet regularly at least four (4) times a year; and extraordinarily when summoned by the same Board of Directors, by the President, by the Auditor or by two of its Members. Summons for extraordinary meetings shall be communicated at least a day in advance, except in the case in which the meetings are called by two of the members of the Board of Directors, in which case, the call for extraordinary meetings shall be communicated three (3) calendar days in advance. Notwithstanding the foregoing if all members are already assembled they may deliberate validly anywhere and take decisions without prior summons. When complying with the deadlines to make the announcement, it must be taken into account that the day on which the meeting is announced nor the day on which the meeting will take place are taken into consideration.

Paragraph 1. The meetings shall be held at the corporate domicile or at a site agreed upon by the Board of Directors.

Paragraph 2. In cases and under the requirements established by law, the Board of Directors deliberations and decisions may be carried out via simultaneous or successive communications among the members, including telephone, fax, radio or other appropriate form of transmission and reception of audible or visible messages.

As well, decisions may be adopted by distance vote in writing by the Board of Directors members in the same document or in separate documents, clearly indicating the vote issued by each of the members, when and if the document is received by the Chairman of the Board of Directors or legal representative within one month after the date of the first received communication.

Article 34. - Meetings.

The Board of Directors shall meet regularly at least four (4) times a year; and extraordinarily when summoned by the same Board of Directors, by the ~~President~~Chief Legal Representative, by the Auditor or by two of its Members. Summons for extraordinary meetings shall be communicated at least a day in advance, except in the case in which the meetings are called by two of the members of the Board of Directors, in which case, the call for extraordinary meetings shall be communicated three (3) calendar days in advance. Notwithstanding the foregoing if all members are already assembled they may deliberate validly anywhere and take decisions without prior summons. When complying with the deadlines to make the announcement, it must be taken into account that the day on which the meeting is announced nor the day on which the meeting will take place are taken into consideration.

Paragraph 1. The meetings shall be held at the corporate domicile or at a site agreed upon by the Board of Directors.

Paragraph 2. In cases and under the requirements established by law, the Board of Directors deliberations and decisions may be carried out via simultaneous or successive communications among the members, including telephone, fax, radio or other appropriate form of transmission and reception of audible or visible messages.

As well, decisions may be adopted by distance vote in writing by the Board of Directors members in the same document or in separate documents, clearly indicating the vote issued by each of the members, when and if the document is received by the Chairman of the Board of Directors or legal representative within one month after the date of the first received communication.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Current article	Text proposal	Justification

36.2 Relating to corporate governance:

a. Ensure respect for the rights of investors who have invested in securities issued by the Company, ensure effective compliance and disclosure, and promote equal treatment for all shareholders and investors.

b. Respect the right of shareholders to participate in dividends and profits of the Company, participate in the appointment and removal of members from the Board and assess the report of its management, and participate and vote at the Shareholders General Assembly.

c. Approve the policies and the Annual Report of the Corporate Governance as well as information and communication policies with the various types of shareholders, markets, interest groups and the public in general.

d. Adopt the Company’s Code of Good Governance and ensure its effective compliance and disclosure.

e. Monitor the efficiency and the level of compliance with corporate governance measures and the ethical and behavioral standards adopted by the Company, as well as the adoption of policies that relate to systems of anonymous complaints or “whistle-blowers”.

f. Appoint the legal representative responsible for sending and updating the information before the National Registry of Securities and Issuers-RNVE.

36.2 Relating to corporate governance:

a. Ensure respect for the rights of investors who have invested in securities issued by the Company, ensure effective compliance and disclosure, and promote equal treatment for all shareholders and investors.

b. Respect the right of shareholders to participate in dividends and profits of the Company, participate in the appointment and removal of members from the Board and assess the report of its management, and participate and vote at the Shareholders General Assembly.

c. Approve the policies and the Annual Report of the Corporate Governance as well as information and communication policies with the various types of shareholders, markets, interest groups and the public in general.

d. Approve and follow up on the Company's sustainability strategy and approve the Annual Sustainability Report.

e~~d~~. Adopt the Company's Code of Good Governance and ensure its effective compliance and disclosure.

f~~e~~. Monitor the efficiency and the level of compliance with corporate governance measures and the ethical and behavioral standards adopted by the Company, as well as the adoption of policies that relate to systems of anonymous complaints or “whistle-blowers”.

~~f. Appoint the legal representative responsible for sending and updating the information before the National Registry of Securities and Issuers-RNVE.~~

Some functions that were delegated to the Committees are included to ensure that the Board of Directors is aware of the issues that are its responsibility and leadership.

In accordance with Decree 2555 of 2010, the Legal Representative responsible for submitting and updating information to the National Securities and Issuers Registry (Registro Nacional de Valores y Emisores-RNVE) is the Chief Legal Representative.

Current article	Text proposal	Justification

g. To issue the corresponding regulations related to the criteria for the independence of the members of the Board of Directors.

h. To issue the corresponding regulations related to the exercise of the right of inspection.

i. To issue the corresponding regulations to establish the procedure to verify that the candidates to the Board of Directors meet the independence requirements and are not immersed in causes of disqualification and incompatibility. Said regulations may, among others, establish the minimum information and documentation that a shareholder and its nominees must provide to carry out the corresponding verifications.

j. To issue regulations regarding the duties of employees and directors.

The regulations issued by the Board of Directors based on this statutory provision concerning paragraphs g , h I y j, shall be mandatory for the Company’s administrators and shareholders.

g. To issue the corresponding regulations related to the criteria for the independence of the members of the Board of Directors.

h. To issue the corresponding regulations related to the exercise of the right of inspection.

i. To issue the corresponding regulations to establish the procedure to verify that the candidates to the Board of Directors meet the independence requirements and are not immersed in causes of disqualification and incompatibility. Said regulations may, among others, establish the minimum information and documentation that a shareholder and its nominees must provide to carry out the corresponding verifications.

j. To issue regulations regarding the duties of employees and directors.

k. Study and approve the Bylaws amendment proposals and other proposals to be submitted to the consideration of the General Shareholders' Meeting.

The regulations issued by the Board of Directors based on this statutory provision concerning paragraphs g , h I y j, shall be mandatory for the Company’s administrators and shareholders.

Current article	Text proposal	Justification

36.5 Relating to financial management and investments:

a. Approve the financial, accounting and investment policies of the company and determine the destination of the appropriations allocated by the Shareholders as investment reserves.

b. Authorize the acts or operations that, due to their amounts, exceed the President’s or other Legal representatives’ mandates, except when these mandates have been reserved for the Shareholders General Assembly, in which case the function of the Board of Directors is limited to the proposal and justification of said operation. Pertaining to this, the Board of Directors must previously authorize the Chief Executive Officer of the company before he/she may execute or enter into any act or contract where the amount is or exceeds forty-six thousand (46,000) times the value of the legal monthly minimum wage at the time of said operation and must do the same for other legal representatives when the amount exceeds twenty-three thousand (23,000) times the effective monthly minimum wage at the time of operation. This limitation excludes: (i) the purchase and sale of inventories for resale in stores, (ii) procurement of public services, cleaning, security, or other services necessary for the normal operation of the company, and (iii) financial operations required for the effective management of the company or to hedge its exposure to foreign exchange within the limits set for it by the Board of Directors. The above stated operations may be undertaken by the company’s Chief Executive Officer, without limitations or prior authorization from the Board of Directors.

36.5 Relating to financial management and investments:

a. Approve the financial, accounting and investment policies of the company and determine the destination of the appropriations allocated by the Shareholders as investment reserves.

b. Authorize the acts or operations that, due to their amounts, exceed the ~~President's~~ Chief Legal Representative mandate ~~or other Legal representatives' mandates~~, under the terms set forth in Article 41 of these Bylaws, except when these mandates have been reserved for the Shareholders General Assembly, in which case the function of the Board of Directors is limited to the proposal and justification of said operation. ~~Pertaining to this, the Board of Directors must previously authorize the Chief Executive Officer of the company before he/she may execute or enter into any act or contract where the amount is or exceeds forty-six thousand (46,000) times the value of the legal monthly minimum wage at the time of said operation and must do the same for other legal representatives when the amount exceeds twenty-three thousand (23,000) times the effective monthly minimum wage at the time of operation. This limitation excludes: (i) the purchase and sale of inventories for resale in stores, (ii) procurement of public services, cleaning, security, or other services necessary for the normal operation of the company, and (iii) financial operations required for the effective management of the company or to hedge its exposure to foreign exchange within the limits set for it by the Board of Directors. The above stated operations may be undertaken by the company's Chief Executive Officer, without limitations or prior authorization from the Board of Directors.~~

To ensure consistency between the different articles of the Bylaws, the provisions already included in Article 41 of the Bylaws, and in general, in the chapter of Legal Representation, are eliminated.

Likewise, two additional functions are included in relation to financial management that were delegated to the Committees to ensure that the Board of Directors is aware of the issues that are its responsibility and leadership.

Current article	Text proposal	Justification

c. Authorize the creation or acquisition of shares in any company, regardless of their location as well as their subsequent disposal, when these operations: (a) are above the attributions of the Legal Representative or (b) take place in jurisdictions considered to be fiscal paradises regardless of their amount.

d. It must also provide for and regulate the procurement of collective loans, issuance of securities, bonds or similar documents.

e. Start negotiations on mergers or integration with other companies, and submit these for approval at the Shareholders General Assembly.

c. Authorize the creation or acquisition of shares in any company, regardless of their location as well as their subsequent disposal, when these operations: (a) are above the attributions of the Legal Representative or (b) take place in jurisdictions considered to be fiscal paradises regardless of their amount.

d. It must also provide for and regulate the procurement of collective loans, issuance of securities, bonds or similar documents.

e. Start negotiations on mergers or integration with other companies, and submit these for approval at the Shareholders General Assembly.

f. Follow up on the Company’s cash investments and establish a framework of action to implement them.

g. Study and approve proposals related to the Company’s indebtedness and follow up on the status of the debt.

h. Without prejudice to the amount, to authorize the granting of guarantees and sureties or to guarantee corporate assets in favor of third parties, in the case of companies in which it has a shareholding interest or with which it has a collaboration agreement for the development of a line of business.

Current article	Text proposal	Justification

36.7 Relating to the management of the Company:

a. Appoint the Chairman of the Company, the Internal Auditor and the General Counsel, and define the remuneration and compensation, performance evaluation and succession policy of these appointees. For the case of the Internal Auditor a prior report will also be provided by the Audit and Risk Committee for its appointment.

b. Naming of Operations Officer Retail Colombia and Retail Trade Operations and of Vice-Presidents as per the Company Chief Executive Officer proposals. Likewise, approve the remuneration and compensation, performance evaluation, and succession policy for these, except if said tasks were designated as a responsibility of the Shareholders General Assembly.

c. Determine the order of precedence in which the Vice-presidents and other officials shall act as alternates to the Chief Executive Officer and how he/she would be replaced in case of a temporary or accidental absence;

d. Authorize the policy for gratuities, benefits and other entitlements of an extralegal character to be provided for the company’s service staff.

36.7 Relating to the management of the Company:

a. Appoint the Chief Legal Representative ~~Chairman~~ of the Company and his or her alternates, the Internal Auditor and the General Counsel.

b. ~~, and~~ D~~d~~efine and approve the remuneration and compensation, performance evaluation and succession policy of the Internal Auditor, the General Counsel and the senior management. ~~these appointees.~~ For the case of the Internal Auditor a prior report will also be provided by the Audit and Risk Committee for its appointment.

~~b. Naming of Operations Officer Retail Colombia and Retail Trade Operations and of Vice-Presidents as per the Company Chief Executive Officer proposals. Likewise, approve the remuneration and compensation, performance evaluation, and succession policy for these, except if said tasks were designated as a responsibility of the Shareholders General Assembly.~~

c. Determine the way in which the alternates of the Chief Legal Representative ~~order of precedence in which the Vice-presidents and other officials~~ shall act, ~~as alternates to the Chief Executive Officer~~ and how ~~he/she~~ they would ~~be~~ replace ~~d~~ him/her, in case of a temporary, ~~or~~ accidental or absolute absence, or due to being immersed in any cause of inability or impediment.~~;~~

d. Authorize the policy for gratuities, benefits and other entitlements of an extralegal character to be provided for the company’s service staff.

To provide greater clarity as to the functions of the Board of Directors in relation to the management of the Company, the functions are grouped and organized, including the reference to the Chief Legal Representative (replacing the CEO).

Likewise, in line with the provisions of the chapter of Legal Representation of the Company’s Bylaws, it is established that the Board of Directors shall determine the form of action of the alternate Legal Representatives.

Current article	Text proposal	Justification

36.9 In relation to the shares of the Company:

a. Regulate the positioning of shares held in reserve, complying with legal requirements.

b. Propose the share buyback policy to the Shareholders General Assembly.

c. Approve the dematerialization process of the Company’s shares and authorize the Chief Executive Officer for its implementation.

d. Define the authorizations policy to Company employees and members of the Board of Directors, every time the law demands and within its requirements, to acquire or to transfer shares of the Company.

e. Determine, in the event of default by a shareholder on the payment of pending installments for shares that have been subscribed, the indemnification will that must be used by the Company, between the various ones authorized by law.

36.9 In relation to the shares of the Company:

a. Regulate the positioning of shares held in reserve, complying with legal requirements.

b. Propose the share buyback policy to the Shareholders General Assembly.

c. Approve the dematerialization process of the Company’s shares and authorize the Chief ~~Executive Officer~~Legal Representative for its implementation.

d. Define the authorizations policy to Company employees and members of the Board of Directors, every time the law demands and within its requirements, to acquire or to transfer shares of the Company.

e. Determine, in the event of default by a shareholder on the payment of pending installments for shares that have been subscribed, the indemnification will that must be used by the Company, between the various ones authorized by law.

f. To authorize the purchase or sale of securities of the Company by the Administrators.

An additional function is included in relation to the Company’s shares, in order to ensure uniformity among the Company’s various corporate governance instruments, and in particular, with the provisions of the Insider Trading Policy.

Article 37. - Delegation.

The Board of Directors will be able to delegate to the Committees of the Board of Directors, the Chief Executive Officer or to the other Legal Representatives, whenever it is deemed appropriate, for special cases or for a limited time, one or some of the functions listed in the preceding article, whenever by their nature they are delegable by not being prohibited by law or because their delegation is not recommendable in accordance with the rules of Corporate Governance contained in the Country Code published by the Superintendence of Finance.

Article 37. - Delegation.

The Board of Directors will be able to delegate to the Committees of the Board of Directors, the Chief ~~Executive Officer~~Legal Representative or to the other alternate Legal Representatives, whenever it is deemed appropriate, for special cases or for a limited time, one or some of the functions listed in the preceding article, whenever by their nature they are delegable by not being prohibited by law or because their delegation is not recommendable in accordance with the rules of Corporate Governance contained in the Country Code published by the Superintendence of Finance.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, in order to provide greater flexibility to this role, separating it from a specific position within the Company. In this sense, it is clarified that the Board of Directors may delegate certain functions to the Board Committees, the Chief Legal Representative or the alternate Legal Representatives.

Block No. 3: Amendments corresponding to the chapter of the President - Chief Executive Officer.

It includes Articles 38, 39, 40, 40, 41, 42, 43 and 44.

Current article	Text proposal	Justification

SECTION FOUR

President

Article 38. - Appointment and Legal Representation.

The Legal Representation of the Company, in and out of court, and the management of the corporate businesses will be the responsibility of an employee referred to as the Chief Executive Officer, whose appointment will be made by the Board of Directors for an indefinite term and which may be removed freely by the Board of Directors at any time. All employees of the Company, with the exception of the Internal Auditor will be subordinates to the President in the performance of their roles.

SECTION FOUR

Chief Legal Representative~~President~~

Article 38. - Appointment and Legal Representation.

The Legal Representation of the Company, in and out of court, and the management of the corporate businesses will be the responsibility of ~~an employee referred to as~~ the Chief ~~Executive Officer~~Legal Representative, whose appointment will be made by the Board of Directors for an indefinite term and which may be removed freely by the Board of Directors at any time. ~~All employees of the Company, with the exception of the Internal Auditor will be subordinates to the President in the performance of their roles.~~

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

The provision that all employees are subordinate to the CEO is eliminated, since it is typical of an organizational structure.

Article 39. – Operative Presidency Retail Colombia.

Operative Officer Retail Colombia will be named by the Board of Directors for an indefinite term, according to the proposals presented by the Chief Executive Officer of the Company, and without prejudice to free dismissal by the Board of Directors at any time, will carry out the legal representation of the Company, judicially and extra-judicially and will be subordinate to the Chief Executive Officer.

~~Article 39. – Operative Presidency Retail Colombia.~~

~~Operative Officer Retail Colombia will be named by the Board of Directors for an indefinite term, according to the proposals presented by the Chief Executive Officer of the Company, and without prejudice to free dismissal by the Board of Directors at any time, will carry out the legal representation of the Company, judicially and extra-judicially and will be subordinate to the Chief Executive Officer.~~

Considering the changes in the Company’s internal structure, the article is eliminated.

Current article	Text proposal	Justification

Article 40. – Functions.

Operative Officer Retail Colombia:

a. Make decisions in accordance with the strategy and guidelines set by the Chief Executive Officer; b. Accompany, support and complement the Chief Executive Officer in strategy, government relations, media, expansion plans, investors and new business initiatives; c. Be responsible for the operation of the integral supply chain of Retail business and corresponding P&L; d. Accompanying the Chief Executive Officer at investor meeting deemed pertinent; e. Align conceptually and philosophically the areas of responsibility to results of the Retail business; f. Execute the expansion plan; g. Ensure effective coordination among key business areas of Retail and the support areas; h. Endorse the competitive strategy of the various Retail businesses; i. Support new business already defined and promote the development of new businesses and hidden assets. j. Prioritize intra-area work initiatives; k. Propose compensation schemes that align management with business results; l. Lead required organizational transformation; m. Manage operations transversally across areas and businesses to obtain consistent results; n. Align goals with required results. Ensure periodic controls; ñ. Optimize discussion scenarios and use key business information to improve procedures and programs; o. Maintain program goals despite personnel changes that occur; p. Ensure the implementation of established agreements and goals; q. Chair the committee of Vice-presidents and Retail corporate managers.; r. Take responsibility for sales, EBITDA, inventory turnover, work environment, customer service, retail market share.

~~Article 40. – Functions.~~

~~Operative Officer Retail Colombia:~~

~~a. Make decisions in accordance with the strategy and guidelines set by the Chief Executive Officer; b. Accompany, support and complement the Chief Executive Officer in strategy, government relations, media, expansion plans, investors and new business initiatives; c. Be responsible for the operation of the integral supply chain of Retail business and corresponding P&L; d. Accompanying the Chief Executive Officer at investor meeting deemed pertinent; e. Align conceptually and philosophically the areas of responsibility to results of the Retail business; f. Execute the expansion plan; g. Ensure effective coordination among key business areas of Retail and the support areas; h. Endorse the competitive strategy of the various Retail businesses; i. Support new business already defined and promote the development of new businesses and hidden assets. j. Prioritize intra-area work initiatives; k. Propose compensation schemes that align management with business results; l. Lead required organizational transformation; m. Manage operations transversally across areas and businesses to obtain consistent results; n. Align goals with required results. Ensure periodic controls; ñ. Optimize discussion scenarios and use key business information to improve procedures and programs; o. Maintain program goals despite personnel changes that occur; p. Ensure the implementation of established agreements and goals; q. Chair the committee of Vice-presidents and Retail corporate managers.; r. Take responsibility for sales, EBITDA, inventory turnover, work environment, customer service, retail market share.~~

Considering the changes in the Company’s internal structure, the article is eliminated.

Current article	Text proposal	Justification

Article 41. - Other Legal Representatives.

Simultaneously with the Chief Executive Officer, the legal representation will be applied jointly or separately by Operations Officer Retail Colombia, and the Vice-Presidents, who in addition, in the order that the Board of Directors determine, will be substitutes for the Chief Executive Officer, and will replace him or her in cases of occasional or temporary absence and in absolute absences while they are in the position, or when they are legally prevented from or unable to act on a particular subject, circumstances that will be verified, declared and certified by the Chairman of the Board of Directors. In the absence of other Legal Representatives, the members of the Board of Directors will be substitutes, in the order in which they have been elected.

Paragraph 1. In case of permanent absence, understood as death, accepted resignation or removal from the position for more than thirty (30) consecutive days without license, the Board of Directors will appoint a new Chief Executive Officer for the rest of the period; while the appointment and the corresponding registration in the commercial register takes place, the Chief Executive Officer of the Company will be practiced by the substitutes indicated in this article.

Paragraph 2. For the purposes of the legal representation of the Company, it will equally have the quality of legal representative, the Secretary-General or the position that takes its place, who will represent the Company exclusively before the jurisdictional, administrative, police and taxation authorities and organizations of the State.

Paragraph 3. For the purposes of the legal representation of the Company in a simultaneous way, the other Legal Representatives other than the Chief Executive Officer will have fixed limitations to these bylaws, and in particular they will not be able to carry out actions or make contracts that exceed twenty-three thousand (23,000) times the value of the monthly minimum legal wage at the time of the operation without the previous authorization of the Board of Directors. When another Legal Representative practices the representation of the Company as a substitute of the Chief Executive Officer by virtue of his/her temporary or definitive absence or because of becoming prevented or unable, the same limitations established for the Chief Executive Officer will apply to them.

Paragraph 4. The responsible for filing relevant information to the Finance Superintendent of Colombia will be that of the Finance Vice-president of the Company or the agent in lieu thereof. In compliance with the above, the Company’s website will create an information section for shareholders and investors.

Article 39~~41~~. - ~~Other~~ Alternate Legal Representatives.

~~Simultaneously with the Chief Executive Officer, the legal representation will be applied jointly or separately by Operations Officer Retail Colombia, and the Vice-Presidents, who in addition, in the order that the Board of Directors determine, will be substitutes for the Chief Executive Officer, and will replace him or her in cases of occasional or temporary absence and in absolute absences while they are in the position, or when they are legally prevented from or unable to act on a particular subject, circumstances that will be verified, declared and certified by the Chairman of the Board of Directors. In the absence of other Legal Representatives, the members of the Board of Directors will be substitutes, in the order in which they have been elected.~~ The Board of Directors may freely appoint and remove from time to time, as many alternates of the Chief Legal Representative as it deems necessary, who, once they have accepted the position, may act jointly or separately from the Chief Legal Representative; but with the limitations established in the following articles. This means that there is no need to use the alternates in the order in which they have been appointed.

Paragraph 1. The alternates may replace the Chief Legal Representative i~~I~~n case of (a) accidental or transitory absences; (b) permanent absences while the position is being filled, or (c) when the Chief Legal Representative is legally prevented or disqualified from acting in a specific matter. The Board of Directors shall define how to proceed in the event of any of these events., ~~understood as death, accepted resignation or removal from the position for more than thirty (30) consecutive days without license, the Board of Directors will appoint a new Chief Executive Officer for the rest of the period; while the appointment and the corresponding registration in the commercial register takes place, the Chief Executive Officer of the Company will be practiced by the substitutes indicated in this article.~~

The article relating to the appointment of Alternate Legal Representatives is reorganized, grouping all the contents in a single numeral to deal with the subject in an orderly and coherent manner. Except for the functions that are generally found in the new article 40.

Current article	Text proposal	Justification

~~Paragraph 2. For the purposes of the legal representation of the Company, it will equally have the quality of legal representative, the Secretary-General or the position that takes its place, who will represent the Company exclusively before the jurisdictional, administrative, police and taxation authorities and organizations of the State.~~

~~Paragraph 3. For the purposes of the legal representation of the Company in a simultaneous way, the other Legal Representatives other than the Chief Executive Officer will have fixed limitations to these bylaws, and in particular they will not be able to carry out actions or make contracts that exceed twenty-three thousand (23,000) times the value of the monthly minimum legal wage at the time of the operation without the previous authorization of the Board of Directors. When another Legal Representative practices the representation of the Company as a substitute of the Chief Executive Officer by virtue of his/her temporary or definitive absence or because of becoming prevented or unable, the same limitations established for the Chief Executive Officer will apply to them.~~

~~Paragraph 4. The responsible for filing relevant information to the Finance Superintendent of Colombia will be that of the Finance Vice-president of the Company or the agent in lieu thereof. In compliance with the above, the Company's website will create an information section for shareholders and investors.~~

Current article	Text proposal	Justification

Article 42. - Duties.

The Chief Executive Officer of the Company is the chief executive with representation powers, with executive and management functions and, as such, he is in charge of the legal representation of the Company, the business and financial management, the responsibility of the administrative action, the coordination and the general supervision of the Company, which he shall execute in accordance with these Bylaws and legal provisions, subject to the orders and instructions from the Board of Directors. In addition to the general functions aforementioned, the Chief Executive Officer shall also:

a. Execute and fulfill agreements and decisions from the General Assembly and the Board of Directors;

b. Freely appoint and remove Company employees, except those whose appointment and removal compromises the Shareholders General Assembly and the Board of Directors;

c. Summon the Board of Directors when deemed necessary or convenient, and keep it duly informed as regards any operation for social businesses; submit for consideration the trial balances and other financial statements destined for administration, and provided all reports they request concerning the Company and its operations;

d. Call for a Shareholders General Assembly and present, in the ordinary meeting, the balance for the end of the fiscal year along with the reports, utilities distribution project and other disclosures and special information required by law, prior to the analysis, consideration and approval of the Board of Directors;

e. Ensure the effective compliance and disclosure of the Code of Good Governance, jointly with the Board of Directors;

f. Provide the opening or closure of subsidiaries or agencies, within or outside the main headquarters and determine the extension and limitations of the powers granted to the administrators of the respective institutions;

g. And others granted by these Bylaws or legislation.

Article 40~~2~~. ~~-~~– ~~Duties~~Functions of the Chief Legal Representative.

The Chief ~~Executive Officer~~Legal Representative of the Company is ~~the~~ a chief executive with representation powers, with executive and management functions and, as such, he is in charge of the legal representation of the Company, the business and financial management, the responsibility of the administrative action, the coordination and the general supervision of the Company, which he shall execute in accordance with these Bylaws and legal provisions, subject to the orders and instructions from the Board of Directors. In addition to the general functions established in these Bylaws~~aforementioned~~, the Chief ~~Executive Officer~~Legal Representative shall also:

a. Execute and fulfill agreements and decisions from the General Assembly and the Board of Directors;

b. Freely appoint and remove Company employees, except those whose appointment and removal compromises the Shareholders General Assembly and the Board of Directors;

c. Summon the Board of Directors when deemed necessary or convenient, and keep it duly informed as regards any operation for social businesses; submit for consideration the trial balances and other financial statements destined for administration, and provided all reports they request concerning the Company and its operations;

d. Call for a Shareholders General Assembly and present, in the ordinary meeting, the balance for the end of the fiscal year along with the reports, utilities distribution project and other disclosures and special information required by law, prior to the analysis, consideration and approval of the Board of Directors;

e. Ensure the effective compliance and disclosure of the Code of Good Governance, jointly with the Board of Directors;

f. Provide the opening or closure of subsidiaries or agencies, within or outside the main headquarters and determine the extension and limitations of the powers granted to the administrators of the respective institutions;

g. Execute or enter into, subject to the limitations set forth in the following article, all acts or contracts included within the corporate purpose, and those directly related to the existence and operation of the Company.

And others granted by these Bylaws or legislation.

It is added that the Chief Legal Representative may enter into or execute acts or contracts with the limitations established in the Company’s Bylaws.

Current article	Text proposal	Justification

Article 43. - Authorization.

As Legal Representatives of the Company, in and out of court, the Chief Executive Officer and the other Legal Representatives will have the authority to implement or to perform, without other limitations other than those established in these bylaws, operations that must be previously authorized by the Board of Directors or the Meeting of Shareholders, all the actions or contracts understood within the corporative objective or that simply have a preparatory, accessory or complementary nature for the accomplishment of the aims that the Company pursues, and those that are directly related to the existence and the operation of these. The President and the other Legal Representatives will be granted special powers to compromise, arbitrate and be involved in the company businesses, to bring about or to help judicial or administrative actions or disputes in which the Company has an interest and to interpose all the applicable resources according to the law; to stop actions or resources that interpose; to notate obligations or credits; to give or to receive goods in payment; to establish the judicial or extrajudicial representatives that are deemed necessary so that, acting under their orders, they represent the Company in any sort of business, and to determine their authorization, previous authorization from the Board of Directors when it is to form general representatives; to revoke mandates and substitutions.

Article 41~~3~~. - Powers and Capacity of the Chief and Alternate Legal Representatives.~~Authorization~~.

~~As~~ The Chief Legal Representative and its alternates, ~~s of the Company, in and out of court, the Chief Executive Officer and the other Legal Representatives~~ will have the authority to implement or to perform, without other limitations other than those established in these bylaws, operations that must be previously authorized by the Board of Directors or the Meeting of Shareholders, all the actions or contracts understood within the corporative objective or that simply have a preparatory, accessory or complementary nature for the accomplishment of the aims that the Company pursues, and those that are directly related to the existence and the operation of these. They will also ~~The President and the other Legal Representatives will~~ be granted special powers to compromise, arbitrate and be involved in the company businesses, to bring about or to help judicial or administrative actions or disputes in which the Company has an interest and to interpose all the applicable resources according to the law; to stop actions or resources that interpose; to notate obligations or credits; to give or to receive goods in payment; to establish the judicial or extrajudicial representatives that are deemed necessary so that, acting under their orders, they represent the Company in any sort of business, and to determine their ~~authorization~~powers. ~~, previous authorization from the Board of Directors when it is to form general representatives; to revoke mandates and substitutions.~~

The Legal Representatives shall have the following powers and limitations:

41.1 Chief Legal Representative: The Chief Legal Representative may perform any kind of acts or contracts for the development of the corporate purpose of the Company, receive money in loan or obligate the corporation in any form. However, under the terms of Article 36.5 of these Bylaws, he/she must obtain prior authorization from the Board of Directors to execute or enter into such acts or contracts, when the amount is or exceeds forty-six thousand (46,000) times the value of the legal monthly minimum wage in force at the time of the transaction or when it is to guarantee obligations of third parties, for any amount.

The limitations and powers previously contained in the third and fourth paragraphs of article 41 will be incorporated in a more organized and specific manner, maintaining the same focus and scope as in the aforementioned regulations.

Current article	Text proposal	Justification

41.2 Alternate Legal Representatives: When the Alternates act jointly or simultaneously with the Chief Legal Representative, they may perform the same type of acts or contracts as the Chief Legal Representative, when the amount does not exceed thirteenth thousand (13,000) times the value of the minimum legal monthly salary in force at the time of the transaction, except when it is to guarantee obligations of third parties for any amount, in which case it must be approved by the Board of Directors. Notwithstanding the foregoing amount, in these events the Alternate Legal Representative may only carry out acts or contracts, with the prior approval of the Chief Legal Representative, the Chairman of the Board of Directors, or the person delegated by them.

First Paragraph. The following are exempted from the limitations set forth in items 41.1 and 41. 2: (i) the purchase and sale of inventories for resale in the warehouses, (ii) the contracting of public services, cleaning, surveillance, or other services necessary for the operation of the company within its ordinary business, and (iii) the financial operations required for the administration of the company's cash or for the hedging of its exposure to foreign currencies, within the limits established for this purpose by the Board of Directors, acts that the ~~President~~ Legal Representatives of the Company may perform unlimitedly without the need for prior authorization of the Board of Directors.

Paragraph Two. The legal representation of the Company before the jurisdictional, administrative, police and tax authorities and State entities shall also be held, together with the Legal Representative and his Alternates, by the General Counsel. Notwithstanding such special capacity, the Legal Representatives and the General Counsel may constitute legal representatives, both general and special, to represent the Company before such lawsuits or proceedings.

Paragraph three. The compliance agent for sending and providing relevant information to the Financial Superintendence of Colombia will be that of the Finance and Administrative Vice-president of the Company or the position that replaces him/her. In compliance with the above, the Company's website will create an information section for shareholders and investors.

Current article	Text proposal	Justification

Article 44. – Delegation.

The Chief Executive Officer will be able to delegate to the employees of the Company, especially in the Senior Management, the practice of one or some of the previous functions and authorizations, whenever by their nature such functions or authorizations are delegable and the delegation is not prohibited, in accordance with the policy that the Board of Directors approves for this reason.

Article 42~~4~~. – Delegation.

The Chief ~~Executive Officer~~Legal Representative and its alternates, will be able to delegate and revoke to the employees of the Company, ~~especially in the Senior Management,~~ the practice of one or some of the previous functions and authorizations, whenever by their nature such functions or authorizations are delegable and the delegation is not prohibited, in accordance with the policy that the Board of Directors approves for this reason.

The name of the Chief Executive Officer is replaced by that of the Chief Legal Representative, thus separating it from a specific position within the Company.

Block No. 4: Amendments corresponding to the chapter of the General Counsel.

Includes Article 48.

Current article	Text proposal	Justification

Article 48. - Appointment and Functions.

The Company shall have a General Counsel, who may also hold an executive position in the Company.

In the event that the General Counsel also holds an executive position in the Company, his appointment and removal shall be made by the Board of Directors upon proposal of the CEO of the Company.

In the event that the General Counsel does not hold an executive position in the Company, his appointment and removal shall be the responsibility of the Board of Directors.

The Company´s General Counsel will be Secretary to both the General Shareholders Meeting and the Board of Directors.

In addition to the special functions that are assigned to him/her by the Board of Directors or the Chief Executive Officer, the General Counsel will have the following functions and responsibilities:

a. Keep in accordance with the law the book of minutes of the Shareholders General Assembly and the Board of Directors, taking minutes and authorizing by signing issued copies;

b. Monitor issuance and transfers of share certificates and registration of documents in the corresponding Share registry book;

c. Communicate calls for meetings of the Board of Directors and Shareholders General Assembly and deliver, on time and in good and due form, the information to the members of the Board of Directors;

Article 48. - Appointment and Functions.

The Company shall have a General Counsel, who may also hold an executive position in the Company and will be elected by the Board of Directors.

~~In the event that the General Counsel also holds an executive position in the Company, his appointment and removal shall be made by the Board of Directors upon proposal of the CEO of the Company.~~

~~In the event that the General Counsel does not hold an executive position in the Company, his appointment and removal shall be the responsibility of the Board of Directors.~~

The Company´s General Counsel will be Secretary to both the General Shareholders Meeting and the Board of Directors.

In addition to the special functions that are assigned to him/her by the Board of Directors or the Chief Executive Officer, the General Counsel will have the following functions and responsibilities:

a. Keep in accordance with the law the book of minutes of the Shareholders General Assembly and the Board of Directors, taking minutes and authorizing by signing issued copies;

b. Monitor issuance and transfers of share certificates and registration of documents in the corresponding Share registry book;

c. Communicate calls for meetings of the Board of Directors and Shareholders General Assembly and deliver, on time and in good and due form, the information to the members of the Board of Directors;

The purpose is to clarify that the General Counsel shall be elected in all cases by the Board of Directors, notwithstanding the fact that he/she holds an executive position within the Company.

Likewise, the paragraph is eliminated since the first part of the article makes clear the double role that the General Counsel could develop within the Company.

Current article	Text proposal	Justification

d. Manage documents and archives of the Company and ensure the custody and preservation of books, deeds, titles, records and other items entrusted to him/her;

e. Maintain up to date with legal requirements the registration of trademarks, emblems, names and other industrial or commercial property rights, insurance policies, public deeds and other documents relating to the ownership, possession or custody of property and rights of the Company;

f. Ensure the formal legality of the actions of the Board of Directors and that its procedures and governance rules are respected and regularly reviewed, in accordance to the provisions of the Company Bylaws and other internal regulations.

Paragraph. The General Counsel may hold, simultaneously, a position of Vice President of the Company, in which case, in addition to the rules set forth in this article, the provisions contained in articles 41 and following of these bylaws will be applicable.

d. Manage documents and archives of the Company and ensure the custody and preservation of books, deeds, titles, records and other items entrusted to him/her;

e. Maintain up to date with legal requirements the registration of trademarks, emblems, names and other industrial or commercial property rights, insurance policies, public deeds and other documents relating to the ownership, possession or custody of property and rights of the Company;

f. Ensure the formal legality of the actions of the Board of Directors and that its procedures and governance rules are respected and regularly reviewed, in accordance to the provisions of the Company Bylaws and other internal regulations.

~~Paragraph. General Counsel may hold, simultaneously, a position of Vice President of the Company, in which case, in addition to the rules set forth in this article, the provisions contained in articles 41 and following of these bylaws will be applicable.~~

Management is urged to make the necessary adjustments as a consequence of this proposed amendment to the Company’s Bylaws. Likewise, the Board of Directors shall make the corresponding adjustments to the Corporate Governance instruments required as a consequence of these amendments.

Envigado, March 27 , 2025 YEAR - END REPORTS Almacenes Éxito S . A . (the “Company”) informs its shareholders and the market in general that today, March 27 , 2025 , after all the necessary processes and authorizations had been carried out, the ordinary General Shareholders' Meeting was held in person, where the matters contemplated in the agenda that was informed by means of the call made on February 24 , 2025 , were considered . At said meeting, in accordance with the functions and powers of the General Shareholders' Meeting provided for in Article 29 of the Bylaws , the Assembly approved the following proposals : The CEO’S and Board of Directors’ management report for 2024 was approved by 96.43% of the shares present and represented at the meeting. The separated and consolidated financial statements as of December 31, 2024, were approved by 96.43% of the shares present and represented at the meeting. Attached below is the text of said reports .

16

Ladies and Gentlemen Shareholders : In this Management Report, we record the main results of the year 2024 with the most relevant indicators in each of the countries where Grupo Éxito operates : Colombia, Uruguay, and Argentina, both separately and consolidated . It also covers the most significant matters in terms of sustainability, corporate governance and internal control, related party transactions, intellectual property, and regulatory compliance . The results expressed here are the consequence of rigorous work that has been developed with the different teams in the region to achieve an evolution of the company that allows it to improve its indicators, which we hope will be reflected in better returns for the shareholders who have believed in the company . Colombia - Grupo É \ ito During 2024 , the country's economic activity showed a gradual recovery compared to 2023 , as a result of some macroeconomic measures that drove an improvement in the company's results . Inflation in Colombia closed at 5 . 2% , while food inflation decreased from 5 . 0 % in 2023 to 3 . 3 % in 2024 . Meanwhile, the interest rates of the Banco de la República reached 9 . 5 % at the end of the year, allowing the non - food category to show slight signs of recovery from the third quarter of the year . By September 2024 , GDP grew by 2 . 0% ; the consumer confidence index in December ended at - 3 . 4 percentage points, achieving an increase of 13 . 9 percentage points compared to 2023 , and household consumption had an annual growth of 2 . 0% , showing signs of recovery after a period of almost two years . In this context, the following were the results of Grupo Éxito's operations in Colombia . Revenues from operations in Colombia increased by 2 . 7 % compared to 2023 reaching COP $ 16 . 3 billion, representing 74 % of Grupo Éxito's consolidated revenues . This result is the fruit of the strategies designed by the company to offer savings and assortment alternatives to its clients in the midst of a challenging environment ; the strong performance of the real estate business and the solid performance of omnichannel . At the end of 2024 , Grupo Éxito Colombia recorded an increase of 0 . 6 points ( 60 basis points) in market share in the same area . 17

Recurring EBITDA grew by 4 . 7 % and reached COP $ 1 . 2 billion, with a margin over revenues of 7 . 3% . This result was leveraged by the positive contribution of complementary businesses and a significant operational excellence program focused on logistical improvements, contract renegotiations, and structural adjustments that achieved an improvement in expense reduction of 46 basis points, showing a practically neutral growth compared to 2023 of + 0 . 1 % and being below the inflation levels reported in the country . This represented a significant advance towards a more efficient operation without affecting service levels . The positive performance of the fourth quarter (sales + 4 . 1 % and EBITDA + 30 . 5% ) drove the year's results into positive territory . The company made significant progress in various commercial initiatives : Gradual unification of brands to consolidate operations around the Éxito and Carulla brands, two aspirational, leading, and emblematic brands that are in the hearts, minds, and preferences of Colombians, incorporating the best of the original brands into their proposal . The transition is being carried out gradually, with the premise of preserving the DNA of the brands, also considering the location of the stores, proximity, and customer knowledge . By the end of the year, 26 stores were intervened ( 16 conversions to the Carulla brand and 10 to Éxito), whose sales grew by 12 . 0% ; and the opening of two Éxito stores and one Carulla store . Increase in assortment in stores across all regions of the country, with more than 2 , 000 new references per store from over 80 brands, representing an increase of more than 30 % in the existing products on the shelves, which account for 5 . 1 % of sales in FMCG . Implementation of the main levers of the Éxito Wow and Carulla FreshMarket formats, for a total of 15 stores intervened during 2024 . A wide portfolio with High and Low promotional activations throughout the year and at the moments when customers need them the most . 18

Renewal of the cross - brand thematic days : "Martes del campo" (Field Tuesdays), with an increase in fruit and vegetable sales of more than 28 % compared to the same day before the strategy . "Miércoles de carnes frescas" (Fresh Meat Wednesdays), with an increase in beef, pork, chicken, and fish sales of more than 54 % compared to the same day before the strategy . "Viernes de celebración" (Celebration Fridays), offering special discounts in the liquor and snacks categories, with an increase in sales of more than 45 % compared to the same day before the strategy . Strengthening of products with "Precio Insuperable" (unbeatable Price) as a savings and relief alternative for Colombians, with a portfolio of more than 1 , 000 private label products and leading national brands, which saw a 14 . 0 % increase in sales, representing a 50 % increase in sales for the national brands participating in the strategy . Thanks to the implementation of various commercial strategies, the operation in Colombia gained 0 . 6 points in same - store market share, achieving growth in the main cities of the country such as Bogotá, Medellín, Barranquilla, and Cali, in both the food and non - food segments (according to Nielsen measurement) . During the fourth quarter of the year, the company was the number one retailer in market share growth . During 2024 , Grupo Éxito Colombia's investment levels were consistent with its strategy and cash generation . We invested approximately COP $ 200 , 000 million, mainly allocated to store conversions to the Carulla and Éxito brands, as well as store maintenance and logistics . Omnichannel : omnichannel sales in Colombia reached COP $ 2 . 3 billion, with a 14 . 7 % share of total sales (compared to 14 . 1 % the previous year) and exceeding 23 million orders . Sales were driven by the performance of the food categories, which grew by 11% , achieving a 13 . 4 % share of the total sales of this category . 19

The performance of the Éxito and Carulla applications is highlighted, which exceeded COP $ 180 , 000 million in sales, growing by 27 % compared to 2023 and consolidating themselves as one of the major growth drivers . Regarding traffic monetization, the performance and contribution of the real estate business stand out with 33 assets and retail premises, totaling 807 , 843 m² of GLA and maintaining solid occupancy levels above 98% . The increased traffic favored the performance of tenants and the company's rental income . Viva Malls was certified by ICONTEC as Carbon Neutral for the third consecutive year, thanks to its commitment to reducing greenhouse gas emissions and developing a mitigation and compensation strategy for them . Tuya, the financial business of Grupo Éxito Colombia, experienced a year of gradual recovery thanks to risk management to protect the fundamentals of the business and reduce its delinquency rate . Tuya reached 1 . 3 million credit cards and approximately COP $ 2 . 1 billion in portfolio . Puntos Colombia consolidated itself as the largest loyalty program in Colombia . During 2024 , its revenues grew by 10 . 6 % and EBITDA reported a rate of 6 . 3 % over revenues . Puntos Colombia reached more than 7 . 8 million customers with habeas data and has more than 4 , 900 allied brands . During 2024 , 42 , 306 million points were redeemed, 61 % of them in our allied brands . Viva Envigado is consolidated as the largest shopping and business center in Colombia with 159 , 000 m² of GLA, following the arrival of IKEA to this shopping center . The strategic location and connectivity with the city's main roads made Viva Envigado the ideal place for IKEA to choose for its store . Additionally, Jardín Nómada was inaugurated, which with 5 , 000 m² of built area and 2 , 180 m² of commercial area, offers to the visitors 130 new coworking spaces, as well as places for enjoying gastronomy and social and family gatherings . 20

The company's own brands remain fundamental to its commercial strategy . Thanks to them, Grupo Éxito can offer its customers exclusive, high - quality products at prices that fit different budgets . We highlight that, for the third consecutive year Moda Éxito's own brands Arkitect, Bronzini, and People received the CO 2 CERO Sustainable Fashion certification in the Gold category . This recognition reaffirms Grupo Éxito's commitment to sustainability and social responsibility, promoting fashion made by Colombian hands, generating local and dignified employment . Of the almost 22 million own - brand garments, 94 % were manufactured in Colombia, in 215 small companies that generated more than 10 , 700 direct jobs, 75 % was occupied by wommen . International operations The macroeconomic behavior of the other countries where Grupo Éxito operates presented significant challenges during 2024 . In the case of Argentina, a series of macroeconomic measures to reduce inflation ended up reflecting in lower consumption, directly impacting the operational result . Operations in Uruguay and Argentina accounted for 26 % of Grupo Éxito's consolidated revenues . Uruguay – Grupo Disco Uruguay Inflation in 2024 closed at 5 . 5 % and managed to stay within the target range set by the Banco Central de Uruguay (BCU) throughout the year . According to the latest national accounts report from the BCU, economic activity in the third quarter of 2024 increased by 4 . 1 % compared to the previous year . At the end of the third quarter, the consumption advanced by 1 . 3% , with an increase in household spending of 0 . 8% . The company's sales in Uruguay grew by 5 . 8 % compared to 2023 in local currency, above inflation . This result was driven by the strong commercial dynamism maintained throughout the year, as well as the contribution of the 33 stores under the Fresh Market model, which accounted for 60 % of sales in the country . On the other hand, omnichannel sales grew by 18 . 9 % compared to the previous year and now represent 3 . 0 % of sales . 21

The recurring EBITDA margin reached a rate of 11 . 4 % over revenues, improving by 76 basis points compared to the previous year, reflecting the good sales performance and an optimization in its gross margin by 58 basis points compared to 2023 . Among the main issues in the country, the expansion of the sales area in the Devoto Shangrilá stores in Ciudad de la Costa and the transformation of their commercial proposal into Fresh Market stand out, addressing the population growth in the area . The Disco de Parada 5 in Punta del Este also doubled its surface area, adapting to the increase in the permanent population in the country's main resort . The celebration of the 25 th anniversary of the inauguration of Géant, the country's first hypermarket, is also noteworthy, with a focus on the reinvention and renewal of the brand . During 2024 , the proposal was updated to align with new consumption trends, creating a space that integrates all solutions under one roof . Géant now offers the widest variety of assortment in the market, with an innovative, smart, and friendly design that meets customer needs, all while maintaining its competitive pricing and outstanding offers . Thanks to this relaunch, it achieved growth double the average of other formats . Argentina - Libertad Argentina began a process of stabilizing its macroeconomy in 2024 . The program implemented by the new administration has achieved good results in fiscal and inflation matters . Although the measures led to a slowdown in consumption, they allowed inflation to decrease from 211 % at the end of 2023 to 117 . 8 % at the end of 2024 . Libertad increased its revenues by 62 . 2 % in local currency in a contracting country environment, where sales were strongly impacted by the slowdown in consumption, which was partially offset by the good dynamics of the real estate business that reached occupancy levels of 94 . 6% . Recurring EBITDA stood at COP - $ 31 , 974 million, with a margin over revenues of - 2 . 1% . This result was negatively impacted by the slowdown in income levels and strong inflationary pressures on costs and expenses . 22

During 2024 , significant progress was made in the country's strategy . The High and Low pricing strategy was implemented in all stores, and the assortment was expanded with an increase of more than 9 , 000 products, which allowed the out - of - stock rate to decrease from 56 % in January to 19 % in December 2024 , reflecting the commitment to offer a value strategy at competitive prices to customers . As a result of these strategies, more than 146 , 500 customers were recovered and more than 40 , 000 new customers were added in 2024 . Regarding the real estate business in Argentina, it closed the year with a positive net profit of approximately USD $ 6 million dollars, an occupancy rate of 94 . 6% , and a collection rate above 95% . Additionally, a growth and operational efficiency plan is being implemented, adding 6 , 500 m² of GLA, achieving a growth of 3 . 5 % compared to 2023 . At the same time, work is being done to maximize the profitability of the assets through value propositions for partners, incorporating third - party investments amounting to approximately USD $ 8 million dollars . Consolidated Financial Results Grupo Éxito's consolidated revenues reached COP $ 21 . 9 billion, with a growth of 3 . 6 % and 6 . 0 % excluding exchange rate effects, which were leveraged by the strong performance of the operation in Uruguay, the resilient performance of retail in Colombia, and the positive result of the real estate business . These factors managed to offset a challenging context for the retail business in Argentina, especially affected by macroeconomic measures aimed at containing high inflation levels . The Group's recurring EBITDA reached more than COP $ 1 . 6 billion, representing a margin of 7 . 4% , decreasing compared to the previous year ( - 0 . 9% ) and growing by 2 . 0 % excluding exchange rate effects . This result is mainly explained by the lower contribution from Argentina . Likewise, the net profit was COP $ 54 , 786 million, a result that was negatively affected by the recognition of the high inflationary effect in Argentina, the lower contribution due to the slowdown in consumption, inflationary pressures on costs/expenses, and exchange rate impacts, especially in the first half of the year ; Additionally, the result was impacted by higher non - recurring expenses explained by the restructuring process in Colombia . Consolidated net profit grew by 23% in the fourth quarter, generating a positive result for the year of COP $54,786 million . 23

Our gross cash position reached COP $ 0 . 9 billion, remaining at similar levels to the previous year, thanks to the action plans implemented to control spending, the work done on working capital, and the prioritization of investments made . Grupo Éxito closed 2024 with a healthy financial leverage level, reflecting the natural seasonality of the business and with a Gross Debt/EBITDA ratio that complies with the established financial covenants . For more information on the Financial Statements, we invite you to consult the Separate Financial Statements Sustainability Grupo Éxito Colombia's Sustainability strategy is composed of six strategic challenges . Below are some of the most relevant results in this area during 2024 : Fundación Éxito, committed to its goal of contributing to the eradication of chronic malnutrition in Colombia by 2030 , benefited more than 68 , 000 children in 32 departments and 199 municipalities across the country through nutrition and complementary support programs . Additionally, it delivered more than 182 , 000 food packages to children and their families, contributing to better conditions for their physical and cognitive growth and development . Through our Cultivando Oportunidades program, 88 % of the fruits and vegetables we market came from national farmers, and 88 % of this purchase was made directly and without intermediaries . Nearly 94 % of the own - brand garments we market were made in Colombia, through 215 workshops that generated more than 10 , 700 jobs, 75 % of which are occupied by women . We invested close to COP $ 48 , 000 million in benefits for our employees in key areas such as health, education, housing and recreation, to name a few . Additionally, we trained more than 31 , 000 employees in various skills . In our operations, we collected 18 , 850 tons of recyclable material, in addition to 909 tons from our customers, reaching a total of 19 , 759 tons recycled . Additionally, the Viva Shopping Centers renewed their Carbon Neutral certification granted by ICONTEC, thanks to their management and commitment to sustainability . 24

Each of these achievements is the result of the joint effort of our employees, customers, partners and allies. For more information on these strategic challenges in sustainability matter, we invite you to consult the Sustainabilit y Report Corporate Governance and Internal Control Grupo Éxito reaffirmed ethics as an essential pillar in its relationships with different stakeholders, promoting a culture of integrity and good governance . Transparent and open communication with its shareholders and investors is highlighted, along with the commitment to market information disclosure . The company defined its strategic risk profile considering political, economic, social, technological, environmental, and legal aspects, establishing measures to mitigate negative impacts, seize opportunities, and protect the its value . Additionally, the company conducted a quantitative and qualitative analysis of market risk to which it is exposed as a result of its investments and activities sensitive to market variations . For more details, see note 39 of the consolidated and separate financial statements . Risk management is a key part of the corporate strategy, aligned with internal and external factors to anticipate and respond effectively to possible events . Furthermore, its internal organizational control not only ensures regulatory compliance but also strengthens efficiency, information integrity, and decision - making, protecting the corporate reputation . The management certifies that the Internal Control System did not present deficiencies that prevented the proper recording, processing, summarizing, and/or presenting of financial information ; nor did it suffer significant frauds that affected its condition, quality, and integrity . The disclosure of financial information was verified and complied with current regulations, ensuring that the information as of December 31 was adequate and relevant, and did not have inaccuracies and/or errors that prevent knowing the true financial situation of the company . For more information on Corporate Governance and the company's Internal Control System, we invite you to consult the Corporate Governance Report in the present periodic integrated year - end report . 25

Transactions between related parties The details of such transactions can be found in Note 9 of the Separate Financial Statements . Intellectual property and regulatory compliance The company has a portfolio of over 1 , 200 distinctive sign registrations in different classes of the International Nice Classification . The registrations are in 35 countries, of which more than 690 are in Colombia, including, among others, the Éxito and Carulla brands associated with the retail business ; Frescampo and Taeq, associated with the food business ; Arkitect, Bronzini and Finlandek, associated with the fashion, textile and home decoration industry . Additionally, a license has been granted to its subsidiary in Uruguay to use its textile brands in that country . As of December 31 , 2024 , there are no registered patents . In terms of intellectual property, compliance with applicable regulations for Colombia and other countries where there is a commercial presence was achieved ; the corresponding licenses for the use of distinctive signs and other copyrights for which the company is not the owner are also in place . Regarding copyright, it is reported that compliance with applicable regulations and the conditions defined in software license use contracts was achieved . In line with the corporate commitment to ensure the protection of personal data of all our stakeholders, develop proactive risk management associated with data management, and build a comprehensive program, the company has carried out activities aimed at complying with applicable regulations and implementing best practices in the field, with the principle of recognizing privacy and respecting the fundamental right of habeas data . Finally, it is reported that the free circulation of invoices issued by suppliers of goods or services has not been restricted in any way and that the company is not involved in investigations related to anti - competitive practices . 26

Thanks to the commitment and effort of our work teams and suppliers, we are already seeing improvements in sales results and Grupo Éxito's profitability . We trust that although these are not yet the results we need, we hope that the figures we see today for the last quarter of 2024 and the end of the year, will mark the path of a gradual and consistent recovery . We feel we are on the right track . At Grupo Éxito, we remain committed to an evolution that allows us to ensure the company's sustainability today, in 50 , and in 100 years . This commitment drives us to transform the retail experience, dignify the lives of our communities, and adapt resiliently to market challenges . We are clear about the hard work ahead to achieve the goal of improving results, making a positive difference in Colombia, Uruguay, and Argentina, always keeping our eyes on our customers and the constant pursuit of the competitiveness of our businesses, the profitability of the operation, and thus contributing to the construction of a region with greater opportunities . The current challenges are an opportunity to be stronger, more innovative, and closer . The results achieved have been possible thanks to the work and commitment of more than 40 , 000 employees in Colombia, Uruguay, and Argentina, who day by day build this organization through admirable dedication . We are committed today, tomorrow, and always to continue building business in Colombia, Uruguay, and Argentina alongside our employees, customers, suppliers, and investors . Carlos Calleja Hakker Grupo É \ itos President Closing messages 27

1 Almacenes Éxito S.A. Consolidated financial statements As of December 31, 2024 and 2023 and for the Years ended December 31, 2024, 2023

2 Almacenes Éxito S.A. Consolidated statement of financial position At December 31, 2024 and 2023 (Amounts expressed in millions of Colombian pesos) As at December 31, 2023 2024 Notes Current assets 1,508,205 1,345,710 7 Cash and cash equivalents 704,931 659,699 8 Trade receivables and other receivables 41,515 33,654 9 Prepayments 52,145 37,670 10 Receivables from related parties 2,437,403 2,818,786 11 Inventories, net 2,452 4,525 12 Financial assets 524,027 553,916 24 Tax assets 12,413 2,645 41 Assets held for sale 5,283,091 5,456,605 Total current assets Non - current assets 12,338 10,459 8 Trade receivables and other receivables 4,816 11,210 9 Prepayments 52,500 - 10 Receivables from related parties 25,014 15,141 12 Financial assets 197,692 253,085 24 Deferred tax assets 4,069,765 4,261,625 13 Property, plant and equipment, net 1,653,345 1,828,326 14 Investment property, net 1,361,253 1,728,352 15 Rights of use asset, net 366,369 400,714 16 Other intangible assets, net 3,080,622 3,297,086 17 Goodwill 232,558 291,554 18 Investments accounted for using the equity method 398 398 Other assets 11,056,670 12,097,950 Total non - current assets 16,339,761 17,554,555 Total assets Current liabilities 1,029,394 1,984,727 20 Loans, borrowings, and other financial liability 4,703 4,055 21 Employee benefits 22,045 47,327 22 Provisions 55,617 43,757 10 Payables to related parties 5,248,777 4,408,479 23 Trade payables and other payable 282,180 299,456 15 Lease liabilities 107,331 119,210 24 Tax liabilities 139,810 60,481 25 Derivative instruments and collections on behalf of third parties 254,766 230,068 26 Other liabilities 7,144,623 7,197,560 Total current liabilities Non - current liabilities 236,811 273,722 20 Loans, borrowings, and other financial liability 35,218 34,776 21 Employee benefits 11,630 14,068 22 Provisions 37,349 22,195 23 Trade payables and other payable 1,285,779 1,684,788 15 Lease liabilities 156,098 304,235 24 Deferred tax liabilities 8,091 7,321 24 Tax liabilities 2,353 378 26 Other liabilities 1,773,329 2,341,483 Total non - current liabilities 8,917,952 9,539,043 Total liabilities Equity 4,482 4,482 27 Issued share capital 1,431,125 1,491,467 27 Reserves 4,665,070 5,192,563 27 Other equity components 1,321,132 1,327,000 Equity attributable to non - controlling interest 7,421,809 8,015,512 Total equity 16,339,761 17,554,555 Total liabilities and equity The accompanying notes are an integral part of the consolidated financial statements.

3 Almacenes Éxito S.A. Consolidated statement of profit or loss For the years ended December 31, 2024 and 2023 (Amounts expressed in millions of Colombian pesos) Year ended December 31, 2023 2024 Notes Continuing operations 21,122,087 21,880,509 28 Revenue from contracts with customers (15,696,044) (16,347,501) 11 Cost of sales 5,426,043 5,533,008 Gross profit (4,482,993) (4,683,133) 29 Distribution, administrative and selling expenses 36,894 71,476 31 Other operating revenue (107,433) (119,359) 31 Other operating expenses 10,270 (25,866) 31 Other (losses) income, net 882,781 776,126 Operating profit 284,090 168,336 32 Financial income (698,380) (579,682) 32 Financial cost (114,419) (71,872) 18 Share of profit in associates and joint ventures 354,072 292,908 Profit before income tax from continuing operations (45,898) (55,665) 24 Income tax (expense) 308,174 237,243 Profit for the year Net profit attributable to: 125,998 54,786 Equity holders of the Parent 182,176 182,457 Non - controlling interests 308,174 237,243 Profit for the year Earnings per share (*) Basic earnings per share (*): 97.08 42.21 33 Basic earnings per share from continuing operations attributable to the shareholders of the Parent (*) Amounts expressed in Colombian pesos. The accompanying notes are an integral part of the consolidated financial statements.

4 Almacenes Éxito S.A. Consolidated statement of other comprehensive income For the years ended December 31, 2024 and 2023 (Amounts expressed in millions of Colombian pesos) Year ended December 31, 2023 2024 Notes 308,174 237,243 Profit for the year Other comprehensive income Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes (3,006) 1,269 27 Gain (loss) from new measurements of defined benefit plans (231) (1 ,098 ) 27 (Loss) from financial instruments designated at fair value through other comprehensive income (3,237) 1 71 Total other comprehensive income that will not be reclassified to period results, net of taxes Components of other comprehensive income that may be reclassified to profit and loss, net of taxes (1,438,514) 12,824 27 Gain (loss) from translation exchange differences (1) 112,576 (14,186) 2 7 (Loss) gain from translation exchange differences to the put option (2) 2,957 2,206 27 Gain from cash flow hedge (1,322,981) 844 Total other comprehensive income that may be reclassified to profit or loss, net of taxes (1,326,218) 1,015 Total other comprehensive income (1,018,044) 238,258 Total comprehensive income Comprehensive income attributable to: (1,211,146) 51,828 Equity holders of the Parent 193,102 186,430 Non - controlling interests (1) Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency. (2) Represent exchange differences arising from the translation of put option on the subsidiary Grupo Disco Uruguay S.A. into the reporting currency. The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.
Consolidated statement of changes in equity
At December 31, 2024 and 2023
(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent														
	Issued share capital	**Premium on the issue of shares**	**Treasury shares**	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	**Total reserves**	**Other comprehensive income**	**Retained earnings**	**Hyperinflation and other equity components**	**Total**	**Non-controlling interests**	**Total shareholders' equity**
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27				
Balance at December 31, 2022	**4,482**	**4,843,466**	**(319,490)**	7,857	630,346	418,442	155,412	329,529	**1,541,586**	**(966,902)**	**515,564**	**1,520,282**	**7,138,988**	**1,295,458**	**8,434,446**
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(159,278)	(376,670)
Profit for the period	-	-	-	-	-	-	-	-	-	-	125,998	-	125,998	182,176	308,174
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	(1,449,720)	-	-	(1,449,720)	10,926	(1,438,794)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(65,690)	(65,690)	(51,823)	(117,513)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	411,539	411,539	-	411,539
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	112,576	-	53,308	165,884	43,673	209,557
Other movements	-	-	-	-	(2,108)	-	-	9,967	7,859	-	(8,157)	(8,632)	(8,930)	-	(8,930)
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(159,278)	(376,670)
Balance at December 31, 2023	**4,482**	**4,843,466**	**(319,490)**	7,857	509,918	418,442	155,412	339,496	**1,431,125**	**(2,304,046)**	**534,333**	**1,910,807**	**6,100,677**	**1,321,132**	**7,421,809**
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(176,872)	(242,401)
Profit for the period	-	-	-	-	-	-	-	-	-	-	54,786	-	54,786	182,457	237,243
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	11,228	-	-	11,228	3,973	15,201
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(82,294)	(82,294)	(75,117)	(157,411)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	648,542	648,542	-	648,542
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(14,186)	-	34,325	20,139	71,427	91,566
Other movements	-	-	-	-	-	-	-	(127)	(127)	-	1,090	-	963	-	963
Balance at December 31, 2024	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**586,096**	**418,442**	**155,412**	**323,660**	**1,491,467**	**(2,307,004)**	**464,211**	**2,511,380**	**6,688,512**	**1,327,000**	**8,015,512**

The accompanying notes are an integral part of the consolidated financial statements.

5

6 Almacenes Éxito S.A. Consolidated statement of cash flows For the years ended December 31, 2024 and 2023 (Amounts expressed in millions of Colombian pesos) Year ended December 31, 2023 (1) 2024 Notes Operating activities 308,174 237,243 Profit for the year Adjustments to reconcile profit for the year 106,109 107,202 24 Current income tax (60,211) (51,537) 24 Deferred tax 353,691 351,679 32 Interest, loans and lease expenses (93,984) 40,802 Losses (gain) due to difference in unrealized exchange (1) 33,737 (13,595) 32 (Gain) loss from changes in fair value of derivative financial instruments 5,377 10,529 8.1 Expected credit loss, net 8,915 11,651 11.1 Impairment of inventories, net 3,451 15,143 13; 14; 15 Impairment of property, plant and equipment and investment property 4,437 4,683 21 Employee benefit provisions 38,658 82,191 22 Provisions and reversals 611,775 639,030 13; 14; 15 Depreciation of property, plant and equipment, right of use asset and investment property 30,748 34,377 16 Amortization of other intangible assets 114,419 71,872 Share of losses in associates and joint ventures accounted for using the equity method (12,721) 14,069 Losses from the disposal of non - current assets (45,852) (30,799) 32 Interest income 2,495 50,968 Other adjustments from items other than cash 1,409,218 1,575,508 Cash generated from operating activities before changes in working capital (5,620) 36,562 Decrease (increase) in trade receivables and other receivables (9,212) 1,276 Decrease (Increase) in prepayments (8,760) 15,883 Decrease (increase) in receivables from related parties 86,910 (351,152) (Increase)decrease in inventories (14,013) (9,137) (Increase) in tax assets (1,738) (4,547) (Decrease) in employee benefits (42,859) (54,542) 22 Payments and decease in other provisions 156,197 (796,303) (Decrease) increase in trade payables and other accounts payable (9,099) (8,373) (Decrease) in accounts payable to related parties 20,872 12,367 Increase in tax liabilities 44,086 (28,051) (Decrease) increase in other liabilities (98,915) (114,155) Income tax, net 1,527,067 275,336 Net cash flows provided by operating activities Investing activities (38,032) - 17.1 Businesses combinations (64,090) (78,549) Advances to joint ventures (432,717) (284,669) 13.1 Acquisition of property, plant and equipment (1,820) - 15 Acquisition of other assets (56,688) (32,432) 14 Acquisition of investment property (30,798) (14,857) 16 Acquisition of other intangible assets 36,642 6,912 Proceeds of the sale of property, plant and equipment and intangible assets (587,503) (403,595) Net cash flows (used in) investing activities Financing activities 3,087 (12) Proceeds (payments of) financial assets (7,115) (64,789) (Payments of) payments received from collections on behalf of third parties 1,241,024 1,749,014 20 Proceeds from loans and borrowings (1,217,881) (685,084) 20 Payments of loans and borrowings (228,579) (208,879) 20 Payments of interest of loans and borrowings (272,688) (288,888) 15.2 Lease liabilities paid (123,711) (147,512) 15.2 Interest on lease liabilities paid (357,028) (265,377) 37 Dividends paid 45,852 30,799 32 Interest received (117,351) (157,412) Payment to non - controlling interest (1,034,390) (38,140) Net cash flows (used in) financing activities (94,826) (166,399) Net decrease in cash and cash equivalents (130,642) 3,904 Effects of the variation in exchange rates 1,733,673 1,508,205 7 Cash and cash equivalents at the beginning of year 1,508,205 1,345,710 7 Cash and cash equivalents at the end of year The accompanying notes are an integral part of the consolidated financial statements. (1) Some figures in the December 2023 financial statements were reclassified for comparative purposes. In application of the definitions established in IAS 8 - Materiality and relative importance, the Company's Management considered that they do not influence the economic decisions taken by users on the financial statements issued in 2024.

7 Note 1 . General information Almacenes Éxito S . A . was incorporated pursuant to Colombian laws on March 24 , 1950 ; its headquarter is located Carrera 48 No . 32 B Sur - 139 , Envigado, Colombia . The life span of the Company goes to December 31 , 2150 . Here and after Almacenes Éxito S . A . and its subsidiaries are referred to as the “Exito Group” . Almacenes Éxito S . A . is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia . In April, 2024 , Almacenes Éxito S . A . obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) . In August, 2024 , Almacenes Éxito S . A . obtained registration as a foreign issuer with the U . S . Securities and Exchange Commission (SEC) . Consolidated financial statements for the year ended December 31, 2024 were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on February 26, 2025. Exito Group  s corporate purpose is to: - Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online. - Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade. - Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services. - Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments. - Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects. - Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short - term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets. - In the capacity as wholesaler and retailer, distribute oil - based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds. At December 31 , 2023 , the immediate holding company, or controlling entity of Almacenes Éxito S . A . was Companhia Brasileira de Distribuição S . A . (hereinafter CBD), which owned 91 . 52 % of its ordinary shares . CBD is controlled by Casino Guichard - Perrachon S . A . which is ultimately controlled by Mr . Jean - Charles Henri Naouri . Starting from January 22 , 2024 and at December 31 , 2024 and as a consequence of mentioned in Note 6 , the immediate holding company, or controlling entity of the Company is Cama Commercial Group Corp . , which owns 86 . 84% (directly) of its ordinary shares . Cama Commercial Group Corp . is controlled by Clarendon Worldwide S . A . , controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr . Francisco Javier Calleja Malaina . Almacenes Éxito S.A. is registered in the Camara de Comercio Aburrá Sur.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at December 31, 2024 and 2023:

Name	Main activity	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2024	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Directly owned entities								
Almacenes Éxito Inversiones S.A.S.	Incorporation of companies / Provision of telecommunications networks and services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Provision of national and international cargo transportation services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Provision of platform access services / Electronic commerce.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Storage of goods under customs control.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Acquisition of ownership rights to the property in the name of the Company.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Marketing of electrical energy.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Activities with all kinds of textile goods / Operation of e-commerce platforms.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Exploitation of activities related to tourism.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Provision of general services, as well as purchase and sale of furniture and real estate.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Direct or indirect acquisition of property rights over galleries and shopping centers.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Making general investments.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Securities management and administration activities.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Development of the operation of the Iwana Shopping Center.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Indirectly owned entities								
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Development and maintenance of the operation of the Viva Barranquilla Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Development of the operation of the Viva Laureles Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Development of the operation of the Viva Sincelejo Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Development of the operation of the Viva Villavicencio Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Development of the operation of the San Pedro Plaza Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Development of the operation of the San Pedro Shopping Center Stage II.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Development, hosting and maintaining the operation of the Viva Palmas Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%

8

Name	Main activity	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2024	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Grupo Disco Uruguay S.A. (a)	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	76.65%	100.00%	76.65%	23.35%
Devoto Hermanos S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A. (b)	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L. (b)	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Self-service of various products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S. (b)	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Retail marketing through supermarket dogs.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ameluz S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Fandale S.A.	Investment holding company.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Odaler S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
La Cabaña S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ludi S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Hiper Ahorro S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	69.15%	23.35%
Maostar S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	76.65%	38.33%	61.67%
Semin S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Randicor S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ciudad del Ferrol S.C.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	76.65%	75.12%	24.88%
Setara S.A.	Self-service supermarket.	Odaler S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Mablicor S.A.	Self-service supermarket.	Fandale S.A.	Uruguay	Uruguay	51.00%	76.65%	39.09%	60.91%
Vía Artika S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Operation of supermarket and wholesale warehouses.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Investment holding company.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

(a) At August and September, 2024, was acquired additional 7.5% of the subsidiaries equity. At December, 2023 stock ownership of direct controlling was 69.15%.

(b) Acquired 100.00% on August 15, 2023 (Hipervital S.A.S.) and September 01, 2023 (Modasian S.R.L y Costa y Costa S.A. (Note 17.1).

9

10 Note 1.2. Subsidiaries with material non - controlling interests At December 31, 2024 and 2023 the following subsidiaries have material non - controlling interests: Percentage of equity interest held by non - controlling interests Year ended December 31, 2023 2024 Country 73.99% 73.99% Colombia Patrimonio Autónomo Viva Palmas 73.99% 73.99% Colombia Patrimonio Autónomo Viva Sincelejo 73.99% 73.99% Colombia Patrimonio Autónomo Viva Villavicencio 73.99% 73.99% Colombia Patrimonio Autónomo San Pedro Etapa I 73.99% 73.99% Colombia Patrimonio Autónomo Centro Comercial 59.20% 59.20% Colombia Patrimonio Autónomo Viva Laureles 54.10% 54.10% Colombia Patrimonio Autónomo Centro Comercial Viva Barranquilla 49.00% 49.00% Colombia Patrimonio Autónomo Iwana 49.00% 49.00% Colombia Éxito Viajes y Turismo S.A.S. 49.00% 49.00% Colombia Patrimonio Autónomo Viva Malls 30.85% 23.35% Uruguay Grupo Disco Uruguay S.A. (a) (a) In August and September 2024, an additional stake of 7.5% was acquired in this subsidiary. On December 31, 2023, the shareholding was 69.15%.

Below is a summary of financial information relevant to the assets, liabilities, profit or loss and cash flows of subsidiaries, as reporting entities, that hold material non-controlling interests, that have been included in the consolidated financial statements. Balances are shown before the eliminations required as part of the consolidation process.

	Statement of financial position							Comprehensive income					
Company	Current Assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Controlling interest	Non-controlling interest	Revenue from contracts with customers	Income from continuing operations	Total comprehensive income	Comprehensive income attributable to equity holders of the Parent	Comprehensive income attributable to non-controlling interest	Profit or loss attributable to non-controlling interest
At December 31, 2024													
Grupo Disco del Uruguay S.A.	631,230	1,048,577	612,093	85,521	982,193	1,793,438 (*)	150,741 (*)	2,541,118	189,865	217,362	143,722	(171,219)	46,143
Éxito Viajes y Turismo S.A.S.	35,236	2,636	24,561	1,350	11,961	6,134 (**)	5,860	27,643	7,213	7,213	3,647	3,534	3,534
Patrimonio Autónomo Viva Malls	48,055	1,803,134	26,250	-	1,824,939	1,007,236 (**)	894,220	271,366	214,594	214,594	113,781	105,151	105,151
Patrimonio Autónomo Viva Sincelejo	2,094	72,614	1,530	-	73,178	37,321	35,857	10,819	2,833	2,833	1,445	1,388	1,388
Patrimonio Autónomo Viva Villavicencio	10,173	212,948	7,594	-	215,527	107,460 (**)	105,608	37,815	23,958	23,958	12,302	11,739	11,739
Patrimonio Autónomo San Pedro Etapa I	-	-	-	-	-	-	-	2,692	1,670	1,670	852	818	818
Patrimonio Autónomo Centro Comercial	3,070	127,364	3,482	-	126,952	64,005 (**)	62,206	19,393	12,912	12,912	6,610	6,327	6,327
Patrimonio Autónomo Iwana	43	5,223	364	-	4,902	2,659 (**)	2,402	399	(156)	(156)	(110)	(76)	(76)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	10,545	296,899	10,455	-	296,989	267,290	29,699	68,414	30,923	30,923	27,831	3,092	3,092
Patrimonio Autónomo Viva Laureles	2,720	98,794	3,794	-	97,720	78,176	19,544	22,795	15,013	15,013	12,011	3,003	3,003
Patrimonio Autónomo Viva Palmas	1,207	31,415	2,036	-	30,586	15,599	14,987	5,357	1,655	1,655	844	811	811
Eliminations and other NCI							5,876					221,862	527
Total							1,327,000					186,430	182.457
At December 31, 2023													
Grupo Disco del Uruguay S.A.	523,351	986,455	579,104	77,686	853,016	1,701,505 (*)	117,381 (*)	2,640,891	191,219	(5,481)	130,621	66,078	60,597
Éxito Viajes y Turismo S.A.S.	38,654	2,857	27,930	516	13,065	6,728 (**)	6,401	29,617	8,317	8,317	4,200	4,075	4,075
Patrimonio Autónomo Viva Malls	101,256	1,827,163	64,308	-	1,864,111	1,022,196 (**)	913,414	242,095	189,425	189,425	105,531	92,818	92,818
Patrimonio Autónomo Viva Sincelejo	2,792	74,919	1,563	-	76,148	38,835	37,313	10,450	3,013	3,013	1,537	1,476	1,476
Patrimonio Autónomo Viva Villavicencio	12,264	215,152	6,906	-	220,510	109,918 (**)	108,050	33,947	20,675	20,675	10,628	10,131	10,131
Patrimonio Autónomo San Pedro Etapa I	676	30,666	1,002	-	30,340	15,473	14,867	5,710	3,666	3,666	1,870	1,796	1,796
Patrimonio Autónomo Centro Comercial	1,699	100,760	2,517	-	99,942	50,205 (**)	48,972	15,569	10,012	10,012	5,132	4,906	4,906
Patrimonio Autónomo Iwana	17	5,371	242	-	5,146	2,814 (**)	2,522	364	(182)	(182)	(112)	(89)	(89)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,480	304,465	10,729	-	306,216	275,595	30,621	65,116	28,299	28,299	25,469	2,830	2,830
Patrimonio Autónomo Viva Laureles	3,202	100,763	3,368	-	100,597	80,478	20,119	21,273	13,434	13,434	10,747	2,687	2,687
Patrimonio Autónomo Viva Palmas	1,183	32,034	2,631	-	30,586	15,599	14,987	4,952	1,088	1,088	555	533	533
Eliminations and other NCI							6,485					5,861	416
Total							1,321,132					193.102	182.176

(*) The controlling interest presented for Grupo Disco Uruguay S.A. includes goodwill. Additionally, the non-controlling interest presented does not include the amounts that are subject to the put option (Note 20).

(**) Includes intercompany eliminations.

11

12 Cash flows for the year ended December 31, 2023 Cash flows for the year ended December 31, 2024 Net increase (decrease) in cash Financing activities Investment activities Operating activities Net increase (decrease) in cash Financing activities Investment activities Operating activities Company 61,923 (90,701) (99,545) 252,169 62,922 (86,718) (76,522) 226,162 Grupo Disco del Uruguay S.A. (4,426) (3,024) (112) (1,290) (2,613) (7,083) (43) 4,513 Éxito Viajes y Turismo S.A.S. 17,102 (157,050) 12,995 161,157 (55,618) (290,658) 50,208 184,832 Patrimonio Autónomo Viva Malls (857) (5,265) (1,332) 5,740 (640) (6,098) (641) 6,099 Patrimonio Autónomo Viva Sincelejo 2,032 (8,971) (11,127) 22,130 (467) (28,953) (5,056) 33,542 Patrimonio Autónomo Viva Villavicencio (310) (4,818) - 4,508 (345) (814) (1,609) 2,078 Patrimonio Autónomo San Pedro Etapa I (929) (14,431) (17) 13,519 1,096 (16,695) 1,607 16,184 Patrimonio Autónomo Centro Comercial (41) (189) - 148 8 (84) - 92 Patrimonio Autónomo Iwana 222 (32,301) (4,571) 37,094 (950) (39,040) (998) 39,088 Patrimonio Autónomo Centro Comercial Viva Barranquilla 116 (14,706) (1,259) 16,081 (4) - - (4) Patrimonio Autónomo Viva Laureles 117 (1,625) (593) 2,335 185 (2,244) (65) 2,494 Patrimonio Autónomo Viva Palmas

Note 1.3. Restrictions on the transfer of funds

At December 31, 2024 and 2023, there are no restrictions on the ability of subsidiaries to transfer funds to Almacenes Éxito S.A. in the form of cash dividends, or loan repayments or advance payments.

Note 2. Basis of preparation and other significant accounting policies

The consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value and for non-current assets and groups of assets held for disposal, measured at the lower of their carrying amount or their fair value less costs to sell.

The Exito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties' ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders' equity.

These consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito S.A. has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (*Patrimonios Autónomos*, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

"Control" is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Almacenes Éxito S.A. has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Almacenes Éxito S.A. has less than a majority of the voting or similar rights of an investee, Almacenes Éxito S.A. considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Almacenes Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders' equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries' assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A 's. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		**Average rates (*)**	
	Year ended December 31,			
	2024	**2023**	**2024**	**2023**
US Dollar	4,409.15	3,822.05	4,071.35	4,325.05
Uruguayan peso	100.98	97.90	101.25	111.36
Argentine peso	4.28	4.73	4.46	16.82
Euro	4,565.71	4,222.05	4,403.73	4,675.64

(*) Expressed in Colombian pesos.

Note 4. Accounting policies

The accompanying consolidated financial statements at December 31, 2024 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2023, which are duly disclosed in the consolidated financial statements presented at the closing of this year, except for new and modified standards and interpretations applied starting January 1, 2024 and for mentioned in Note 4.1.

13

14 The adoption of the new standards in force as of January 1 , 2024 mentioned in Note 5 . 1 . , did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31 , 2023 and no significant effect resulted from adoption thereof . The significant accounting policies applied in the preparation of the consolidated financial statements are the following : Accounting estimates, judgments and assumptions The preparation of the consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year ; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods . Estimates and relevant assumptions are reviewed regularly, and their results are recorded in the period in which the estimate is reviewed and in subsequent periods. In the process of applying the Exito Group’s accounting policies, Management has made the following estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements: - The assumptions used to estimate the fair value of financial instruments (Note 35), - The estimation of expected credit losses on trade receivables (Note 8), - The estimation of useful lives of property, plant and equipment, investment property and intangible assets (Notes 13, 14 and 16), - Assumptions used to assess the recoverable amount of financial and non - financial assets and define the indicators of impairment of financial and non - financial assets (Note 34) - Assumptions used to assess and determine inventory losses and obsolescence (Note 11), - The estimation of the discount rate, fixed payments, lease terms, changes in indices or rates used to measure lease liabilities (Note 15), - Actuarial assumptions used to estimate retirement benefits and long - term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 21), - The assumptions used to estimate customer loyalty programs, (Note 26), - The estimation of the probability and amount of loss to recognize provisions related with lawsuits and restructurings (Notes 22 and 36), - The estimation of future taxable profits to recognize deferred tax assets (Note 24) and, - Determination of control (Note 3) and joint control (Note 18) over investees (Note 17). These estimates have been made based on the best available information regarding the facts analyzed as of the date of preparation of the consolidated financial statements . This information may lead to future modifications due to possible situations that may occur and would require recognition on a prospective basis . This would be treated as a change in an accounting estimate in the future financial statements . Classification between current or non - current Exito Group presents assets and liabilities in the statement of financial position based on current and nom current classification. An asset is current when: - It expects to realise the asset within twelve months after the reporting period, - It expects to realise the asset, or intends to sell or consume it, in its normal operating cycle - It holds the asset primarily for the purpose of trading, - The asset is cash or a cash equivalent (as defined in IAS 7) unless the asset is restricted, - All other assets are classified as non - current. A liability is current when: - The liability is due to be settled within twelve months after the reporting period, - It expects to settle the liability in its normal operating cycle, - it holds the liability primarily for the purpose of trading, - it does not have the right at the end of the reporting Deferred tax assets and liabilities are classified as “non - current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax . Presentation of statement of profit or loss Exito Group’s consolidated financial statements are disaggregated and classified expenses according to their function as part of cost of sales . The notes to the financial statements disclose the nature of costs and expenses, as well as the details of depreciation and amortization expenses and employee benefits expenses . Presentation and functional currency Exito Group’s consolidated financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also Almacenes Exito S . A . ’s functional currency . For each entity, Exito Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency .

15 Hyperinflation Argentina’s accumulated inflation rate over the past three years at December 31, 2024 calculated using different consumer price index combinations has exceeded 100%, and therefore is considered to be hyperinflationary. Financial statements related to the subsidiary in Argentina, have been adjusted for hyperinflation pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies . As such, Libertad S . A . ’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting periods . In applying the provisions of IAS 29 , the Exito Group has used the historical cost approach . The movement of the price index is reflected during the current and previous period in a separate line within the variations of the main components of the statement of financial position . Grupo Éxito considers the effects of restatement in equity in the variations due to hyperinflation and other components of equity . Foreign operations The financial statements of subsidiaries that are carried in a functional currency other than the Colombian peso have been translated into Colombian pesos . Transactions and balances are translated as follows, except for subsidiaries located in hyperinflationary economies in which case all balances and transactions are translated at closing rates : - Assets and liabilities are translated into Colombian pesos at the period closing exchange rate, - Income - related items are translated into Colombian pesos using the period's average exchange rate, - Equity transactions in foreign currency are translated into Colombian pesos at the exchange rate on the date of each transaction. Exchange differences arising from the translation are directly recognized in a separate component of equity and are reclassified to the statement of profit or loss upon loss of control in the subsidiary. Foreign currency transactions Transactions in foreign currency are defined as those denominated in a currency other than the functional currency . Exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss . Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss . For this purpose, monetary balances are translated into the functional currency using the market spot rate (*) . Non - monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non - monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair value thereof . Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date. (*) Market Representative Exchange Rate means the average of all market rates negotiated during the closing day (closing exchange rate), equivalent to the international "spot rate", as also defined by IAS 21 - Effects of Changes in Foreign Exchange Rates, as the spot exchange rate in force at the closing of the reporting period . Offsetting of financial instruments Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously . Fair value measurement The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non - financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. Éxito Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: - Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

16 - Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable, - Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Éxito Group determines whether transfers have occurred between levels in the hierarchy by re - assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Investments in associates and joint arrangements A joint arrangement is an agreement by means of which two or more parties maintain joint control . Joint arrangements can be joint operations or joint ventures . There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control . Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3 . A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture. A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability - related obligations associated with the arrangement. Such parties are known as joint operators. Investments in joint ventures are accounted for using the equity method. Under the equity method, investment in joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in Exito Group’s share of net assets of the joint venture since the acquisition date . Such changes are recognized in profit or loss or in other comprehensive income, as appropriate . Dividends received from an investee are deducted from the carrying value of the investment . The financial statements of the joint venture are prepared for the same reporting period as Éxito Group. When necessary, adjustments are made to bring the accounting policies in line with those of Éxito Group. Unrealized gains or losses from transactions between Éxito Group and joint ventures are eliminated in the proportion of Éxito Group's interest in such entities upon application of the equity method. After application of the equity method, Éxito Group determines whether it is necessary to recognize an impairment loss on its investment in its joint venture . At each reporting date, Éxito Group determines whether there is objective evidence that the investment in the joint venture is impaired . If there is such evidence, Éxito Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognizes the loss within “Share of profit of a joint ventures” in the statement of profit or loss . Transactions involving a loss of significant influence over a joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income. Regarding transactions not involving a significant loss of influence over joint ventures, the equity method continues being applied and the portion of the gain or loss recognized in other comprehensive income relevant to the decrease in the ownership interest on the property. Wherever the share of the losses of a joint venture equal to or exceeds its interest therein, ceases to recognize its share of additional losses. A provision is recognized once the interest comes to zero, only in as much as have incurred legal or constructive liabilities. Dividends are recognized when the right to receive payment for investments classified as financial instruments arise ; dividends received from joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in this joint ventures . Goodwill Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired . After initial recognition, goodwill is carried at cost less any accumulated impairment losses . For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash - generating unit or group of cash - generating units that are expected to benefit from the business combination . Impairment test is described on impairment of assets note. Put options on the holders of non - controlling interests Under current IFRS, it is not clear how to account for put options that are granted to holders of non - controlling interests (“NCI”) at the date of acquiring control of a subsidiary . There is a lack of explicit guidance in IFRS and potential contradictions between the requirements of IFRS 10 (in respect of accounting for NCI and changes in ownership without loss of control) and IAS 32 . As such Exito Group has developed an accounting policy, which has been consistently applied. Under such accounting policy, since the Exito Group does not have a present ownership interest in the shares subject to the put, the requirements of IFRS 10 take precedence over those of IAS 32.

17 While the NCI put remains unexercised, the accounting at the end of each reporting period is as follows: - Éxito Group determines the amount that would have been recognized for NCI, including the allocations of profit or loss, allocations of changes in other comprehensive income and dividends declared for the reporting period, as required by IFRS 10 paragraph B94; - The NCI is de - recognized as if it were acquired at that date; and, - A financial liability is recognized at the present value of the amount payable on exercise of the NCI put in accordance with IFRS 9. Any difference between the financial liability and the carrying amount of the NCI is considered an equity transaction between controlling shareholders and non - controlling interests with no change in control and accounted for in equity (see Note 20). IASB is considering the accounting for written puts on NCI as part of its ongoing project on Financial Instruments with Characteristics of Equity. There may be changes in the accounting going forward pending resolution of the standard setting project. Intangible assets Intangible assets acquired separately are initially recognized at cost, subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses. Internally generated trademarks are not recognized in the statement of financial position, the disbursements related to these brands are recognized directly in the results of the period. The cost of intangible assets includes acquisition cost, import duties, indirect not - recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by Éxito Group's management, after trade discounts and rebates, if any. Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment. Intangible assets having a defined useful life are amortized using the straight - line method over their estimated useful lives. Estimated useful lives are: Between 3 and 5 years Acquired software Between 5 and 8 years ERP - like acquired software Amortization expense and impairment losses are recognized in the statement of profit or loss. An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal . The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss . Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively. Property, plant and equipment Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses. The cost of property, plant and equipment items includes acquisition cost, import duties, non - recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by Éxito Group's management, net of trade discounts and rebates . Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed. Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired. Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment. The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight - line method over their estimated useful lives. The categories of property, plant and equipment and relevant useful lives are as follows: 5 years Computers From 10 to 20 years Machinery and equipment From 10 to 12 years Furniture and office equipment From 5 to 20 years Fleet and transportation equipment From 10 years Other property, plant and equipment From 40 to 50 years Buildings 40 years or the term of the lease agreement or the remaining of the lease term, whichever is less Improvements to third - party properties

18 Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively. An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed . The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset . Such effect is recognized in profit or loss . Investment property This category includes the shopping malls and other property owned by Éxito Group. Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses. Investment property is depreciated using the straight - line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years. Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset . For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed . If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes . Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof. The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss. The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements. Leases Exito Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Group as a lessee Éxito Group applies a single recognition and measurement approach for all leases, except for short - term leases and leases of low - value assets. Éxito Group recognizes lease liabilities to make lease payments and right - of - use assets representing the right to use the underlying assets. Right of use asset Éxito Group recognizes right - of - use assets at the commencement date of the lease (i . e . , the date the underlying asset is available for use) . Right - of - use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities . The cost of right - of - use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received . Right - of - use assets are depreciated on a straight - line basis over the shorter of the lease term and the estimated useful lives of the assets . The right - of - use assets are also subject to impairment. Lease liabilities At the commencement date of the lease, Éxito Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term . The lease payments include fixed payments (including in - substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees . The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by Éxito Group and payments of penalties for terminating the lease, if the lease term reflects Éxito Group exercising the option to terminate . Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, Éxito Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable . After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made . In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e . g . , changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset . The period for calculating the lease liability is the one agreed in the lease contract.

19 Éxito Group as a lessor Leases in which Éxito Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases . Rental income arising is accounted for on a straight - line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature . Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income . Contingent rents are recognized as revenue in the period in which they are earned . Short term leases and leases of low value assets Éxito Group applies the short - term lease recognition exemption to its short - term leases (i . e . , those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) . It also applies the lease of low - value assets recognition exemption to leases that are less than 604 current legal monthly minimum wages or 14 , 590 UVT (Tax Value Unit), such as furniture and office equipment, computers, machinery and equipment and intangibles . Lease payments on short - term leases and leases of low - value assets are recognized as expense on a straight - line basis over the lease term . Impairment of non - financial assets Éxito Group assesses at each reporting date, whether there is an indication that an asset may be impaired . If any indication exists, or when annual impairment testing for an asset is required, Éxito Group estimates the asset’s recoverable amount . An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use . The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets . For the purposes of assessing impairment losses, assets are grouped at the cash - generating unit level and their recoverable value is estimated. The recoverable amount is the higher of the fair value less the costs of selling the cash - generating unit or groups of cash - generating units and its value in use . This recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent of the cash flows from other assets or groups of assets . When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash - generating unit or groups of cash - generating units. To assess the value in use: - Estimation is made of future cash flows of the cash - generating unit over a period not to exceed five years. Cash flows beyond a 3 - year period are estimated by applying a steady or declining growth rate. - The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five - year period. - The cash flows and terminal value are discounted to present value, using a post - tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased . If such indication exists, Éxito Group estimates the asset’s or CGU’s recoverable amount . A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized . The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years . Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof ; first, reducing the carrying amount of the goodwill allocated to the cash - generating unit or group of cash - generating units ; and second, if there would be a remaining balance, by reducing all other assets of the cash - generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero . Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired . Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates . When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized . Impairment losses relating to goodwill cannot be reversed in future periods . Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired . Inventories Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services. Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions. Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling.

20 Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or receipt at the store. Inventories are measured using the weighted average cost method . Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale . Losses on inventory obsolescence and damages are presented as a reduction to inventories at each reporting date . Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell. Rebates and discounts received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold. Inventories are adjusted for obsolescence and damages, which are periodically reviewed and assessed . Financial instruments A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets Financial assets are recognized in the statement of financial position when Éxito Group becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at: - Fair value through profit or loss, - Amortized cost, and - Fair value through other comprehensive income. The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset ; such classification is defined upon initial recognition . Financial assets are classified as current assets, if they mature in less than one year ; otherwise they are classified as non - current assets . a. Financial assets measured at fair value through profit or loss Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss. b. Financial assets measured at amortized cost These are non - derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract. These financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment . The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument . Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired . c. Financial assets at fair value through other comprehensive income They represent variable - income investments not held for trading nor deemed an acquirer's contingent consideration in a business combination . Éxito Group made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income . In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings. d. Loans and accounts receivable Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor . Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses . These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met . Long - term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss. These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non - current assets . Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non - current portion and current portion, respectively . e. Effective interest method

21 Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period . The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset . f. Impairment of financial assets Given that trade accounts receivable and other accounts receivable are deemed to be short - term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months . For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset . For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition ; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months . g. Derecognition Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Exito Group transfers the contractual rights to receive the cash flows of the financial asset. Financial liabilities Financial liabilities are recognized in the statement of financial position when Éxito Group becomes party pursuant to the instrument  s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost. a. Financial liabilities measured at fair value through profit or loss. Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss. b. Financial liabilities measured at amortized cost. Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method. c. Effective interest method The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period . The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised . d. Derecognition A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation. Interest income Interest income is recognized using the effective interest method. Cash and cash equivalents Include cash at hand and in banks, receivables for sales made with debit and credit card and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria: - Short - term investments, in other words, with terms less than or equal to three months as of acquisition date, - Highly liquid investments, - Readily convertible into a known amount of cash, and - Subject to an insignificant risk of change in value. In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of Éxito Group's cash management system. Derivative financial instruments Exito Group uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates . These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period . They are presented as non - current assets or non - current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities .

22 Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below. Hedge accounting Éxito Group uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities. A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: - There is ‘an economic relationship’ between the hedged item and the hedging instrument. - The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship. - The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Exito Group actually hedges and the quantity of the hedging instrument that Exito Group actually uses to hedge that quantity of hedged item. The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how Éxito Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined) . Hedges are classified and booked as follows, upon compliance with hedge accounting criteria : - Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results. Derivative instruments are recorded as cash flow hedge, using the following principles: • The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, Exito Group should “rebalance” the hedge ratio to meet the eligibility criteria. • Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss. • Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non - financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non - financial asset or liability. • Exito Group should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship). • If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss. - Fair - value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments. A change in the fair value of a derivative that is a fair - value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue. Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2024 and 2023, Exito Group has not designated any derivative financial instrument as fair value hedge. - Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to Almacenes Exito S.A.'s reporting currency. The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non - effective portion is recognized in the statement of profit or loss. If the Company would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

23 Employee benefits a. Post - employment: defined contribution plans Post - employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions . Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable . b. Post - employment: defined benefit plans Post - employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. Éxito Group has no specific assets intended for guaranteeing the defined benefit plans. Retirement pension plan : Under the plan, each employee will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor's pension, assistance with funeral expenses and June and December bonuses established by law . Such amount depends on factors such as : employee age, time of service and salary . Exito Group is responsible for the payment of retirement pensions to employees who meet the following requirements : (a) employees who at January 1 , 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1 , 1967 had served more than 10 years but less than 20 years (partial liability) . Retroactive severance pay plan : Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990 , and who did not move to the new severance pay system . Under the plan, will be paid employees upon retirement a retroactive amount as severance pay, after deduction of advance payments . This social benefit is calculated over the entire time of service, based on the latest salary earned . Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit (present value). During the years ended December 31, 2024, and 2023 there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses. Post - employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit's actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover . Actuarial gains or losses are recognized in other comprehensive income . Interest expense on post - employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs . c. Long - term employee benefits These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services. These benefits relate to time - of - service bonuses and similar benefits. Éxito Group has no specific assets intended for guaranteeing long - term benefits. The liability for long - term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period . The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss . d. Short - term employee benefits These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services . Such benefits include a share of profits payable to employees based on performance . Short - term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date . e. Employee termination benefits Éxito Group pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract. Termination benefits are classified as short - term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period ; and are classified as long - term employee benefits when they are expected to be settled after 12 months of the end of the reporting period . Provisions, contingent assets, and liabilities Exito Group recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated. Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain. The provisions are revised periodically and estimated based on the best information available on the reporting date.

24 Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received. A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date. Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non - occurrence of future events not entirely under the control of Éxito Group ; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured, or it is not probable that an outflow of resources will be required to settle the obligation . Contingent liabilities are not recognized ; instead, they are disclosed in notes to the financial statements, unless the possibility of any outflow is remote . Taxes Taxes include the following: Colombia: - Income tax, - Real estate tax, and - Industry and trade tax. Argentina: - Income tax, - Province taxes, - Tax on personal property - substitute responsible party, and - Municipal trade and industry tax. Uruguay : - Income tax IRIC: ( Impuesto a las Rentas de Industria y Comercio, in Spanish), - Tax on equity, - Real property tax, - Industry and trade tax, - Tax on Control of Stock Corporations ICOSA ( Impuesto de Control a las Sociedades Anónimas , in Spanish), - National tax on wine production (INAVI), and - Tax on the Disposal or Transfer of Agricultural and Livestock Assets IMEBA ( Impuesto a la Enajenación de Bienes Agropecuarios , in Spanish). Current income tax Current income tax in Colombia is assessed on the taxable net income at the official rate applicable annually on each closing of presentation of financial statements. For subsidiaries in Uruguay and Argentina, current income tax is assessed at enacted tax rates. Exito Group continuously evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid. Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously. Deferred tax Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities . Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period . Deferred tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred tax liabilities are always recognized. The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non - current items. For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority. No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in associates and joint ventures, since the exemption contained in IAS 12 is applied when recording such Deferred tax liabilities.

25 Revenue from contracts with customers Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded. Retail sales Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration. - Loyalty programs Under their loyalty programs, certain subsidiaries award customer points on purchases, which may be exchanged in future for benefits such as prizes or goods available at the stores, means of payment or discounts, redemption with allies and continuity programs, among other. Points are measured at fair value, which is the value of each point received by the customer, taking the various redemption strategies into consideration. The fair value of each point is estimated at the end of each accounting period. The obligation of awarding such points is recorded in the liability side as a deferred revenue that represents the portion of unredeemed benefits at fair value, considering for such effect the redemption rate and the estimated portion of points expected not to be redeemed by the customers. Revenue from services Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied. Revenue from services recognized over time is not material. Lease income Lease income on investment properties is recognized on a straight - line basis over the term of the agreement. Other revenue Royalties are recognized upon fulfilment of the conditions set out in the agreements. Principal or agent Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when Éxito Group acts as principal and when as a commission agent. When another party is involved in providing goods or services to a customer, Exito Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent) . Revenue from contracts in which Exito Group acts as an agent are immaterial . Earnings per share Basic earnings per share are calculated by dividing the profit for the period attributable to Éxito Group, by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by Éxito Group and held as treasury shares. There were no dilutive potential ordinary shares outstanding at the end of the reporting period. Note 4.1. Voluntary changes in accounting policies Starting on January 1, 2024, the Company made a voluntary change in its inventory valuation policy by changing from the first - in, first - out (FIFO) method to the weighted average cost method. The weighted average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances . The voluntary change is supported by the belief that the weighted average cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management . The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year - end or anniversary promotional events) .

The minor impact of this change on profit per share and profit for the year ended December 31, 2024, and 2023 and on the inventory, cost of sales and equity method accounts at December 31, 2023, is as follows:

	December 31, 2024		December 31, 2023				
	Loss per share (expressed in Colombian pesos	Net Loss	Loss per share (expressed in Colombian Pesos	Net Loss	Inventories	Cost of Sales	Equity Method
Adjustment	(20.11)	(26,106)	(4.41)	(5,727)	11,534	(7,678)	(5,445)
Percentage	11.00%	11.00%	1.86%	1.86%	0.59%	0.26%	10.79%

Note 5. Regulatory changes

Note 5.1. Standards and interpretations issued by International Accounting Standards Board - IASB applicable to the Company.

Standard	Description	Impact
Amendment to IAS 1 – Non-current liabilities with agreed terms	This Amendment, which amends IAS 1 – Presentation of Financial Statements, aims to improve the information that entities provide about long-term debt with covenants by enabling investors to understand the risk that exists about early repayment of the debt. IAS 1 requires an entity to classify debt as non-current only if the enterprise can avoid settling the debt within 12 months of the reporting date. However, an entity's ability to do so is often subject to compliance with covenants. For example, an entity might have long-term debt that could be repayable within 12 months if the enterprise fails to comply with the covenants in that 12-month period. The amendment requires an entity to disclose information about these covenants in the notes to the financial statements.	This amendment had no impact on the financial statements.
Amendment to IFRS 16 – Sale and leaseback transactions.	This Amendment, which amends IFRS 16 – Leases, addresses the subsequent measurement that an entity should apply when it sells an asset and subsequently leases that same asset to the new owner for a period. IFRS 16 includes requirements on how to account for a sale and leaseback transaction at the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.	This amendment has no impact on the financial statements.
Amendment to IAS 7 and IFRS 7 – Supplier financing arrangements.	This Amendment, which amends IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, aims to improve disclosures about supplier financing arrangements by enabling users of financial statements to assess the effects of such arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk. The Amendment requires disclosure of the amount of liabilities that are part of the arrangements, a breakdown of the amounts for which suppliers have already received payment from the financing providers, and an indication of where the liabilities are located on the balance sheet; the terms and conditions; ranges of payment due dates; and liquidity risk information. Supplier financing arrangements are characterised by one or more financing providers offering to pay amounts owed by an entity to its suppliers in accordance with the terms and conditions agreed between the entity and its supplier.	This amendment has no impact on the financial statements.

26

27 Note 5.2. New and revised standards and interpretations issued and not yet effective. Impact Description Standard It is estimated that there will be no significant impacts from the application of this amendment . This Amendment, which amends IAS 21 – Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not interchangeable with another currency, indicating the exchange rate to be used and the information to be disclosed in the financial statements . The Amendment will allow companies to provide more useful information in their financial statements and will help investors by addressing an issue not previously covered in the accounting requirements for the effects of changes in foreign exchange rates . Amendment to IAS 21 – Lack of convertibility. It is estimated that there will be no significant impact on the application of this IFRS . This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes . It aims to help investors analyze companies' financial performance by providing more transparent and comparable information to make better investment decisions . It introduces three sets of new requirements : a. Improving comparability of the income statement : There is currently no specific structure for the income statement . Companies choose the subtotals they want to include, reporting an operating result, but the way it is calculated varies from company to company, which reduces comparability . The standard introduces three defined categories of income and expenses (operating, investing and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals . b. Increased transparency of management - defined performance measures : Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to subtotals on the income statement . The standard requires companies to disclose explanations for specific measures related to the income statement, called management - defined performance measures . c. More useful grouping of information in financial statements : Investors' analysis of results is hampered if the information disclosed is too summarized or detailed . The standard provides more detailed guidance on how to organize the information and its inclusion in the main financial statements or in the notes . IFRS 18 - Presentation and Disclosure in Financial Statements It is estimated that there will be no significant impact on the application of this IFRS . It simplifies reporting systems and processes for companies, reducing the costs of preparing financial statements for subsidiaries while maintaining the usefulness of those financial statements for their users . Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often have two sets of accounting records because the requirements of these Standards differ from those of IFRS Accounting Standards . This standard will address these challenges by : - Allowing subsidiaries to have a single set of accounting records to meet the needs of both their parent and users of their financial statements . - Reducing disclosure requirements and tailoring them to the needs of users of their financial statements . A subsidiary applies IFRS 19 if and only if: a. It is not publicly accountable (generally speaking, it is not publicly traded and is not a financial institution); and b. The subsidiary's intermediate or ultimate parent produces consolidated financial statements that are available for public use and that comply with IFRS Accounting Standards. IFRS 19 - Subsidiaries without public accountability: Disclosures

28 Impact Description Standard It is estimated that there will be no significant impacts from the application of these amendments . This Amendment clarifies the classification of financial assets with environmental, social and corporate governance and similar characteristics . Based on the characteristics of contractual cash flows, there is confusion as to whether these assets are measured at amortized cost or fair value . With these amendments, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent characteristics ; for example, aspects linked to environmental, social and corporate governance issues . Additionally, these Amendments clarify the derecognition requirements for the settlement of financial assets or liabilities through electronic payment systems . The amendments clarify the date on which a financial asset or liability is derecognized . The IASB also developed an accounting policy that allows a financial liability to be derecognized before cash is delivered on the settlement date if the following criteria are met : (a) the entity does not have the ability to withdraw, stop or cancel payment instructions ; (b) the entity does not have the ability to access the cash to be used for the payment instruction ; and (c) there is no significant risk with the electronic payment system . Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments It is estimated that there will be no significant impacts from the application of these improvements . This document issues several minor amendments to the following standards : IFRS 1 First - time Adoption, IFRS 7 Financial Instruments : Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows . The amendments issued include clarifications, precisions regarding cross - referencing of standards and obsolete referencing, changes in normative exemplifications and changes in certain wordings of some paragraphs ; the above is intended to improve the comprehensibility of said standards and avoid ambiguities in their interpretation . Annual improvements to IFRS accounting standards It is estimated that there will be no significant impacts from the application of these amendments . In this amendment, the IASB makes some changes to the disclosures that must be made by companies that use nature - dependent electricity contracts as hedging instruments . Among the most relevant aspects of this amendment are: - Clarifying the application of the own - use requirements. - Allowing hedge accounting when these contracts are used as hedging instruments. - Adding new disclosure requirements that allow investors to understand the effect of these contracts on a company's financial performance and cash flows. Amendment to IFRS 9 and IFRS 7 – Contracts that refer to nature - dependent electricity Management is currently assessing the impacts of applying this IFRS . The objective of IFRS S 1 – General requirements for sustainability - related financial reporting is to require an entity to disclose information about all sustainability - related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term . These risks and opportunities are collectively referred to as “sustainability - related risks and opportunities that could reasonably be expected to affect the entity’s prospects” . The information is expected to be useful to the primary users of general - purpose financial reporting when making decisions related to providing resources to the entity . IFRS S 1 - General requirements for disclosure of financial information related to sustainability Management is currently assessing the impacts of applying this IFRS . The objective of IFRS S 2 – Climate - related Disclosures is to require an entity to disclose information about all climate - related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term (collectively referred to as “climate information”) . The information is expected to be useful to primary users of general - purpose financial reports when making decisions related to the provision of resources to the entity . IFRS S2 - Climate - related disclosures

Note 6. Relevant facts

Change in controlling entity.

On January 22, 2024, 86.84% of the common shares of the Company were awarded to Cama Commercial Group Corp. as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp. became the immediate holding of the Company.

Delisting of ADSs (American Depositary Shares)

On December 30, 2024, Form 25 was filed with the U.S. Securities and Exchange Commission (SEC) declaring the Company's intention to delist the Company's ADSs from the New York Stock Exchange ("NYSE"). The delisting of the shares is expected to be effective ten calendar days after this filing, and the last trading day of the ADSs on the NYSE is expected to be January 9, 2025.

January 8, 2025 was the last trading day of the ADSs on the New York Stock Exchange ("NYSE"). The Company also notified its depositary JPMorgan Chase Bank N.A. of the termination of the ADS program which was effective on January 21, 2025, and accordingly the last trading day of the Company's ADSs was January 17, 2025.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	As at December 31,	
	2024	**2023**
Cash at banks and on hand	1,153,057	1,477,368
Term deposit certificates (1)	156,469	7,244
Bonds	17,784	-
High liquidity funds (2)	16,954	22,266
Funds	1,434	1,318
Other cash equivalents	12	9
Total cash and cash equivalents	**1,345,710**	**1,508,205**

(1) The balance corresponds to National Tax Refund bonds amounting $88,721, Fixed-term deposits $38,627, Treasury bonds (TES) $15,480 and Investment in Certificates of Deposits (CDT) $13,641.

(2) The balance is as follows:

	As at December 31,	
	2024	**2023**
Fiducolombia S.A.	13,820	18,549
Corredores Davivienda S.A.	1,984	172
Fondo de Inversión Colectiva Abierta Occirenta	604	167
BBVA Asset S.A.	233	165
Fiduciaria Bogota S.A.	188	2,600
Credicorp Capital	125	613
Total high liquidity funds	**16,954**	**22,266**

The decrease is due to transfers of fiduciary rights to cash on hand and banks to be used in the operation.

At December 31, 2024, Exito Group recognized interest income from cash at banks and cash equivalents in the amount of $30,799 (December 31, 2023 - $45,852), which were recognized as financial income as detailed in Note 32.

At December 31, 2024 and 2023, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	As at December 31,	
	2024	**2023**
Trade receivables (Note 8.1.)	467,400	466,087
Other account receivables (Note 8.2.)	202,758	251,182
Total trade receivables and other account receivables	**670,158**	**717,269**
Current	**659,699**	**704,931**
Non-Current	**10,459**	**12,338**

29

Note 8.1. Trade receivables The balance of trade receivables is shown below: As at December 31, 2023 2024 391,552 419,384 Trade accounts 41,122 42,741 Rentals and dealers 39,277 10,800 Sale of real - estate project inventories (1) 3,799 4,626 Employee funds and lending (9,663) (10,151) Allowance for expected credit loss 466,087 467,400 Trade receivables 30 (1) The decrease corresponds to the sale of the Montevideo real estate project, which was paid for in October by Constructora Bolivar and Crusezar. An analysis is performed at each reporting date to estimate expected credit losses . The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i . e . , product type and customer rating) . The calculation reflects the probability - weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions . Generally, trade receivables and other accounts receivables are written - off if past due for more than one year . The allowance for expected credit loss is recognized as expense in profit or loss . During the annual period ended December 31 , 2024 , the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $ 10 , 529 ( $ 5 , 377 - expense for the period ended December 31 , 2023 ) . The movement in the allowance for expected credit losses during the periods was as follows : 22,882 Balance at December 31, 2022 23,387 Additions (18,010) Reversal of allowance for expected credit losses (Note 31) (12,333) Write - off of receivables (6,263) Effect of exchange difference from translation into presentation currency 9,663 Balance at December 31, 2023 39,514 Additions (28,985) Reversal of allowance for expected credit losses (Note 31) (9,862) Write - off of receivables (179) Effect of exchange difference from translation into presentation currency 10,151 Balance at December 31, 2024 Note 8.2. Other receivables The balance of other account receivables is shown below: As at December 31, 2023 2024 123,932 77,190 Business agreements (1) 33,142 34,894 Loans or advances to employees 51,340 29,294 Recoverable taxes (2) 18,892 8,857 Money remittances 3,598 3,405 Long - term receivable 2,649 2,711 Maintenance fees 653 1,575 Money transfer services 141 389 Sale of fixed assets, intangible assets and other assets 16,835 44,443 Other (3) 251,182 202,758 Total other account receivables 1 ) The variation is mainly due to a decrease in the account receivable from Caja de Compensación Familiar Cafam related to family subsidies amounting to $ 19 , 887 . Additionally, there was a reduction in the account receivable for agreements with companies providing benefits to their members amounting to $ 9 , 663 . (2) The decrease corresponds mainly to compensation of a favorable balance in VAT. (3) It mainly corresponds to accounts receivable for embargoes and administration fees for shopping centers.

Trade receivables and other receivables by age

The detail by age of trade receivables and other receivables, without considering allowance for expected credit losses, is shown below:

Period	Total	Less than 30 days	From 31 to 60 days	From 61 to 90 days	More than 90 days
December 31, 2024	680,309	630,243	4,105	2,255	43,706
December 31, 2023	726,932	686,325	7,665	2,138	30,804

Note 9. Prepayments

The balance of the advance payments is as follows:

	As at December 31,	
	2024	**2023**
Insurance	18,479	23,457
Lease payments (1)	12,441	6,705
Maintenance	7,040	2,739
Advertising	1,968	5,770
Other prepayments	4,936	7,660
Total prepayments	**44,864**	**46,331**
Current	**33,654**	**41,515**
Non-current	**11,210**	**4,816**

(1) Corresponds to the leases paid in advance of the following real estate:

	December 31, 2024	**December 31, 2023**
Almacén Carulla Castillo Grande	7,104	-
Almacén Éxito San Martín	2,856	3,583
Proyecto Arábica	36	36
Various shops	2,445	3,086
Total leases	**12,441**	**6,705**

Note 10. Related parties

As mentioned in the control´s change in Note 6, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

- Fundación Salvador del mundo;
- N1 Investments, Inc.;
- Clarendon Wolrwide S.A.;
- Avelan Enterprise, Ltd.;
- Foresdale Assets, Ltd.;
- Invenergy FSRU Development Spain S.L.;
- Talgarth Trading Inc.;
- Calleja S. A. de C.V.
- Camma Comercial Group. Corp.

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between Exito Group and its joint ventures and other related entities and were substantially made and accounted for in accordance with the prices, terms and conditions agreed upon between the parties, in market conditions and there were not free services o compensations. The agreements are detailed as follows:

- Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

- Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Exito Group through credit cards, (ii) the use of these credit cards in and out of Exito Group stores and (iii) the use of other financial services agreed between the parties inside Exito Group stores.

- Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from services, as well as to costs and expenses related to services received.

As mentioned in Note 1, at December 31, 2024, the controlling entity of Almacenes Éxito S.A. is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of Almacenes Éxito S.A. was Casino Guichard-Perrachon S.A.

31

32 The amount of revenue arising from transactions with related parties is as follows: Year ended December 31 2023 2024 67,355 55,813 Joint ventures (1) - 6 Other related parties 4,604 - Casino Group companies (2) 71,959 55,819 Total (1) The amount of revenue with each joint venture is as follows: Year ended December 31, 2023 2024 Compañía de Financiamiento Tuya S.A. 50,298 39,382 Commercial activation recovery 8,464 9,927 Yield on bonus, coupons and energy 4,176 4,271 Lease of real estate 1,370 629 Services 64,308 54,209 Total Puntos Colombia S.A.S. 2,539 939 Services Sara ANV S.A. 508 665 Employee salary recovery 67,355 55,813 Total (2) Revenue mainly relates to the provision of services and rebates from suppliers. Revenue by each company is as follows: Year ended December 31, 2023 2024 3,204 - Relevanc Colombia S.A.S. (a) 922 - International Retail Trade and Services IG 392 - Casino International 46 - Casino Services 40 - Distribution Casino France 4,604 - Total (a) It corresponds to participation in collaboration agreements of Éxito Media. The amount of costs and expenses arising from transactions with related parties is as follows: Year ended December 31, 2023 2024 117,430 120,770 Joint ventures (1) 86,617 81,602 Key management personnel (2) 2,837 513 Members of the Board 13,945 - Controlling entity 10,036 - Casino Group companies (3) 230,865 202,885 Total cost and expenses

(1) The amount of costs and expenses with each joint venture is as follows:

	Year ended December 31, 2024	2023
Compañía de Financiamiento Tuya S.A.		
Commissions on means of payment	11,090	13,667
Puntos Colombia S.A.S.		
Cost of customer loyalty program	109,680	103,763
Total	**120,770**	**117,430**

(2) Transactions between Exito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	As at December 31, 2024	2023
Short-term employee benefits	80,522	83,147
Post-employment benefits	1,080	1,264
Termination benefits	-	2,206
Total	**81,602**	**86,617**

(3) Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	Year ended December 31, 2024	2023
Distribution Casino France	-	4,001
Euris	-	1,814
International Retail and Trade Services IG.	-	1,754
Casino Services	-	1,263
Relevanc Colombia S.A.S.	-	607
Companhia Brasileira de Distribuição S.A. - CBD	-	586
Cdiscount S.A.	-	11
Total	**-**	**10,036**

Note 10.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivable			Other non-financial assets	
	As at December 31,			As at December 31,	
	2024	2023		2024	2023
Joint ventures (1)	37,664	44,634	-	52,500	37,664
Other related parties	6	-	-	-	6
Casino Group companies (2)	-	5,945	-	-	-
Controlling entity	-	1,566	-	-	-
Total	**37,670**	**52,145**	**-**	**52,500**	**37,670**
Current	**37,670**	**52,145**	**-**	**-**	**37,670**
Non-current	**-**	**-**	**-**	**52,500**	**-**

(1) The balance of receivables by each joint ventures and by each concept:

33

- Receivables: As at December 31 2023 2024 Compañía de Financiamiento Tuya S.A. 4,697 3,350 Reimbursement of shared expenses, collection of coupons and other 1,784 1,301 Other services 6,481 4,651 Total Puntos Colombia S.A.S. 37,926 32,960 Redemption of points Sara ANV S.A. 227 53 Other services 44,634 37,664 Total - Other non - financial assets: The amount of $ 52 , 500 as of December 31 , 2023 , corresponds to payments made to Compañía de Financiamiento Tuya S . A . for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia ; during 2024 , authorization was obtained to register the equity increase . (2) Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions. As at December 31, 2023 2024 3,224 - Casino International 1,082 - Relevanc Colombia S.A.S. 822 - Companhia Brasileira de Distribuição S.A. – CBD 810 - International Retail and Trade Services 7 - Casino Services 5,945 - Total Casino Group companies Note 10.4. Payables to related parties The balance of payables to related parties is shown below: As at December 31, 2023 2024 44,032 43,757 Joint ventures (1) 10,581 - Controlling entity 1,004 - Casino Group companies (2) 55,617 43,757 Total 34 (1) The balance of payables by each joint venture is as follows: As at December 31, 2023 2024 43,986 43,725 Puntos Colombia S.A.S (a) 44 32 Compañía de Financiamiento Tuya S.A. 2 - Sara ANV S.A. 44,032 43,757 Total (a) Represents the balance arising from points (accumulations) issued. (2) Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services. As at December 31, 2023 2024 - - - - Casino Services International Retail and Trade Services IG Other Total 885 91 28 1,004

Note 10.5. Other financial liabilities with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	As at December 31,	
	2024	2023
Joint ventures (1)	11,973	26,515

(1) Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	As at December 31,	
	2024	2023
Inventories, net (1)	2,700,309	2,352,735
Inventories in transit	42,892	22,312
Raw materials	42,090	28,367
Real estate project inventories (2)	16,941	18,003
Materials, spares, accessories and consumable packaging	16,542	15,884
Production in process	12	102
Total inventories, net	**2,818,786**	**2,437,403**

(1) The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2021	**13,150**
Loss recognized during the period (Note 11.2.)	2,313
Loss reversal (Note 11.2.)	(500)
Effect of exchange difference from translation into presentation currency	(1,022)
Balance at December 31, 2023	**19,583**
Loss recognized during the period (Note 11.2.)	14,084
Loss reversal (Note 11.2.)	(2,433)
Effect of exchange difference from translation into presentation currency	(120)
Balance at December 31, 2024	**31,114**

(2) For 2024, it corresponds to the López de Galarza real estate project for $- (December 31, 2023 - $776), the Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227), and the Éxito La Colina real estate project for $2,132.

At December 31, 2024 and 2023, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,	
	2024	2023
Cost of goods sold (1)	18,391,858	17,578,059
Trade discounts and purchase rebates	(3,008,622)	(2,779,271)
Logistics costs (2)	671,567	625,289
Damage and loss	281,047	263,052
Allowance for inventory losses, net (Note 11.1)	11,651	8,915
Total cost of sales	**16,347,501**	**15,696,044**

(1) The annual period ended December 31, 2024 includes $29,713 of depreciation and amortization cost (December 31, 2023 - $29,095).

35

(2) The detail is shown below:

	Year ended December 31, 2024	2023
Employee benefits	370,434	341,838
Services	192,491	180,924
Depreciations and amortizations	80,687	76,279
Upload and download operators	6,100	6,013
Maintenance and repair	6,011	6,513
Packaging and marking material	5,965	5,925
Leases	5,132	4,450
Fuels	3,123	1,737
Insurance	685	743
Other minors	939	867
Total logistic cost	**671,567**	**625,289**

Note 12. Financial assets

The balance of financial assets is shown below:

	As at December 31, 2024	2023
Financial assets measured at fair value through other comprehensive income (1)	14,739	23,964
Derivative financial instruments (2)	4,469	-
Financial assets measured at fair value through profit or loss	458	546
Financial assets measured at amortized cost (3)	-	578
Derivative financial instruments designated as hedge instruments (4)	-	2,378
Total financial assets	**19,666**	**27,466**
Current	**4,525**	**2,452**
Non-current	**15,141**	**25,014**

(1) Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	December 31, 2024	December 31, 2023
Bond investments	13,302	13,288
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Cnova N.V. (a)	-	9,222
Total financial assets measured at fair value through other comprehensive income	**14,739**	**23,964**

(a) Minority shareholders in Cnova N.V. are required by court order to transfer their shares to Casino at a non-significant price agreed by the Court, which results in a 100% impairment of the investment.

(2) Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rateo f hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The detail of maturities of these instruments at December 31, 2024 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

36

37 (3) Financial assets measured at amortized cost represented: As at December 31, 2023 2024 - - - National Treasury bonds Term deposit Total financial assets measured at amortized cost 578 - 578 (4) Derivative instruments designated as hedging instrument relates to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants. At December 31, 2023, relates to the following transactions: Fair value Amount hedged Range of rates for hedge instruments Range of rates for hedged item Hedged item Nature of risk hedged 2,378 120,916 9.0120% IBR 3M Loans and borrowings Interest rate Forward The detail of maturities of these hedge instruments at December 31, 2023 is shown below: Total More than 12 months From 6 to 12 months From 3 to 6 months From 1 to 3 months Less than 1 month 2,378 - 509 871 - 998 Swap At December 31, 2024 and 2023, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiary Libertad S.A of $55 (December 31, 2023 - $74), included within the line item Financial assets measured at fair value through profit or loss. None of the assets were impaired on December 31, 2024 and 2023. Note 13. Property, plant and equipment, net The net balance of property, plant and equipment is shown below: As at December 31, 2023 2024 1,145,625 1,297,769 Land 2,149,905 2,356,882 Buildings 1,204,968 1,286,429 Machinery and equipment 751,496 821,603 Furniture and fixtures 48,456 52,703 Assets under construction 183,485 221,036 Installations 768,322 799,085 Improvements to third - party properties 23,148 31,973 Vehicles 389,756 429,005 Computers 289 289 Other property, plant and equipment 6,665,450 7,296,774 Total property, plant and equipment, gross (2,590,675) (3,024,319) Accumulated depreciation (5,010) (10,830) Impairment 4,069,765 4,261,625 Total property, plant and equipment, net

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and Equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	**1,278,822**	**2,348,627**	**1,176,246**	**789,622**	**50,305**	**197,097**	**776,293**	**28,712**	**404,938**	**16,050**	**7,066,712**
Additions	50,214	21,262	115,439	42,183	93,990	3,407	28,693	602	30,198	-	**385,988**
Acquisitions through business combinations (Note 17.1)	1,752	22	471	224	-	2,558	1,102	79	294	-	**6,502**
Increase (Decrease) from movements between property, plant and equipment accounts	-	24,387	6,781	(12,265)	(81,069)	23,227	38,153	292	494	-	**-**
(Decreases) by transfer (to) other balance sheet accounts – investment property.	-	-	-	-	(345)	-	-	-	-	-	**(345)**
Disposals and derecognition	(1,752)	(914)	(28,871)	(9,283)	(2,827)	(1,928)	(5,718)	(2,361)	(6,672)	(15,761)	**(76,087)**
Effect of exchange differences on translation into presentation Currency	(283,161)	(377,852)	(71,010)	(73,422)	(10,974)	(40,876)	(69,465)	(11,218)	(58,727)	-	**(996,705)**
(Decrease) increase from transfers to (from) other balance sheet accounts - tax assets	(4)	4,320	(14,374)	(4,067)	(564)	-	(736)	260	(3,091)	-	**(18,256)**
(Decreases) by transfer (to) other balance sheet accounts – Inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	-	**(4,662)**
Increases by transfer from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	-	1,283	-	**1,346**
Hyperinflation adjustments	102,218	132,251	20,223	18,504	(60)	-	-	6,782	21,039	-	**300,957**
Balance at December 31, 2023	**1,145,625**	**2,149,905**	**1,204,968**	**751,496**	**48,456**	**183,485**	**768,322**	**23,148**	**389,756**	**289**	**6,665,450**
Additions	1,847	2,999	62,431	46,411	70,599	4,325	12,625	258	13,364	-	**214,859**
Increase (Decrease) from movements between property, plant and equipment accounts	-	6,017	18,715	6,268	(85,315)	28,995	25,170	-	150	-	**-**
Disposals and derecognition	(152)	(48)	(24,548)	(6,685)	(911)	(1,447)	(16,173)	(307)	(4,927)	-	**(55,198)**
Effect of exchange differences on translation into presentation Currency	(6,199)	(7,664)	1,331	2,052	1,000	5,678	9,587	(908)	(1,251)	-	**3,626**
(Decrease) by transfer from other balance sheet accounts – intangibles	-	-	-	-	(858)	-	-	-	-	-	**(858)**
Increase by transfer from other balance sheet accounts – investment property.	-	12	-	-	-	-	-	-	-	-	**12**
(Decreases) by transfer (to) other balance sheet accounts – Inventories	(2,760)	(6,267)	(7)	-	-	-	-	-	-	-	**(9,034)**
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(6,920)	(5,831)	(142)	-	(446)	-	(901)	-	**(14,240)**
Increase by transfer from Assets held for sale	70	102	-	-	-	-	-	-	-	-	**172**
Hyperinflation adjustments	159,338	211,826	30,459	27,892	19,874	-	-	9,782	32,814	-	**491,985**
Balance at December 31, 2024	**1,297,769**	**2,356,882**	**1,286,429**	**821,603**	**52,703**	**221,036**	**799,085**	**31,973**	**429,005**	**289**	**7,296,774**

38

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021		**604,747**	**667,593**	**541,405**		**117,623**	**362,411**	**22,794**	**265,050**	**6,373**	**2,587,996**
Depreciation		52,150	93,592	63,005		11,766	39,744	1,776	37,523	591	**300,147**
Depreciation through business combinations (Note 17.1)		11	161	142		1,126	35	45	270	-	**1,790**
Disposals and derecognition		(193)	(21,564)	(7,723)		(1,064)	(3,346)	(2,232)	(6,008)	(6,960)	**(49,090)**
Effect of exchange differences on translation into presentation Currency		(135,310)	(53,416)	(58,064)		(23,856)	(25,847)	(9,583)	(52,714)	-	**(358,790)**
(Decreases) by transfer (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	-	**(660)**
Other		1,319	(21)	-		-	-	(192)	299	-	**1,405**
Hyperinflation adjustments		53,363	16,071	13,417		-	-	5,312	19,714	-	**107,877**
Balance at December 31, 2023		**575,427**	**702,416**	**552,182**		**105,595**	**372,997**	**17,920**	**264,134**	**4**	**2,590,675**
Depreciation		52,480	91,606	56,348		12,315	40,269	1,257	37,833	-	**292,108**
Disposals and derecognition		(44)	(19,273)	(4,864)		(911)	(11,375)	(302)	(4,913)	-	**(41,682)**
Effect of exchange differences on translation into presentation Currency		(3,973)	657	2,273		3,287	3,492	(688)	(1,217)	-	**3,831**
(Decreases) by transfer (to) other balance sheet accounts – inventories		(1,977)	(1)	-		-	-	-	-	-	**(1,978)**
Hyperinflation adjustments		91,693	26,036	22,175		-	-	8,395	33,066	-	**181,365**
Balance at December 31, 2024		**713,606**	**801,441**	**628,114**		**120,286**	**405,383**	**26,582**	**328,903**	**4**	**3,024,319**

Impairment	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party Properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	**-**	**110**	**-**	**-**	**-**	**-**	**4,326**	**-**	**-**	**-**	**4,436**
Impairment losses	-	-	-	-	-	-	2,903	-	-	-	2,903
Reversal of Impairment losses	-	-	-	-	-	-	(1,188)	-	-	-	(1,188)
Impairment derecognition	-	(110)	-	-	-	-	-	-	-	-	(110)
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-	-	(1,031)	-	-	-	(1,031)
Balance at December 31, 2023	**-**	**-**	**-**	**-**	**-**	**-**	**5,010**	**-**	**-**	**-**	**5,010**
Impairment losses	-	-	-	-	-	-	6,534	-	-	-	6,534
(Reversal) of Impairment losses	-	-	-	-	-	-	(856)	-	-	-	(856)
Impairment derecognition	-	-	-	-	-	-	-	-	-	-	-
Effect of exchange differences on translation into presentation Currency	-	-	-	-	-	-	142	-	-	-	142
Balance at December 31, 2024	**-**	**-**	**-**	**-**	**-**	**-**	**10,830**	**-**	**-**	**-**	**10,830**

39

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Exito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Exito Group which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2024, no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At December 31, 2024, property, plant and equipment have no residual value that affects depreciable amount.

At December 31, 2024 and at December 31, 2023, the Company has insurance for cover the loss 'risk over this property, plant and equipment.

Information about impairment testing is disclosed in Note 34.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes.

	Year ended December 31,	
	2024	**2023**
Additions	214,859	385,988
Additions to trade payables for deferred purchases of property, plant and equipment	(302,960)	(427,568)
Payments for deferred purchases of property, plant and equipment	372,770	474,297
Acquisition of property, plant and equipment in cash	**284,669**	**432,717**

Note 14. Investment property, net

Exito Group's investment properties are business premises and land held to generate income from operating leases or future appreciation of their value of operating lease contracts or future appreciation of their price.

The net balance of investment properties is shown below:

	As at December 31,	
	2024	**2023**
Land	286,701	263,172
Buildings	1,952,221	1,671,190
Constructions in progress	18,012	22,613
Total cost of investment properties	**2,256,934**	**1,956,975**
Accumulated depreciation	(420,651)	(295,673)
Impairment	(7,957)	(7,957)
Total investment properties, net	**1,828,326**	**1,653,345**

The movement of the cost of investment properties and accumulated depreciation during the reporting periods is shown below:

Cost	**Land**	**Buildings**	**Constructions in progress**	**Total**
Balance at December 31, 2022	**312,399**	**1,744,190**	**109,563**	**2,166,152**
Additions	-	16,280	40,408	56,688
Increase from transfers from property, plant and equipment	-	16,184	(15,839)	345
Increase (decrease) from movements between investment properties accounts	-	109,846	(109,846)	-
Effect of exchange differences on the translation into presentation currency	(47,548)	(386,052)	(972)	(434,572)
(Decrease) from transfers (to) other balance sheet accounts – inventories (1)	(17,227)	-	-	(17,227)
Hyperinflation adjustments	15,553	175,278	446	191,277
Other	(5)	(4,536)	(1,147)	(5,688)
Balance at December 31, 2023	**263,172**	**1,671,190**	**22,613**	**1,956,975**
Additions	-	2,978	29,454	32,432
Disposals and derecognition	(286)	-	(580)	(866)
(Decrease) from transfers (to) property, plant and equipment	-	-	(12)	(12)
Increase (decrease) from movements between investment properties accounts	-	34,085	(34,085)	-
Effect of exchange differences on the translation into presentation currency	(433)	(22,781)	(61)	(23,275)
Hyperinflation adjustments	24,248	266,749	683	291,680
Balance at December 31, 2024	**286,701**	**1,952,221**	**18,012**	**2,256,934**

40

41 Buildings Accumulated depreciation 317,665 Balance at December 31, 2022 31,389 Depreciation expenses (107,033) Effect of exchange differences on the translation into presentation currency 54,835 Hyperinflation adjustments (1,183) Other 295,673 Balance at December 31, 2023 34,068 Depreciation expenses (6,843) Effect of exchange differences on the translation into presentation currency 97,753 Hyperinflation adjustments 420,651 Balance at December 31, 2024 (1) Corresponds to the transfer of the Éxito Occidente investment property to inventory of real estate projects (Note 11.1). At December 31, 2024 and 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof. At December 31, 2024 and 2023, the Exito Group is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property. Information about impairment testing is disclosed in Note 34. In Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party. During the years ended December 31, 2024 and 2023 the results at the Exito Group from the use of the investment property are as follows: Year ended December 31, 2023 2024 375,832 434,700 Lease rental income (86,130) (7,168) Operating expense related to leased investment properties (41,857) (105,542) Operating expense related to investment properties that are not leased 247,845 321,990 Net gain from investment property Note 15. Leases Note 15.1 Right of use asset, net The net balance of right of use asset is shown below: As at December 31, 2023 2024 2,980,106 3,626,895 Right of use asset (1,612,996) (1,883,078) Accumulated depreciation (5,857) (15,465) Impairment 1,361,253 1,728,352 Total right of use asset, net The movement of right of use asset, depreciation and impairment loss thereof, during the reporting periods, is shown below: Cost 2,826,607 Balance at December 31, 2022 63,642 Increase from new contracts 1,820 Increases from new contracts paid in advance 185,514 Remeasurements from existing contracts (1) (43,423) Derecognition, reversal and disposal (2) (693) Hyperinflation adjustments (98,456) Effect of exchange differences on the translation into presentation currency 45,095 Other changes 2,980,106 Balance at December 31, 2023 86,295 Increase from new contracts 598,087 Remeasurements from existing contracts (1) (48,752) Derecognition, reversal and disposal (2) (529) Hyperinflation adjustments 11,688 Effect of exchange differences on the translation into presentation currency 3,626,895 Balance at December 31, 2024

42 Accumulated depreciation 1,377,029 Balance at December 31, 2022 280,239 Depreciation (28,806) Derecognition and disposal (2) (90) Hyperinflation adjustments (50,625) Effect of exchange differences on the translation into presentation currency 35,249 Other changes 1,612,996 Balance at December 31, 2023 312,854 Depreciation (663) (Decreases) from new measurements (48,752) Derecognition and disposal (2) (215) Hyperinflation adjustments 6,858 Effect of exchange differences on the translation into presentation currency 1,883,078 Balance at December 31, 2024 Impairment 6,109 Balance at December 31, 2022 1,038 Impairment loss (1,290) Effect of exchange differences on the translation into presentation currency 5,857 Balance at December 31, 2023 9,465 Impairment loss (15) Derecognition and disposal (2) 158 Effect of exchange differences on the translation into presentation currency 15,465 Balance at December 31, 2024 (1) Mainly results from the extension of contract terms, indexation or lease modifications. (2) Mainly results from the early termination of lease contracts. The cost of right of use asset by class of underlying asset is shown below: As at December 31, 2023 2024 2,948,056 3,600,071 Buildings 18,950 14,711 Vehicles 7,540 12,113 Lands 5,560 - Equipment 2,980,106 3,626,895 Total Accumulated of depreciation of right of use assets by class of underlying asset is shown below: As at December 31, 2023 2024 1,594,867 1,869,479 Buildings 8,845 9,669 Vehicles 4,488 3,930 Lands 4,796 - Equipment (a) 1,612,996 1,883,078 Total accumulated depreciation (a) Decrease by termination of the contracts. Depreciation expense by class of underlying asset is shown below: Year ended December 31, 2023 2024 273,146 307,553 Buildings 4,487 3,918 Vehicles 728 841 Lands 1,878 542 Equipment 280,239 312,854 Total depreciation e xpense Exito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, restrictions or covenants related to these leases. At December 31, 2024, the average remaining term of lease contracts is 11 years (11.7 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities

	As at December 31,	
	2024	2023
Lease liabilities	1,984,244	1,567,959
Current	**299,456**	**282,180**
Non-current	**1,684,788**	**1,285,779**

The movement in lease liabilities is as shown:

Balance at December 31, 2022	**1,655,955**
Additions	63,642
Accrued interest (Note 32)	126,167
Remeasurements	185,514
Terminations	(8,365)
Payment of lease liabilities	(272,688)
Interest payments on lease liabilities	(123,711)
Effect of exchange differences on the translation into presentation currency	(58,555)
Balance at December 31, 2023	**1,567,959**
Additions	86,295
Accrued interest (Note 32)	148,087
Remeasurements	598,750
Terminations	(3,008)
Payment of lease liabilities	(288,888)
Interest payments on lease liabilities	(147,512)
Effect of exchange differences on the translation into presentation currency	22,561
Balance at December 31, 2024	**1,984,244**

Below are the future lease liability payments at December 31, 2024:

Up to one year (*)	406,060
From 1 to 5 years	1,017,860
More than 5 years	1,087,914
Minimum lease liability payments	**2,511,834**
Future financing (expenses)	(527,590)
Total minimum net lease liability payments	**1,984,244**

(*) This value includes principal and interest.

Note 15.3. Short term leases and leases of low value assets of Éxito Group as a lessee

Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment. Variable lease payments apply to some of Exito Group's property leases and are detailed below:

	Year ended December 31,	
	2024	2023
Variable lease payments	54,189	65,042
Short term leases	13,917	5,959
Low value leases	188	173
Total	**68,294**	**71,174**

Note 15.4. Operating leases of Éxito Group as a lessor

Exito Group has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	Year ended December 31,	
	2024	2023
Up to one year	318,130	265,057
From 1 to 5 years	385,769	317,010
More than 5 years	226,686	171,528
Total minimum instalments under non-cancellable operating leases	**930,585**	**753,595**

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2024 lease rental income was $533,588 (December 31, 2023 - $457,039) mostly comprised of investment property rental income for $434,700 (December 31, 2023 - $375,832). Income from variable lease payments was $125,726 (December 31, 2023 - $113,805).

43

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	As at December 31, 2024	2023
Trademarks	302,322	250,879
Computer software	223,864	278,893
Rights	27,471	23,385
Other	156	90
Total cost of other intangible assets	**553,813**	**553,247**
Accumulated amortization	(153,099)	(186,878)
Total other intangible assets, net	**400,714**	**366,369**

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2022	**299,688**	**274,480**	**24,703**	**147**	**599,018**
Additions	5,296	25,368	-	134	30,798
Acquisitions through business combinations (Note 17.1)	12,904	29	-	-	12,933
Disposals and derecognition	-	(12,823)	-	-	(12,823)
Transfers to other balance sheet accounts – Property, plant, and equipment	-	(1,346)	-	-	(1,346)
Effect of exchange differences on the translation into presentation currency	(100,696)	(6,904)	(3,479)	(104)	(111,183)
Hyperinflation adjustments	33,687	-	2,161	47	35,895
Other minor movements	-	89	-	(134)	(45)
Balance at December 31, 2023	**250,879**	**278,893**	**23,385**	**90**	**553,247**
Additions	6	14,730	121	-	14,857
Transfers from other balance sheet accounts – Property, plant, and equipment	-	858	-	-	858
Disposals and derecognition	-	(71,572)	-	-	(71,572)
Effect of exchange differences on the translation into presentation currency	(1,099)	955	(277)	(7)	(428)
Hyperinflation adjustments	52,536	-	4,242	73	56,851
Balance at December 31, 2024	**302,322**	**223,864**	**27,471**	**156**	**553,813**

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2022	**172,630**	**1,582**	**126**	**174,338**
Amortization	30,602	-	146	30,748
Acquisitions through business combinations (Note 17.1)	29	-	-	29
Effect of exchange differences on the translation into presentation currency	(5,564)	(1,306)	(104)	(6,974)
Hyperinflation adjustments	-	1,078	47	1,125
Disposals and derecognition	(12,242)	-	-	(12,242)
Other minor movements	-	-	(146)	(146)
Balance at December 31, 2023	**185,455**	**1,354**	**69**	**186,878**
Amortization	34,142	235	-	34,377
Effect of exchange differences on the translation into presentation currency	774	(129)	(7)	638
Hyperinflation adjustments	-	2,323	73	2,396
Disposals and derecognition	(71,190)	-	-	(71,190)
Balance at December 31, 2024	**149,181**	**3,783**	**135**	**153,099**

(1) The balance of trademarks, is shown below:

Operating segment	Brand	Useful life	As at December 31, 2024	2023
Uruguay (a)	Miscellaneous	Indefinite	118,634	115,020
Argentina	Libertad	Indefinite	97,255	49,432
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	5,296
Colombia	Finlandek	Indefinite	6	-
			302,322	**250,879**

The trademarks have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

44

Information about impairment testing is disclosed in Notes 34.

At December 31, 2024 and 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	As at December 31, 2024	2023
Spice Investment Mercosur S.A.	1,477,494	1,441,256
Retail trade	1,454,094	1,454,094
Libertad S.A.	366,515	186,289
Total goodwill	**3,298,103**	**3,081,639**
Impairment loss	(1,017)	(1,017)
Total goodwill, net	**3,297,086**	**3,080,622**

The movement in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2022	**3,485,320**	**(1,017)**	**3,484,303**
Acquisitions through business combinations (Note 17.1.)	20,855	-	20,855
Effect of exchange differences on the translation into presentation currency	(551,489)	-	(551,489)
Hyperinflation adjustments	126,953	-	126,953
Balance at December 31, 2023	**3,081,639**	**(1,017)**	**3,080,622**
Effect of exchange differences on the translation into presentation currency	18,475	-	18,475
Hyperinflation adjustments	197,989	-	197,989
Balance at December 31, 2024	**3,298,103**	**(1,017)**	**3,297,086**

Goodwill has indefinite useful life on the grounds of the Exito Group's considerations thereon, and consequently it is not amortized.

Goodwill was not impaired at December 31, 2024 and 2023.

Information about impairment testing and fair value are disclosed in Notes 34 and 35.

17.1. Business combinations

Related to business combinations from 2023, at September 30, 2024, Exito Group has completed the process of the allocation of the purchase price and all preliminary amounts have been ascertained and recorded. The consideration transferred, the fair values of identifiable assets and liabilities from the business acquired at acquisition date and the adjustments of measurement at closing period are as follows:

	Fair values at the date of acquisition			Measurement period adjustments			Fair values at December 31,2024		
	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Cash	-	-	-	-	411	-	-	411	-
Trade receivables	-	-	-	-	1,309	-	-	1,309	-
Inventories	680	-	-	(17)	1,230	-	663	1,230	-
Tax assets	-	-	-	-	334	-	-	334	-
Property, plant and equipment, net	2,614	92	1,758	(66)	314	-	2,548	406	1,758
Rights of use	-	7,543	-	-	(7,543)	-	-	-	-
Brands	-	-	-	12,904	-	-	12,904	-	-
Total identifiable assets	**3,294**	**7,635**	**1,758**	**12,821**	**(3,945)**	**-**	**16,115**	**3,690**	**1,758**
Financial liabilities	-	-	235	-	-	-	-	-	235
Trade payables	689	110	846	(18)	2,099	-	671	2,209	846
Leases liabilities	-	7,525	-	-	(7,525)	-	-	-	-
Total liabilities take on	**689**	**7,635**	**1,081**	**(18)**	**(5,426)**	**-**	**671**	**2,209**	**1,081**
Net assets and liabilities measured at fair value	**2,605**	**-**	**677**	**12,839**	**1,481**	**-**	**15,444**	**1,481**	**677**
Consideration transferred	20,126	17,032	1,558	(865)	606	-	19,261	17,638	1,558
Goodwill from the acquisition	**17,521**	**17,032**	**881**	**(13,704)**	**(875)**	**-**	**3,817**	**16,157**	**881**

45

The goodwill and variations from the time of acquisition to December 31, 2024, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Total
Goodwill from the acquisition (Note 17)	3,817	16,157	881	20,855
Effect of exchange difference	(462)	(1,953)	(106)	(2,521)
Goodwill at December 31, 2023	**3,355**	**14,204**	**775**	**18,334**
Effect of exchange difference	105	446	24	575
Goodwill at December 31, 2024	**3,460**	**14,650**	**799**	**18,909**

The revenues and profit or loss of this business acquired, corresponding to the period ended at December 31, 2024, included in the consolidated statements of profit or loss at December 31, 2024, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Revenues	34,816	24,332	19
Profit (loss) for the period	815	628	(6)

This companies acquired are ongoing business that are consider attractive, located in strategic places coinciding with the expansion plan of the Exito Group.

Goodwill was fully allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operation of stores acquired in this country.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	As at December 31, 2024	2023
Compañía de Financiamiento Tuya S.A.	Joint venture	271,627	220,134
Puntos Colombia S.A.S.	Joint venture	17,691	9,986
Sara ANV S.A.	Joint venture	2,236	2,438
Total investments accounted for using the equity method		**291,554**	**232,558**

Note 18.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

Company	Country	Functional currency	Primary economic activity	Ownership percentage		Number of shares	
				As at December 31,			
				2024	2023	2024	2023
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Financial	50%	50%	26.031.576.916	15.483.189.879
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	50%	9.000.000	9.000.000
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	50%	2.286.00	2.270.00

The movement in the investments accounted for using the equity method during the period presented is as follows:

Balance at December 31, 2022	**300,021**
Capital increases (reduction), net	46,590
Share of income (Note 18.5)	(114,419)
Share in equity movements	366
Balance at December 31, 2023	**232,558**
Capital increases (reduction), net	131,049
Share of income (Note 18.5)	(71,872)
Share in equity movements	(181)
Balance at December 31, 2024	**291,554**

46

Note 18.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2024:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing Operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	2,620,497	268,363	1,650,537	730,294	508,029	1,129,336	(155,514)	-
Puntos Colombia S.A.S.	246,060	34,633	217,958	27,353	35,382	402,889	15,410	-
Sara ANV S.A.	1,229	3,695	453	-	4,471	158	(3,640)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax Expense
Compañía de Financiamiento Tuya S.A.	317,389	1,591,648	724,328	3,879	(9,940)	(28,325)	53,567
Puntos Colombia S.A.S.	116,337	75,647	785	8,795	(228)	(9,012)	(8,788)
Sara ANV S.A.	1,071	452	-	8	-	(378)	-

Financial information regarding investments accounted for using the equity method at December 31, 2023:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing Operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Sara ANV S.A.	2,052	3,251	426	-	4,877	245	(733)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from Interest	Interest expense	Depreciation and amortization	Income tax Expense
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550)	(3,724)
Sara ANV S.A.	1,819	425	-	2	-	(196)	-

(*) There are no other comprehensive income figures proceeding from this companies.

Note 18.3. Corporate purpose

Compañía de Financiamiento Tuya S.A.

A joint venture and a joint control investment which was acquired on October 31, 2016. It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín. Its main corporate purpose is to issue credit cards and grant consumer loans to low-income segments that the traditional banking system does not serve, promoting financial access.

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating It's own loyalty program, pursuant to which its users earn points when purchasing from its partners, as well as the buying and selling of points. These points are redeemable for products or services available at the Puntos Colombia platform.

Sara ANV S.A.

Joint venture established on June 17, 2023. Its main corporate purpose is the performance of all operations, businesses, acts, services, or activities that, by of the applicable financial regulation, result from acquirer activities, whether carried out directly or through third parties. Its main address is in Envigado, Colombia.

47

48 Note 18.4. Other information The reconciliation of summarized financial information reported to the carrying amount of associates and joint ventures in the consolidated financial statements is shown below: December 31, 2024 Carrying amount (1) Proportionate share of net assets Ownership percentage Net assets Companies 271,627 271,627 50% 508,029 Compañía de Financiamiento Tuya S.A. 17,691 17,691 50% 35,382 Puntos Colombia S.A.S. 2,236 2,236 50% 4,471 Sara ANV S.A. December 31, 2023 Carrying amount (1) Proportionate share of net assets Ownership percentage Net assets Companies 220,134 220,134 50% 405,043 Compañía de Financiamiento Tuya S.A. 9,986 9,986 50% 19,972 Puntos Colombia S.A.S. 2,438 2,438 50% 4,877 Sara ANV S.A. (1) Amount of investment and goodwill. No dividends were received from joint ventures during the years ended December 31, 2024, and 2023. There are no restrictions on the capability of joint ventures to transfer funds in the form of cash dividends, or loan repayments or advance payments. There are not contingent liabilities incurred related to its participation therein. There are no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them, except for mentioned in Note 22. These investments have no restrictions or liens that affect the interest held in them. Note 18.5. Share of profit in subsidiaries and joint ventures The share of income in joint ventures that are accounted for using the equity method is as follows: Year ended December 31, 2023 2024 (112,524) (77,757) Compañía de Financiamiento Tuya S.A. (367) (1,820) Sara ANV S.A. (1,528) 7,705 Puntos Colombia S.A.S. (114,419) (71,872) Total Note 19. Non - cash transactions During the annual periods ended December 31, 2024 and 2023, the Exito Group had non - cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13 and 15, respectively. Note 20. Loans, borrowing and other financial liabilities The balance of loans, borrowing and other financial liability is shown below: As at December 31, 2023 2024 815,674 1,895,118 Bank loans 442,342 350,776 Put option on non - controlling interests (1) 8,189 12,555 Letters of credit 1,266,205 2,258,449 Total loans, borrowing and other financial liabilities 1,029,394 1,984,727 Current 236,811 273,722 Non - current

49 (1) It represents the liability of the put option on a portion of the non - controlling interest in Grupo Disco Uruguay S . A . Grupo Éxito holds a non - controlling interest of 23 . 35 % in Grupo Disco Uruguay S . A . ( 30 . 85 % as of December 31 , 2023 ), of which 15 . 66% ( 23 . 16 % as of December 31 , 2023 ) is subject to a put option held by non - controlling shareholders . This put option is exercisable by the holders at any time until its expiration on June 30 , 2025 . The exercise price of the put option is determined as the highest of the following three measures : (i) A fixed price in U . S . dollars as stated in the put option agreement, adjusted at an annual rate of 5% , (ii) A multiple of 6 times the average EBITDA of the last two years, minus Grupo Disco Uruguay S . A . 's net debt at the exercise date, or (iii) A multiple of 12 times the average net income of Grupo Disco Uruguay S . A . over the last two years as of December 31 , 2024 , the highest of these three measures was the fixed price in U . S . dollars . During 2023 , Grupo Casino negotiated with the non - controlling interest of Grupo Disco Uruguay S . A . the transfer of this put option to Grupo Éxito . Once this transfer was completed, making Grupo Éxito the direct holder of the put option liability, the put - call agreement between Grupo Éxito and Grupo Casino was terminated . To ensure compliance with the obligation assumed by Grupo Éxito in this transfer, a pledge without displacement was established over the Series B shares of Grupo Disco Uruguay S . A . , owned by Spice Investment Mercosur S . A . These shares are listed in share certificate number 1 and represent 25 % of the voting capital of Grupo Disco Uruguay S . A . This pledge does not transfer the right to vote or receive dividends associated with the pledged shares, which remain under the ownership of Spice Investment Mercosur S . A . This pledge replaces the one previously granted in past years over the same share certificate . The movement in loans and borrowing during the reporting periods is shown below: 1,455,584 Balance at December 31, 2022 1,241,024 Proceeds from loans and borrowings (209,557) Changes in the fair value of the put option recognized in equity 227,525 Interest accrued 235 Increases from business combinations (Note 17.1) (2,146) Translation difference (1,217,881) Repayments of loans and borrowings (228,579) Payments of interest on loans and borrowings 1,266,205 Balance at December 31, 2023 (1) 1,749,014 Proceeds from loans and borrowings (2) (91,566) Changes in the fair value of the put option recognized in equity 227,848 Interest accrued 911 Translation difference (685,084) Repayments of loans and borrowings (3) (208,879) Payments of interest on loans and borrowings 2,258,449 Balance at December 31, 2024 (1) As of December 31, 2023, the balance corresponds to $ 108 , 969 from the bilateral loan agreement signed on March 27 , 2020 , $ 136 , 727 from the bilateral credit agreement signed on June 3 , 2020 ; the renewal of the bilateral credit with three new bilateral loans for $ 202 , 663 , $ 126 , 478 , and $ 114 , 053 signed on March 26 , 2021 ; as well as $ 101 , 280 and $ 25 , 348 from new bilateral loans signed on August 28 , 2023 , by the parent company . A put option contract with Spice Investments Mercosur S.A. for $442,341 with the non - controlling interest owners of the subsidiary Grupo Disco Uruguay S.A. From the subsidiary Spice Investments Mercosur S.A. and its subsidiaries, credits of $157 and letters of credit for $8,189. (2) The Company requested disbursements of $ 30 , 000 , $ 70 , 000 , and $ 230 , 000 from the bilateral revolving credit agreement signed on February 18 , 2022 ; a disbursement of $ 300 , 000 from the bilateral revolving credit agreement signed on October 10 , 2022 ; and a disbursement of $ 200 , 000 from another bilateral revolving credit agreement signed on April 4 , 2022 . In February 2024, the Company requested disbursements of $70,000 from the bilateral revolving credit agreement signed on February 18, 2022, and $100,000 from the bilateral credit agreement signed on February 12, 2024. In August and September, the Company requested disbursements of $132,515 from the bilateral credit agreement signed on August 9, 2024, and $65,000 from the bilateral credit agreement signed on September 2, 2024. In October 2024, the Company requested a disbursement of $200,000 from the bilateral revolving credit agreement signed on October 28, 2024. During the period ended December 31, 2024, the subsidiary Libertad S.A. requested disbursements of $67,929 During the period ended December 31, 2024, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested disbursements of $158,484 and letters of credit for $125,086. (3) During the period ended December 31 , 2024 , the Company paid $ 50 , 000 related to the renewal of the bilateral credit agreement signed on March 26 , 2021 ; $ 51 , 192 related to two bilateral loans signed on March 26 , 2021 ; $ 48 , 334 for the bilateral loan signed on March 27 , 2020 ; $ 100 , 000 for the bilateral revolving credit agreement signed on April 4 , 2022 ; and $ 300 , 000 for the bilateral revolving credit agreement signed on October 10 , 2022

During the period ended December 31, 2024, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid loans of $13,536 and letters of credit for $122,022.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred during 2024 and 2023.

The weighted rate of bank loans in nominal terms as of December 31, 2024, is IBR (Bank Reference Rate) + 2%.

As of December 31, 2024, Exito Group has available unused credit lines to minimize liquidity risks, as follows:

Bancolombia S.A.	400,000
Total	**400,000**

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2024, discounted at present value (amortized cost):

Year	Total
2026	210,937
2027	32,085
2028	14,244
>2029	16,456
	273,722

Covenants

Under loans and borrowing contracts, Exito Group is subject to comply with the following financial covenants: as long as Almacenes Exito S.A. has payment obligations arising from the contracts executed on March 27, 2020 maintain a leverage financial ratio, defined as (adjusted recurring Ebitda to gross financial liabilities) of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Almacenes Éxito S.A. for each annual period.

As of December 31, 2024 and 2023, Exito Group complied with its covenants.

Additionally, from the same loans and borrowing contracts Exito Group is subject to comply with some non-financial covenant, which at December 31, 2024 and 2023 were complied.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	As at December 31,	
	2024	2023
Defined benefit plans	37,155	38,106
Long-term benefit plan	1,676	1,815
Total employee benefits	**38,831**	**39,921**
Current	**4,055**	**4,703**
Non-current	**34,776**	**35,218**

Note 21.1. Defined benefit plans

Éxito Group has the following defined benefit plans: Retirement pension plan and Retroactive severance pay plan

During the years ended December 31, 2024, and 2023, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

50

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement pensions	Retroactive severance pay	Total
Balance at December 31, 2022	**34,688**	**403**	**35,091**
Cost of current service	1,839	11	1,850
Interest expense	1,939	51	1,990
Actuarial loss from changes in experience	1,386	21	1,407
Actuarial gain (losses) from financial assumptions	3,199	70	3,269
Benefits paid	(1,347)	(55)	(1,402)
Effect of exchange differences on translation	(4,099)	-	(4,099)
Balance at December 31, 2023	**37,605**	**501**	**38,106**
Cost of current service	2,471	14	2,485
Interest expense	1,937	53	1,990
Actuarial gain from changes in experience	(592)	(6)	(598)
Actuarial gain from financial assumptions	(1,213)	(3)	(1,216)
Benefits paid	(4,196)	(4)	(4,200)
Effect of exchange differences on translation	588	-	588
Balance at December 31, 2024	**36,600**	**555**	**37,155**

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, future annuities rate, inflation rates and mortality rates are as follows:

	As at December 31,			
	2024		2023	
	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate	12.30%	10.80%	11.00%	10.50%
Annual salary increase rate	5.5%	5.5%	5.5%	5.5%
Future annuities increase rate	4.5%	0.00%	4.5%	0.00%
Annual inflation rate	4.5%	4.5%	5.5%	5.5%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

	As at December 31,	
Years of service	**2024**	**2023**
From 0 to less than 5	20.56%	22.27%
From 5 to less than 10	10.01%	10.84%
From 10 to less than 15	5.89%	6.38%
From 15 to less than 20	4.39%	4.76%
From 20 to less than 25	3.37%	3.65%
25 and more	2.54%	2.76%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability:

51

	As at December 31,			
	2024		2023	
Variation expressed in basis points	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate + 25	(215)	(2)	(257)	(3)
Discount rate – 25	220	2	264	3
Discount rate + 50	(424)	(4)	(506)	(6)
Discount rate – 50	447	5	535	6
Discount rate + 100	(827)	(9)	(985)	(11)
Discount rate – 100	918	9	1,102	12
Annual salary increase rate + 25	N/A	3	N/A	5
Annual salary increase rate - 25	N/A	(3)	N/A	(5)
Annual salary increase rate + 50	N/A	7	N/A	9
Annual salary increase rate - 50	N/A	(7)	N/A	(9)
Annual salary increase rate + 100	N/A	13	N/A	18
Annual salary increase rate - 100	N/A	(13)	N/A	(18)

Contributions for the next years funded with Éxito Group's own resources are foreseen as follows:

	As at December 31,			
	2024		2023	
Year	Retirement pensions	Retroactive severance Pay	Retirement pensions	Retroactive severance pay
2024	-	-	2,654	5
2025	2,666	230	2,656	270
2026	2,657	133	2,624	84
2027	2,616	2	2,573	2
>2028	37,426	319	36,673	302
Total	**45,365**	**684**	**47,180**	**663**

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2024 is 5.7 years (December 31, 2023 - 6.3 years).

Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2024 amounted to $140,484 (December 31, 2023 - $125,235).

Note 21.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees of Almacenes Éxito S.A. and to the employees of subsidiaries Logística, Transporte y Servicios Asociados S.A.S.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2024, and 2023, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015 Almacenes Éxito S.A. reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

52

53 Balances and movement : The following are balances and movement of the long - term defined benefit plan: 1,554 Balance at December 31, 2022 64 Cost of current service (128) Past service cost 205 Interest expense 87 Actuarial loss from change in experience 241 Actuarial loss from financial assumptions (208) Benefits paid 1,815 Balance at December 31, 2023 62 Cost of current service - Past service cost 175 Interest expense 24 Actuarial loss from change in experience (53) Actuarial gain from financial assumptions (347) Benefits paid 1,676 Balance at December 31, 2024 Actuarial assumptions used to make the calculations : Discount rates, salary increase rates, inflation rates and mortality rates are as follows: As at December 31, 2023 2024 10.80% 11.80% Discount rate 5.5% 5.5% Annual salary increase rate 5.5% 4.5% Annual inflation rate 0.001117% - 0.034032% 0.001117% - 0.034032% Mortality rate - men 0.000627% - 0.019177% 0.000627% - 0.019177% Mortality rate - women Employee turnover, disability and early retirement rates are as follows: As at December 31, 2023 2024 Years of service 22.27% 20.56% From 0 to less than 5 10.84% 10.01% From 5 to less than 10 6.38% 5.89% From 10 to less than 15 4.76% 4.39% From 15 to less than 20 3.65% 3.37% From 20 to less than 25 2.76% 2.54% 25 and more Sensitivity analysis : A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long - term benefit plans net liability: As at December 31, 2023 2024 Variation expressed in basis points (18) (15) Discount rate + 25 18 16 Discount rate - 25 (35) (31) Discount rate + 50 37 32 Discount rate - 50 (70) (60) Discount rate + 100 76 65 Discount rate - 100 19 17 Annual salary increase rate + 25 (19) (17) Annual salary increase rate - 25 39 34 Annual salary increase rate + 50 (38) (33) Annual salary increase rate - 50 79 69 Annual salary increase rate + 100 (74) (64) Annual salary increase rate - 100

Contributions for the next years funded with Éxito Group's own resources are foreseen as follows:

Year	As at December 31, 2024	2023
2024	-	342
2025	454	433
2026	305	288
2027	185	167
>2028	1,872	1,743
Total	**2,816**	**2,973**

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2024 is 4.0 years (December 31, 2023 - 4.3 years).

Exito Group has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2024 was recognized as an income in the amount of $155 (December 31, 2023 was recognized as an expense in the amount of $161).

Note 22. Provisions

The balance of provisions is shown below:

	As at December 31, 2024	2023
Restructuring (1)	28,955	5,180
Legal proceedings (2)	18,629	19,736
Taxes other than income tax	54	297
Other Provisions (3)	13,757	8,462
Total provisions	**61,395**	**33,675**
Current	**47,327**	**22,045**
Non-current	**14,068**	**11,630**

At December 31, 2024 and 2023, there are no provisions for onerous contracts.

(1) The restructuring provision corresponds to the reorganization processes in stores, the corporate office, and distribution centers of the Parent Company. The provision amount is calculated based on the necessary disbursements to be made, which are directly associated with the restructuring plan.

(2) Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against Exito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	As at December 31, 2024	2023
Labor legal proceedings	14,153	10,211
Civil legal proceedings	4,476	7,250
Administrative and regulatory proceedings	-	2,275
Total legal proceedings	**18,629**	**19,736**

(3) The balance of other provisions corresponds to:

	As at December 31, 2024	2023
Store closures	10,036	61
Urban improvements	2,215	2,215
Shrinkage for VMI merchandise	1,018	296
rovision for the Montevideo real estate project	-	3,500
Other minor provisions in the Colombian subsidiaries	220	2,227
Other minor provisions in Libertad S.A.	268	163
Total others	**13,757**	**8,462**

54

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2022	**19,101**	**4,473**	**10,517**	**8,286**	**42,377**
Increase	9,693	-	30,451	7,356	47,500
Uses	-	(99)	(474)	-	(573)
Payments	(2,598)	-	(33,575)	(6,113)	(42,286)
Reversals (not used)	(3,814)	(3,336)	(1,264)	(427)	(8,842)
Other reclassifications	233	-	(473)	(58)	(298)
Effect of exchange differences on the translation into presentation currency	(2,879)	(741)	(2)	(582)	(4,203)
Balance at December 31, 2023	**19,736**	**297**	**5,180**	**8,462**	**33,675**
Increase	11,961	-	66,166	21,593	99,720
Uses	(250)	-	(2,217)	-	(2,467)
Payments	(2,235)	-	(38,489)	(11,351)	(52,075)
Reversals (not used)	(9,926)	(241)	(1,685)	(5,677)	(17,529)
Other reclassifications	(745)	-	-	745	-
Effect of exchange differences on the translation into presentation currency	88	(2)	-	(15)	71
Balance at December 31, 2024	**18,629**	**54**	**28,955**	**13,757**	**61,395**

Note 22.1. Estimated payments of other provisions

The estimated payments of the other provisions that are in charge of Grupo Éxito as of December 31, 2024 are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Less than 12 months	4,613	-	28,955	13,757	47,325
From 1 to 5 years	14,016	54	-	-	14,070
Total estimated payments	**18,629**	**54**	**28,955**	**13,757**	**61,395**

Note 23. Trade payables and other payable

	As at December 31, 2024	2023
Payables to suppliers of goods	3,056,293	2,725,532
Payables and other payable - agreements (1)	501,603	1,562,246
Payables to other suppliers	335,518	325,447
Labor liabilities	303,365	335,989
Withholding tax payable (2)	74,504	72,146
Tax payable	70,365	72,346
Purchase of assets (4)	53,405	121,554
Dividends payable (3)	9,249	32,691
Other	26,372	38,175
Total trade payables and other payable	**4,430,674**	**5,286,126**
Current	**4,408,479**	**5,248,777**
Non-current	**22,195**	**37,349**

(1) The detail of payables and other payable - agreements is shown below:

	As at December 31, 2024	2023
Payables to suppliers of goods	447,726	1,429,006
Payables to other suppliers	53,877	133,240
Total payables and other payable - agreements	**501,603**	**1,562,246**

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with Exito Group.

Exito Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier's right to freely transfer the title/receivable to any bank through endorsement.

55

Additionally, Exito Group has entered into agreements with some financial institutions in Colombia, that provide an additional payment period for these discounted supplier invoices . The terms under such agreements are not unique to Exito Group but are based on market practices in Colombia applicable to other players in the market that legally do not change the nature of the business transaction . (2) It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023. (3) The decrease corresponds to the dividends paid in 2024. (4) The reduction is primarily due to the payment of the third installment of $22,873 for the Clearpath contract and $45,276 for other contracts. Note 24 . Income tax Note 24 . 1 . Tax regulations applicable to Almacenes Éxito S . A . and to its Colombian subsidiaries Income tax rate applicable to Almacenes Éxito S . A . and its Colombian subsidiaries a. For taxable 2024 and 2023 the income tax rate for corporates is 35% . For taxable 2024 and 2023 the income tax rate for corporates is 35% . For taxable 2023 , the minimum tax rate calculated on financial profit may not be less than 15% , if so, it will increase by the percentage points required to reach the indicated effective tax rate . b. From taxable 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period. c. Inflation adjustments were eliminated for tax purposes as of 2007. d. From 2007 the tax on occasional gains was reinstated, payable by legal entities on total occasional gains obtained during the taxable year. From 2023 the rate is 15%. e. A tax on dividends paid to individual residents in Colombia was established at a rate of 15% , triggered when the amount distributed is higher than 1 , 090 UVT (equivalent to $ 51 in 2024 ) when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year . For domestic companies, the tax rate is 10 % when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year . For individuals not residents of Colombia and for foreign companies, the tax rate is 20 % when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year . When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35 % for 2024 and 2023 . f. The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards . g. The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported. h. Taxes, levies, and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company's economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations. i. Regarding contributions to employee education, the payments that meet the following conditions are deductible : (a) those devoted for scholarships and education forgivable loans to the benefit of employees, (b) payments to programs or care centers for the children of employees and (c) payments to primary, secondary, technical, technological and higher education institutions . j. VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax. k. The income tax withholding rate on payments abroad is 0 % for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double - taxation and apply the Most - Favored - Nation Clause and the 10 % for those to whom the Most - Favored - Nation Clause does not apply . l. The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services. m. Taxes paid abroad shall be deemed tax discounts during the taxable year of payment, or during any subsequent taxable period . The withholding tax rate on income for payments abroad to third parties located in non - cooperating jurisdictions, with low or no taxation, and preferential tax regimes is 35% . n. Starting in 2024, the withholding tax rate on income for payments abroad to suppliers with Significant Economic Presence (PES) who are subject to the withholding mechanism is 10%. o. The taxes paid abroad will be treated as a tax credit in the tax year in which the payment was made or in any of the following taxable periods o. The annual adjustment applicable at December 31, 2024 to the cost of furniture and real estate deemed fixed assets is 10.97%. 56

q. The Group reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain applied tax treatments. The mentioned evaluation has not resulted in any modifications..

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer's net income.

(a) Tax credits of Almacenes Éxito S.A.

At December 31, 2024 Almacenes Éxito S.A. has accrued $- (at December 31, 2023 - $61,415) excess presumptive income over net income.

The movement of Almacenes Éxito S.A 's. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2022	**211,190**
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	**61,415**
Offsetting of presumptive income against net income from the prior period	(600)
Offsetting of presumptive income against net income for the period	(60,815)
Balance at December 31, 2024	**-**

At December 31, 2024, Almacenes Éxito S.A. has accrued tax losses amounting to $704,357 (at December 31, 2023 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting year is shown below:

Balance at December 31, 2022	**740,337**
Adjustment to tax losses from prior periods	-
Balance at December 31, 2023	**740,337**
Tax losses generated during the period	(35,980)
Balance at December 31, 2024	**704,357**

(b) Movement of tax losses for Colombian subsidiaries for the reporting periods is shown below

Balance at December 31, 2022	**33,562**
Marketplace Internacional Éxito y Servicios S.A.S	105
Transacciones Energéticas S.A.S. E.S.P. (i)	126
Depósitos y Soluciones Logísticas S.A.S.	(24)
Balance at December 31, 2023	**33,769**
Marketplace Internacional Éxito y Servicios S.A.S (i)	364
Transacciones Energéticas S.A.S. E.S.P.	(1,446)
Transacciones Energéticas S.A.S. E.S.P. (ii)	(31)
Balance at December 31, 2024	**32,656**

(i) No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

(ii) It corresponds to the adjustment of tax losses from previous periods.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

- Uruguay applies a 25% income tax rate in 2024 (25% in 2023);
- Argentina applies a 30% income tax rate in 2024 (35% in 2023).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

57

Current tax assets:

	As at December 31, 2024	2023
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	250,872	267,236
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	151,893	137,000
Current income tax assets of subsidiary Onper Investment 2015 S.L.	41,388	10,715
Tax discounts of Éxito from taxes paid abroad	5,562	17,258
Advance income tax payments from Colombian subsidiaries	2,611	-
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	3	-
Total income tax asset	**452,329**	**432,209**
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	78,567	71,450
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	22,982	20,339
Other current tax assets of subsidiary Onper Investment 2015 S.L.	38	29
Total asset for other taxes	**101,587**	**91,818**
Total current tax assets	**553,916**	**524,027**

Current tax liabilities

	As at December 31, 2024	2023
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	-	47
Total income tax liability	**-**	**47**
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	105,467	98,391
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	7,832	3,621
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	5,558	4,979
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	353	293
Total liability for other taxes	**119,210**	**107,284**
Total current tax liabilities	**119,210**	**107,331**

58

Note 24.4. Income tax

	As at December 31, 2024	2023
Profit before income tax	**292,908**	**354,072**
Plus		
IFRS adjustments with no tax impact (1)	203,591	164,226
Non-deductible expenses	58,427	31,616
Others (2)	24,875	21,548
Reimbursement of fixed assets depreciation for income - producing upon sales of assets	-	2,012
Minus		
Effect of the accounting results of foreign subsidiaries	(191,018)	(221,871)
Non-taxable dividends received from subsidiaries	(68,456)	(12,620)
Others (2)	(11,667)	(41,512)
Additional 30% deduction for apprentice salaries (voluntary)	(227)	(258)
Net income	**308,433**	**297,213**
Exempt income	(90,910)	(65,090)
Net income before compensations	**217,523**	**232,123**
Compensations	**(98,241)**	(149,799)
Total Net income after compensations	**119,282**	**82,324**
Net (loss) of some Colombian subsidiaries	**(364)**	**(231)**
Taxable income of the parent company and some Colombian subsidiaries	**119,646**	**82,555**
Taxable net income	**119,646**	**82,555**
Income tax rate	35%	35%
Subtotal (expense) current income tax	**(41,876)**	**(28,894)**
(Expense) occasional income tax	**(70)**	**(389)**
Tax credits	3,945	2,226
Total (expense) current and occasional income tax	**(38,001)**	**(27,057)**
Adjustment with respect to current income tax from previous years (c)	**(1,777)**	**311**
(Expense) taxes paid abroad	**(1,101)**	**(2,677)**
Minor adjustments	**(6)**	**-**
Total (income and complementary tax expense) of the parent company and some Colombian subsidiaries	**(40,885)**	**(29,423)**
Total (current tax expense) of foreign subsidiaries	**(66,317)**	**(76,686)**
Total (income and complementary tax expense), current	**(107,202)**	**(106,109)**

(1) The IFRS adjustments with no tax impact correspond to:

	As at December 31, 2024	2023
Other accounting expenses with no tax impact (*)	466,302	421,408
Higher accounting depreciation over fiscal depreciation, net	168,103	209,793
Accounting provisions	125,842	90,668
Non-taxable dividends from subsidiaries	84,034	77,710
Net exchange differences	81,884	(53,190)
Taxable actuarial calculation	1,202	569
Taxable leases	(282,896)	(254,854)
Results under the equity method, net	(189,726)	(247,332)
Non-accounting fiscal costs, net	(84,944)	3,889
Recovery of provisions	(75,760)	(30,299)
Excess of fiscal personnel expenses over accounting expenses	(75,417)	(21,727)
Higher fiscal depreciation over accounting depreciation	(7,027)	(7,459)
Other non-taxable accounting (income) expenses, net	(8,006)	(24,924)
Non-deductible taxes	-	(26)
Total	**203,591**	**164,226**

(*) It corresponds to the differences associated with the tax treatment of leases under IFRS 16

59

60 (2) The concept of others corresponds to: As at December 31, 2023 2024 8,742 9,850 Tax on financial transactions 7,070 8,583 Special deduction for donations to food banks and others (1,993) 2,136 Accounting provision and write - offs of receivables 2,235 2,006 Fines, sanctions, and lawsuits (162) 1,199 ICA tax deduction paid after the income tax filing 4,161 779 Taxes assumed and valuation 1,495 322 Taxable income - recovery of depreciation on sold fixed assets 21,548 24,875 Total (21,785) (4,934) Profit from the sale of fixed assets declared as occasional income (2,599) (3,577) Deduction for hiring personnel with disabilities (16,772) (2,596) Recovery of costs and expenses (356) (560) Non - deductible taxes (41,512) (11,667) Total The reconciliation of average effective tax rate to applicable tax rate is shown below: Year ended December 31, Rate 2023 Rate 2024 354,072 292,908 Profit before income tax from continuing operations (35%) (123,925) (35%) (102,518) Tax (expense) at enacted tax rate in Colombia (40,046) (25,154) Equity method in joint venture domestic operations 15,449 (12,087) Non - deductible/ nontaxable foreign operation 311 (1,777) Adjustment to current taxes from prior periods 37,914 13,075 Non - deductible / nontaxable domestic operation 33,547 24,492 Tax rates differences from foreign operations 32,138 48,304 Accounting effects of NCI domestic operations without tax impact (1,286) - Unrecognition deferred tax from prior periods (13%) (45,898) (19%) (55,665) Total income tax expense The components of the income tax expense recognized in the statement of profit or loss were: Year ended December 31, 2023 2024 60,211 51,537 Deferred tax gain (Note 24.6) (106,031) (105,355) Current income tax (expense) 311 (1,777) Adjustment in respect of current income tax of prior periods (389) (70) (Expense) Occasional income tax (45,898) (55,665) Total income tax (expense) Note 24 . 5 . Minimum Tax Rate With the entry into force of Law 2277 of 2022 , which in its Article 10 added Paragraph 6 to Article 240 of the Tax Statute, the minimum tax rate (TTD) regime is included in Colombia . It is important to clarify that this regulation presents substantial differences compared to the minimum tax proposal of the Organisation for Economic Co - operation and Development (OECD) under Pillar II . This calculation considers a tax and an adjusted profit, performed on a consolidated basis for companies belonging to business groups . The Group performed the calculation as stipulated in the mentioned article, which did not result in an additional adjustment to the taxes recorded by each company . As of December 31 , 2024 , the consolidated minimum tax rate calculation for companies located in Colombia did not have any impact . In Argentina and Uruguay, legislation for the adoption of Pillar II has not yet been enacted .

61 Note 24.6. Deferred tax The breakdown of deferred tax assets and liabilities for the three jurisdictions in which Exito Group operates are grouped as follows: As at December 31, 2023 2024 Deferred tax liabilities Deferred tax assets Deferred tax liabilities Deferred tax assets - 113,373 - 156,927 Colombia - 84,319 - 96,158 Uruguay (156,098) - (304,235) - Argentina (156,098) 197,692 (304,235) 253,085 Total As at December 31, 2023 2024 Deferred tax liabilities Deferred tax assets Deferred tax liabilities Deferred tax assets - 259,118 - 246,525 Tax losses - 61,449 - 60,098 Tax credits - 9,926 - 16,735 Other provisions - 13,082 Inventories - 9,812 Employee benefits provisions - 21,495 - - Excess presumptive income (120,144) - (169,051) - Investment property (217,687) - (217,715) - Goodwill (221,364) 93,660 (268,924) 214,759 Property, plant, and equipment (545,661) 634,180 (531,670) 633,397 Leases (33,423) 100,045 (101,843) 43,645 Other (1,138,279) 1,179,873 (1,289,203) 1,238,053 Total The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below: As at December 31, 2023 2024 53,744 51,194 Profit from deferred tax recognized in income 6,467 343 Deferred tax income on occasional gains 107,547 (141,016) Effect of the translation of the deferred tax recognized in other comprehensive income (1) 311 (1,777) Adjustment related current income tax previous periods 7,139 (1,188) (Expense) income from derivative financial instruments designated as hedging instruments and others (Other comprehensive income) 1,510 (300) ((Expense) income from measurements of defined benefit plans (Other comprehensive income) 176,718 (92,744) Total movement of net deferred tax (1) Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27). Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2024 amounted to $153,568 (at December 31, 2023 - $ 81,773). Deferred tax items are not expected to be realized within less than one year. Note 24.7. Effects of the distribution of dividends on the income tax There are no income tax consequences attached to the payment of dividends in either 2024 or 2023 by Exito Group to its shareholders. Note 24.8. Non - Current tax liabilities The $7,321 balance at December 31, 2024 (at December 31, 2023 - $8,091) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	As at December 31, 2024	2023
Collections on behalf of third parties (1)	59,029	123,023
Derivative financial instruments (2)	1,174	11,299
Derivative financial instruments designated as hedge instruments (3)	278	5,488
Total derivative instruments and collections on behalf of third parties	**60,481**	**139,810**

(1) Collections on behalf of third parties includes amounts received for services where Exito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers. Include $11,973 (December 31, 2023 - $26,515) with third parties (Note 10.6).

(2) As of December 31, 2024, it corresponds to the following transactions::

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $16.600 MEUR / $4.020	1,174

The detail of maturities of these instruments at December 31, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

As of December 31, 2023, it corresponds to the following transactions:

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $34.600 MEUR / $4.110	11,299

The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

(3) Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Amounts recognized in other comprehensive income	Amounts recognized in profit or loss	Fair value
Forward	Exchange rate	Trade accounts payable and other accounts payable – Purchase of assets (Note 22)	USD/COP	1 USD / $4,466.19	5.2MUSD	5,210	-	278

The detail of maturities of these hedge instruments at December 31, 2024 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	278	-	-	-	-	278

62

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Amounts recognized in other comprehensive income	Amounts recognized in profit or loss	Fair value
Forward	Exchange rate	Trade accounts payable and other accounts payable – Purchase of assets (Note 22)	USD/COP	1 USD / $4,204.54	15.5MUSD	(5,488)	-	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Éxito Group has documented the effectiveness testing of the hedge by assessing that:

- There is an economic relationship between the hedged item and the hedging instrument,
- The effect of credit risk does not predominate,
- The hedge ratio of the hedging relationship is the same as the ratio derived from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

Note 26. Other liabilities

The balance of other liabilities is shown below:

	As at December 31, 2024	2023
Deferred revenues (1)	179,448	208,126
Customer loyalty programs (1)	46,217	43,990
Advance payments under lease agreements and other projects (2)	3,689	4,604
Advance payments for fixed assets sold (3)	832	-
Instalments received under "plan resérvalo"	160	160
Repurchase coupon	100	239
Total other liabilities	**230,446**	**257,119**
Current	**230,068**	**254,766**
Non-current	**378**	**2,353**

(1) Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

Exito Group considers Customer Loyalty Programs and deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred Revenue	Customer loyalty programs
Balance at December 31, 2021	**154,265**	**56,165**
Additions	3,637,936	14,320
Revenue recognized	(3,577,850)	(14,964)
Effect of exchange difference from translation into presentation currency	(6,225)	(11,531)
Balance at December 31, 2023	**208,126**	**43,990**
Additions	8,651,525	13,302
Revenue recognized	(8,680,200)	(12,404)
Effect of exchange difference from translation into presentation currency	(3)	1,329
Balance at December 31, 2024	**179,448**	**46,217**

(2) The variation corresponds to the payment received from the sale of the López de Galarza building in Ibagué in November for $2,484.

(3) It corresponds to the advance payment for the sale of the La Colina land for $832.

63

Note 27. Shareholders' equity

Capital and premium on placement of shares

At December 31, 2024 and 2023, Almacenes Exito's authorized capital is represented by 1.590,000,000 common shares with a nominal value of $3.3333 Colombian pesos.

At December 31, 2024 and 2023 the number of subscribed shares is 1.344.720.453 and the number of treasury shares is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on Almacenes Exito's shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Exito.

Reserves

Reserves are appropriations made by Almacenes Éxito's S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

- Legal reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Bylaws of Almacenes Éxito S.A., corporations shall establish a legal reserve equivalent to at least 50% of the subscribed capital. To achieve this, 10% of the net profits of each fiscal year must be allocated to the legal reserve until this minimum percentage is reached. Once the 50% threshold is reached, it will be up to the General Shareholders' Meeting to decide whether to continue increasing the legal reserve. However, if the reserve decreases, it will be mandatory to allocate 10% of the net profits of each year until the reserve reaches the established limit again.
- Occasional reserve: Occasional reserve established by the General Shareholders' Meeting.
- Reserve for share repurchase: Occasional reserve established by the General Shareholders' Meeting for the purpose of repurchasing shares.
- Reserve for future dividend payments: Occasional reserve created by the General Shareholders' Meeting to ensure the distribution of future dividends to shareholders.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	As at December 31,					
	2024			2023		
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(17,531)	-	(17,531)	(16,433)	-	(16,433)
Remeasurement loss on defined benefit plans	(3,483)	1,544	(1,939)	(5,052)	1,844	(3,208)
Translation exchange differences	(2,324,746)	-	(2,324,745)	(2,323,383)	-	(2,323,383)
Gain from cash-flow hedge	12,150	1,423	13,573	8,757	2,610	11,367
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	**(2,352,587)**	**2,967**	**(2,349,619)**	**(2,355,088)**	**4,454**	**(2,350,634)**
Other comprehensive income of non - controlling interests			**(42,615)**			**(46,588)**
Other comprehensive income of the parent			**(2,307,004)**			**(2,304,046)**

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,	
	2024	2023
Retail sales (1) (Note 40)	20,864,329	20,226,311
Service revenue (2) (Note 40)	927,149	819,493
Other revenue (3) (Note 40)	89,031	76,283
Total revenue from contracts with customers	**21,880,509**	**21,122,087**

(1) Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

64

65 This amount includes the following items: Year ended December 31, 2023 2024 20,176,915 20,841,145 Retail sales, net of sales returns and rebates 49,396 23,184 Sale of real estate project inventories (a) 20,226,311 20,864,329 Total retail sales (a) As of December 31 , 2024 , it corresponds to the sale of 14 . 04 % of the Éxito Occidente real estate project for $ 2 , 850 , the sale of Montería Centro for $ 10 , 350 , the sale of López de Galarza for $ 2 , 484 , and the sale of La Colina for $ 7 , 500 . As of December 31 , 2023 , it corresponds to the sale of inventory from the Galería la 33 real estate project for $ 29 , 208 , the sale of the Carulla Calle 100 real estate project for $ 18 , 000 , and the sale of 20 . 43 % of the La Secreta property for $ 2 , 188 . (2) Revenues from services and rental income comprise: Year ended December 31, 2023 2024 317,828 345,019 Leases and real estate related income 86,598 128,636 Lease of physical space 99,224 92,272 Advertising 93,702 92,241 Distributors 33,867 71,083 Commissions (a) 52,613 59,933 Administration of real estate 40,973 48,428 Telephone 37,035 43,625 Transport 21,817 20,822 Banking services 9,096 7,748 Money transfers 26,740 17,342 Other 819,493 927,149 Total service revenue (a) The increase corresponds mainly to the payment received from Tuya S.A. for discounts granted on the use of the card, amounting to $39,403. (3) Other revenue relates to: Year ended December 31, 2023 2024 20,228 17,922 Marketing events 7,513 11,333 Collaboration agreements (a) 5,423 9,129 Asset utilizations 4,606 5,013 Financial Services 2,592 4,565 Real estate projects 3,783 3,836 Royalty revenue 3,777 1,772 Recovery of other liabilities 1,889 1,215 Use of parking spaces 79 72 Technical advisory 26,393 34,174 Other (b) 76,283 89,031 Total other revenue (a) Represents revenue from the following collaboration agreements which consist of contracts to carry out projects or activities: Year ended December 31, 2023 2024 4,010 5,645 Redeban S.A. 2,907 3,091 Éxito Media 481 1,343 Alianza Sura - 1,234 Autos Éxito 115 20 Moviired S.A.S. 7,513 11,333 Total collaboration agreement (b) Corresponds mainly to the reimbursement of insurance for claims amounting to $10,492.

Note 29. Distribution, administrative and selling expenses. The amount of distribution, administrative and selling expenses by nature is: Year ended December 31, 2023 2024 1,680,016 1,687,211 Employee benefits (Note 30) 554,771 595,003 Depreciation and amortization 355,937 406,374 Taxes other than income tax 263,180 273,340 Fuels and power 239,911 266,278 Repairs and maintenance 158,591 163,643 Advertising 156,798 159,461 Commissions on debit and credit cards 113,538 117,385 Security services 107,188 112,795 Services 87,412 89,918 Cleaning services 96,204 86,687 Professional fees 62,666 63,162 Leases 44,149 57,922 Transport 49,710 54,648 Administration of trade premises 57,611 52,659 Packaging and marking materials 43,767 50,959 Outsourced employees 51,947 46,196 Insurance 25,208 40,953 Credit loss expense (a) 16,394 13,588 Commissions 9,125 11,262 Other provision expenses 10,850 10,253 Cleaning and cafeteria 9,505 9,997 Other commissions 8,964 8,420 Legal expenses 6,529 7,798 Stationery, supplies and forms 17,139 7,725 Travel expenses 5,762 6,151 Legal expenses 4,529 3,979 Ground transportation 6,537 1,824 Seguros Éxito collaboration agreement - 1,753 Éxito Media collaboration agreement 817 - Autos Éxito collaboration agreement 238,238 275,789 Other 4,482,993 4,683,133 Total distribution, administrative and selling expenses 2,428,475 2,637,171 Distribution expenses 374,502 358,751 Administrative and selling expenses 1,680,016 1,687,211 Employee benefit expenses (a) This amount includes the following items: Year ended December 31 2023 2024 23,387 39,514 Allowance for expected credit losses (Note 8.1) 667 725 Hyperinflationary adjustments 1,154 714 Write - off of receivables 25,208 40,953 Total 66

67 Note 30. Employee benefit expenses The amount of employee benefit expenses incurred by each significant category is as follows: Year ended December 31, 2023 2024 1,396,589 1,393,206 Wages and salaries 47,820 50,010 Contributions to the social security system 59,418 57,471 Other short - term employee benefits 1,503,827 1,500,687 Total short - term employee benefit expenses 125,235 140,484 Post - employment benefit expenses, defined contribution plans 2,045 437 Post - employment benefit expenses, defined benefit plans 127,280 140,921 Total post - employment benefit expenses 13,349 14,425 Termination benefit expenses 35,399 31,333 Other personnel expenses 161 (155) Other long - term employee benefits 1,680,016 1,687,211 Total employee benefit expenses The cost of employee benefit include in cost of sales is shown in Note 11.2. Note 31. Other operating revenue (expenses) and other (losses) gain, net Other operating revenue Year ended December 31, 2023 2024 18,010 28,985 Recovery allowance for expected credit losses (Note 8.1) 27 16,945 Recovery employee liabilities 3,246 9,227 Recovery of provisions for legal proceedings 1,979 5,469 Other indemnification (1) 427 3,756 Recovery of other provisions 6,425 3,116 Insurance indemnification 2,179 2,052 Recovery of costs and expenses from taxes other than …income tax 1,265 1,685 Recovery of restructuring expenses 3,336 241 Recovery of provisions from taxes other than …income tax 36,894 71,476 Total other operating revenue (1) Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation home delivery sales. Other operating expenses Year ended December 31, 2024 2024 (30,451) (66,166) Restructuring expenses (1,594) (13,521) Other provisions (1) (75,388) (39,672) Other (2) (107,433) (119,359) Total other operating expenses (1) Corresponds to the store and shop closure plan. (2) Corresponds: Year ended December 31, 2023 2024 (22,719) (24,713) Tax on wealth (46,531) (12,952) Fees for the registration process in the New York and …Sao Paulo Stock Exchanges (7,747) (1,157) Fees for projects for the implementation of norms and laws 1,609 (850) Others (75,388) (39,672) Total others

Other net (losses) income

	Year ended December 31,	
	2024	2024
Gain from the early termination of lease contracts	3,022	3,544
Write-off of assets	856	1,187
Impairment loss on assets	(15,999)	(4,639)
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(13,745)	10,178
Total other net (losses) income	**(25,866)**	**10,270**

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,	
	2024	2023
Gain from foreign exchange differences	60,709	157,889
Interest income on cash and cash equivalents (Note 7)	30,799	45,852
Net monetary position results, effect of the statement of profit or loss (1)	28,234	29,456
Gain from liquidated derivative financial instruments	25,870	37,599
Gains from valuation of derivative financial instruments	14,769	71
Other financial income	7,955	13,223
Total financial income	**168,336**	**284,090**
Interest expense on loan and borrowings	(203,592)	(227,522)
Interest expense on lease liabilities	(148,087)	(126,169)
(Loss) from foreign exchange differences	(140,253)	(89,176)
Net monetary position expense, effect of the statement of financial position	(29,901)	(17,261)
Loss from liquidated derivative financial instruments	(22,868)	(73,643)
Factoring expenses	(21,810)	(114,577)
Commission expenses	(5,669)	(6,503)
Loss from fair value changes in derivative financial instruments	(1,174)	(33,808)
Other financial expenses	(6,328)	(9,721)
Total financial cost	**(579,682)**	**(698,380)**
Net financial result	**(411,346)**	**(414,290)**

(1) The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%
December 31, 2024	11,034.04	67.1%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding at the years ended December 31, 2024 and 2023.

The calculation of basic and diluted earnings per share for all years presented is as follows:

In profit for the years:

	Year ended December 31,	
	2024	2023
Net profit attributable to equity holders of the parent (basic)	**54,786**	**125,998**
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic earnings per share to equity holders of the parent (in Colombian pesos)	**42.21**	**97.08**

68

In continuing operations:

	Year ended December 31,	
	2024	2023
Net profit from continuing operations (Basic)	**237,243**	**308,174**
Less: net income from continuing operations attributable to non-controlling interests	182,457	182,176
Net profit from continuing operations attributable to the equity holders of the parent (basic)	**54,786**	**125,998**
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic earnings per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	**42.21**	**97.08**

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment on financial assets were identified at December 31, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 8).

Note 34.2. Non-financial assets

December 31, 2024

Exito Group has evolved in its operational management, adopting a comprehensive view of the retail business instead of analyzing each brand separately. Now, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in an accounting estimate. Management, aligned with the new controlling entity, has transitioned to performance reports based on business lines such as retail and real estate, rather than extensive segmentations by brand or store. Projections and metrics have also been simplified, focusing on profitability by country. As a result, the retail business will be consolidated into a single UGE that encompasses all brands.

The carrying amount of the cash-generating units is composed of the balances of goodwill, property, plant and equipment, investment properties, other intangible assets, and the equity value of subsidiaries domiciled abroad, along with the balances of goodwill.

For the purposes of the impairment test, goodwill acquired through business combinations, brands, and exploitation rights of commercial premises with indefinite useful lives were allocated to the cash-generating units of Colombia, Uruguay, and Argentina, which are also operating and actionable segments.

	Groups of cash-generating units (*)						
	Surtimax	Súper Ínter	Taeq	Colombia (1)	Uruguay	Argentina	Total
Goodwill (Note 17)	-	-	-	1,453,077	1,477,494	366,515	**3,297,086**
Trademarks with indefinite useful life (Note 16)	17,427	63,704	5,296	-	118,634	97,255	**302,316**
Rights with indefinite useful life (Note 16)	-	-	-	20,491	-	6,980	**27,471**

(*) The groups of cash-generating units are based on the segments indicated in Note 40

(1) The value of goodwill in Colombia (retail) includes the balances of Super Inter and Surtimax and store conversions of Éxito, Carulla, and Surtimayorista.

The Group conducted its annual impairment test by comparing the carrying value of net assets, including the value of goodwill and rights assigned to the cash-generating units, with their recoverable amount. The method used in the impairment test for the recoverable amount of goodwill and the cash-generating units domiciled in Colombia, Uruguay, and Argentina was the value in use, due to the difficulty of finding an active market that would allow for the determination of the fair value of these intangible assets.

For the case of the brands Super Inter, Surtimax, Taeq, Disco (Uruguay), and Libertad (Argentina), the recoverable amount was determined as the fair value less disposal costs, based on the discounted royalty savings cash flows.

Recoverable amount

	Cash-generating units (*)			Brands				
	Colombia	Uruguay	Argentina	Surtimax	Super Inter	Taeq	Disco	Libertad
Amount	6,563,215	5,644,904	1,181,652	30,171	64,432	23,461	238,911	96,208

(*) The cash-generating units are based on the segments indicated in Note 40.

69

70 The methodology for calculating the recoverable value for the cash - generating units, using the value in use approach, was based on income through discounted cash flows covering a period of five years, which were estimated according to projections made by management in trend analyses based on historical results, growth plans, strategic projects to increase sales, and optimization plans . The perpetuity growth rate used for the cash - generating units and for calculating the recoverable amount of the brands is 3 . 5 % for Colombia, 5 . 0 % for Uruguay, and 3 . 7 % for Argentina, corresponding to the long - term inflation expectation for each country, except for Argentina, which aligns with the long - term inflation estimate for the United States . For Grupo Éxito, this is a conservative approach that reflects the expected normal growth for the industry, assuming no other unexpected factors that could impact growth . The tax rate included in the projection of cash flows and royalty savings flows corresponds to the expected tax rate to be paid in the coming years . The rate included for the projection of the cash - generating units and brands for Colombia is 35 % for 2025 and beyond, the rates in effect in Colombia as of December 31 , 2024 . For the Argentina and Uruguay segments, the tax rate used was 25% . The expected cash flows for the goodwill were discounted at the weighted average cost of capital (WACC) ; for Colombia, using a market debt structure for the industry in which Grupo Éxito operates, it was 11 . 4% , and the same was used in determining the book value of the cash - generating unit for Uruguay at 11 % in nominal terms UYU after taxes, and for Argentina, it was 13 . 8 % in nominal terms USD after taxes . The royalty savings flows for the brands were discounted at the weighted average cost of capital (WACC) ; for Super Inter and Surtimax, it was 12 . 8% , for Taeq it was 12 . 4% , and the same was used in determining the recoverable amount for the Disco brand, which was 12 % in nominal terms UYU after taxes, and for the Libertad brand, it was 14 . 8 % in nominal terms USD after taxes . The disposal cost is an estimate of 0 . 5 % of the total value of the discounted royalty savings flows calculated on the brands . The variables with the greatest impact on the determination of the value in use of the cash - generating units are the discount rate and the perpetuity growth rate . The definitions of these two variables are as follows : (a) Perpetuity Growth Rate : The nominal perpetuity growth rates are the long - term inflation expectations for the country in question, meaning a real growth rate of zero . A decrease in real growth rates below zero is not considered reasonably possible, as it is expected that cash flows will increase at least in line with inflation and potentially above the overall price growth in the economy . (b) Discount Rate : The calculation of the discount rate is based on a market debt analysis for the Group ; a reasonable change would be if the discount rate were to increase, in which case, no impairment of value would occur for any of the cash - generating units . As a result of this test, no impairment in the book value of the cash - generating units and brands is recognized . The impairment of property, plant, and equipment, and right - of - use assets is the book value exceeding the recoverable amount ; in turn, the recoverable amount is the higher of value in use and fair value less costs to sell . The method used to calculate the recoverable amount was the income approach (value in use) due to its adequate approximation of the recoverable value of these assets . The impairment recorded during the period amounted to : Segment Value $ Asset Uruguay 9,647 Rights of use asset Uruguay 6,534 Property, plant and equipment On the other hand, during the year, a recovery in the value of property, plant, and equipment of the subsidiary in Uruguay was identified for an amount of $856. The impairment was properly accounted for with a charge to the period’s results. The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these assets. As a result of this test, no impairment is recognized in the carrying amount of the investment properties. Sensitivity Analysis A sensitivity analysis has been performed to assess the impact of reasonably possible changes in growth rates and discount rates used in the impairment test. Brands In particular, the effects of an increase and decrease of 0.5 percentage points in the long - term growth rate and a royalty increase of 0.25 percentage points, as well as an increase and decrease between 0.4 and 0.7 percentage points in the applied discount rate, were analyzed. The results of this analysis indicate that: An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate would lead to a reduction in the recoverable value of the Super Inter brand. The same effect would occur with an increase of 0.7 percentage points in the discount rate and a decrease of 0.5 percentage points in the growth rate for the Libertad brand, which could lead to impairment if the carrying amount exceeds the new recoverable value. Based on the results obtained, management considers that, under the scenarios analyzed, no significant impairment indicators are identified, except in the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets .

Cash-Generating Units

In particular, the effects of an increase and decrease of 0.5 percentage points in the long-term growth rate, as well as an increase and decrease between 0.4 and 0.7 percentage points in the discount rate applied, were analyzed.

The results of this analysis indicate that:

An increase of 0.7 percentage points in the discount rate and a decrease of 0.5 percentage points in the growth rate would result in a reduction in the recoverable value of Libertad in the Argentina segment, which could lead to impairment if the carrying amount exceeds the new recoverable value.

Based on the results obtained, management considers that, under the scenarios analyzed, no significant impairment indicators are identified, except in the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets.

December 31, 2023

The carrying amount of the groups of cash-generating units is made of goodwill, property, plant and equipment, investment properties, other intangible assets and the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and its goodwill acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units from Colombia, Uruguay y Argentina which are also operating and workable segments.

	Groups of cash-generating units						
	Surtimax	**Súper Ínter**	**Taeq**	**Colombia (1)**	**Uruguay**	**Argentina**	**Total**
Goodwill (Note 17)	-	-	-	1,453,077	1,441,256	186,289	**3,080,622**
Trademarks with indefinite useful life (Note 16)	17,427	63,704	5,296	-	115,020	49,432	**250,879**
Rights with indefinite useful life (Note 16)	-	-	-	20,491	-	2,894	**23,385**

(1) The value of goodwill in Colombia (retail trade) includes the balances of Super Inter and Surtimax, as well as the store conversions of Éxito, Carulla, and Surtimayorista.

The method used in the impairment test was the value in use due to the difficulty of finding an active market to establish the fair value of these intangible assets; similarly, for the groups of cash-generating units domiciled in Colombia and Uruguay, in the case of Argentina, the fair value less the disposal costs of its portfolio of commercial real estate was determined.

The value in use was estimated based on the expected cash flows as forecasted by management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.6% for Colombia and 5.4% for Uruguay corresponding to the long-term inflation expectation for each country. These dates suppose real growth rate of 0% for cash flows beyond the five-year period. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which it expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2024 onwards, which is the enacted rate in Colombia as at December 31, 2023.

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito Group operates, which was 13.2% for 2023, 10.7% for 2024, 9.7% for 2025, 9.0% for 2026, 8.1% for 2027 and 8.1% for 2028 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 9.2% for 2023, 10.1% for 2024, 10.7% for 2025, 9.8% for 2026, 9.5% for 2027 and 9.5% for 2028 onwards.

The budgeted average Ebitda growth rate for the next five years is 10.3% for Colombia, 7.6% for Uruguay, and 94.6% for Argentina.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a) Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b) Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Almacenes Éxito S.A.; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

71

72 Impairment of property, plant and equipment is the carrying amount that exceeds the recoverable amount ; in turn, the recoverable amount is the higher of value in use and fair value less costs of sell . Assets are grouped into stores, which generate independent cash flows . The method used to calculate the recoverable value was the income approach (value in use) due to its adequate approximation to the recoverable value of these . As a result of the test, there was an impairment in the value of the property, plant and equipment from Uruguayan subsidiary in the amount of $ 2 , 903 and in the right of use with the same subsidiary in the amount of $ 1 , 038 . Additionally, there was a reversal of impairment of value in the property of the Uruguayan subsidiary of $ 1 , 188 . The impairment was properly accounted for and charged to income for the period . The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these properties . As a result of the test, there was an impairment in the value of the Viva Palmas property in the amount of $ 698 . The impairment was properly accounted for and charged to income for the period . The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its retail estate portfolio . This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S . A . as of December 31 , 2023 , excluding non - monetary and intercompany items . The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3 % of the total amount of the property values . The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically) . A decrease of 45 % in the fair value less costs to sell would trigger an impairment charge . Except for the above, there is no impairment in the carrying value of the cash generating units . Note 35 . Fair value measurement Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values . December 31, 2023 December 31, 2024 Fair value Carrying amount Fair value Carrying amount Financial assets 11,085 12,629 9,618 10,107 Trade receivables and other accounts receivable at amortized cost 472 472 402 402 Investments in private equity funds - - 4,469 4,469 Forward contracts measured at fair value through income (Note 12) 2,378 2,378 - - Derivative swap contracts denominated as hedge instruments (Note 12) 578 578 - - Investment in bonds (Note 12) 13,288 13,288 13,302 13,302 Investment in bonds through other comprehensive income (Note 12) 10,676 10,676 1,437 1,437 Equity investments (Note 12) Non - financial assets 13,288 13,288 13,302 13,302 Investment property (Note 14) 10,676 10,676 1,437 1,437 Property, plant and equipment, and investment property held for sale (Note 41) Financial liabilities 824,054 823,863 1,906,048 1,907,673 Loans and borrowings (Note 20) 442,342 442,342 350,776 350,776 Put option (Note 20) 5,488 5,488 278 278 Forwards contracts denominated as hedge instruments (Note 25) 11,299 11,299 1,174 1,174 Forward contracts measured at fair value through income (Note 25) Non - financial liabilities 43,990 43,990 46,217 46,217 Customer loyalty liability (Note 26)

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets				
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.
Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A
Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price ("bid" and "ask").	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.
Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated
Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A
Investment property	Level 3	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a	Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Terminal capitalization rate (7,75% - 9,75%)

73

74 Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period. Realizable value This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market. Realizable - value method Level 2 Investment property Physical value of building and land. The valuation method consists in calculating the value of a brand - new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation. Replacement cost method Level 2 Investment property Realizable Value This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market. Realizable - value method Level 2 Non - current assets classified as held for trading

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities				
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.
Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price ("bid" and "ask").	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.
Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)
Customer loyalty liability (refer to footnote 26)	Level 3	Market value	The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.	Number of points redeemed, expired and issued. Point value. Expected redemption rate.
Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI
Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.
Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2024 and 2023. US Dollar-Uruguayan peso exchange rate on the date of valuation US Dollar-Colombian peso exchange rate on the date of valuation Total shares Supermercados Disco del Uruguay S.A.

75

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Material non-observable input data and a valuation sensitivity analysis on the valuation of the "put option contract" refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2024.	$188,763	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco Uruguay S.A., or (iii) a multiple of the net income of Grupo Disco Uruguay S.A. On December 31 2024, the value of the put option is recognized based on Times Average Net Result. Grupo Disco Uruguay S.A.'s Ebitda should increase by approx. 28.45% to arrive at a value greater than the recognized value. The Fixed contract price should increase by approx. 2.38% to reach a value greater than the recognized value. An exchange rate appreciation of 15% would increase the value of the put option by $52,616.
	Ebitda of Supermercados Disco del Uruguay S.A., consolidated Over 12 months	$274,511	
	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	($189,837)	
	Fixed contract price	$350,776	
	US Dollar-Uruguayan peso exchange rate on the date of valuation	$43.67	
	US Dollar-Colombian peso exchange rate on the date of valuation	$4,409.15	
	Total shares Supermercados Disco del Uruguay S.A.	232,710,093	

76

77 Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions. There were no transfers between level 1 and level 2 hierarchies during the period ended December 31, 2024. Note 36. Contingencies Contingent assets Éxito Grupo has not material contingent assets to disclose at December 31, 2024 and at December 31, 2023. Contingent liabilities Contingent liabilities at December 31, 2024 and at December 31, 2023 are: (a) The following processes are being carried out with the aim of preventing Grupo Éxito from paying the amounts claimed by the plaintiff: - Administrative discussion with the DIAN (National Customs Directorate of Colombia) for $ 42 , 210 (December 31 , 2023 - $ 40 , 780 ) related to the notification of special request 112382018000126 from September 17 , 2018 , in which it was proposed to modify the 2015 income tax return . In September 2021 , Almacenes Éxito S . A . received a new notification from the DIAN confirming its proposal . However, external advisors consider the process a contingent liability . - Nullification of Resolution No. 2024008001 of August 5, 2024, which imposes a penalty for failure to declare the annual ICA tax for 2020 to 2022; the declarations were filed bimonthly, and Resolution No. 0034 of November 8, 2024, for $4,175 (December 31, 2023 - $ - ). - Nullification of the Official Review Liquidation GGI - FI - LR - 50716 - 22 of November 22 , 2022 , through which the District of Barranquilla modifies the 2019 industry and commerce tax return, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI - DT - RS - 282 - 2023 of October 27 , 2023 , resolving the reconsideration request, for $ 3 , 790 (December 31 , 2023 - $ - ) . - Nullification of Official Review Liquidation GGI - FI - LR - 50712 - 22 of November 2 , 2022 , through which the 2018 industry and commerce tax return is modified, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI . DT - RS - 282 - 2023 of October 27 , 2023 , resolving the reconsideration request, for $ 3 , 291 (December 31 , 2023 - $ - ) . - Nullification of the sanction resolution of September 2020, which ordered the reimbursement of the balance in favor calculated in the income tax for the taxable period 2015, for $2,734 (December 31, 2023 - $2,211). - Nullification of Official Review Liquidation GGI - FI - LR - 50720 - 22 of December 6 , 2022 , through which the 2020 industry and commerce tax return is modified, establishing a higher tax amount and an inaccuracy penalty, and the nullification of Resolution GGI - DT - RS - 329 - 2023 of December 4 , 2023 , resolving the reconsideration request, for $ 2 , 664 (December 31 , 2023 - $ - ) . - Nullification of Official Aforo Liquidation 00019 - TS - 0019 - 2021 of February 24 , 2021 , through which the Atlantic Department liquidates the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019 , and the nullification of Resolution 5 - 3041 - TS 0019 - 2021 of November 10 , 2021 , resolving the reconsideration request, for $ 1 , 226 (December 31 , 2023 - $ 1 , 226 ) . (b) Guarantees: - Almacenes Éxito S.A. granted a bank guarantee valid from June 20, 2024, to June 20, 2025, to the third party PriceSmart Colombia S.A.S., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $4,000. - Almacenes Éxito S.A. granted its subsidiary Almacenes Éxito Inversiones S.A.S. a guarantee to cover potential defaults on its obligations. As of December 31, 2024, the value amounts to $3,967 (December 31, 2023: $3,967). - Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Taiwan Melamine Products Industrial CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $146. - Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Jia Wei Lifestyle, INC. 14f 4, no. 296, Sec. 4, Xinyi Rd, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $126. - Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Duy Thanh Art Export CO., LTD (artex d and t). RD, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $110. - Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Dandon Everlight Candle Industry CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $94. Almacenes Éxito S.A. granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Minhou Xingcheng Arts and Crafts CO., LTD for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $61. - The subsidiary Éxito Viajes y Turismo S.A.S. granted a guarantee in favor of JetSmart Airlines S.A.S. for $400 to ensure the fulfillment of payments associated with the airline ticket sales agreement (December 31, 2023: $ - ).

78 - The subsidiary Éxito Viajes y Turismo S . A . S . has a consumer protection action, which is being defended under the provisions of Article 4 of Decree 557 of the Ministry of Commerce, Industry, and Tourism, with scope from the state of emergency declared on March 12 , 2020 , for $ 1 , 208 corresponding to 269 processes . - Almacenes Éxito S . A . granted its subsidiary Transacciones Energéticas S . A . S . E . S . P . a financial guarantee for $ - (December 31 , 2023 : $ 3 , 000 ) to cover potential defaults on its obligations for charges related to the use of local distribution systems and regional transmission before the market and the agents where the service is provided . - The subsidiary Transacciones Energéticas S . A . S . E . S . P . granted guarantees to the following third parties with the aim of covering the payment of charges for the use of the regional transmission system and local energy distribution system : Value $ Company 1,214 Enel Colombia S.A. E.S.P. 602 XM Compañía de Expertos en Mercados S.A. E.S.P. 501 Empresas Públicas de Medellin E.S.P. 241 Emcali S.A. E.S.P. 119 Central hidroelétrica de Caldas S.A. E.S.P. 116 Caribemar de la Costa S.A.S. E.S.P. 96 Empresa de energía del Quindio S.A. E.S.P. 71 AIR - E S.A. E.S.P. 40 Empresa de Energía de Pereira S.A. E.S.P. 34 Eletrificadora del Caquetá S.A. E.S.P. 31 Celsia Colombia S.A. E.S.P. 30 Empresa de energía de Boyacá S.A. E.S.P. 26 Electrificadora del Meta S.A. E.S.P. 23 Centrales elétricas del norte de Santander S.A E.S.P. 17 Electrificadora de Santander S.A. E.S.P. 4 Centrales eléctricas de Nariño S.A. E.S.P. - As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 some subsidiaries and Almacenes Éxito S . A . , as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties . Below a detail of guarantees granted : Insurance company Description and detail of the guarantee Type of guarantee Seguros Generales Suramericana S.A. Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla Unlimited promissory note Seguros Generales Suramericana S.A. Compliance bond granted by Éxito Industrias S.A.S. Unlimited promissory note Berkley International Seguros Colombia S.A. Compliance bond granted by Éxito Viajes y Turismo S.A. Unlimited promissory note Seguros Generales Suramericana S.A. Compliance bond granted by Éxito Viajes y Turismo S.A. Unlimited promissory note Seguros Generales Suramericana S.A. Compliance bond granted by Transacciones Energéticas S.A.S. E.S.P. Unlimited promissory note Seguros Generales Suramericana S.A. Compliance bond granted by Logística, Transporte y Servicios Asociados S.A.S. Unlimited promissory note These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements. Note 37. Dividends declared and paid. Almacenes Éxito S.A.'s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $65,502. Dividends declared and paid to the owners of non - controlling interests in subsidiaries during the year ended December 31, 2024 are as follows: Dividends paid Dividends declared 144,979 121,977 Patrimonio Autónomo Viva Malls 22,246 22,506 Grupo Disco Uruguay S.A. 11,817 11,739 Patrimonio Autónomo Viva Villavicencio 6,636 6,327 Patrimonio Autónomo Centro Comercial 4,075 4,075 Éxito Viajes y Turismo S.A.S. 3,066 3,092 Patrimonio Autónomo Centro Comercial Viva Barranquilla 2,980 3,003 Patrimonio Autónomo Viva Laureles 1,578 1,388 Patrimonio Autónomo Viva Sincelejo 1,136 1,136 Éxito Industrias S.A.S. 413 818 Patrimonio Autónomo San Pedro Etapa I 949 811 Patrimonio Autónomo Viva Palmas 199,875 176,872 Total

Almacenes Éxito S.A.'s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2024 the amount paid was $217,293.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2023 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	104,623	81,621
Grupo Disco Uruguay S.A.	27,544	31,108
Patrimonio Autónomo Viva Villavicencio	10,131	9,334
Patrimonio Autónomo Centro Comercial	4,906	4,827
Patrimonio Autónomo Centro Comercial Viva Barranquilla	2,830	2,684
Patrimonio Autónomo Viva Laureles	2,687	2,611
Éxito Viajes y Turismo S.A.S.	2,517	2,517
Patrimonio Autónomo San Pedro Etapa I	1,796	1,837
Patrimonio Autónomo Viva Sincelejo	1,476	2,081
Patrimonio Autónomo Viva Palmas	768	1,115
Total	**159,278**	**139,735**

Note 38. Seasonality of transactions

The operating and cash flow cycles of Grupo Éxito show some seasonality in both operational and financial results, as well as in the financial indicators related to liquidity and working capital, with certain concentration during the first and last quarters of each year, mainly due to the Christmas and holiday bonus season and the "Días de Precios Especiales" event, which is the second most important promotional event of the year. Management monitors these indicators to ensure that risks do not materialize, and for those that could, action plans are implemented in a timely manner. Additionally, the same indicators are monitored to ensure they remain within industry standards.

Note 39. Financial risk management policy

At December 31, 2024 and 2023 Éxito Group's financial instruments were comprised of:

	As at December 31, 2024	2023
Financial assets		
Cash and cash equivalents (Note 7)	1,345,710	1,508,205
Trade receivables and other receivables (Note 8)	670,158	717,269
Accounts receivables from related parties (Note 10) (3)	37,664	52,145
Financial assets (Note 12)	19,666	27,466
Total financial assets	**2,073,198**	**2,305,085**
Financial liabilities		
Trade payables and other accounts payable (Note 23)	4,430,674	5,286,126
Loans and borrowings (Note 20)	2,258,449	1,266,205
Lease liabilities (Note 15)	1,984,244	1,567,959
Derivative instruments and collections on behalf of third parties (Note 25)	60,481	139,810
Accounts payable to related parties (Note 10) (4)	43,757	55,617
Total financial liabilities	**8,777,605**	**8,315,717**
Net (liability) exposure	**(6,704,407)**	**(6,010,632)**

(1) Transactions with related parties refer to transactions between Éxito Group. and its associates, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

The financial health of the entity throughout the year is not solely represented by the working capital indicator, as this indicator reflects the seasonality inherent to the business. Therefore, it is evaluated together with financial indicators (current ratio, operating profitability, among others), corporate and industry KPIs that reflect both inventory cycle efficiency, debt level stability, and covenant compliance, as well as the stabilized sales performance and systematic control of expenses.

Capital risk management

Éxito Group manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, Éxito Group may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of Éxito Group's financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing Éxito Group's operations and maintaining proper levels of working capital and net financial debt.

79

80 The most significant of Éxito Group's financial assets include loans, trade debtors and other accounts receivable, cash and short - term placements directly resulting from day - to - day transactions . The Éxito Group also has other investments classified as financial assets measured at fair value, which, according to the business model, have effects in income for the period or in other comprehensive income . Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets . The Éxito Group is exposed to market, credit and liquidity risks . Éxito Group management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose . Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure . Pursuant to Éxito Group's corporate policies, no transactions with derivative instruments may be carried out solely for speculation . Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses . The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below : a. Credit risk A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss . Éxito Group is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments . Cash and cash equivalents The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose . Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions . On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings . Management monitors the liquidity of the group (which includes unused credit lines) and cash and cash equivalents (note 7 ) based on expected cash flows . This is generally carried out both locally and internationally within the group’s operating companies, in accordance with practices and limits established by the group . These limits vary by location to account for the liquidity of the market in which the Group operates . Additionally, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets required to meet them, monitoring liquidity ratios on the statement of financial position in relation to internal and external regulatory requirements, and maintaining debt financing plans . As at December 31, 2023 2024 Rating 626,259 340,101 BB+ 41,574 17,144 BB - 809,535 795,812 N/A (*) 1,477,368 1,153,057 Total cash at banks and on hand (*) N/A: No available. Trade receivables and other receivables The credit risk associated with trade receivables is low given that most of Éxito Group’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce Éxito Group's exposure to risk . In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party . There are no trade receivables that individually are equivalent to or exceed 5 % of accounts receivable or sales, respectively . Additionally, the turnover of these accounts receivable does not exceed 30 days . Collaterals Grupo Éxito does not provide guarantees, sureties, or letters of credit, issue complete or blank securities, or create any lien or contingent right in favor of third parties . Exceptionally Grupo Éxito may establish liens considering the relevance of the business, the amount of the contingent obligation, and the benefit . Additionally, there are some promissory notes that are part of the ordinary course of business operations with banks and treasury . At December 31 , 2024 , Almacenes Éxito S . A . acted as guarantor for its subsidiary Almacenes Éxito Inversiones S . A . S . for $ 3 , 967 to cover potential defaults on its obligations, acts as a joint debtor of the subsidiary Patrimonio Autónomo Centro Comercial Viva Barranquilla at the request of some insurance companies and as a requirement for the issuance of performance bonds, and also granted bank guarantees in favor of third parties to cover the payment of merchandise purchases for $ 535 . Éxito Viajes y Turismo S . A . S . granted a guarantee in favor of JetSmart Airlines S . A . S . for $ 400 . The subsidiaries Exito Industrias S . A . S . and Éxito Viajes y Turismo S . A . S . provided guarantees to insurance companies and as a requirement for the issuance of performance bonds . The subsidiary Transacciones Energéticas S . A . S . E . S . P . granted guarantees to third parties for $ 6 , 135 to secure the payment of charges for the use of the regional transmission system and local energy distribution system . b. Market risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on Éxito Group's revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability.

Interest rate risk

Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates. Éxito Group's exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of Éxito Group.

Although a portion of the company's financial obligations is indexed to variable market rates, 46% of the financial obligations were agreed upon with fixed-rate terms. Additionally, the company analyzes and conducts financial swap transactions through interest rate derivatives with pre-approved financial entities, in which it agrees to exchange, at specific intervals, the difference between fixed and variable interest rate amounts calculated on an agreed nominal principal amount. This converts variable rates into fixed rates, making cash flows determinable.

Currency risk

Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates. Éxito Group's exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities and with Éxito Group's operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with Éxito Group's net investments abroad.

Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, Éxito Group's policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, Éxito Group's policy is not to carry out transactions for speculation.

At December 31, 2024 and 2023, Éxito Group had hedged almost 100% of their purchases and liabilities in foreign currency.

c. Liquidity risk

Liquidity risk is the risk that Éxito Group faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets. Éxito Group's approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk.

Éxito Group manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions.

Éxito Group maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2024 approximately 92% of Éxito Group's debt will mature in less than one year (December 31, 2023 - 71%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Éxito Group's liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date, December 31 2024. Access to financing sources is sufficiently secured.

The following table shows a profile of maturities of Éxito Group's financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2024	**Less than 1 year**	**From 1 to 5 years**	**More than 5 years**	**Total**
Lease liabilities	406,060	1,017,860	1,087,914	2,511,834
Other relevant contractual liabilities	1,655,488	303,007	8,974	1,967,469
Total	**2,061,548**	**1,320,867**	**1,096,888**	**4,479,303**

At December 31, 2023	**Less than 1 year**	**From 1 to 5 years**	**More than 5 years**	**Total**
Lease liabilities	378,806	938,113	766,452	2,083,371
Other relevant contractual liabilities	619,150	303,912	29,137	952,199
Total	**997,956**	**1,242,025**	**795,589**	**3,035,570**

Sensitivity analysis for 2024 balances

Éxito Group assessed the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

- Scenario I: Latest interest rates known at the end of 2024.
- Scenario II: An increase of 0.896% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.
- Scenario III: A decrease of 0.896% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

81

82 The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows: Market forecast Balance at December 31, 2024 Risk Operations Scenario III Scenario II Scenario I 1,887,024 1,892,999 1,890,011 1,907,673 Changes in interest rates Borrowings d. Derivative financial instruments Éxito Group uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt . As of December 31 , 2024 , the reference value of these contracts amounted to $ - (December 31 , 2023 - $ 120 , 916 million) (interest rate swaps), USD 47 . 07 million and EUR 4 . 92 million (December 31 , 2023 - USD 34 . 6 million and EUR 4 . 11 million) (forwards), USD 5 . 2 million (December 31 , 2023 - USD 15 . 5 million) (forwards) . These transactions are usually contracted under the same terms for amounts, duration, and transaction costs, and preferably with the same financial entities, always observing the limits and policies of Grupo Éxito . Éxito Group has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies . e. Fair value of derivative financial instruments The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in each country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries . Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves . A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions . f. Insurance policies At December 31 , 2024 , the parent company and its colombian subsidiaries have acquired the following insurance policies to mitigate the risks associated with the entire operation : Coverage Coverage limits Insurance lines of coverage Losses or sudden and unforeseen damage and incidental damage sustained by covered property, directly arising from any event not expressly excluded. Covers buildings, furniture and fixtures, machinery and equipment, goods, electronic equipment, facility improvements, loss of profits and other property of the insured party. In accordance with replacement and reconstruction amounts, with a maximum limit of liability for each policy . All risk, damages and loss of profits Property and goods owned by the insured that are in transit, including those on which it has an insurable interest. In accordance with the statement of transported values and a maximum limit per dispatch . Differential limits and sub - limits apply by coverage . Transport of goods and money Covers damages caused to third parties during the operation. Differential limits and sublimits per coverage apply. Extracontractual civil liability Covers claims against directors and officers arising from error or omission while in office. Differential limits and sub - limits apply by coverage. Director's and officers' third party liability insurance Loss of money or securities in premises or in transit. Willful misconduct of employees that result in financial loss. Differential limits and sub - limits apply by coverage. Deception and financial risks Death and total and permanent disability arising from natural or accidental events. The insured amount relates to the number of wages defined by the Company. Group life insurance and personal accident insurance Third party liability. Total and partial loss - Damages. Total and partial loss - Theft Earthquake Other coverages as described in the policy. There is a defined ceiling per each coverage Vehicles

Insurance lines of coverage	Coverage limits	Coverage
Cyber risk	Differential limits and sub-limits apply by coverage.	Direct losses arising from malicious access to the network and indirect losses from third party liability whose personal data have been affected by an event covered by the policy.

Note 40. Operating segments

Exito Group's three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

- Revenues and services from commercial activity in Colombia, with stores under the banners Éxito, Carulla, Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

- Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

- Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Retail sales by each of the segments are as follows:

	Year ended December 31,	
Operating segment	**2024**	**2023 (a)**
Colombia	15,350,761	15,018,909
Argentina	1,479,800	1,014,898
Uruguay	4,034,404	4,193,328
Total sales	**20,864,965**	**20,227,135**
Eliminations	(636)	(824)
Total consolidated sales	**20,864,329**	**20,226,311**

Below is additional information by operating segment:

	For the year ended December 31, 2024					
	Colombia	**Argentina (1)**	**Uruguay (1)**	**Total**	**Eliminations (2)**	**Total**
Retail sales	15,350,761	1,479,800	4,034,404	20,864,965	(636)	20,864,329
Service revenue	831,075	65,348	30,726	927,149	-	927,149
Other revenue	74,499	3	14,529	89,031	-	89,031
Gross profit	3,598,690	459,377	1,474,941	5,533,008	-	5,533,008
Operating profit	519,325	(74,505)	331,306	776,126	-	776,126
Depreciation and amortization	573,796	34,546	97,061	705,403	-	705,403
Net finance expenses	(361,024)	(2,431)	(47,891)	(411,346)	-	(411,346)
Profit before income tax from continuing operations	86,429	(76,936)	283,415	292,908	-	292,908
Income tax	4,177	12,261	(72,103)	(55,665)	-	(55,665)

	For the year ended December 31, 2023					
	Colombia	**Argentina (1)**	**Uruguay (1)**	**Total**	**Eliminations (2)**	**Total**
Retail sales	15,018,909	1,014,898	4,193,328	20,227,135	(824)	20,226,311
Service revenue	753,071	37,893	28,529	819,493	-	819,493
Other revenue	63,014	15	13,485	76,514	(231)	76,283
Gross profit	3,558,757	360,632	1,506,654	5,426,043	-	5,426,043
Operating profit	512,588	28,918	341,275	882,781	-	882,781
Depreciation and amortization	556,669	19,301	84,175	660,145	-	660,145
Net finance expenses	(386,112)	(15,835)	(12,343)	(414,290)	-	(414,290)
Profit before income tax from continuing operations	12,057	13,083	328,932	354,072	-	354,072
Income tax	31,134	(11,905)	(65,127)	(45,898)	-	(45,898)

(1) Non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2) Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

83

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed. Note 41. Assets held for sale Assets held for sale Exito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Exito Group . Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale . The balance of assets held for sale, included in the statement of financial position, is shown below: As at December 31, 2023 2024 9,768 2,645 Property, plant, and equipment (1) 2,645 - Investment property (2) 12,413 2,645 Total 84 (1) It corresponds to La Secreta lot negotiated with the buyer during 2019 . At December 31 , 2024 , 59 . 12 % of the payment for the property has been delivered and received . The remainder of the asset will be delivered in conjunction with the asset payments to be received in 2025 . The deed of contribution to the trust was signed on December 1 , 2020 , and registered on December 30 , 2020 . (2) At December 31, 2023 corresponds to the Local Paraná of the Argentinian subsidiary. No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets. Note 42. Subsequent Events Discontinuation of the BDR program (forward - looking statements) On February 14 , 2025 , the Company informed the market and the holders of Level II sponsored American Depositary Receipts (ADRs), backed by issued shares ("BDRs"), that the Board of Directors has approved the discontinuation of the BDR program . This decision aligns with the decision to terminate its American Depositary Receipt program in the United States, aiming to concentrate the liquidity of its securities in Colombia and maximize returns for its shareholders . The Company will take the necessary actions to proceed with the cancellation of its registration as a foreign issuer .

1 Almacenes Éxito S.A. Separate financial statements As of Decembre 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023

Almacenes Éxito S.A. Separate statement of financial position At December 31, 2024 and at December 31, 2023 (Amounts expressed in millions of Colombian pesos) December 31, Notes 2023 2024 Current assets 980,624 856,675 6 Cash and cash equivalents 436,942 314,528 7 Trade receivables and other receivables 20,505 13,694 8 Prepayments 82,266 53,633 9 Related parties 1,993,987 2,230,260 10 Inventories, net 2,378 4,469 11 Financial assets 496,180 495,669 23 Tax assets 2,645 2,645 40 Assets held for sale 4,015,527 3,971,573 Total current assets Non - current assets 16,376 13,867 7 Trade receivables and other receivables 3,245 9,622 8 Prepayments 52,770 - 9 Receivables with related parties and other non - financial assets 11,148 1,839 11 Financial assets 130,660 176,378 23 Deferred tax assets 1,993,592 1,861,804 12 Property, plant and equipment, net 65,328 64,177 13 Investment property, net 1,556,851 1,525,968 14 Rights of use asset, net 190,346 171,861 15 Other intangible, net 1,453,077 1,453,077 16 Goodwill 4,091,366 4,653,658 17 Investments accounted for using the equity method 398 398 Other assets 9,565,157 9,932,649 Total non - current assets 13,580,684 13,904,222 Total assets Current liabilities 578,706 13,867 19 Loans and borrowings 2,992 9,622 20 Employee benefits 16,406 - 21 Provisions 209,607 1,839 9 Payable to related parties 4,144,324 176,378 22 Trade payables and other payable 290,080 1,861,804 14 Lease liabilities 100,449 64,177 23 Tax liabilities 149,563 1,525,968 24 Derivative instruments and collections on behalf of third parties 200,604 171,861 25 Other liabilities 5,692,731 1,453,077 Total current liabilities Non - current liabilities 236,812 128,672 19 Loans and borrowings 18,202 16,186 20 Employee benefits 11,499 13,843 21 Provisions 37,348 22,195 22 Trade payables and other payable 1,481,062 1,443,071 14 Lease liabilities 2,353 378 25 Other liabilities 1,787,276 1,624,345 Total non - current liabilities 7,480,007 7,215,710 Total liabilities Equity 4,482 4,482 26 Issued share capital 1,431,125 1,491,467 26 Reserves 4,665,070 5,192,563 Other equity components 6,100,677 6,688,512 Total equity 13,580,684 13,904,222 Total liabilities and equity 2 The accompanying notes are an integral part of the separate financial statements.

3 Almacenes Éxito S.A. Separate statement of profit or loss For the years ended December 31, 2024 and 2023 (Amounts expressed in millions of Colombian pesos) Year ended December 31, 2023 2024 Notes Continuing operations 15,455,008 15,840,247 27 Revenue from contracts with customers (12,235,705) (12,636,170) 10 Cost of sales 3,219,303 3,204,077 Gross profit (2,904,841) (2,913,067) 28, 29 Distribution, administrative and selling expenses 29,844 47,715 30 Other operating revenue (83,024) (82,878) 30 Other operating expenses (6,105) (13,560) 30 Other (losses), net 255,177 242,287 Operating profit 197,722 81,767 31 Financial income (626,494) (491,660) 31 Financial cost 247,331 189,726 32 Share of profit in subsidiaries and joint ventures 73,736 22,120 Profit before income tax from continuing operations 52,262 32,666 23 Income tax gain 125,998 54,786 Profit for the year Earnings per share (*) Basic earnings per share (*): 97.08 42.21 33 Basic gain earnings per share from continuing operations (*) Amounts expressed in Colombian pesos. The accompanying notes are an integral part of the separate financial statements.

4 Almacenes Éxito S.A. Separate statement of other comprehensive income For the years ended December 31, 2024 and 2023 (Amounts expressed in millions of Colombian pesos) Year ended December 31, 2023 2024 Notes 125,998 54,786 Profit for the year Other comprehensive income Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes (2,864) 1,103 26 Gain (loss) from new measurements of defined benefit plans (134) (842) 26 (Loss) from financial instruments designated at fair value (2,998) 261 Total other comprehensive income that will not be reclassified to period results, net of taxes Components of other comprehensive income that may be reclassified to profit and loss, net of taxes (1,337,103) (5,425) 26 (Loss) from translation exchange differences (1) 2,957 2,206 26 Gain from cash flow hedge (1,334,146) (3,219) Total other comprehensive income that may be reclassified to profit or loss, net of taxes (1,337,144) (2,958) Total other comprehensive income (1,211,146) 51,828 Total comprehensive income Earnings per share: Basic earnings per share (*): (933.18) 39.93 33 Basic profit (loss) per share from continuing operations (*) Amounts expressed in Colombian pesos. (1) Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency. The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.
Separate statement of changes in equity
At December 31, 2024 and 2023
(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total shareholders' equity
	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26			
Balance at December 31, 2022	**4,482**	**4,843,466**	**(319,490)**	7,857	630,346	418,442	155,412	329,529	**1,541,586**	**(966,902)**	**515,564**	**1,520,282**	**7,138,988**
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)
Net income	-	-	-	-	-	-	-	-	-	-	125,998	-	125,998
Other comprehensive income	-	-	-	-	-	-	-	-	-	(1,449,720)	-	-	(1,449,720)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(65,690)	(65,690)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	411,539	411,539
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	112,576	-	53,308	165,884
Other net decrease (increase) in shareholders' equity	-	-	-	-	(2,108)	-	-	9,967	7,859	-	(8,157)	(8,632)	(8,930)
Balance at December 31, 2023	**4,482**	**4,843,466**	**(319,490)**	7,857	509,918	418,442	155,412	339,496	**1,431,125**	**(2,304,046)**	**534,333**	**1,910,807**	**6,100,677**
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)
Net income	-	-	-	-	-	-	-	-	-	-	54,786	-	54,786
Other comprehensive income	-	-	-	-	-	-	-	-	-	11,228	-	-	11,228
Appropriation to reserves	-	-	-	-	141,707	-	-	(15,709)	125,998	-	(125,998)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(82,294)	(82,294)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	648,542	648,542
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	(14,186)	-	34,325	20,139
Other net (decrease) in shareholders' equity	-	-	-	-	-	-	-	(127)	(127)	-	1,090	-	963
Balance at December 31, 2024	**4,482**	**4,843,466**	**(319,490)**	**7,857**	**586,096**	**418,442**	**155,412**	**323,660**	**1,491,467**	**(2,307,004)**	**464,211**	**2,511,380**	**6,688,512**

The accompanying notes are an integral part of the separate financial statements.

5

6 Almacenes Éxito S.A. Separate statement of cash flows For the years ended December 31, 2024 and 2023 (Amounts expressed in millions of Colombian pesos) Year ended December 31, 2023 (1) 2024 Notes Operating activities 125,998 54,786 Profit for the year Adjustments to reconcile profit for the year 9,640 14,556 23 Current income tax (61,902) (47,222) 23 Deferred tax 345,280 354,233 31 Interest, loans and lease expenses (87,241) 20,502 Losses due to difference in unrealized exchange (1) 33,737 (13,595) 31 Loss (gain) from changes in fair value of derivative financial instruments 2,140 5,622 7.1 Allowance for expected credit losses, net 7,978 10,324 10.1 Losses on inventory obsolescence and damages, net 2,579 2,211 20 Employee benefit provisions 33,942 71,009 21 Provisions and reversals 512,540 528,550 12; 13; 14 Depreciation of property, plant and equipment, investment property and right of use asset 25,155 28,416 15 Amortization of intangible assets (247,331) (189,726) 32 Share of profit in joint ventures accounted for using the equity method 7,106 13,674 Loss from the disposal of non - current assets (13,566) (2,673) 31 Interest income 696,055 850,667 Operating income before changes in working capital 74,455 120,532 Decrease in trade receivables and other accounts receivable (3,349) 434 Decrease (increase) in prepayments (511) 10,905 Decrease (increase) in receivables from related parties 118,801 (239,541) (Increase) decrease in inventories (8,103) (6,481) (Increase) in tax assets (2,896) (2,971) Decrease in employee benefits (40,218) (51,674) 21 Payments of provisions (37,115) (1,006,581) (Decrease) in trade payables and other accounts payable (15,166) (95,092) (Decrease) in accounts payable to related parties 7,603 8,219 Increase in tax liabilities 41,355 (30,641) (Decrease) increase in other liabilities 4,639 6,673 Income tax, net 835,550 (435,551) Net cash flows provided by operating activities Investing activities (180,725) 64,993 Advances to subsidiaries and joint ventures (268,658) (155,055) 12.1 Acquisition of property, plant and equipment (25,636) (10,313) 15 Acquisition of intangible assets (1,820) - Acquisition of other assets 767 2,152 Proceeds of the sale of property, plant and equipment 154,142 230,097 Dividends received (321,930) 131,874 Net cash flows used in investing activities Financing activities 27 - Cash flows provided by changes in interests in subsidiaries that do not result in loss of control (46) 70 Proceeds paid (received) from financial assets 14,734 27,445 Payments received from collections on behalf of third parties 1,125,000 1,397,515 19 Proceeds from loans and borrowings (1,099,526) (549,526) 19 Repayment of loans and borrowings (214,138) (187,698) 19 Payments of interest of loans and borrowings (276,413) (297,259) 14.2 Lease liabilities paid (129,305) (147,990) 14.2 Interest on lease liabilities paid (217,293) (65,502) 37 Dividends paid 13,566 2,673 31 Interest received (783,394) 179,728 Net cash flows used in financing activities (269,774) (123,949) Net decrease in cash and cash equivalents 1,250,398 980,624 6 Cash and cash equivalents at the beginning of year 980,624 856,675 6 Cash and cash equivalents at the end of year The accompanying notes are an integral part of the separate financial statements. (1) Some figures in the December 2023 financial statements were reclassified for comparative purposes. In application of the definitions established in IAS 8 - Materiality and relative importance, the Company's Management considered that they do not influence the economic decisions taken by users on the financial statements issued in 2024.

7 Note 1 . General information Almacenes Éxito S . A . , (hereinafter the Company) was incorporated pursuant to Colombian laws on March 24 , 1950 ; its headquarter is located Carrera 48 No . 32 B Sur - 139 , Envigado, Colombia . The life span of the Company goes to December 31 , 2150 . The Company is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia ; is a foreign issuer with the Brazilian Securities and Exchange Commission (CVM) and is a foreign issuer with the U . S the Securities and Exchange Commission (SEC) . Separate financial statements for the year ended December 31 , were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on February 26, 2025. The Company  s corporate purpose is to : - Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online. - Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade. - - Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services . - Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments . Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects . - Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short - term productive exploitation ; enter into firm factoring agreements using its own resources ; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets . - In the capacity as wholesaler and retailer, distribute oil - based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds . At December 31 , 2023 , the immediate holding company, or controlling entity of Almacenes Éxito S . A . was Companhia Brasileira de Distribuição (hereinafter CBD), which owned 91 . 52 % of its ordinary shares . CBD was controlled by Casino Guichard - Perrachon S . A . which is ultimately controlled by Mr . Jean - Charles Henri Naouri . Starting from January 22 , 2024 and at December 31 , 2024 and as a consequence of mentioned in Note 5 , the immediate holding company, or controlling entity of the Company is Cama Commercial Group Corp . , which owns 86 . 84% (directly) of its ordinary shares . Cama Commercial Group Corp . is controlled by Clarendon Worldwide S . A . , controlled by Fundación El Salvador del mundo, which is ultimately controlled by Mr . Francisco Javier Calleja Malaina . The Company is registered in the Camara de Comercio Aburrá Sur. Note 2. Basis of preparation and other significant accounting policies The separate financial statements as of December 31 , 2024 , and as of December 31 , 2023 , have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and established in Colombia by Law 1314 of 2009 , regulated by Decree 2420 of 2015 "Sole Regulatory Decree of Accounting and Financial Information and Information Assurance Standards” and the other amending decrees . The financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value and for non - current assets and groups of assets held for disposal, measured at the lower of their carrying amount or their fair value less costs to sell . The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. Note 3. Accounting policies The accompanying separate financial statements at December 31 , 2024 have been prepared using the same accounting policies, measurements and bases used to present the separate financial statements for the year ended December 31 , 2023 , which are duly disclosed in the separate financial statements presented at the closing of this year, except for new and modified standards and interpretations applied starting January 1 , 2024 and for mentioned in Note 3 . 1 . The adoption of the new standards in force as of January 1 , 2024 mentioned in Note 4 . 1 . , did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31 , 2023 and no significant effect resulted from adoption thereof . The significant accounting policies applied in the preparation of the separate financial statements are the following:

8 Accounting estimates, judgments and assumptions The preparation of the separate financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year ; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods . Estimates and relevant assumptions are reviewed regularly, and their results are recorded in the period in which the estimate is reviewed and in future periods affected. In the process of applying the Company’s accounting policies, Management has made the following estimates, which have the most significant impact on the amounts recognized in the separate financial statements: - The assumptions used to estimate the fair value of financial instruments (Note 35), - The estimation of expected credit losses on trade receivables (Note 11), - The estimation of useful lives of property, plant and equipment, investment property and intangible assets (Notes 12, 13 and 15), - Assumptions used to assess the recoverable amount of financial and non - financial assets and define the indicators of impairment of financial and non - financial assets (Note 34), - Assumptions used to assess and determine inventory losses and obsolescence (Note 10), - The estimation of the discount rate, fixed payments, lease terms, changes in indices or rates used to measure lease liabilities (Note 14), - Actuarial assumptions used to estimate retirement benefits and long - term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 20), - The estimation of the probability and amount of loss to recognize provisions related with lawsuits and restructurings (Notes 21 and 36) and, - The estimation of future taxable profits to recognize deferred tax assets (Note 23) and, - Determination of control and joint control over investees (Note 17). Such estimations are based on the best information available regarding the facts analyzed at the date of preparation of the separate financial statements, which may give rise to future changes by virtue of potential situations that may occur and would result in prospective recognition thereof ; this situation would be treated as a change in accounting estimate in future financial statements . Classification between current or non - current The Company presents assets and liabilities in the statement of financial position based on current and nom current classification. An asset is current when: - It expects to realise the asset within twelve months after the reporting period, - It expects to realise the asset, or intends to sell or consume it, in its normal operating cycle - It holds the asset primarily for the purpose of trading, - The asset is cash or a cash equivalent (as defined in IAS 7) unless the asset is restricted, - All other assets are classified as non - current. A liability is current when: - The liability is due to be settled within twelve months after the reporting period, - It expects to settle the liability in its normal operating cycle, - it holds the liability primarily for the purpose of trading, - it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period, - All other liabilities are classified as non - current. Deferred tax assets and liabilities are classified as “non - current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax. Presentation of statement of profit or loss The statements of profir or los of the Company are disaggregated and classified expenses according to their function as part of cost of sales . The notes to the financial statements disclose the nature of costs and expenses, as well as the details of depreciation and amortization expenses and employee benefits expenses . Presentation and functional currency The Company’s separate financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also the company functional currency. Hyperinflation The Company is stated in a non - hyperinflation economy. Separate financial statements don’t include inflation adjustments.

9 Foreign currency transactions Transactions in foreign currency are defined as those denominated in a currency other than the functional currency . Exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss . Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss . For this purpose, monetary balances are translated into the functional currency using the market spot rate (*) . Non - monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non - monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair . (*) Market Representative Exchange Rate means the average of all market rates negotiated during the closing day (closing exchange rate), equivalent to the international "spot rate", as also defined by IAS 21 - Effects of Changes in Foreign Exchange Rates, as the spot exchange rate in force at the closing of the reporting period . Fair value measurement The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non - financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: - Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities, - Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable, - Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re - assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Investments accounted for using the equity method Subsidiaries are entities under Company's control. A joint arrangement is an agreement by means of which two or more parties maintain joint control . Joint arrangements can be joint operations or joint ventures . There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control . Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3 . A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture. A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability - related obligations associated with the arrangement. Such parties are known as joint operators. Investments in subsidiaries or joint ventures are accounted for using the equity method. Under the equity method, investment in subsidiaries and joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the subsidiary or joint venture since the acquisition date . Such changes are recognized in profit or loss or in other comprehensive income, as appropriate . The dividends received from an investee are deducted from the carrying value of the investment . The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company. Unrealized gains or losses from transactions between the Company and subsidiaries and joint ventures are eliminated in the proportion interest in such entities upon application of the equity method.

10 After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its subsidiary or joint venture . At each reporting date, the Company determines whether there is objective evidence that the investment in the subsidiary or joint venture is impaired . If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiary or joint venture and its carrying value, and then recognizes the loss within “Share of profit of an subsidiary and joint ventures” in the statement of profit or loss . Transactions involving a loss of significant influence over an subsidiary or joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income. Regarding transactions not involving a significant loss of control over subsidiaries or a significant loss of influence over joint ventures, the equity method continues being applied and the portion of the gain or loss recognized in other comprehensive income relevant to the decrease in the ownership interest on the property . Wherever the share of the losses of a subsidiary or joint venture equals to or exceeds its interest therein, ceases to recognize its share of additional losses. A provision is recognized once the interest comes to zero, only in as much as have incurred legal or constructive liabilities. Dividends are recognized when the right to receive payment for investments classified as financial instruments arise ; dividends received from subsidiaries and joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in these subsidiaries or joint ventures . Goodwill Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired . After initial recognition, goodwill is carried at cost less any accumulated impairment losses . For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash - generating unit or group of cash - generating units that are expected to benefit from the business combination . Impairment test is described on impairment of assets note. Intangible assets Intangible assets acquired separately are initially recognized at cost, subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses. Internally generated trademarks are not recognized in the statement of financial position, the disbursements related to these brands are recognized directly in the results of the period. The cost of intangible assets includes acquisition cost, import duties, indirect not - recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by the Company's management, after trade discounts and rebates, if any. Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment. Intangible assets having a defined useful life are amortized using the straight - line method over their estimated useful lives. Estimated useful lives are: Between 3 and 5 years Acquired software Between 5 and 8 years ERP - like acquired software Amortization expense and impairment losses are recognized in the statement of profit or loss . An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal . The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss . Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively . Property, plant and equipment Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses. The cost of property, plant and equipment items includes acquisition cost, import duties, non - recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by the Company's management, net of trade discounts and rebates . Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed. Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired.

11 Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment. The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight - line method over their estimated useful lives. The categories of property, plant and equipment and relevant useful lives are as follows: 5 years Computers From 10 to 20 years Machinery and equipment From 10 to 12 years Furniture and office equipment From 5 to 20 years Fleet and transportation equipment From 10 years Other property, plant and equipment From 40 to 50 years Buildings 40 years or the term of the lease agreement or the remaining of the lease term, whichever is less Improvements to third - party properties Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively. An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed . The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset . Such effect is recognized in profit or loss . Investment property Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses. Investment property is depreciated using the straight - line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years. Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset . For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed . If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes . Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof. The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss. The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements. Leases The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company as a lessee The Company applies a single recognition and measurement approach for all leases, except for short - term leases and leases of low - value assets. The Company recognizes lease liabilities to make lease payments and right - of - use assets representing the right to use the underlying assets. Right of use asset The Company recognizes right - of - use assets at the commencement date of the lease (i . e . , the date the underlying asset is available for use) . Right - of - use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities . The cost of right - of - use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received . Right - of - use assets are depreciated on a straight - line basis over the shorter of the lease term and the estimated useful lives of the assets . The right - of - use assets are also subject to impairment. Lease liabilities At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term . The lease payments include fixed payments (including in - substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees . The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate .

12 Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable . After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made . In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e . g . , changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset . The period for calculating the lease liability is the one agreed in the lease contract. The Company as a lessor Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases . Rental income arising is accounted for on a straight - line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature . Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income . Contingent rents are recognized as revenue in the period in which they are earned . Short term leases and leases of low value assets The Company applies the short - term lease recognition exemption to its short - term leases (i . e . , those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) . It also applies the lease of low - value assets recognition exemption to leases that are less than 604 current legal monthly minimum wages or 14 , 590 UVT (Tax Value Unit), such as furniture and office equipment, computers, machinery and equipment and intangibles . Lease payments on short - term leases and leases of low - value assets are recognized as expense on a straight - line basis over the lease term . Impairment of non - financial assets The Company assesses at each reporting date, whether there is an indication that an asset may be impaired . If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount . An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use . The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets . For the purposes of assessing impairment losses, assets are grouped at the cash - generating unit level and their recoverable value is estimated . The recoverable value is the higher of the fair value less costs to sell of the cash - generating unit or groups of cash - generating units and its value in use . This recoverable value is determined for an individual asset, unless the asset does not generate cash flows independent of the inflows produced by other assets or groups of assets . When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash - generating unit or groups of cash - generating units. To assess the value in use: - Estimation is made of future cash flows of the cash - generating unit over a period not to exceed five years. Cash flows beyond a 3 - year period are estimated by applying a steady or declining growth rate. - The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five - year period. - The cash flows and terminal value are discounted to present value, using a post - tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased . If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount . A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized . The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years . Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof ; first, reducing the carrying amount of the goodwill allocated to the cash - generating unit or group of cash - generating units ; and second, if there would be a remaining balance, by reducing all other assets of the cash - generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero . Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired . Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates . When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized . Impairment losses relating to goodwill cannot be reversed in future periods . Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired .

13 Inventories Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services. Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions. Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling. Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or received at the store. Inventories are measured using the weighted average cost method . Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale . Losses on inventory obsolescence and damages are presented as a reduction to inventories at each reporting date . Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell. Rebates and discounts received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold. Inventories are reduced for losses and damages, which are periodically reviewed and evaluated as appropriate . Financial instruments A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets Financial assets are recognized in the statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at: - Fair value through profit or loss, - Amortized cost, and - Fair value through other comprehensive income. The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset ; such classification is defined upon initial recognition . Financial assets are classified as current assets, if they mature in less than one year ; otherwise they are classified as non - current assets . a. Financial assets measured at fair value through profit or loss Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss. b. Financial assets measured at amortized cost These are non - derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract. These financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment . The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument . Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired . c. Financial assets at fair value through other comprehensive income They represent variable - income investments not held for trading nor deemed an acquirer's contingent consideration in a business combination . Éxito made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income . In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings. d. Loans and accounts receivable Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor .

14 Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses . These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met . Long - term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss. These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non - current assets . Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non - current portion and current portion, respectively . e. Effective interest method Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period . The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset . f. Impairment of financial assets Given that trade accounts receivable and other accounts receivable are deemed to be short - term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months . For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset . For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition ; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months . g. Derecognition Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Company transfers the contractual rights to receive the cash flows of the financial asset. Financial liabilities Financial liabilities are recognized in the statement of financial position when the Company becomes party pursuant to the instrument  s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost. a. Financial liabilities measured at fair value through profit or loss. Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss. b. Financial liabilities measured at amortized cost. Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method. c. Effective interest method The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period . The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised . d. Derecognition A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation. Interest income Interest income is recognized using the effective interest method. Cash and cash equivalents Include cash at hand and in banks, receivables for sales made with debit and credit card and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria: - Short - term investments, in other words, with terms less than or equal to three months as of acquisition date, - Highly liquid investments, - Readily convertible into a known amount of cash, and - Subject to an insignificant risk of change in value.

15 In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of the Company's cash management system. Derivative financial instruments The Company uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates . These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period . They are presented as non - current assets or non - current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities . Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below. Hedge accounting The Company uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities. A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: - There is ‘an economic relationship’ between the hedged item and the hedging instrument. - The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship. - The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company actually uses to hedge that quantity of hedged item. The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined) . Hedges are classified and booked as follows, upon compliance with hedge accounting criteria : - Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results. Derivative instruments are recorded as cash flow hedge, using the following principles: • The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria. • Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss. • Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non - financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non - financial asset or liability. • The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship). • If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss. - Fair - value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments. A change in the fair value of a derivative that is a fair - value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue. Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2023 and 2022, the Company has not designated any derivative financial instrument as fair value hedge. - Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to the Company reporting currency.

16 The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non - effective portion is recognized in the statement of profit or loss. If the Company would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss. Employee benefits a. Post - employment: defined contribution plans Post - employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions . Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable . b. Post - employment: defined benefit plans Post - employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. the Company has no specific assets intended for guaranteeing the defined benefit plans. Retirement pension plan : Under the plan, each employee will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor's pension, assistance with funeral expenses and June and December bonuses established by law . Such amount depends on factors such as : employee age, time of service and salary . The Company is responsible for the payment of retirement pensions to employees who meet the following requirements : (a) employees who at January 1 , 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1 , 1967 had served more than 10 years but less than 20 years (partial liability) . Retroactive severance pay plan : Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990 , and who did not move to the new severance pay system . Under the plan, will be paid employees upon retirement a retroactive amount as severance pay, after deduction of advance payments . This social benefit is calculated over the entire time of service, based on the latest salary earned . Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit (present value) . During the years ended December 31, 2024, and 2023 there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses. Post - employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit's actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover . Actuarial gains or losses are recognized in other comprehensive income . Interest expense on post - employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs . c. Long - term employee benefits These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services . These benefits relate to time - of - service bonuses and similar benefits . The Company has no specific assets intended for guaranteeing long - term benefits . The liability for long - term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period . The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss . d. Short - term employee benefits These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services . Such benefits include a share of profits payable to employees based on performance . Short - term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date . e. Employee termination benefits The Company pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract. Termination benefits are classified as short - term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period ; and are classified as long - term employee benefits when they are expected to be settled after 12 months of the end of the reporting period .

17 Provisions and contingent liabilities The Company recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated. Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain. The provisions are revised periodically and estimated based on the best information available on the reporting date. Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received. A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date. Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non - occurrence of future events not entirely under the control of the Company ; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured, or it is not probable that an outflow of resources will be required to settle the obligation . Contingent liabilities are not recognized ; instead, they are disclosed in notes to the financial statements . Taxes Include. among others, current income tax, real estate tax and industry and trade tax. Current income tax Current income tax in Colombia is assessed on the taxable net income at the official rate applicable annually on each closing of presentation of financial statements. The Company permanently evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid. Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously. Deferred tax Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities . Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period . Deferred tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred tax liabilities are always recognized. The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non - current items. For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority. No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in joint ventures, since the exception contained in IAS 12 is applied when recording such Deferred tax liabilities. Revenue from contracts with customers Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded. Retail sales Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration. - Loyalty programs

Under their loyalty programs, certain subsidiaries award customer points on purchases, which may be exchanged in future for benefits such as prizes or goods available at the stores, means of payment or discounts, redemption with allies and continuity programs, among other. Points are measured at fair value, which is the value of each point received by the customer, taking the various redemption strategies into consideration. The fair value of each point is estimated at the end of each accounting period.

The obligation of awarding such points is recorded in the liability side as a deferred revenue that represents the portion of unredeemed benefits at fair value, considering for such effect the redemption rate and the estimated portion of points expected not to be redeemed by the customers.

Revenue from services

Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied.

Lease income

Lease income on investment properties is recognized on a straight-line basis over the term of the agreement.

Other revenue

Royalties are recognized upon fulfilment of the conditions set out in the agreements.

Principal or agent

Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when the Company acts as principal and when as a commission agent.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which Exito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to the Company by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by the Company and held as treasury shares.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

Note 3.1. Voluntary changes in accounting policies

Starting on January 1, 2024, the Company made a voluntary change in its inventory valuation policy by changing from the first-in, first-out (FIFO) method to the weighted average Cost method.

The weighted average Cost valuation method is practical, concise, and aligns with assertions of integrity and accuracy in inventory valuation balances. The voluntary change is supported by the belief that the weighted average Cost method provides a more consistent and stable valuation, offering a clearer economic understanding of profitability in current circumstances, this facilitates more informed decisions regarding pricing, purchase volumes, and inventory management. The method promises a more accurate description of the actual cost of goods sold during the period by considering (a) inflation effects on inventory costs, (b) the impact of inventory turnover on the cost of sales, (d) uniform distribution of inventory cost fluctuations over the period, and (d) avoidance of volatile outcomes inherent in the FIFO method during periods of price fluctuations (year-end or anniversary promotional events).

The minor impact of this change on profit per share and profit for the year ended December 31, 2024, and 2023 and on the inventory, cost of sales and equity method accounts at December 31, 2023, is as follows:

	December 31, 2024		December 31, 2023				
	Loss per share (expressed in Colombian pesos)	Net Loss	Loss per share (expressed in Colombian pesos)	Net Loss	Inventories	Cost of sales	Equity Method
Adjustment	(20.11)	(26,106)	(4.41)	(5,727)	11,534	(7,678)	(5,445)
Percentage	11.00%	11.00%	1.86%	1.86%	0.59%	0.26%	10.79%

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19 Note 4. Regulatory changes Note 4.1. Standards and interpretations issued by International Accounting Standards Board - IASB applicable to the Company. Impact Description S tandard This amendment had no impact on the financial statements. This Amendment, which amends IAS 1 – Presentation of Financial Statements, aims to improve the information that entities provide about long - term debt with covenants by enabling investors to understand the risk that exists about early repayment of the debt . IAS 1 requires an entity to classify debt as non - current only if the enterprise can avoid settling the debt within 12 months of the reporting date . However, an entity's ability to do so is often subject to compliance with covenants . For example, an entity might have long - term debt that could be repayable within 12 months if the enterprise fails to comply with the covenants in that 12 - month period . The amendment requires an entity to disclose information about these covenants in the notes to the financial statements . Amendment to IAS 1 – Non - current liabilities with agreed terms This amendment has no impact on the financial statements. This Amendment, which amends IFRS 16 – Leases, addresses the subsequent measurement that an entity should apply when it sells an asset and subsequently leases that same asset to the new owner for a period . IFRS 16 includes requirements on how to account for a sale and leaseback transaction at the date the transaction takes place . However, this standard had not specified how to measure the transaction after that date . These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction . Amendment to IFRS 16 – Sale and leaseback transactions. This amendment has no impact on the financial statements. This Amendment, which amends IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments : Disclosures, aims to improve disclosures about supplier financing arrangements by enabling users of financial statements to assess the effects of such arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk . The Amendment requires disclosure of the amount of liabilities that are part of the arrangements, a breakdown of the amounts for which suppliers have already received payment from the financing providers, and an indication of where the liabilities are located on the balance sheet ; the terms and conditions ; ranges of payment due dates ; and liquidity risk information . Supplier financing arrangements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers in accordance with the terms and conditions agreed between the entity and its supplier . Amendment to IAS 7 and IFRS 7 – Supplier financing arrangements. Note 4.2. New and revised standards and interpretations issued and not yet effective. Impact Description Standard It is estimated that there will be no significant impacts from the application of this amendment . This Amendment, which amends IAS 21 – Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not interchangeable with another currency, indicating the exchange rate to be used and the information to be disclosed in the financial statements . The Amendment will allow companies to provide more useful information in their financial statements and will help investors by addressing an issue not previously covered in the accounting requirements for the effects of changes in foreign exchange rates . Amendment to IAS 21 – Lack of convertibility.

20 Impact Description Standard It is estimated that there will be no significant impact on the application of this IFRS . This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes . It aims to help investors analyze companies' financial performance by providing more transparent and comparable information to make better investment decisions . It introduces three sets of new requirements : a. Improving comparability of the income statement : There is currently no specific structure for the income statement . Companies choose the subtotals they want to include, reporting an operating result, but the way it is calculated varies from company to company, which reduces comparability . The standard introduces three defined categories of income and expenses (operating, investing and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals . b. Increased transparency of management - defined performance measures : Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to subtotals on the income statement . The standard requires companies to disclose explanations for specific measures related to the income statement, called management - defined performance measures . c. More useful grouping of information in financial statements : Investors' analysis of results is hampered if the information disclosed is too summarized or detailed . The standard provides more detailed guidance on how to organize the information and its inclusion in the main financial statements or in the notes . IFRS 18 - Presentation and Disclosure in Financial Statements It is estimated that there will be no significant impact on the application of this IFRS . It simplifies reporting systems and processes for companies, reducing the costs of preparing financial statements for subsidiaries while maintaining the usefulness of those financial statements for their users . Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often have two sets of accounting records because the requirements of these Standards differ from those of IFRS Accounting Standards . This standard will address these challenges by : - Allowing subsidiaries to have a single set of accounting records to meet the needs of both their parent and users of their financial statements . - Reducing disclosure requirements and tailoring them to the needs of users of their financial statements . A subsidiary applies IFRS 19 if and only if: a. It is not publicly accountable (generally speaking, it is not publicly traded and is not a financial institution); and b. The subsidiary's intermediate or ultimate parent produces consolidated financial statements that are available for public use and that comply with IFRS Accounting Standards. IFRS 19 - Subsidiaries without public accountability: Disclosures It is estimated that there will be no significant impacts from the application of these amendments. This Amendment clarifies the classification of financial assets with environmental, social and corporate governance and similar characteristics . Based on the characteristics of contractual cash flows, there is confusion as to whether these assets are measured at amortized cost or fair value . With these amendments, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent characteristics ; for example, aspects linked to environmental, social and corporate governance issues . Additionally, these Amendments clarify the derecognition requirements for the settlement of financial assets or liabilities through Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

21 Impact Description Standard electronic payment systems . The amendments clarify the date on which a financial asset or liability is derecognized . The IASB also developed an accounting policy that allows a financial liability to be derecognized before cash is delivered on the settlement date if the following criteria are met : (a) the entity does not have the ability to withdraw, stop or cancel payment instructions ; (b) the entity does not have the ability to access the cash to be used for the payment instruction ; and (c) there is no significant risk with the electronic payment system . It is estimated that there will be no significant impacts from the application of these improvements . This document issues several minor amendments to the following standards : IFRS 1 First - time Adoption, IFRS 7 Financial Instruments : Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows . The amendments issued include clarifications, precisions regarding cross - referencing of standards and obsolete referencing, changes in normative exemplifications and changes in certain wordings of some paragraphs ; the above is intended to improve the comprehensibility of said standards and avoid ambiguities in their interpretation . Annual improvements to IFRS accounting standards It is estimated that there will be no significant impacts from the application of these amendments . In this amendment, the IASB makes some changes to the disclosures that must be made by companies that use nature - dependent electricity contracts as hedging instruments . Among the most relevant aspects of this amendment are: - Clarifying the application of the own - use requirements. - Allowing hedge accounting when these contracts are used as hedging instruments. - Adding new disclosure requirements that allow investors to understand the effect of these contracts on a company's financial performance and cash flows . Amendment to IFRS 9 and IFRS 7 – Contracts that refer to nature - dependent electricity Management is currently assessing the impacts of applying this IFRS . The objective of IFRS S 1 – General requirements for sustainability - related financial reporting is to require an entity to disclose information about all sustainability - related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term . These risks and opportunities are collectively referred to as “sustainability - related risks and opportunities that could reasonably be expected to affect the entity’s prospects” . The information is expected to be useful to the primary users of general - purpose financial reporting when making decisions related to providing resources to the entity . IFRS S 1 - General requirements for disclosure of financial information related to sustainability Management is currently assessing the impacts of applying this IFRS . The objective of IFRS S 2 – Climate - related Disclosures is to require an entity to disclose information about all climate - related risks and opportunities that could reasonably be expected to affect the entity’s cash flows, access to finance or cost of capital in the short, medium or long term (collectively referred to as “climate information”) . The information is expected to be useful to primary users of general - purpose financial reports when making decisions related to the provision of resources to the entity . IFRS S2 - Climate - related disclosures Note 5 . Relevant facts Change in controlling entity . On January 22 , 2024 , 86 . 84 % of the common shares of the Company were awarded to Cama Commercial Group Corp . as a result of the completion of the tender offer that this company had signed with Grupo Casino and Companhia Brasileira de Distribuição S . A . – CBD at October 13 , 2023 . With this award, Cama Commercial Group Corp . became the immediate holding of the Company . Delisting of ADSs (American Depositary Shares) On December 30 , 2024 , Form 25 was filed with the U . S . Securities and Exchange Commission (SEC) declaring the Company's intention to delist the Company's ADSs from the New York Stock Exchange ("NYSE") . The delisting of the shares is expected to be effective ten calendar days after this filing, and the last trading day of the ADSs on the NYSE is expected to be January 9 , 2025 .

January 8, 2025 was the last trading day of the ADSs on the New York Stock Exchange ("NYSE"). The Company also notified its depositary JPMorgan Chase Bank N.A. of the termination of the ADS program which was effective on January 21, 2025, and accordingly the last trading day of the Company's ADSs was January 17, 2025.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	December 31, 2024	December 31, 2023
Cash at banks and on hand	743,526	970,325
Term deposit certificates and securities (1)	108,101	-
High liquidity funds (2)	3,614	8,981
Funds	1,434	1,318
Total cash and cash equivalents	**856,675**	**980,624**

(1) The balance corresponds to National Tax Refund Bonds amounting to $88,518, Treasury Bonds (TES) amounting to $15,480, and Investment in Certificates of Deposit (CDT) amounting to $4,103.

(2) The balance is as follows:

	December 31, 2024	December 31, 2023
Corredores Davivienda S.A.	1,917	172
Fondo de Inversión Colectiva Abierta Occirenta	604	167
Fiducolombia S.A.	547	5,264
BBVA Asset S.A.	233	165
Fiduciaria Bogota S.A.	188	2,600
Credicorp Capital	125	613
Total high liquidity funds	**3,614**	**8,981**

The decrease is due to the transfer of fiduciary rights to cash on hand and in banks to be used for the Company's operations.

At December 31, 2024, the Company recognized interest income from cash at banks and cash equivalents in the amount of $2,673 (December 31, 2023 - $13,566), which were recognized as financial income as detailed in Note 31.

At December 31, 2023 and at December 31, 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 7. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	December 31, 2024	December 31, 2023
Trade receivables (Note 7.1.)	180,937	229,753
Other account receivables (Note 7.2.)	147,458	223,565
Total trade receivables and other account receivables	**328,395**	**453,318**
Current	**314,528**	**436,942**
Non-Current	**13,867**	**16,376**

Note 7.1. Trade receivables

The balance of trade receivables is shown below:

	December 31, 2024	December 31, 2023
Trade accounts	162,305	177,252
Sale of real-estate project inventories (1)	10,800	39,277
Rentals and dealers	5,865	11,466
Net investment in leases	5,509	5,903
Other funds and employee lending	514	15
Allowance for expected credit loss	(4,056)	(4,160)
Trade receivables	**180,937**	**229,753**

(1) The decrease corresponds to the sale of the Montevideo real estate project, which was paid for in October by Constructora Bolivar and Crusezar.

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome

22

23 and reasonable and supportable information that is available at the reporting date about past events and current conditions . Generally, trade receivables and other accounts receivable are written - off if past due for more than one year . The allowance for expected credit loss is recognized as expense in profit or loss . During the annual period ended December 31 , 2024 , the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $ 5 , 622 ( $ 2 , 140 - expense for the period ended December 31 , 2023 ) . The movement in the allowance for expected credit losses during the sixth month periods was as follows : 5,093 Balance at December 31, 2022 14,991 Additions (Note 28.) (12,851) Reversal of allowance for expected credit losses (Note 30) (3,073) Write - off of receivables 4,160 Balance at December 31, 2023 26,134 Additions (Note 28.) (20,512) Reversal of allowance for expected credit losses (Note 30) (5,726) Write - off of receivables 4,056 Balance at December 31, 2024 Note 7.2. Other account receivables The balance of other account receivables is shown below: December 31, 2023 December 31, 2024 120,237 71,989 Business agreements (1) 31,295 33,278 Other loans or advances to employees 47,793 21,194 Recoverable taxes (2) 18,892 8,858 Money remittances 653 1,575 Money transfer services 112 353 Sale of property, plant, and equipment 4,583 10,211 Other 223,565 147,458 Total other account receivables (1) The variation is mainly due to a decrease in the account receivable from Caja de Compensación Familiar Cafam related to family subsidies amounting to $ 19 , 887 . Additionally, there was a reduction in the account receivable for agreements with companies providing benefits to their members amounting to $ 9 , 663 . (2) The decrease corresponds mainly to compensation of a favorable balance in VAT. Trade receivables and other receivables by age The detail by age of trade receivables and other receivables, without considering allowance for expected credit losses, is shown below: More than 90 days From 61 to 90 days From 31 to 60 days Less than 30 days Total Period 13,867 438 523 317,623 332,451 December 31, 2024 18,369 148 2,047 436,914 457,478 December 31, 2023 Note 8. Prepayments The balance of the advance payments is as follows: December 31, 2023 December 31, 2024 19,668 11,506 Insurance 3,619 9,996 Leases (1) - 1,088 Maintenance 463 726 Other prepayments 23,750 23,316 Total prepayments 20,505 13,694 Current 3,245 9,622 Non - current

(1) Corresponds to the leases paid in advance of the following real estate:

	December 31, 2024	December 31, 2023
Almacén Carulla Castillo Grande	7,104	-
Almacén Éxito San Martín	2,856	3,583
Proyecto Arábica	36	36
Total leases	**9,996**	**3,619**

Note 9. Related parties

As mentioned in the control´s change in Note 5, the next companies are considered as related parties, which ones, at the date of this financial statements there were not transactions:

- Fundación Salvador del mundo;
- N1 Investments, Inc.;
- Clarendon Wolrwide S.A.;
- Avelan Enterprise, Ltd.;
- Foresdale Assets, Ltd.;
- Invenergy FSRU Development Spain S.L.;
- Talgarth Trading Inc.;
- Calleja S. A. de C.V.
- Camma Comercial Group. Corp.

Note 9.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries, joint ventures and other related entities and were substantially made and accounted for in accordance with the prices, terms and conditions agreed upon between the parties, in market conditions and there were not free services o compensations. The agreements are detailed as follows:

- Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

  Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards in and out of the Company stores and (iii) the use of other financial services agreed between the parties inside the Company stores.

- Sara ANV S.A.: Agreement providing for the terms and conditions for the sale of services.

- Almacenes Éxito Inversiones S.A.S.: Acquisition agreement of telephone plans, provision of administrative services.

- Logística Transporte y Servicios Asociados S.A.S.: Agreement to receive transportation services, contracts for the sale of merchandise, administrative services and reimbursement of expenses.

- Transacciones Energéticas S.A.S. E.S.P.: Contracts of energy trading services.

- Éxito Industrias S.A.S.: Contracts for the lease of real estate and provision of services.

- Éxito Viajes y Turismo S.A.S.: Contract for reimbursement of expenses and administrative services.

  Patrimonio Autónomo Viva Malls: Real estate lease, administrative services, and reimbursement of expenses.

- Marketplace Internacional Exito y Servicios S.A.S.: Software use license and contract for the service of "Éxito referrals".

Note 9.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to purchase of goods and services received.

As mentioned in Note 1, at December 31, 2024, the controlling entity of the Company is Cama Commercial Group Corp. At December 31, 2023, the controlling entity of the Company was Casino Guichard-Perrachon S.A.

24

The amount of revenue arising from transactions with related parties is as follows:

	Year ended December 31, 2024	2023
Subsidiaries (1)	64,018	52,198
Joint ventures (2)	54,965	66,450
Other related parties	6	-
Casino Group companies (3)	-	3,682
Total revenue	**118,989**	**122,330**

(1) Revenue relates to the administration services to Éxito Industria S.A.S., to Almacenes Éxito Inversiones S.A.S., to Transacciones Energéticas S.A.S. E.S.P., to Logística, Transporte y Servicios Asociados S.A.S. and to Patrimonios Autónomos (stand-alone trust funds); and to the lease of property to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

The amount of revenue with each subsidiary is as follows:

	Year ended December 31, 2024	2023
Patrimonios Autónomos	37,519	26,631
Almacenes Éxito Inversiones S.A.S.	21,135	19,951
Logística, Transporte y Servicios Asociados S.A.S.	2,705	2,671
Éxito Viajes y Turismo S.A.S.	1,473	1,754
Éxito Industrias S.A.S.	990	1,041
Transacciones Energéticas S.A.S. E.S.P.	196	150
Total	**64,018**	**52,198**

(2) The amount of revenue with each joint venture is as follows:

	Year ended December 31, 2024	2023
Compañía de Financiamiento Tuya S.A.		
Commercial activation recovery	39,382	50,298
Yield on bonus, coupons and energy	9,927	8,464
Lease of real estate	4,271	4,176
Services	379	991
Total	**53,959**	**63,929**
Puntos Colombia S.A.S.		
Services	341	2,013
Sara ANV S.A.		
Employee salary recovery	665	508
Total	**54,965**	**66,450**

(3) Revenue mainly relates to the provision of services and rebates from suppliers.

Revenue by each company is as follows:

	Year ended December 31, 2024	2023
Relevan C Colombia S.A.S. (a)	-	3,204
Casino International	-	392
Casino Services	-	46
Distribution Casino France	-	40
Total	**-**	**3,682**

(a) It corresponds to participation in collaboration agreements of Éxito Media.

25

The amount of costs and expenses arising from transactions with related parties is as follows:

	Year ended December 31, 2024	2023
Subsidiaries (1)	399,353	380,506
Joint ventures (2)	118,795	115,995
Key management personnel (3)	47,653	47,778
Members of the Board	513	2,837
Controlling entity	-	13,945
Casino Group companies (4)	-	7,886
Total cost and expenses	**566,314**	**568,947**

(1) Costs and expenses mainly refer to the purchase of goods for trading from Éxito Industrias S.A.S.; transportation services provided by Logística, Transporte y Servicios Asociados S.A.S.; leases and real estate management activities with Patrimonios Autónomos and Éxito Industrias S.A.S.; branding royalty with Éxito Industrias S.A.S., purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods and reimbursements with other subsidiaries.

The amount of costs and expenses with each subsidiary is as follows:

	Year ended December 31, 2024	2023
Logística, Transporte y Servicios Asociados S.A.S.	196,485	181,389
Patrimonios Autónomos	110,090	106,861
Éxito Industrias S.A.S.	70,082	71,290
Almacenes Éxito Inversiones S.A.S.	18,667	17,356
Transacciones Energéticas S.A.S. E.S.P.	1,951	1,117
Marketplace Internacional Exito y Servicios S.A.S.	1,846	2,221
Éxito Viajes y Turismo S.A.S.	232	272
Total	**399,353**	**380,506**

(2) The amount of costs and expenses with each joint venture is as follows:

	Year ended December 31, 2024	2023
Compañía de Financiamiento Tuya S.A.		
Commissions on means of payment	11,090	13,656
Puntos Colombia S.A.S.		
Cost of customer loyalty program	107,705	102,339
Total	**118,795**	**115,995**

(3) Transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	Year ended December 31, 2024	2023
Short-term employee benefits	46,960	44,792
Post-employment benefits	693	780
Termination benefits	-	2,206
Total key management personnel compensation	**47,653**	**47,778**

(4) Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services

26

27 Costs and expenses by each company are as follows: Year ended December 31, 2023 2024 1,850 - Distribution Casino France 1,814 - Euris 1,754 - International Retail and Trade Services IG. 1,264 - Casino Services 607 - Relevan C Colombia S.A.S. 586 - Companhia Brasileira de Distribuição – CBD S.A. 11 - Cdiscount S.A. 7,886 - Total costs and expenses Note 9.3. Receivable from related parties The balance of receivables and other non - financial assets with related parties is as follows: Receivable Other non - financial assets December 31, 2024 37,504 16,123 6 - - 53,633 53,633 - December 31, 2023 44,178 - 31,387 - - - 5,135 - 1,566 - 82,266 - 82,266 - - - December 31, 2024 52,490 280 - - - 52,770 - 52,770 December 31, 2023 37,504 16,123 6 Joint ventures (1) Subsidiaries (2) Other related parties Casino Group companies (3) Controlling entity Total Current Non - Current - - 53,633 53,633 - (1) The balance of receivables by each joint ventures and by each concept: - Receivables: December 31, 2023 December 31, 2024 Compañía de Financiamiento Tuya S.A. 4,697 3,350 Reimbursement of shared expenses, collection of coupons and other 1,744 1,252 Other services 6,441 4,602 Total Puntos Colombia S.A.S. 37,510 32,849 Redemption of points Sara ANV S.A. 227 53 Other services 44,178 37,504 Total receivables - Other non - financial assets: The amount of $ 52 , 490 as of December 31 , 2023 , corresponds to payments made to Compañía de Financiamiento Tuya S . A . for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia, during 2024 , authorization was obtained to register the equity increase . (2) The balance of receivables by each subsidiary and by each concept:

- The balance of receivables by each subsidiary is as follows:

	December 31, 2024	December 31, 2023
Libertad S.A.	10,206	7,277
Patrimonios Autónomos (a)	3,746	22,366
Almacenes Éxito Inversiones S.A.S.	844	541
Éxito Industrias S.A.S.	811	502
Logística, Transporte y Servicios Asociados S.A.S.	279	378
Éxito Viajes y Turismo S.A.S.	150	96
Marketplace Internacional Exito y Servicios S.A.S.	52	30
Transacciones Energéticas S.A.S. E.S.P.	35	196
Devoto Hermanos S.A.	-	1
Total accounts receivable from subsidiaries	**16,123**	**31,387**

(a) In 2024, includes $496 (2023 - $19,604) of dividend declared.

- The balance of accounts receivable from subsidiaries by concept is as follows

	December 31, 2024	December 31, 2023
Strategic direction services	10,206	7,277
Administrative services	1,578	1,886
Reimbursement of expenses	516	450
Charge for dividends declared	496	19,604
Other services	3,327	2,170
Total accounts receivable from subsidiaries	**16,123**	**31,387**

(3) Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	December 31, 2024	December 31, 2023
Casino International	-	3,224
Relevan C Colombia S.A.S.	-	1,082
Companhia Brasileira de Distribuição S.A. – CBD	-	822
Casino Services	-	7
Total Casino Group companies	**-**	**5,135**

Note 9.4. Payables to related parties

The balance of payables to related parties is shown below:

	December 31, 2024	December 31, 2023
Subsidiaries (1)	70,872	164,180
Joint ventures (2)	43,680	43,779
Casino Group companies (3)	-	976
Controlling entity	-	672
Total	**114,552**	**209,607**

(1) The balance of accounts payable by each subsidiary and by each concept:

- Payables per subsidiaries:

	December 31, 2024	December 31, 2023
Éxito Industrias S.A.	41,428	137,005
Logística, Transporte y Servicios Asociados S.A.S.	14,162	16,559
Patrimonios Autónomos	5,416	3,576
Transacciones Energéticas S.A.S. E.S.P.	4,821	3,223
Almacenes Éxito Inversiones S.A.S.	4,731	3,483
Marketplace Internacional Exito y Servicios S.A.S.	300	317
Éxito Viajes y Turismo S.A.S.	14	17
Total accounts payable to subsidiaries	**70,872**	**164,180**

28

- The balance payable to subsidiaries relates to:

	December 31, 2024	December 31, 2023
Purchase of assets and inventories	14,097	134,424
Transportation service	14,070	14,858
Energy service	4,794	3,218
Mobile recharge collection service	4,602	3,453
Lease of property	3,746	2,510
Purchase of tourist trips	14	17
Other services received	29,549	5,700
Total accounts payable to subsidiaries	**70,872**	**164,180**

(2) The balance of payables by each joint venture is as follows:

	December 31, 2024	December 31, 2023
Puntos Colombia S.A.S. (a)	43,648	43,733
Compañía de Financiamiento Tuya S.A.	32	44
Sara ANV S.A.	-	2
Total accounts payable to joint ventures	**43,680**	**43,779**

(a) Represents the balance arising from points (accumulations) issued.

(3) Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	December 31, 2024	December 31, 2023
Casino Services	-	885
International Retail and Trade Services IG	-	91
Total Casino Group companies	**-**	**976**

Note 9.5. Lease liabilities with related parties

The balance of lease liabilities with related parties is as follows:

	December 31, 2024	December 31, 2023
Subsidiaries (Note 14.2)	453,404	459,763
Current	**58,344**	**49,934**
Non-Current	**395,060**	**409,829**

The lease liability balance corresponds to the lease contracts signed with the following subsidiaries:

	December 31, 2024	December 31, 2023
Subsidiaries (Patrimonios autónomos) (Note 14.2)	453,404	459,763

Note 9.6. Other financial liabilities with related parties

The balance of collections on behalf of third parties with related parties is as follows:

	December 31, 2024	December 31, 2023
Subsidiaries (1)	126,367	34,088
Joint ventures (2)	11,973	26,506
Total	**138,340**	**60,594**

(1) Represents cash collected from subsidiaries as part of the in-house cash program (Note 24).

(2) Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 24).

29

30 Note 10. Inventories, net and cost of sales Note 10.1. Inventories, net The balance of inventories is as follows: December 31, 2023 December 31, 2024 1,922,045 2,138,916 Inventories, net (1) 28,358 42,074 Raw materials 17,750 25,596 Inventories in transit 18,003 16,941 Real estate project inventories (2) 7,738 6,733 Materials, spares, accessories, and consumable packaging 93 - Production in process 1,993,987 2,230,260 Total inventories, net (1) The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below: 9,969 Balance at December 31, 2022 7,978 Loss recognized during the period (Note 10.2.) 17,947 Balance at December 31, 2023 10,324 Loss recognized during the period (Note 10.2.) 28,271 Balance at September 30, 2024 (2) For 2024, it corresponds to the López de Galarza real estate project for $ - (December 31, 2023 - $776), the Éxito Occidente real estate project for $14,809 (December 31, 2023 - $17,227), and the Éxito La Colina real estate project for $2,132. At December 31, 2024, and at December 31, 2023, there are no restrictions or liens on the sale of inventories. Note 10.2. Cost of sales The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories: Year ended December 31, 2023 2024 13,789,309 14,267,548 Cost of goods sold (1) (2,268,077) (2,393,779) Trade discounts and purchase rebates 520,059 560,183 Logistics costs (2) 186,436 191,894 Damage and loss 7,978 10,324 Allowance for inventory losses, net 12,235,705 12,636,170 Total cost of sales (1) The annual period ended December 31, 2024 includes $29,713 of depreciation and amortization cost (December 31, 2023 - $29,094). (2) The detail is shown below: Year ended December 31, 2023 2024 301,880 314,897 Employee benefits 149,952 171,545 Services 62,558 66,600 Depreciations and amortizations 4,409 5,419 Upload and download operators 1,260 1,722 Leases 520,059 560,183 Total logistic cost

Note 11. Financial assets

The balance of financial assets is shown below:

	December 31, 2024	December 31, 2023
Derivative financial instruments (1)	4,469	-
Financial assets measured at fair value through other comprehensive income (2)	1,437	10,676
Financial assets measured at fair value through profit or loss	402	472
Derivative financial instruments designated as hedge instruments (3)	-	2,378
Total financial assets	**6,308**	**13,526**
Current	**4,469**	**2,378**
Non-current	**1,839**	**11,148**

(1) Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices.

At December 31, 2024, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rateo f hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The detail of maturities of these instruments at December 31, 2024 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

(2) Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	December 31, 2024	December 31, 2023
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Cnova N.V. (a)	-	9,222
Total financial assets measured at fair value through other comprehensive income	**1,437**	**10,676**

(a) Minority shareholders in Cnova N.V. are required by court order to transfer their shares to Casino at a non-significant price agreed by the Court, which results in a 100% impairment of the investment.

(3) Derivative instruments designated as hedging instrument relates to forward of exchange rate. The fair value of these instruments is determined based on valuation models used by market participants.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Amount hedged	Fair value
Forward	Interest rate	Loans and borrowings	IBR 3M	9.0120%	120,916	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At December 31, 2024 and at December 31, 2023, there are no restrictions or liens on financial assets that restrict their sale.

None of the assets were impaired on December 31, 2024, and 2023.

31

32 Note 12. Property, plant and equipment, net The net balance of property, plant and equipment is shown below: December 31, 2023 December 31, 2024 445,269 442,358 Land 960,056 954,767 Buildings 881,732 906,455 Machinery and equipment 539,865 565,762 Furniture and fixtures 6,139 6,660 Assets under construction 457,570 454,096 Improvements to third - party properties 7,584 7,498 Vehicles 293,597 294,735 Computers 289 289 Other property, plant and equipment 3,592,101 3,632,620 Total property, plant and equipment, gross (1,598,509) (1,770,816) Accumulated depreciation 1,993,592 1,861,804 Total property, plant and equipment, net

The movement of the cost of property, plant and equipment and accumulated depreciation during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	**447,733**	**944,782**	**827,612**	**518,827**	**10,156**	**429,942**	**8,724**	**277,754**	**16,050**	**3,481,580**
Additions	-	18,386	94,911	33,790	-	28,669	-	23,625	-	199,381
Disposals and derecognition	-	(914)	(25,788)	(8,334)	(395)	(3,440)	(1,140)	(5,886)	-	(45,897)
(Decreases) increases from transfers between accounts of property, plant and equipment	-	-	-	-	(3,135)	3,135	-	-	-	-
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(15,066)	(4,418)	(487)	(736)	-	(3,179)	-	(23,886)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	(4,662)
Increase from transfers from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	1,283	-	1,346
(Decrease) from transfers (to) other balance sheet accounts – investments	-	-	-	-	-	-	-	-	(15,761)	(15,761)
Balance at December 31, 2023	**445,269**	**960,056**	**881,732**	**539,865**	**6,139**	**457,570**	**7,584**	**293,597**	**289**	**3,592,101**
Additions	-	978	50,445	37,013	969	12,483	110	6,515	-	108,513
Disposals and derecognition	(151)	-	(18,801)	(5,286)	(305)	(15,511)	(196)	(4,476)	-	(44,726)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,760)	(6,267)	(7)	-	-	-	-	-	-	(9,034)
(Decrease) from transfers (to) other balance sheet accounts – tax assets	-	-	(6,914)	(5,830)	(143)	(446)	-	(901)	-	(14,234)
Balance at December 31, 2024	**442,358**	**954,767**	**906,455**	**565,762**	**6,660**	**454,096**	**7,498**	**294,735**	**289**	**3,632,620**

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2022	**-**	**228,805**	**462,032**	**337,282**		**227,500**	**7,591**	**152,918**	**6,373**	**1,422,501**
Depreciation		28,429	71,298	52,071		34,599	555	33,716	591	221,259
Disposals and derecognition		(301)	(20,428)	(7,244)		(3,331)	(1,020)	(5,307)	-	(37,631)
Decrease) from transfers (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	(660)
(Decrease) from transfers (to) other balance sheet accounts – investments		-	-	-		-	-	-	(6,960)	(6,960)
Balance at December 31, 2023		**256,273**	**512,902**	**382,109**		**258,768**	**7,126**	**181,327**	**4**	**1,598,509**
Depreciation		28,620	68,169	45,263		35,290	287	33,251	-	210,880
Disposals and derecognition		-	(15,952)	(4,721)		(11,267)	(191)	(4,464)	-	(36,595)
(Decrease) from transfers (to) other balance sheet accounts – inventories		(1,977)	(1)	-		-	-	-	-	(1,978)
Balance at December 31, 2024		**282,916**	**565,118**	**422,651**		**282,791**	**7,222**	**210,114**	**4**	**1,770,816**

33

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by the Company management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Company which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2024 and at December 31, 2023 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no contractual commitments to acquire, build or develop property, plant and equipment.

At December 31, 2024 and at December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

Information about impairment testing is disclosed in Note 34.

At December 31, 2024 and at December 31, 2023, the Company has insurance for cover the loss 'risk over this property, plant and equipment.

Note 12.1 Additions to property, plant and equipment for cash flow presentation purposes

	December 31, 2024	December 31, 2023
Additions	108,513	199,381
Additions to trade payables for deferred purchases of property, plant and equipment	(197,334)	(279,147)
Payments for deferred purchases of property, plant and equipment	243,876	348,424
Acquisition of property, plant and equipment in cash	**155,055**	**268,658**

Note 13. Investment properties, net

The Company's investment properties are business premises and land held to generate income from operating leases or future appreciation of their value of operating lease contracts or future appreciation of their price.

The net balance of investment properties is shown below:

	December 31, 2024	December 31, 2023
Land	42,801	43,087
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	**73,227**	**73,513**
Accumulated depreciation	(8,988)	(8,123)
Impairment	(62)	(62)
Total investment properties, net	**64,177**	**65,328**

The movements in the cost of investment properties and accumulated depreciation during the period presented are as follows:

Cost	Land	Buildings	Assets under construction	Total
Balance at December 31, 2022	**60,314**	**29,576**	**850**	**90,740**
(Decrease) from transfers (to) other balance sheet accounts – inventories	(17,227)	-	-	(17,227)
Balance at December 31, 2023	**43,087**	**29,576**	**850**	**73,513**
Disposals and derecognition	(286)	-	-	(286)
Balance at December 31, 2024	**42,801**	**29,576**	**850**	**73,227**

Accumulated depreciation	Buildings
Balance at December 31, 2022	**7,258**
Depreciation expenses	865
Balance at December 31, 2023	**8,123**
Depreciation expenses	865
Balance at December 31, 2024	**8,988**

(1) Corresponds to the transfer of the Éxito Occidente investment property to inventory of real estate projects (Note 10.1).

At December 31, 2024 and at December 31, 2023, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2024 and at December 31, 2023, the Company is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

Information about impairment testing is disclosed in Note 34.

34

35 In note 35 discloses the fair value of investment property, based on the appraisal carried out yearly by an independent third party. During the years ended December 31, 2024 and 2023 the results at the Company from the investment property are as follows: December 31, 2023 December 31, 2024 5,593 6,087 Lease rental income (664) (758) Operating expense related to leased investment properties (2,012) (2,282) Operating expense related to investment properties that are not leased 2,917 3,047 Net gain from investment property Note 14. Leases Note 14.1 Right of use asset, net The net balance of right of use asset is shown below: December 31, 2023 December 31, 2024 3,203,928 3,444,970 Right of use asset (1,647,077) (1,919,002) Accumulated depreciation 1,556,851 1,525,968 Total right of use asset, net The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below: Cost 2,929,731 Balance at December 31, 2022 34,933 Increase from new contracts 1,820 Increases for new contracts paid in advance 227,694 Remeasurements from existing contracts (1) (20,884) Derecognition and disposal (2) 30,634 Others 3,203,928 Balance at December 31, 2023 27,865 Increase from new contracts 258,636 Remeasurements from existing contracts (1) (44,880) Derecognition and disposal (2) (579) Others 3,444,970 Balance at December 31, 2024 Accumulated depreciation 1,341,788 Balance at December 31, 2022 290,416 Depreciation (20,448) Derecognition and disposal (2) 35,321 Others 1,647,077 Balance at December 31, 2023 316,805 Depreciation (44,880) Derecognition and disposal (2) 1,919,002 Balance at December 31, 2024 (1) Mainly results from the extension of contract terms, indexation, or lease modifications. (2) Mainly results from the early termination of lease contracts. The cost of right of use asset by class of underlying asset is shown below: December 31, 2023 December 31, 2024 3,196,471 3,444,970 Buildings 5,206 - Equipment (a) 2,251 - Vehicles (a) 3,203,928 3,444,970 Total

Accumulated of depreciation of right of use assets by class of underlying asset is shown below: December 31, 2023 December 31, 2024 1,641,125 1,919,002 Buildings 4,664 - Equipment (a) 1,288 - Vehicles (a) 1,647,077 1,919,002 Total (a) Decrease by termination of the contracts. Depreciation expense by class of underlying asset is shown below: Year ended December 31, 2023 2024 288,415 315,847 Buildings 1,705 542 Equipment 296 416 Vehicles 290,416 316,805 Total depreciation 36 The Company is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, restrictions nor covenants imposed by leases. At December 31, 2024, the average remaining term of lease contracts is 13.00 years (11.50 years as at December 31, 2023), which is also the average remaining period over which the right of use asset is depreciated. Note 14.2 Lease liabilities December 31, 2023 December 31, 2024 1,771,142 1,758,379 Lease liabilities (1) 290,080 315,308 Current 1,481,062 1,443,071 Non - current (1) Includes $453,404 (December 31, 2023 - $459,763) of lease liabilities with related parties (Note 9.5). The movement in lease liabilities is as shown: I 1,787,096 Balance at December 31, 2022 34,933 Additions 132,196 Accrued interest 227,694 Remeasurements (5,059) Terminations (276,413) Payment of lease liabilities (129,305) nterest payments on lease liabilities 1,771,142 Balance at December 31, 2023 27,865 Additions 148,195 Accrued interest 258,636 Remeasurements (2,210) Terminations (297,259) Payment of lease liabilities (147,990) nterest payments on lease liabilities 1,758,379 Balance at December 31, 2024 I Below are the future lease liability payments at December 31, 2024: 451,249 Up to one year (*) 1,141,376 From 1 to 5 years 831,814 More than 5 years 2,424,439 Minimum lease liability payments (666,060) Future financing (expenses) 1,758,379 Total minimum net lease liability payments (*) This value includes principal and interest.

37 Note 14 . 3 . Short term leases and leases of low value assets of the Company as a lessee Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment ; lease contracts regarding all underlying assets with terms of less than one year, and lease contracts on intangible assets, and whose lease contracts which its payment is variable . Variable lease payments apply to some of the Company’s property leases and are detailed below : December 31, 2023 December 31, 2024 40,824 48,815 Variable lease payments 6,950 6,965 Low value leases 4,042 11,970 Short term leases 51,816 67,750 Total Note 14.4. Operating leases of the Company as a lessor The Company has executed operating lease agreements on investment properties. Total future minimum instalments under non - cancellable operating lease agreements at the reporting dates are: December 31, 2023 December 31, 2024 17,441 22,481 Up to one year 22,932 29,192 From 1 to 5 years 19,735 19,516 More than 5 years 60,108 71,189 Total minimum instalments under non - cancellable operating leases Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term. For the year ended December 31, 2024 lease rental income was $56,445 (December 31, 2023 - $54,708, (Note 27)) mostly comprised of investment property rental income for $6,087 (December 31, 2023 - $5,593). (Note 13) Income from variable lease payments was $11,721 (December 31, 2022 - $6,840). Note 15. Other intangible assets, net The net balance of other intangible assets, net is shown below: December 31, 2023 December 31, 2024 86,427 86,433 Trademarks 239,493 178,249 Computer software 20,491 20,491 Rights 22 22 Other 346,433 285,195 Total cost of other intangible assets (156,087) (113,334) Accumulated amortization 190,346 171,861 Total other intangible assets, net The movement of the cost of intangible and of accumulated depreciation is shown below: Total Other Rights Computer software Trademarks (1) Cost 334,042 22 20,491 232,398 81,131 Balance at December 31, 2022 25,636 - - 20,340 5,296 Additions (11,906) - - (11,906) - Disposals and derecognition (1,346) - - (1,346) - Transfers to other balance sheet accounts – Property, plant and Equipment 7 - - 7 - Other 346,433 22 20,491 239,493 86,427 Balance at December 31, 2023 10,313 - - 10,307 6 Additions (71,551) - - (71,551) - Disposals and derecognition 285,195 22 20,491 178,249 86,433 Balance at December 31, 2024

38 Total Other Rights Computer software Accumulated amortization 142,838 142,838 Balance at December 31, 2022 25,155 25,155 Amortization (11,906) (11,906) Disposals and derecognition 156,087 156,087 Balance at December 31, 2023 28,416 28,416 Amortization (71,169) (71,169) Disposals and derecognition 113,334 113,334 Balance at December 31, 2024 (1) Represents Surtimax trademark in amount of $ 17 , 427 acquired upon the merger with Carulla Vivero S . A . , Super Inter trademark acquired upon the business combination with Comercializadora Giraldo Gómez y Cía . S . A . in amount of $ 63 , 704 , Taeq trademark acquired in 2023 in amount of $ 5 , 296 and Finlandek trademark acquired in 2024 in amount of $ 6 . The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized. The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized. The rights have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized. Information about impairment testing is disclosed in Note 34. At December 31, 2024 and at December 31, 2023, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets. Note 16. Goodwill The balance of goodwill is as follows: December 31, 2023 December 31, 2024 1,453,077 1,453,077 Retail trade 1,453,077 1,453,077 Total goodwill Goodwill has indefinite useful life on the grounds of the Company's considerations thereon, and consequently it is not amortized. Goodwill was not impaired at December 31, 2024 and at December 31, 2023. Information about impairment testing and the fair value are disclosed in Notes 34 and 35. Note 17. Investments accounted for using the equity method The balance of investments accounted for using the equity method includes: December 31, 2023 December 31, 2024 Classification Company 1,958,360 1,969,374 Subsidiary Spice Investment Mercosur S.A. 602,306 1,131,442 Subsidiary Onper Investment 2015 S.L. 1,022,196 1,007,236 Subsidiary Patrimonio Autónomo Viva Malls 220,079 271,548 Joint venture Compañía de Financiamiento Tuya S.A. 225,768 197,180 Subsidiary Éxito Industrias S.A.S. 19,996 23,961 Subsidiary Logística, Transporte y Servicios Asociados S.A.S. 9,986 17,691 Joint venture Puntos Colombia S.A.S. 5,859 9,313 Subsidiary Almacenes Éxito Inversiones S.A.S. 6,728 6,134 Subsidiary Éxito Viajes y Turismo S.A.S. 6,263 5,887 Subsidiary Marketplace Internacional Éxito y Servicios S.A.S. 4,290 4,861 Subsidiary Transacciones Energéticas S.A.S. E.S.P. 3,850 3,850 Subsidiary Fideicomiso Lote Girardot 2,814 2,659 Subsidiary Patrimonio Autónomo Iwana 2,292 1,981 Joint venture Sara ANV S.A. 409 414 Subsidiary Depósito y Soluciones Logísticas S.A.S. 170 127 Subsidiary Gestión y Logistica S.A. 4,091,366 4,653,658 Total investments accounted for using the equity method

Note 17.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

Company	Country	Functional currency	Primary economic activity	Ownership percentage		Number of shares	
				Year ended December 31,			
				2024	2023	2024	2023
Spice Investment Mercosur S.A.	Uruguay	Uruguayan peso	Holding	100%	100%	6.550.177.757	6.550.177.757
Onper Investment 2015 S.L.	Spain	Euro	Holding	100%	100%	3.000	3.000
Patrimonio Autónomo Viva Malls	Colombia	Colombian peso	Real Estate	51%	51%	N.A	N.A
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Financial	50%	50%	26.031.576.916	15.483.189.879
Éxito Industrias S.A.S.	Colombia	Colombian peso	Trade	97.95%	97.95%	3.990.707	3.990.707
Logística, Transporte y Servicios Asociados S.A.S.	Colombia	Colombian peso	Transport	100%	50%	6.774.786	6.774.786
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	100%	9.000.000	9.000.000
Almacenes Éxito Inversiones S.A.S.	Colombia	Colombian peso	Telephone services	100%	100%	300.000	300.000
Éxito Viajes y Turismo S.A.S.	Colombia	Colombian peso	Services	51%	51%	2.500.000	2.500.000
Marketplace Internacional Éxito y Servicios S.A.S.	Colombia	Colombian peso	Trade	100%	100%	6.594.023	8.000.000
Transacciones Energéticas S.A.S. E.S.P.	Colombia	Colombian peso	Services	100%	100%	44.957.100	44.957.100
Fideicomiso Lote Girardot	Colombia	Colombian peso	Real Estate	100%	100%	N.A	N.A
Patrimonio Autónomo Iwana	Colombia	Colombian peso	Real Estate	51%	51%	N.A	N.A
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	50%	2.286.000	2,270,00
Depósito y Soluciones Logísticas S.A.S.	Colombia	Colombian peso	Trade	100%	100%	350.000	350.000
Gestión y Logística S.A.	Panama	Colombian peso	Trade	100%	100%	500	500

The movement in the investments accounted for using the equity method during the period presented is as follows:

Balance at December 31, 2022	**4,875,320**
Capital increases (reduction), net	172,016
Share of income (Note 32)	247,331
Share in equity movements	(1,025,215)
Dividends declared	(178,086)
Balance at December 31, 2023	**4,091,366**
Capital increases (reduction), net	(12,209)
Share of income (Note 32)	189,726
Share in equity movements	595,766
Dividends declared	(210,991)
Balance at December 31, 2024	**4,653,658**

Note 17.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2024:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Spice Investment Mercosur S.A.	951,467	3,042,270	1,366,258	795,206	1,832,273	4,079,661	165,172	51,408
Onper Investment 2015 S.L.	424,912	1,421,292	403,154	311,607	1,131,443	1,545,150	(64,679)	(57,163)
Patrimonio Autónomo Viva Malls	67,142	2,068,441	42,742	-	2,092,841	438,339	214,594	-
Compañía de Financiamiento Tuya S.A.	2,620,497	268,363	1,650,537	730,294	508,029	1,129,336	(155,514)	-
Éxito Industrias S.A.S.	153,713	94,793	11,879	27,208	209,419	75,797	25,663	-
Logística, Transporte y Servicios Asociados S.A.S.	36,499	14,546	19,415	7,626	24,004	227,961	10,460	-
Puntos Colombia S.A.S.	245,843	26,107	217,740	18,828	35,382	402,730	15,410	-
Almacenes Éxito Inversiones S.A.S.	22,764	5,083	16,050	200	11,597	49,195	6,954	-
Éxito Viajes y Turismo S.A.S.	35,236	2,636	24,561	1,350	11,961	27,642	7,213	-
Marketplace Internacional Éxito y Servicios S.A.S.	3,708	2,532	353	-	5,887	1,875	(376)	-
Transacciones Energéticas S.A.S. E.S.P.	11,987	-	6,263	-	5,724	5,663	1,361	-
Fideicomiso Lote Girardot	-	3,850	-	-	3,850	-	-	-
Patrimonio Autónomo Iwana	43	5,223	364	-	4,902	399	(156)	-
Sara ANV S.A.	1,229	3,695	453	-	4,471	158	(3,640)	-
Depósito y Soluciones Logísticas S.A.S.	414	-	-	-	414	-	5	-
Gestión y Logística S.A.	134	-	7	-	127	-	(43)	-

39

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Spice Investment Mercosur S.A.	363,488	1,318,203	776,644	15,214	(38,595)	(97,062)	(72,103)
Onper Investment 2015 S.L.	41,815	378,179	-	3,475	9,993	(34,545)	12,261
Patrimonio Autónomo Viva Malls	29,111	37,453	-	6,098	-	(60,931)	-
Compañía de Financiamiento Tuya S.A.	317,389	1,591,648	724,328	3,879	(9,940)	(28,325)	53,567
Éxito Industrias S.A.S.	107,184	6,768	4,434	4	(395)	(5,782)	(14,013)
Logística, Transporte y Servicios Asociados S.A.S.	15,533	15,665	5,184	487	(863)	(5,864)	(6,313)
Puntos Colombia S.A.S.	116,337	75,647	785	8,795	(228)	(9,012)	(8,788)
Almacenes Éxito Inversiones S.A.S.	17,627	10,352	-	990	-	(13)	(3,986)
Éxito Viajes y Turismo S.A.S.	30,377	23,219	794	2,324	(153)	(1,132)	(4,151)
Marketplace Internacional Éxito y Servicios S.A.S.	3,263	338	-	1	-	(1,583)	-
Transacciones Energéticas S.A.S. E.S.P.	6,472	6,130	-	131	-	-	(15)
Patrimonio Autónomo Iwana	32	363	-	2	-	(149)	-
Sara ANV S.A.	1,071	452	-	8	-	(378)	-
Depósito y Soluciones Logísticas S.A.S.	366	-	-	30	-	-	(10)
Gestión y Logística S.A.	134	8	-	1	-	-	-

Financial information regarding investments accounted for using the equity method at December 31, 2023:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Spice Investment Mercosur S.A.	867,548	2,525,550	1,380,065	225,135	1,787,898	4,235,342	203,209	(519,904)
Onper Investment 2015 S.L.	240,279	731,092	204,441	164,624	602,306	1,052,805	1,176	(924,621)
Patrimonio Autónomo Viva Malls	124,155	2,095,470	80,586	-	2,139,039	398,806	189,425	-
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Éxito Industrias S.A.S.	179,127	97,747	13,436	24,332	239,106	82,696	20,226	-
Logística, Transporte y Servicios Asociados S.A.S.	28,819	16,640	19,319	6,095	20,045	207,063	5,265	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Almacenes Éxito Inversiones S.A.S.	16,366	5,045	13,240	28	8,143	41,712	3,651	-
Éxito Viajes y Turismo S.A.S.	38,654	2,857	27,930	516	13,065	29,617	8,317	-
Marketplace Internacional Éxito y Servicios S.A.S.	2,437	4,079	253	-	6,263	2,294	(141)	-
Transacciones Energéticas S.A.S. E.S.P.	8,223	-	3,860	-	4,363	2,787	(192)	-
Fideicomiso Lote Girardot	-	3,850	-	-	3,850	-	-	-
Patrimonio Autónomo Iwana	17	5,371	242	-	5,146	364	(182)	-
Sara ANV S.A.	2,052	3,251	426	-	4,877	245	(733)	-
Depósito y Soluciones Logísticas S.A.S.	490	-	81	-	409	-	211	-
Gestión y Logística S.A.	185	-	15	-	170	-	18,066	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Spice Investment Mercosur S.A.	317,698	1,325,491	208,157	15,919	(25,220)	(84,175)	(65,127)
Patrimonio Autónomo Viva Malls	86,916	78,481	-	7,507	-	(57,908)	-
Onper Investment 2015 S.L.	62,772	196,558	377	12,139	(53,292)	(19,302)	(11,905)
Éxito Industrias S.A.S.	35,545	8,150	4,980	17	-	(5,755)	(10,963)
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Logística, Transporte y Servicios Asociados S.A.S.	6,810	17,798	6,012	-	(1,336)	(6,618)	(3,428)
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550	(3,724)
Éxito Viajes y Turismo S.A.S.	32,990	26,600	516	3,053	(134)	(991)	(4,578)
Marketplace Internacional Éxito y Servicios S.A.S.	1,872	235	-	1	(1)	(1,449)	(1)
Almacenes Éxito Inversiones S.A.S.	11,724	9,597	-	761	-	(62)	(1,966)
Transacciones Energéticas S.A.S. E.S.P.	4,684	3,830	-	77	-	-	(4)
Patrimonio Autónomo Iwana	21	242	-	3	-	(149)	-
Sara ANV S.A.	1,819	425	-	2	-	(196)	-
Depósito y Soluciones Logísticas S.A.S.	450	2	-	352	-	-	(101)
Gestión y Logística S.A.	185	15	-	16	-	-	-

(*) There are no other comprehensive income figures proceeding from this companies.

There are no restrictions on the capability of the subsidiaries to transfer funds to the Company in the form of cash dividends, or loan repayments or advance payments. Additionally, the Company has no contingent liabilities incurred related to its participation therein.

The Company has no contingent liabilities incurred related to its participation therein.

40

41 The Company has no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them. These investments have no restrictions or liens that affect the interest held in them. Note 17.3. Corporate purpose The corporate purpose and other corporate information of investments accounted for using the equity method is the following: Spice Investments Mercosur S.A. A Uruguayan closed stock company, with nominative share titles . Its core purpose is investing in general, pursuant to section 47 of Uruguayan Law 16060 , and it may develop investment activities in the country and abroad . Its main place of business is at Avenida General José María Paz No . 1404 , Montevideo, Uruguay . Patrimonio Autónomo Viva Malls Established on July 15 , 2016 by means of public deed 679 granted before the Notary 31 st of Medellín as a stand - alone trust fund through Itaú Fiduciaria . Its main business purpose is the acquisition, whether directly or indirectly, of material rights to real estate property, mainly shopping centers and the development thereof, and the development of other real estate assets as well as the exploitation and operation thereof . The business purpose includes to lease the trade premises to third parties or to related parties, grant concessions on spaces that are part of the property, exploit, market and maintain the premises, raise funds and dispose of the assets, as well as perform all related activities as required to meet business goals . Its main place of business is at Carrera 7 No . 27 - 18 14 th floor, Bogotá, Colombia . Onper Investments 2015 S.L . A subsidiary with domicile in Spain, Parent of Oregon LLC, Pincher LLC and Bengal LLC (companies domiciled in the United States of America) wherein it holds an interest equivalent to 50 % of the share capital, Parent of Libertad S . A . , Ceibotel S . A . and Geant Argentina S . A . (companies domiciled in Argentina), Vía Artika S . A . (a company domiciles in Uruguay), Spice España de Valores Americanos S . L . (a company domiciled in Spain) and Gelase S . A . (a company domiciled in Belgium) wherein it holds 100 % of share capital . The subsidiary's corporate purpose is to carry out the following activities, in Spain and abroad: - Manage and administer securities representing the funds of non - resident entities in Spanish territory, through the organization of physical and human resources. CNAE Code 66.30/64.20. - Purchase, subscribe, hold, manage, administer, barter and sell domestic and foreign movable securities on its own without intermediation, through the organization of physical and human resources. CNAE Code 66.12. - Promote and develop all kinds of real estate, urban or soil management plans, whether for industrial, commercial or housing purposes. This shall include purchasing, holding, managing, administering, bartering and selling all kinds of real estate assets. CNAE Code 4110 and 683.2. - Perform all kinds of economic, financial and commercial surveys, as well as real estate - related surveys including those regarding the management, administration, merger and concentration of companies, and the provision of trade and entrepreneurial services. CNAE Code 69.20. - Exception is made of activities reserved by Law to Collective Investments Institutions, as well as those expressly reserved by the Stock Exchange Law to stockbroking agents and/or Securities and Exchange Companies. - Should legal provisions require a certain professional title, administrative authorization or filing with public registers to perform any of the activities included in the corporate purpose, such activities shall be carried out by individuals holding such title and, as the case may be, shall not be initiated without compliance with administrative requirements. The mentioned activities also may be carried out, in full or in part, indirectly through investments in other companies having the same or similar corporate purpose as that described above, or under any form pursuant to the Law. Éxito Industrias S.A.S. A subsidiary incorporated by private document on June 26 , 2014 . Its corporate purpose is (i) acquire, store, transform, manufacture, sell and in general distribute under any type of contract textile goods of domestic or foreign make, and acquire, give or receive property under lease agreements devoted for opening stores, shopping malls and other locations adequate for the distribution of merchandise and the sale of goods or services ; (ii) launch and operate e - commerce activities in Colombia ; (iii) enter into all kinds of contracts including, without limitation, lease, distribution, operation, association, purchase - sale, technical assistance, supply, inspection, control and service contracts seeking to adequately perform its corporate purpose ; (iv) provide all kinds of services including, without limitation, the execution of administration, advisory, consultancy, technical and presentation agreements seeking to adequately perform its corporate purpose ; and (v) Its main place of business is at Carrera 48 No . 32 Sur - 29 , Envigado, Colombia . The company's life span is indefinite . Compañía de Financiamiento Tuya S.A. A joint venture, joint control over which was acquired on October 31 , 2016 . It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín . Its main corporate purpose is to issue credit cards and grant consumer loans to low - income segments that the traditional banking system does not serve, promoting financial access .

42 Logística, Transporte y Servicios Asociados S.A.S. A subsidiary incorporated on May 23 , 2014 , under Colombian laws . Its main corporate purpose is the provision of air, land, maritime, fluvial, railway and multimodal domestic and international freight services for all kinds of goods in general . Its main place of business is at Carrera 48 No . 32 B Sur - 139 , Envigado, Colombia . The company's life span is indefinite . Puntos Colombia S.A.S. A joint venture established on April 19 , 2017 under Colombian law . Its main corporate purpose is operating a loyalty program, pursuant to which its users earn points when purchasing from its partners, as well as the buying and selling of points . These points are redeemable for products or services available at the Puntos Colombia platform . Éxito Viajes y Turismo S.A.S. A subsidiary incorporated on May 30 , 2013 , under Colombian laws . Its main corporate purpose is the exploitation of tourism - related activities, as well as the representation of the tourism industry and the opening of travel agencies whatever its nature and the promotion of domestic and international tourism . Its main place of business is at Carrera 43 No . 31 - 166 , Medellín, Colombia . The company's life span is indefinite . Marketplace Internacional Éxito y Servicios S.A.S. A subsidiary incorporated on September 12 , 2018 under Colombian laws . Its main corporate purpose is carrying out the following activities in one or several free - trade zones : (i) provision of services to access the e - commerce platform made available by the company, through which those logging in may perform trade transactions ; (ii) activities required to ensure an adequate performance of the e - commerce platform through which accessing sellers and buyers conduct transactions : (iii) issue, commercialization, processing and reimbursement of IOUs, coupons, cards or bonuses, whether physical or digital, or through any other technological means used as a mechanism to access the goods and services offered . Its main place of business is at Carrera 48 No . 32 B Sur - 139 , Envigado, Colombia . The company's life span is indefinite . According to the record made at the Cámara de Comercio de Aburrá Sur on January 21 , 2025 , and according to page 186183 of book IX, it is established that the company’s Shareholders' Assembly approved, as per Act No . 24 of December 23 , 2014 , the notation as a dissolved legal entity and entering into liquidation under the terms established in the Commercial Code of Colombia . Almacenes Éxito Inversiones S.A.S. A subsidiary incorporated by private document on September 27 , 2010 . Its corporate purpose is mainly (i) incorporate, finance, promote, invest, individually or jointly with other individuals or legal entities, in the incorporation of companies o businesses whose purpose is the manufacturing or trading of goods, objects, merchandise, articles or elements or the provision of services related with the exploitation of trade establishments and link with such companies as associate, by contributing cash, goods or services, and (ii) promote, invest, individually or jointly with other individuals or legal entities, in the provision of networks, services and telecommunications added value, particularly all activities permitted in Colombia or abroad related with telecommunications, mobile phone and added value services . Its main place of business is at Carrera 48 No . 32 B Sur - 139 , Envigado, Colombia . The company's life span is indefinite . Transacciones Energéticas S.A.S. E.S.P. A subsidiary incorporated on March 12 , 2008 . This new corporate name was created as of February 16 , 2021 (Note 17 . 2 ) . As a consequence of this change of corporate name, the main corporate purpose consists of the trading of electric power, acquiring energy in the wholesale market for sale to end users and acquiring energy for the regulated market through a uniform conditions contract, and for the non - regulated market through a bilateral negotiation contract . Its main place of business is at Carrera 48 No . 32 B Sur - 139 , Envigado, Colombia . The company's life span is indefinite . Fideicomiso Lote Girardot The plot of land was acquired by means of assignment of fiduciary rights on February 11, 2011 through Alianza Fiduciaria S.A. Its purpose is to acquire title to the property on behalf of the Company. Its main place of business is at Carrera 10 and 11 with Calle 25, Girardot, Colombia. Patrimonio Autónomo Iwana Established on December 22 , 2011 as a stand - alone trust fund through Fiduciaria Bancolombia S . A . Its business purpose is to operate Iwana shopping mall, including maintaining legal title to the property ; execute lease agreements and the extension, renewal, amendment and termination of such agreements in accordance with the instructions received from the trustor (Parent) in its capacity as real estate administrator ; the business purpose also includes manage resources, make payments as required to administer and operate the business premises and other units that are part thereof . The main place of business of the shopping mall is at Carrera 11 No . 50 – 19 , Barrancabermeja, Colombia . Sara ANV S . A . Joint venture established on June 17, 2022. Its main corporate purpose is the performance of all operations, businesses, acts, services, or activities that, by of the applicable financial regulation, result from acquirer activities, whether carried out directly or through third parties. Its main address is in Envigado, Colombia.. Depósitos y Soluciones Logísticas S.A.S. A subsidiary incorporated on June 21, 2019, under Colombian laws. Its main corporate purpose is the storage of goods under customs control. Its main place of business is located at calle 43 sur No. 48 - 127, Envigado, Colombia. The company's life span is indefinite.

Gestión y Logística S.A.

A subsidiary incorporated on September 7, 2021. Its corporate purpose consists mainly of the rendering of services in general, as well as the purchase and sale of all kinds of real estate and personal property. The main place of business is in Panama City. The company's life span is indefinite.

Note 17.4. Investments in joint ventures with material non-controlling interests

At December 31, 2024 and at December 31, 2023 the following are joint ventures with material non-controlling interests:

Investment	Material Non-controlling interests Year ended December 31, 2024	2023
Joint venture		
Compañía de Financiamiento Tuya S.A.	50%	50%
Puntos Colombia S.A.S.	50%	50%
Sara ANV S.A.	50%	50%

Below is a summary of financial information regarding joint ventures with material non-controlling interests at December 31, 2024:

Companies	Current assets	Non-current assets	Current liabilities	Non-current Liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	2,620,497	268,363	1,650,537	730,294	508,029	1,129,336	(155,514)	-
Puntos Colombia S.A.S.	245,843	26,107	217,740	18,828	35,382	402,730	15,410	-
Sara NV S.A.	1,229	3,695	453	-	4,471	158	(3,640)	-

Companies	Cash and cash equivalents	Current financial Liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	317,389	1,591,648	724,328	3,879	(9,940)	(28,325)	53,567
Puntos Colombia S.A.S.	116,337	75,647	785	8,795	(228)	(9,012)	(8,788)
Sara NV S.A.	1,071	452	-	8	-	(378)	-

Below is a summary of financial information regarding joint ventures with material non-controlling interests at December 31, 2023:

Companies	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Sara NV S.A.	2,052	3,251	426	-	4,877	245	(733)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non-current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550	(3,724)
Sara NV S.A.	1,819	425	-	2	-	(196)	-

(*) There are no other comprehensive income figures proceeding from this companies.

43

Note 17.5. Other information

The reconciliation of summarized financial information reported to the carrying amount of subsidiaries and joint ventures in the separate financial statements is shown below:

	December 31, 2024			
Companies	**Net assets**	**Ownership percentage**	**Proportionate share of net assets**	**Carrying amount (1)**
Spice Investment Mercosur S.A.	1,832,273	100%	1,832,273	1,969,375
Onper Investment 2015 S.L. (1)	1,131,443	100%	1,131,443	1,131,443
Patrimonio Autónomo Viva Malls	2,092,841	51%	1,067,349	1,007,236
Compañía de Financiamiento Tuya S.A.	508,029	50%	254,015	271,548
Éxito Industrias S.A.S.	209,419	98%	205,230	197,180
Logística, Transporte y Servicios Asociados S.A.S.	24,004	100%	24,004	23,961
Puntos Colombia S.A.S.	35,382	50%	17,691	17,691
Almacenes Éxito Inversiones S.A.S.	11,597	100%	11,597	9,313
Éxito Viajes y Turismo S.A.S.	11,961	51%	6,100	6,134
Marketplace Internacional Éxito y Servicios S.A.S.	5,887	100%	5,887	5,887
Transacciones Energéticas S.A.S. E.S.P.	5,724	100%	5,724	4,861
Fideicomiso Lote Girardot	3,850	100%	3,850	3,850
Patrimonio Autónomo Iwana	4,902	51%	2,500	2,659
Sara ANV S.A.	4,471	50%	2,236	1,981
Depósito y Soluciones Logísticas S.A.S.	414	100%	414	414
Gestión y Logistica S.A.	127	100%	127	127

	December 31, 2023			
Companies	**Net assets**	**Ownership percentage**	**Proportionate share of net assets**	**Carrying amount (1)**
Spice Investment Mercosur S.A.	1,787,898	100%	1,787,898	1,958,360
Onper Investment 2015 S.L. (1)	602,306	100%	602,306	602,306
Patrimonio Autónomo Viva Malls	2,139,039	51%	1,090,910	1,022,196
Compañía de Financiamiento Tuya S.A.	405,043	50%	202,521	220,079
Éxito Industrias S.A.S.	239,106	97.95%	234,204	225,768
Logística, Transporte y Servicios Asociados S.A.S.	20,045	100%	20,045	19,996
Puntos Colombia S.A.S.	19,972	50%	9,986	9,986
Almacenes Éxito Inversiones S.A.S.	8,143	100%	8,143	5,859
Éxito Viajes y Turismo S.A.S.	13,065	51%	6,663	6,728
Marketplace Internacional Éxito y Servicios S.A.S.	6,263	100%	6,263	6,263
Transacciones Energéticas S.A.S. E.S.P.	4,363	100%	4,363	4,290
Fideicomiso Lote Girardot	3,850	100%	3,850	3,850
Patrimonio Autónomo Iwana	5,146	51%	2,624	2,814
Sara ANV S.A.	4,877	50%	2,438	2,292
Depósito y Soluciones Logísticas S.A.S.	409	100%	409	409
Gestión y Logistica S.A.	170	100%	170	170

(1) Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2024, and December 31, 2023.

There are no restrictions on the capability of investments accounted for using the equity method to transfer funds in the form of cash dividends, or loan repayments or advance payments.

There are not contingent liabilities incurred related to its participation therein.

There are no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them, except for mentioned in Note 21.

These investments have no restrictions or liens that affect the interest held in them.

Note 18. Non-cash transactions

During the year ended at December 2024 and 2023, the Company had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 12.1 and 14, respectively.

44

45 Note 19. Loans and borrowing The balance of loans and borrowing is shown below: December 31, 2023 December 31, 2024 815,518 1,681,847 Bank loans 578,706 1,553,175 Current 236,812 128,672 Non - current The movement in loans and borrowing during the reporting periods is shown below: 791,098 Balance at December 31, 2022 1,125,000 Proceeds from loans and borrowing 213,084 Interest accrued (1,099,526) Repayments of loans and borrowings (214,138) Payments of interest of loans and borrowings 815,518 Balance at December 31, 2023 (1) 1,397,515 Proceeds from loans and borrowing (2) 206,038 Interest accrued (549,526) Repayments of loans and borrowings (3) (187,698) Payments of interest of loans and borrowings 1,681,847 Balance at December 31, 2024 (1) As of December 31 , 2023 , the balance corresponds to $ 108 , 969 from the bilateral loan agreement signed on March 27 , 2020 , $ 136 , 727 from the bilateral credit agreement signed on June 3 , 2020 ; the renewal of the bilateral credit with three new bilateral loans for $ 202 , 663 , $ 126 , 478 , and $114,053 signed on March 26, 2021; as well as $101,280 and $25,348 from new bilateral loans signed on August 28, 2023 (2) The Company requested disbursements of $ 30 , 000 , $ 70 , 000 , and $ 230 , 000 from the bilateral revolving credit agreement signed on February 18 , 2022 ; a disbursement of $ 300 , 000 from the bilateral revolving credit agreement signed on October 10 , 2022 ; and a disbursement of $ 200 , 000 from another bilateral revolving credit agreement signed on April 4 , 2022 . In February 2024, the Company requested disbursements of $70,000 from the bilateral revolving credit agreement signed on February 18, 2022, and $100,000 from the bilateral credit agreement signed on February 12, 2024. In August and September, the Company requested disbursements of $132,515 from the bilateral credit agreement signed on August 9, 2024, and $65,000 from the bilateral credit agreement signed on September 2, 2024. In October 2024, the Company requested a disbursement of $200,000 from the bilateral revolving credit agreement signed on October 28, 2024. (3) During the period ended December 31 , 2024 , the Company paid $ 50 , 000 related to the renewal of the bilateral credit agreement signed on March 26 , 2021 ; $ 51 , 192 related to two bilateral loans signed on March 26 , 2021 ; $ 48 , 334 for the bilateral loan signed on March 27 , 2020 ; $ 100 , 000 for the bilateral revolving credit agreement signed on April 4 , 2022 ; and $ 300 , 000 for the bilateral revolving credit agreement signed on October 10 , 2022 . These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, since they were not incurred during 2024 and 2023. The weighted rate of bank loans in nominal terms as of December 31, 2024, is IBR (Bank Reference Rate) + 2%. As of December 31, 2024, the Company has available unused credit lines to minimize liquidity risks, as follows: 400,000 Bancolombia S.A. 400,000 Total Below is a detail of maturities for non - current loans and borrowings outstanding at December 31, 2024, discounted at present value (amortized cost): Total Year 65,887 2026 32,085 2027 14,244 2028 16,456 >2029 128,672

46 Covenants Under loans and borrowing contracts, the Company is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27 , 2020 , the Company is committed to maintain a leverage financial ratio of less than 2 . 8 x . Such ratio will be measured annually on April 30 or, if not a working day, the next working day, based on the audited separate financial statements of the Company for each annual period . As at December 31, 2024 and 2023, the Company complied with its covenants. Additionally, from the same loans and borrowing contracts the Company is subject to comply with some non - financial covenant, which at December 31 , 2024 and December 31 , 2023 , were complied . Note 19 . 1 . Financial leverage ratio The following is the estimation of the financial leverage ratio: December 31, 2023 December 31, 2024 Current (liabilities) assets (578,706) (1,553,175) Current financial (liabilities) (1) (16,787) (1,452) Other current financial (liabilities) (2) (Note 24) 2,378 4,469 Other current financial assets (3) Non - current (liabilities) assets (236,812) (128,672) Non - current financial (liabilities) (1) (829,927) (1,678,830) Total liabilities, net 1,034,574 1,123,554 Adjusted recurring Ebitda 0.80 1.49 Net liabilities/Adjusted recurring Ebitda (1) Financial liabilities: December 31, 2023 December 31, 2024 815,518 1,681,847 Bank loans 578,706 1,553,175 Current 236,812 128,672 Non - current (2) Other current financial liabilities: December 31, 2023 December 31, 2024 11,299 1,174 Derivative financial instruments 5,488 278 Derivative financial instruments designated as hedge instruments 16,787 1,452 Total other current financial liabilities (3) Other current financial assets: December 31, 2023 December 31, 2024 2,378 - Derivative financial instruments designated as hedge instruments - 4,469 Derivative financial instruments 2,378 4,469 Total other current financial assets Other non - current financial assets: (4) Under contract terms, the estimation of the Ebitda is as follows: - Recurring operating income of the last 12 months, measured pursuant to IFRS 16, - Plus depreciation and amortization, and all other expenses not involving cash outflows, accrued during the same 12 - month period, including those arising from the depreciation of use rights pursuant to IFRS 16 - Plus dividends distributed by subsidiaries, directly or through special - purpose vehicles, under control of the Company, effectively received, - Plus proforma dividends of subsidiaries acquired during the last 12 months of activity. Proforma dividends are those dividends that would have been received if the Parent had acquired or maintained under control a subsidiary during the entire 12 - month period. Note 20. Employee benefits

The balance of employee benefits is shown below:

	December 31, 2024	December 31, 2023
Defined benefit plans	17,887	19,424
Long-term benefit plan	1,635	1,770
Total employee benefits	**19,522**	**21,194**
Current	**3,336**	**2,992**
Non-Current	**16,186**	**18,202**

Note 20.1. Defined benefit plans

The Company has the following defined benefit plans: Retirement pension plan and retroactive severance pay plan.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2024, and 2023, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement Pensions	Retroactive severance pay	Total
Balance at December 31, 2022	**15,406**	**404**	**15,810**
Cost of current service	-	11	11
Interest expense	1,939	51	1,990
Actuarial loss from changes in experience - OCI	883	21	904
Actuarial losses from financial assumptions - OCI	3,199	70	3,269
Benefits paid	(2,505)	(55)	(2,560)
Balance at December 31, 2023	**18,922**	**502**	**19,424**
Cost of current service	-	14	14
Interest expense	1,938	53	1,991
Actuarial loss (gain) from changes in experience - OCI	310	(6)	304
Actuarial (gain) from financial assumptions- OCI	(1,213)	(3)	(1,216)
Benefits paid	(2,626)	(4)	(2,630)
Balance at December 31, 2024	**17,331**	**556**	**17,887**

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, future annuities rate, inflation rates and mortality rates are as follows:

	Year ended December 31,			
	2024		2023	
	Retirement pensions	Retroactive severance Pay	Retirement pensions	Retroactive severance pay
Discount rate	12.30%	10.80%	11.00%	10.50%
Annual salary increase rate	5.5%	5.5%	5.5%	5.5%
Future annuities increase rate	4.5%	0.00%	4.5%	0.00%
Annual inflation rate	4.5%	4.5%	5.5%	5.5%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

Years of service	December 31, 2024	December 31, 2023
From 0 to less than 5	20.56%	22.27%
From 5 to less than 10	10.01%	10.84%
From 10 to less than 15	5.89%	6.38%
From 15 to less than 20	4.39%	4.76%
From 20 to less than 25	3.37%	3.65%
25 and more	2.54%	2.76%

47

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	Year ended December 31,			
	2024		2023	
Variation expressed in basis points	Retirement pensions	Retroactive severance pay	Retirement Pensions	Retroactive severance pay
Discount rate + 25	(215)	(2)	(256)	(3)
Discount rate – 25	220	2	263	3
Discount rate + 50	(424)	(4)	(506)	(6)
Discount rate – 50	447	5	535	6
Discount rate + 100	(827)	(9)	(985)	(11)
Discount rate – 100	918	9	1,102	12
Annual salary increase rate + 25	N/A	3	N/A	5
Annual salary increase rate - 25	N/A	(3)	N/A	(5)
Annual salary increase rate + 50	N/A	7	N/A	9
Annual salary increase rate - 50	N/A	(7)	N/A	(9)
Annual salary increase rate + 100	N/A	13	N/A	18
Annual salary increase rate - 100	N/A	(13)	N/A	(18)

Contributions for the next years funded with the Company's own resources are foreseen as follows:

	Year ended December 31,			
	2024		2023	
Year	Retirement pensions	Retroactive severance pay	Retirement Pensions	Retroactive severance pay
2024	-	-	2,654	5
2025	2,666	230	2,656	270
2026	2,657	133	2,624	84
2027	2,616	2	2,573	2
>2028	37,426	319	36,673	302
Total	**45,365**	**684**	**47,180**	**663**

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2024 is 5.7 years (December 31, 2023 -6.2 years).

The Company has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2024 amounted to $60,391 (December 31, 2023 - $59,323).

Note 20.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2024, and December 31, 2023, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015, the Company reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

48

Contributions for the next years funded with the Company's own resources are foreseen as follows: 49 The following are balances and movement of the long - term defined benefit plan: 1,528 Balance at December 31, 2022 57 Cost of current service 194 Interest expense 87 Actuarial loss from change in experience 240 Actuarial loss from financial assumptions (128) Cost of service past (208) Benefits paid 1,770 Balance at December 31, 2023 61 Cost of current service 173 Interest expense 24 Actuarial loss from change in experience (52) Actuarial (gain) from financial assumptions (341) Benefits paid 1,635 Balance at December 31, 2024 Actuarial assumptions used to make the calculations : Discount rates, salary increase rates, inflation rates and mortality rates are as follows: December 31, 2023 December 31, 2024 10.80% 11.80% Discount rate 5.5% 5.5% Annual salary increase rate 5.5% 4.5% Annual inflation rate 0.001117% - 0.034032% 0.001117% - 0.034032% Mortality rate - men 0.000627% - 0.019177% 0.000627% - 0.019177% Mortality rate - women Employee turnover, disability and early retirement rates are as follows: December 31, 2023 December 31, 2024 Years of service 22.27% 20.56% From 0 to less than 5 10.84% 10.01% From 5 to less than 10 6.38% 5.89% From 10 to less than 15 4.76% 4.39% From 15 to less than 20 3.65% 3.37% From 20 to less than 25 2.76% 2.54% 25 and more Sensitivity analysis : A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long - term benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate: December 31, 2023 December 31, 2024 Variation expressed in basis points (17) (15) Discount rate + 25 18 15 Discount rate – 25 (35) (30) Discount rate + 50 36 31 Discount rate – 50 (68) (59) Discount rate + 100 74 64 Discount rate – 100 19 16 Annual salary increase rate + 25 (18) (16) Annual salary increase rate - 25 38 33 Annual salary increase rate + 50 (37) (32) Annual salary increase rate - 50 77 67 Annual salary increase rate + 100 (72) (63) Annual salary increase rate - 100

Year	December 31, 2024	December 31, 2023
2024	-	334
2025	440	419
2026	294	278
2027	185	167
>2028	1,825	1,698
Total	**2,744**	**2,896**

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2024 is 4.0 years (December 31, 2023 - 4.3 years).

The Company has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2024 was recognized as an income in the amount of $156 (December 31, 2023 was recognized as an expense in the amount of $144).

Note 21. Provisions

The balance of provisions is shown below:

	December 31, 2024	December 31, 2023
Restructuring (1)	19,350	5,125
Legal proceedings (2)	14,621	14,442
Taxes other than income tax (Note 30)	-	242
Other	13,269	8,096
Total provisions	**47,240**	**27,905**
Current	**33,397**	**16,406**
Non-current	**13,843**	**11,499**

At December 31, 2024 and at December 31, 2023, there are no provisions for onerous contracts.

(1) The restructuring provision corresponds to the reorganization processes in stores, the corporate office, and distribution centers of the Parent Company. The value of the provision is calculated based on the necessary disbursements to be made, which are directly related to the restructuring plan.

(2) Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against the Company, related to labor and civil matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	December 31, 2024	December 31, 2023
Labor legal proceedings	10,920	8,031
Civil legal proceedings	3,701	6,411
Total legal proceedings	**14,621**	**14,442**

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2022	**12,695**	**3,578**	**10,457**	**7,451**	**34,181**
Increase	6,361	-	28,746	6,971	42,078
Payments	(1,451)	-	(32,814)	(5,953)	(40,218)
Reversals (not used)	(3,163)	(3,336)	(1,264)	(373)	(8,136)
Balance at December 31, 2023	**14,442**	**242**	**5,125**	**8,096**	**27,905**
Increase	8,319	-	54,398	21,063	83,780
Payments	(2,148)	-	(38,488)	(11,038)	(51,674)
Reversals (not used)	(5,247)	(242)	(1,685)	(5,597)	(12,771)
Reclassifications	(745)	-	-	745	-
Balance at December 31, 2024	**14,621**	**-**	**19,350**	**13,269**	**47,240**

Note 21.1. Estimated payments for other provisions.
The estimated payments of the other provisions that are in charge of the Company as of December 31, 2024 are as follows:

50

	Legal Proceedings	Taxes other than income taxes	Restructuring	Others	Total
Less than 12 months	779	-	19,350	13,269	33,398
From 1 to 5 years	13,842	-	-	-	13,842
Total estimated payments	**14,621**	**-**	**19,350**	**13,269**	**47,240**

Note 22. Trade payables and other payable

	December 31, 2024	December 31, 2023
Payables to suppliers of goods	2,165,933	2,024,389
Payables and other payable - agreements (1)	501,291	1,561,620
Payables to other suppliers	248,438	252,212
Labor liabilities	120,391	166,428
Purchase of assets (2)	41,531	87,623
Withholding tax payable (3)	36,488	42,537
Tax payable	9,494	9,033
Dividends payable	2,343	2,315
Other	25,541	35,515
Total trade payables and other payable	**3,151,450**	**4,181,672**
Current	**3,129,255**	**4,144,324**
Non-current	**22,195**	**37,348**

(1) The detail of payables and other payable - agreements is shown below:

	December 31, 2024	December 31, 2023
Payables to suppliers of goods	447,414	1,428,380
Payables to other suppliers	53,877	133,240
Total payables and other payable – agreements	**501,291**	**1,561,620**

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Company.

The Company cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier's right to freely transfer the title/receivable to any bank through endorsement.

Additionally, the Company enter into agreements with some financial institutions in Colombia, which grant an additional payment period for these anticipated receivables of the suppliers. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other players in the market that don't legally modify the nature of the commercial transactions.

(2) The decrease is basically for payment in amount of $22,873 from Clearpath contract.

(3) It corresponds to declarations of withholding taxes and other taxes that are pending payment, and which will be offset with the balance in favor of the income tax return for the year 2023.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a. For taxable 2024 and 2023 the income tax rate for corporates is 35%. For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b. From taxable 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c. Inflation adjustments were eliminated for tax purposes as of 2007.

d. From 2007 the tax on occasional gains was reinstated, payable by legal entities on total occasional gains obtained during the taxable year. From 2023 the rate is 15%.

e. A tax on dividends paid to individual residents in Colombia was established at a rate of 15%, triggered when the amount distributed is higher than 1,090 UVT (equivalent to $51 in 2024) when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. For domestic companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies y dichas and such profits have been generated from the 2017 tax year. For individuals not residents of Colombia and for foreign companies, the tax rate is 20% when such dividends have been taxed upon the distributing companies and such profits have been generated from the 2017 tax year. When

51

52 the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2024 and 2023. f. The tax base adopted is the accounting according to the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) with certain exceptions regarding the realization of revenue, recognition of costs and expenses and the merely accounting effects of the opening balance upon adoption of these standards . g. The tax on financial transactions is a permanent tax. 50% of such tax is deductible, provided that the tax paid is duly supported. h. Taxes, levies, and contributions actually paid during the taxable year or period are 100% deductible as long as they are related with proceeds of company's economic activity accrued during the same taxable year or period, including affiliation fees paid to business associations. i. Regarding contributions to employee education, the payments that meet the following conditions are deductible : (a) those devoted for scholarships and education forgivable loans to the benefit of employees, (b) payments to programs or care centers for the children of employees and (c) payments to primary, secondary, technical, technological and higher education institutions . j. VAT on the acquisition, formation, construction or import of productive real fixed assets may be discounted from the income tax. k. The income tax withholding rate on payments abroad is 0 % for services such as consultancy, technical services or technical assistance provided by third parties with physical residence in countries that have entered double - taxation agreements and apply the Most - Favored - Nation Clause and the 10 % for those to whom the Most - Favored - Nation Clause does not apply . l. The income withholding tax on payments abroad is 20% on consultancy services, technical services, technical assistance, professional fees, royalties, leases and compensations and 35% for management or administration services. m. Taxes paid abroad shall be deemed tax discounts during the taxable year of payment, or during any subsequent taxable period . The withholding tax rate on income for payments abroad to third parties located in non - cooperating jurisdictions, with low or no taxation, and preferential tax regimes is 35% . n. Starting in 2024, the withholding tax rate on income for payments abroad to suppliers with Significant Economic Presence (PES) who are subject to the withholding mechanism is 10%. o. The taxes paid abroad will be treated as a tax credit in the tax year in which the payment was made or in any of the following taxable periods. p. The annual adjustment applicable at December 31, 2024 to the cost of furniture and real estate deemed fixed assets is 10.97%. Tax credits Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred. Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five (5) years. Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer's net income. At December 31, 2024, the Company has accrued $ - (at December 31, 2023 - $61,415) excess presumptive income over net income. The movement of the Company excess presumptive income over net income during the reporting period is shown below: 211,190 Balance at December 31, 2022 (149,775) Offsetting of presumptive income against net income for the period 61,415 Balance at December 31, 2023 (600) Offsetting of presumptive income against net income from the prior period (60,815) Offsetting of presumptive income against net income for the period - Balance at December 31, 2024 At December 31, 2024, the Company has accrued tax losses amounting to $740,337 (at December 31, 2023 - $740,337). The movement of tax losses at the Company during the reporting period is shown below: 740,337 Balance at December 31, 2022 - Adjustment from prior periods 740,337 Balance at December 31, 2023 (35,980) Tax expense during the period 704,357 Balance at December 31, 2024 Finality of tax returns

53 As of 2020 the general finality of income tax returns is 3 years, and for taxpayers required to file transfer pricing information and returns giving rise to loss and tax offsetting is 5 years. For 2023 and until 2026 , if there is a 35 % increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be six months ; if there is a 25 % increase in the net income tax with respect to the net income tax of the previous period, the finality of the tax returns will be twelve months . The income tax return for 2023 , 2022 , 2021 and 2020 showing a balance receivable is open to review for 5 years as of filing date considering that the Company is subject to the transfer pricing regime, the income tax return for 2019 showing tax losses and a balance receivable is open to review for 5 years as of filing date ; the income tax returns for 2018 where tax losses and balances receivable were assessed, are open to review for 6 years as of filing date . Tax advisors and Company management are of the opinion that no additional taxes payable will be assessed, other than those carried at December 31, 2024. The Company reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain applied tax treatments. The mentioned evaluation has not resulted in any modifications. Transfer pricing Company transactions with its controlling entity, subsidiaries and related parties located at the free - trade zone or abroad have been carried out in accordance with the arm's length principle as if they were independent parties, as required by Transfer Pricing provisions set out by domestic tax regulations . Independent advisors updated the transfer pricing survey as required by tax regulations, aimed at demonstrating that transactions with foreign related parties were carried out at market values during 2023 . For this purpose, the Company filed an information statement and has a survey available as of September 18 , 2024 . Note 23 . 2 . Current tax assets and liabilities The balances of current tax assets and liabilities recognized in the statement of financial position are: Current tax assets: December 31, 2023 December 31, 2024 274,411 263,820 Income tax credit receivable 133,608 148,902 Tax discounts applied 70,904 77,385 Industry and trade tax advances and withholdings 17,257 5,562 Tax discounts from taxes paid abroad 496,180 495,669 Total current tax assets Current tax liabilities December 31, 2023 December 31, 2024 96,829 103,659 Industry and trade tax payable 3,620 5,009 Tax on real estate 100,449 108,668 Total current tax liabilities Note 23.3. Income tax

The reconciliation between the accounting (loss) and the taxable (loss), as well as the calculation of the tax expense, are as follows:

	Year ended December 31,	
	2024	**2023**
Profit before income tax	**22,120**	**73,736**
Plus		
IFRS adjustments with no tax impact (1)	209,649	168,101
Non-deductible expenses	57,155	29,796
Others (2)	24,198	20,997
Reimbursement of fixed assets depreciation for income - producing upon sales of assets	-	2,011
Minus		
Non-taxable dividends received from subsidiaries	(68,456)	(12,620)
Others (2)	(11,620)	(41,476)
Additional 30% deduction for apprentice salaries (voluntary)	(227)	(258)
Net income	**232,819**	**240,287**
Exempt income(a)	**(90,910)**	**(65,090)**
Net income before compensations	**141,909**	**175,197**
Compensations (b)	(96,795)	**(149,775)**
Net income after compensations	45,114	**25,422**
Income tax rate	**35%**	**35%**
Subtotal (expense) current income tax	**(15,790)**	**(8,898)**
(Expense) occasional income tax	**(70)**	**(390)**
Tax credits	3,948	**2,224**
Total (expense) current and occasional income tax	**(11,912)**	**(7,064)**
Adjustment with respect to current income tax from previous years (c)	**(1,554)**	**100**
(Expense) taxes paid abroad (d)	**(1,090)**	**(2,676)**
Total (expense) current and occasional income tax	**(14,556)**	**(9,640)**

(a) It corresponds to the dividends received from the subsidiary Spice Investment Mercosur S.A. and the exchange difference realized from the capital restitution of Spice Investment Mercosur S.A.

(b) Compensation of excess presumptive income and tax losses with taxable income from the periodo (Note 23.1).

(c) For 2024, this expense in current income tax is due to the recognition of economic events at the time of filing the income tax return for 2023, primarily due to the variation in the certified withholding tax balances on income attributed by the company in its tax declaration.

(d) It corresponds to the withholdings applied to the dividends received from the subsidiary Spice Investment Mercosur S.A.

(1) The IFRS adjustments with no tax impact correspond to:

	Year ended December 31,	
	2024	**2023**
Other accounting expenses with no tax impact (*)	465,673	421,635
Higher accounting depreciation over fiscal depreciation, net	168,104	209,793
Accounting provisions	130,082	92,681
Non-taxable dividends from subsidiaries	84,034	77,710
Net exchange differences	81,506	(52,902)
Taxable actuarial calculation	1,198	550
Taxable leases	(282,896)	(254,853)
Results under the equity method, net	(189,727)	(247,332)
Non-accounting fiscal costs, net	(83,572)	5,145
Recovery of provisions	(75,760)	(30,227)
Excess of fiscal personnel expenses over accounting expenses	(75,417)	(21,727)
Other non-taxable accounting (income) expenses, net	(8,006)	(26,385)
Higher fiscal depreciation over accounting depreciation	(5,570)	(5,961)
Non-deductible taxes	-	(26)
Total	**209,649**	**168,101**

(*) It corresponds to the differences associated with the tax treatment of leases under IFRS 16

(2) The concept of others corresponds to:

54

	Year ended December 31,	
	2024	2023
Tax on financial transactions	9,205	8,188
Special deduction for donations to food banks and others	8,583	7,070
Accounting provision and write-offs of receivables	2,199	(1,820)
Fines, sanctions, and lawsuits	1,978	2,160
ICA tax deduction paid after the income tax filing	1,228	(162)
Taxes assumed and valuation	683	4,066
Taxable income - recovery of depreciation on sold fixed assets	322	1,495
Total	**24,198**	**20,997**
Profit from the sale of fixed assets declared as occasional income	(4,934)	(21,785)
Deduction for hiring personnel with disabilities	(3,577)	(2,599)
Recovery of costs and expenses	(2,548)	(16,731)
Non-deductible taxes	(561)	(361)
Total	**(11,620)**	**(41,476)**

The components of the income tax gain recognized in the statement of profit or loss were:

	Year ended December 31,	
	2024	2023
Deferred tax gain (Note 23.5)	47,222	61,902
Current income tax (expense)	(11,842)	(6,674)
Adjustment in respect of current income tax of prior periods	(1,554)	100
(Expense) tax paid abroad	(1,090)	(2,676)
(Expense) occasional gain current tax	(70)	(390)
Total income tax gain	**32,666**	**52,262**

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,			
	2024	Rate	2023	Rate
Profit before income tax from continuing operations	**22,120**		**73,736**	
Tax expense at enacted tax rate in Colombia	(7,742)	(35%)	(25,808)	(35%)
Unrecognition deferred tax from prior periods	(1,553)		(1,186)	
Local operations without fiscal impact	12,911		37,989	
Share of income in local joint ventures	29,050		41,267	
Total income tax gain	**32,666**	**148%**	**52,262**	**71%**

Note 23.4. Minimum Taxation Rate

With the entry into force of Law 2277 of 2022, which in its Article 10 added Paragraph 6 to Article 240 of the Tax Statute, the minimum taxation rate regime (TTD) is included in Colombia. It is important to note that this regulation presents substantial differences from the minimum taxation proposal of the Organization for Economic Co-operation and Development (OCDE) under Pillar II. This calculation considers a tax and an adjusted profit, performed on a consolidated basis for companies belonging to business groups.

The Company in compliance with the aforementioned regulation calculated the minimum tax rate as of December 31, 2024, is as follows:

Earnings before income tax	**22,120**
Permanent differences that increase net income	209,759
Net income from occasional gain affecting earnings before taxes	(469)
Income exempted by application of treaties to avoid double taxation - CAN -CHC (1) and other exempted income considered for the purification of the minimum tax rate	(15,578)
Offset of tax losses or excess of presumptive income taken in the taxable year and that did not affect earnings before taxes.	(96,796)
Equity method income for the respective taxable year	(342,507)
Net (loss) adjusted (2)	**(223,471)**
Net income tax	-
Tax credits for application of treaties to avoid double taxation (taxes paid abroad)	11,842
Total (expense) income tax, current (Note 23.3)	**(11,842)**

(1) (CAN) Andean Community of Nations and (CHC) Colombian Holding Entities.

(2) In accordance with the Colombian Tax Regulation for those taxpayers whose adjusted profit is equal to or less than zero, the Minimum Tax Rate does not apply.

Note 23.5. Deferred tax

55

	December 31, 2024			December 31, 2023		
	Deferred tax assets	Deferred tax liabilities	Deferred tax, net	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Lease liability	615,431	-	615,431	619,900	-	619,900
Tax losses	246,525	-	246,525	259,118	-	259,118
Tax credits	60,098	-	60,098	61,449	-	61,449
Trade payables and other payables	2,255	-	2,255	11,389	-	11,389
Investment property	-	(37,022)	(37,022)	-	(41,499)	(41,499)
Buildings	-	(110,330)	(110,330)	-	(138,744)	(138,744)
Goodwill	-	(217,715)	(217,715)	-	(217,687)	(217,687)
Right of use asset	-	(531,670)	(531,670)	-	(542,196)	(542,196)
Other	165,793	(16,987)	148,806	113,543	(16,108)	97,435
Excess presumptive income	-	-	-	21,495	-	21,495
Total	**1,090,102**	**(913,724)**	**176,378**	**1,086,894**	**(956,234)**	**130,660**

The movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Year ended December 31,	
	2024	2023
Gain from deferred tax recognized in income	47,222	61,902
(Expense) from deferred tax recognized in other comprehensive income	(1,504)	8,598
Total movement of net deferred tax	**45,718**	**70,500**

Temporary differences related to investments in subsidiaries and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2024 amounted to $1,501,291 (at December 31, 2023 - $971,259).

Deferred tax items are not expected to be realized within less than one year.

Note 23.6. Income tax consequences related to payments of dividends

There are no income tax consequences related to the payment of dividends in either 2024 or 2023 by the Company to its shareholders.

Note 24. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	December 31, 2024	December 31, 2023
Collections on behalf of third parties (1)	160,220	132,776
Derivative financial instruments (2)	1,174	11,299
Derivative financial instruments designated as hedge instruments (3)	278	5,488
Total derivative instruments and collections on behalf of third parties	**161,672**	**149,563**

(1) Collections on behalf of third parties includes amounts received for services where the Company acts as an agent, such as travel agency sales, card collections, money collected for subsidiaries as part of the in-house cash program and payments and banking services provided to customers. Include $138,340 (at December 31, 2023 - $60,594) with related parties (Note 9.6).

(2) As of December 31, 2024, it corresponds to the following transactions:

	Nature of the covered risk	Covered item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liabilities	MUSD / $16.600 MEUR / $4.020	1,174

The detail of maturities of these instruments at December 31, 2024 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

As of December 31, 2023, it corresponds to the following transactions:

56

57 Fair value Notional amount Covered item Nature of the covered risk 11,299 MUSD / $34.600 MEUR / $4.110 Foreign currency liabilities Exchange rate Forward The detail of maturities of these instruments at December 31, 2023 is shown below: Total More than 12 months From 6 to 12 months From 3 to 6 months Less than 3 months Derivative 11,299 - - 4,361 6,938 Forward (3) Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models used by market participants. At December 31, 2024, relates to the following transactions: Fair value Amounts recognized in profit or loss Amounts recognized in other comprehensi ve income Amount hedged Range of rates for hedge Instruments Range of rates for hedged item Hedged item Nature of risk hedged 278 - 5,210 5.2MUSD 1 USD / $4,466.19 USD/COP Trade accounts payable and other accounts payable – Purchase of assets (Note 22) Exchange rate Forward The detail of maturities of these hedge instruments at December 31, 2024 is shown below: Total More than 12 months From 6 to 12 months From 3 to 6 months From 1 to 3 months Less than 1 month 278 - - - - 278 Forward At December 31, 2023, relates to the following transactions: Fair value Amounts recognized in profit or loss Amounts recognized in other comprehensive income Amount hedged Range of rates for hedge instruments Range of rates for hedged item Hedged item Nature of risk hedged 5,488 - (5,488) 15.5MUSD 1 USD / $4,204.54 USD/COP Trade accounts payable and other accounts payable – Purchase of assets (Note 22) Exchange rate Forward The detail of maturities of these hedge instruments at December 31, 2023 is shown below: Total More than 12 months From 6 to 12 months From 3 to 6 months From 1 to 3 months Less than 1 month 5,488 - - - 2,867 2,621 Forward The Company has documented the effectiveness testing of the hedge by assessing that: - There is an economic relationship between the hedged item and the hedging instrument, - The effect of credit risk does not predominate, - The hedge ratio of the hedging relationship is the same as the ratio derived from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item. Note 25. Other liabilities

The balance of other liabilities is shown below:

	December 31, 2024	December 31, 2023
Deferred revenues (1)	170,359	200,205
Advance payments under lease agreements and other projects (2)	929	2,353
Advance payments for land sold (3)	832	-
Instalments received under "plan resérvalo"	160	160
Repurchase coupon	100	239
Total other liabilities	**172,380**	**202,957**
Current	**172,002**	**200,604**
Non-current	**378**	**2,353**

(1) Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

The Company considers deferred revenues as contractual liabilities. The movement of deferred revenue and the related revenue recognized during the reporting periods, is shown below:

	Deferred revenue
Balance at December 31, 2022	**143,074**
Additions	3,634,977
Revenue recognized	(3,577,846)
Balance at December 31, 2023	**200,205**
Additions	8,646,303
Revenue recognized	(8,676,149)
Balance at December 31, 2024	**170,359**

(2) The variation corresponds to the payment received from the sale of the López de Galarza building in Ibagué in November for $2,484.

(3) It corresponds to the advance payment for the sale of the La Colina land for $832.

Note 26. Shareholders' equity

Capital and premium on placement of shares

At December 31, 2024 and at December 31, 2023, the Company authorized capital is represented in 1.590.000.000 common shares with a nominal value of $3.3333 colombian pesos each.

At December 31, 2024 and at December 31, 2023, the number of subscribed shares is 1.344.720.453 and the number of treasury shares reacquired is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Company´s shares.

The premium on placement of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed as profits upon winding-up of the company, or upon capitalization of this value. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company´s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

- Legal reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of the Bylaws of Almacenes Éxito S.A., corporations shall establish a legal reserve equivalent to at least 50% of the subscribed capital. To achieve this, 10% of the net profits of each fiscal year must be allocated to the legal reserve until this minimum percentage is reached. Once the 50% threshold is reached, it will be up to the General Shareholders' Meeting to decide whether to continue increasing the legal reserve. However, if the reserve decreases, it will be mandatory to allocate 10% of the net profits of each year until the reserve reaches the established limit again.
- Occasional reserve: Occasional reserve established by the General Shareholders' Meeting.
- Reserve for share repurchase: Occasional reserve established by the General Shareholders' Meeting for the purpose of repurchasing shares.
- Reserve for future dividend payments: Occasional reserve created by the General Shareholders' Meeting to ensure the distribution of future dividends to shareholders.

Other accumulated comprehensive income

58

59 The tax effect on the components of other comprehensive income is shown below: December 31, 2023 December 31, 2024 Net value Tax effect Gross value Net value Tax effect Gross value (4,493) - (4,493) (5,335) - (5,335) Measurement from financial instruments designated at fair value through other comprehensive income (3,266) 1,793 (5,059) (2,163) 1,544 (3,707) Remeasurement on defined benefit plans (2,288,677) - (2,288,677) (2,294,102) - (2,294,102) Translation exchange differences (18,977) - (18,977) (18,977) - (18,977) (Loss) on hedge of net investment in foreign operations 11,367 2,611 8,756 13,573 1,423 12,150 Gain from cash - flow hedge (2,304,046) 4,404 (2,308,450) (2,307,004) 2,967 (2,309,971) Total other accumulated comprehensive income Note 27. Revenue from contracts with customers The amount of revenue from contracts with customers is as shown: Year ended December 31, 2023 2024 15,026,313 15,364,754 Retail sales (1) 374,468 406,572 Service revenue (2) 54,227 68,921 Other revenue (3) 15,455,008 15,840,247 Total revenue from contracts with customers (1) Retail sales represent the sale of goods and real estate projects net of returns and sales rebates. This amount corresponds the following items: Year ended December 31, 2023 2024 14,976,917 15,341,570 Retail sales, net of sales returns and rebates 49,396 23,184 Sale of inventories of real estate project (a) 15,026,313 15,364,754 Total retail sales (a) As of December 31 , 2024 , it corresponds to the sale of 14 . 04 % of the Éxito Occidente real estate project for $ 2 , 850 , the sale of Montería Centro for $ 10 , 350 , the sale of López de Galarza for $ 2 , 484 , and the sale of La Colina for $ 7 , 500 . As of December 31 , 2023 , it corresponds to the sale of inventory from the Galería la 33 real estate project for $ 29 , 208 , the sale of the Carulla Calle 100 real estate project for $ 18 , 000 , and the sale of 20 . 43 % of the La Secreta property for $ 2 , 188 . (2) Revenues from services and rental income comprise: Year ended December 31, 2023 2024 96,020 86,084 Advertising 84,829 81,519 Distributors 46,105 60,197 Lease of physical space 54,708 56,445 Lease of real estate (Note 14.4) 17,123 54,960 Commissions (a) 20,045 21,183 Administration of real estate 21,817 20,822 Banking services 12,033 13,128 Transport 9,096 7,748 Money transfers 12,692 4,486 Other services 374,468 406,572 Total service revenue (a) The increase corresponds mainly to the payment received from Tuya S.A. for discounts granted on the use of the card, amounting to $39,403. (3) Other revenue relates to:

Year ended December 31, 2023 2024 20,252 17,979 Marketing events 7,513 11,333 Collaboration agreements (a) 3,656 6,146 Leverages of assets 4,606 5,013 Financial services 2,592 4,565 Fee real estate projects 3,792 3,835 Royalty revenue 1,586 1,780 Technical assistance 3,777 1,772 Recovery of other liabilities 1,772 1,215 Use of parking spaces 4,681 15,283 Other (b) 54,227 68,921 Total other revenue (a) Represents revenue from the following collaboration agreements which consist of contracts to carry out projects or activities: Year ended December 31, 2023 2024 4,010 5,645 Redeban S.A. 2,907 3,091 Éxito Media 481 1,343 Alianza Sura - 1,234 Autos Éxito 115 20 Moviired S.A.S. 7,513 11,333 Total revenue from collaboration agreements 60 (b) Corresponds mainly to the reimbursement of insurance for claims amounting to $10,492. Note 28. Distribution, administrative and selling expenses

Note 30. Other operating (expenses) revenue and other (losses) gains, net 61 The amount of distribution, administrative and selling expenses by nature is: Year ended December 31, 2023 2024 831,963 772,709 Employee benefits (Note 29) 446,043 460,653 Depreciation and amortization 222,528 228,083 Taxes other than income tax 189,438 186,583 Fuels and power 150,239 163,898 Repairs and maintenance 100,337 98,997 Advertising 88,871 92,195 Services 80,868 84,777 Security services 83,229 80,248 Commissions on debit and credit cards 70,845 68,151 Professional fees 57,243 63,278 Administration of trade premises 61,177 56,054 Leases 50,465 54,122 Cleaning services 46,413 45,236 Transport 42,141 35,730 Insurance 14,991 26,134 Expected credit loss expense (Note 7.1) 17,145 14,306 Commissions 15,929 13,705 Outsourced employees 14,999 11,683 Packaging and marking materials 9,831 9,177 Cleaning and cafeteria 6,361 8,319 Provision expenses for legal proceedings 7,562 8,009 Other commissions 5,377 5,621 Other provision expenses 5,837 7,362 Stationery, supplies and forms 6,432 6,766 Legal expenses 4,463 3,931 Ground transportation 12,453 3,504 Travel expenses 6,537 1,824 Seguros Éxito collaboration agreement - 1,753 Autos Éxito collaboration agreement 817 - Éxito Media collaboration agreement 254,307 300,259 Other 2,904,841 2,913,067 Total distribution, administrative and selling expenses 1,880,068 1,980,968 Distribution expenses 192,810 159,390 Administrative and selling expenses 831,963 772,709 Employee benefit expenses Note 29. Employee benefit expenses The amount of employee benefit expenses incurred by each significant category is as follows: Year ended December 31, 2023 2024 701,793 650,390 Wages and salaries 10,558 10,561 Contributions to the social security system 42,209 39,385 Other short - term employee benefits 754,560 700,336 Total short - term employee benefit expenses 59,323 60,391 Post - employment benefit expenses, defined contribution plans 62 139 Post - employment benefit expenses, defined benefit plans 59,385 60,530 Total post - employment benefit expenses 1,084 1,542 Termination benefit expenses 144 (156) Other long - term employee benefits 16,790 10,457 Other personnel expenses 831,963 772,709 Total employee benefit expenses The cost of employee benefit include in cost of sales is shown in Note 10.2.

Note 31. Financial income and cost 62 Other operating revenue Year ended December 31, 2023 2024 12,851 20,512 Recovery of impairment of trade receivables (Note 7.1) - 7,498 Recovery employee liabilities 1,908 5,469 Other indemnification (1) 3,162 372 5,247 3,676 Recovery of provisions for legal proceedings Recovery of other provisions 1,264 1,685 Recovery of restructuring expenses 5,636 1,652 Insurance indemnification 1,315 1,183 Recovery of costs and expenses from taxes other than …income tax 3,336 793 Recovery of costs and expenses from taxes other than …income tax 29,844 47,715 Total other operating revenue (1) Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation home delivery sales. Other operating expenses Year ended December 31, 2023 2024 (28,746) (54,398) Restructuring expenses (1,594) (13,521) Other provisions (1) (52,684) (14,959) Other (2) (83,024) (82,878) Total other operating expenses (1) Corresponds to the store and shop closure plan. (2) Corresponds to: Year ended December 31, 2023 2024 (46,534) (12,952) Fees for the registration process in the New York and …Sao Paulo Stock Exchanges (6,150) (1,157) Fees for projects for the implementation of norms and laws - (850) Others (52,684) (14,959) Total others Other (losses), net Year ended December 31, 2023 2024 (6,498) (15,770) (Loss) from write - off of property, plant and equipment, intangible, property investments and other assets 393 2,210 Gain from the early termination of lease contracts (6,105) (13,560) Total other (losses), net

The amount of financial income and cost is as follows:

	Year ended December 31, 2024	2023
Gain from exchange differences	35,800	141,529
Gain from liquidated derivative financial instruments	25,870	37,599
Gain from fair value changes in derivative financial instruments	14,769	71
Interest income on cash and cash equivalents (Note 6)	2,673	13,566
Interest from investment in finance leases	394	420
Other financial income	2,261	4,537
Total financial income	**81,767**	**197,722**
Interest expense on loan and borrowings (Note 19)	(206,038)	(213,084)
Interest expense on lease liabilities (Note 14.2)	(148,195)	(132,196)
(Loss) from exchange differences	(77,676)	(86,831)
Factoring expenses	(26,113)	(75,670)
Loss from liquidated derivative financial instruments	(22,868)	(73,643)
Commission expenses	(4,955)	(6,017)
Loss from fair value changes in derivative financial instruments	(1,174)	(33,808)
Other financial expenses	(4,641)	(5,245)
Total financial cost	**(491,660)**	**(626,494)**
Net financial result	**(409,893)**	**(428,772)**

Note 32. Share of profit in subsidiaries and joint ventures

The share of income in subsidiaries and joint ventures that are accounted for using the equity method is as follows:

	Year ended December 31, 2024	2023
Spice Investments Mercosur S.A.	165,173	203,209
Patrimonio Autónomo Viva Malls	113,781	105,531
Éxito Industrias S.A.S.	26,209	20,953
Logística, Transportes y Servicios Asociados S.A.S.	10,466	5,271
Puntos Colombia S.A.S.	7,705	(1,528)
Almacenes Éxito Inversiones S.A.S.	6,954	3,651
Éxito Viajes y Turismo S.A.S.	3,647	4,200
Transacciones Energéticas S.A.S. E.S.P.	571	(265)
Depósitos y Soluciones Logísticas S.A.S.	5	211
Gestión y Logística S.A.	(43)	18,066
Patrimonio Autónomo Iwana	(110)	(112)
Marketplace Internacional Éxito y Servicios S.A.S.	(376)	(141)
Sara ANV S.A.	(1,820)	(367)
Onper Investments 2015 S.L.	(64,679)	1,176
Compañía de Financiamiento Tuya S.A.	(77,757)	(112,524)
Total	**189,726**	**247,331**

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding for the annual year ended December 31, 2024 and December 31, 2023.

The calculation of basic earnings per share for all years presented is as follows:

In financial income for the year:

63

64 Year ended December 31, 2023 2024 125,998 54,786 Net profit attributable to shareholders 1.297.864.359 1.297.864.359 Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted) 97.08 42.21 Basic earnings per share (in Colombian pesos) In total comprehensive income for the year : Year ended December 31, 2023 2024 (1,211,146) 51,828 Net profit (loss) attributable to the shareholders 1.297.864.359 1.297.864.359 Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted) (933.18) 39.93 Basic earnings (loss) per share (in Colombian pesos) Note 34. Impairment of assets Note 34.1. Financial assets No impairment on financial assets were identified at December 31, 2024 and at December 31, 2023, except on trade receivables and other account receivables (Note 7). Note 34.2. Non - financial assets December 31, 2024 The company has evolved in its operational management, adopting a comprehensive view of the retail business instead of analyzing each brand separately . Now, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in an accounting estimate . Management, aligned with the new controlling entity, has transitioned to performance reports based on business lines such as retail and real estate, rather than extensive segmentations by brand or store . Projections and metrics have also been simplified, focusing on profitability by country . As a result, the retail business will be consolidated into a single UGE that encompasses all brands . The carrying amount of the cash - generating units is composed of the balances of goodwill, property, plant and equipment, investment properties, other intangible assets, and the equity value of subsidiaries domiciled abroad, along with the balances of goodwill. For the purposes of the impairment test, the goodwill acquired through business combinations, trademarks, and rights to operate retail locations with indefinite useful lives were assigned to the cash - generating unit: Groups of cash - generating units Total Colombia (1) Taeq Súper Ínter Surtimax 1,453,077 1,453,077 - - - Goodwill (Note 16) 86,433 - 5,296 63,704 17,427 Trademarks with indefinite useful life (Note 15) 20,491 20,491 - - - Rights with indefinite useful life (Note 15) (1) The value of goodwill in Colombia (retail) includes the balances of Super Inter and Surtimax and store conversions of Éxito, Carulla, and Surtimayorista. The Company conducted its annual impairment test by comparing the carrying value of net assets, including the value of goodwill and rights, with their recoverable amount . The method used in the impairment test for the recoverable amount of goodwill and the cash - generating unit was the value in use, due to the difficulty in finding an active market that would allow for the establishment of the fair value of these intangible assets . For the case of the brands Super Inter, Surtimax, Taeq, the recoverable amount was determined as the fair value less disposal costs, based on the discounted royalty savings cash flows . Recoverable amoun t Brands Cash - generating units Taeq Super Inter Surtimax Colombia 23,461 64,432 30,171 6,563,215 Amount The methodology to calculate the recoverable amount for the cash - generating unit, using the value in use approach, was based on discounted cash flows over a five - year period . These projections were estimated according to the administration's trend analysis, based on historical results, growth plans, strategic projects to increase sales, and optimization plans . The perpetual growth rate used for the cash - generating unit and the calculation of the recoverable amount for the brands was 3 . 5% . For the company, this is a conservative approach that reflects the expected normal growth for the industry, assuming no unexpected factors that could impact growth .

65 The tax rate included in the projection of cash flows and royalty savings flows corresponds to the expected tax rate to be paid in the coming years.The rate included for the projection is 35% for 2025 and onwards, as per the rates in effect in Colombia as of December 31, 2024. The expected cash flows for the goodwill were discounted at the weighted average cost of capital (WACC), using a market debt structure for the industry in which the Company operates, which was 11.4%. The royalty savings flows for the brands were discounted at the weighted average cost of capital (WACC) ; for Super Inter and Surtimax, the rate was 12 . 8% , and for Taeq it was 12 . 4% . The disposal cost is estimated at 0 . 5 % of the total value of the discounted royalty savings flows calculated for the brands . The variables with the greatest impact on the determination of the value in use for the cash - generating units are the discount rate and the perpetuity growth rate. The definitions of these two variables are as follows: (a) Perpetuity growth rate : The nominal growth rates used for perpetuity are the long - term inflation expectations for the country in question, meaning a real growth rate of zero . A decrease in real growth rates below zero is not considered reasonably possible, as cash flows are expected to increase at least in line with inflation, or even above the general price growth in the economy . (b) Discount rate : The calculation of the discount rate is based on a market debt analysis for the Group . A reasonable change would be if the discount rate increased, in which case no impairment of value would be observed for any of the cash - generating units . As a result of this test, no impairment was recognized in the book value of the cash - generating units and brands. The impairment of property, plant, and equipment, as well as right - of - use assets, is the book value that exceeds the recoverable value . The recoverable value is the higher of the value in use and fair value less the cost to sell . The method used to calculate the recoverable value was the income approach (value in use), due to its appropriate approximation to the recoverable value of these assets . As a result of the impairment indicators observed and the application of this test, no impairment was recognized in the book value for properties, improvements, and cash - generating units. The method employed in the impairment test for investment properties was the income approach, due to its proper approximation to the fair value of these properties. As a result of this test, no impairment was recognized in the book value of investment properties. Sensitivity Analysis A sensitivity analysis was conducted to assess the impact of reasonably possible changes in the growth rates and discount rates used in the impairment test. Brands In particular, the effects of a 0.5 percentage point increase and decrease in the long - term growth rate, as well as a 0.25 percentage point change in the royalty rate, were analyzed, along with an increase and decrease between 0.4 and 0.7 percentage points in the applied discount rate. The results of this analysis indicate that: A 0.5 percentage point increase in the discount rate or a 0.5 percentage point decrease in the growth rate would lead to a reduction in the recoverable value of the Super Inter brand, which could result in impairment if the book value exceeds the new recoverable value. Based on the results obtained, management considers that, under the analyzed scenarios, no significant impairment indicators were identified, except for the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets . Cash - Generating Units In particular, the effects of a 0.5 percentage point increase and decrease in the long - term growth rate and the applied discount rate were analyzed. The results of this analysis indicate that: Based on the results obtained, management considers that, under the analyzed scenarios, no significant impairment indicators were identified, except in the case of a simultaneous combination of an increase in the discount rate and a reduction in the growth rate, which could affect the recoverability of certain assets . December 31, 2023 The carrying amount of the groups of cash - generating units is made of goodwill, property, plant and equipment, investment properties, other intangible assets and the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and its goodwill acquired through business combinations . For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash - generating units:

	Groups of cash-generating units						
	Éxito	**Carulla**	**Surtimax**	**Súper Ínter**	**Surtimayorista**	**Taeq**	**Total**
Goodwill (Note 16)	90,674	856,495	37,402	464,332	4,174	-	**1,453,077**
Trademarks with indefinite useful life (Note 15)	-	-	17,427	63,704	-	5,296	**86,427**
Rights with indefinite useful life (Note 15)	17,720	2,771	-	-	-	-	**20,491**

Although the commercial premises that are assigned to the cash-generating unit Surtimayorista do not have a capital gain acquired through business combinations, this value assigned for the purposes of the impairment test is the result of the conversions of warehouses of the format Surtimax to this new format; the capital gain assigned to the commercial premises of the cash-generating unit Surtimax comes from the business combination carried out in 2007 as a result of the merger with Carulla Vivero S.A. as mentioned in Note 16.

The method used for testing the impairment of cash generating units was the value in use given the difficulty of finding an active market that enables establishing the fair value of such intangible assets.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.7% corresponding to the long-term inflation expectation for the country. This date supposes real growth rate of 0% for cash flows beyond the five-year period. For the Company this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Almacenes Éxito S.A. expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2023 onwards, which is the enacted rate in Colombia as at December 31, 2024.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where the Company operates, which was 10.4% for 2022, 9.5% for 2023, 9.3% for 2024, 8.3% for 2025, 7.5% for 2026 y 7.4% for 2027 onwards.

The budgeted average Ebitda growth rate for the next five years is 8.0%.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a) Growth rate in perpetuity: The growth rate estimate is based on the price growth expectations for the country, according to published market research. Therefore, a decrease in the rate below the expected rate is not considered reasonable, as it is estimated that, at a minimum, the cash flows of the units will grow at the same level or up to 1% above the overall price growth in the economy.

(b) Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for the Company; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

The impairment loss of property, plant and equipment is the book value that exceeds the recoverable value; in turn, the recoverable value is the higher of the value in use and the fair value less costs to sell. Assets are grouped into stores, which generate independent cash flows. The method used to calculate the recoverable value was the income approach (value in use) given its adequate approximation to the recoverable value of these assets.

As a result of the observation of impairment indications and the application of this test, there was impairment in the book value of building Viva Calle 80 for $241 (Note 12), The impairment was properly recorded against the results of the period, as detailed in Note 30.

The method used to test the impairment loss of investment properties owned by the Company was the revenue approach given its proximity to the fair value of such real-estate property.

As a result of this test, an impairment of the improvements in the Viva Suba Shopping Center was recognized for $530 (Note 13); the impairment was properly recorded against the results of the period as detailed in Note 30.

Except for the above, there is no impairment in the carrying value of the cash generating units.

Note 35. Fair value measurement

66

67 Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values. December 31, 2023 December 31, 2024 Fair value Carrying amount Fair value Carrying amount Financial assets 11,085 12,629 9,618 10,107 Trade receivables and other accounts receivable at amortized cost 10,676 10,676 1,437 1,437 Equity investments (Note 11) - - 4,469 4,469 Forward contracts measured at fair value through income (Note 11) 2,378 2,378 - - Derivative swap contracts denominated as hedge instruments (Note 11) 472 472 402 402 Investments in private equity funds (Note 11) Non - financial assets 162,617 65,328 113,888 64,177 Investment property (Note 13) 4,505 2,645 4,378 2,645 Investment property held for sale (Note 40) Financial liabilities 815,866 815,518 1,680,222 1,681,847 Loans and borrowings (Note 19) 11,299 11,299 1,174 1,174 Forward contracts measured at fair value through income (Note 24) 5,488 5,488 278 278 Swap contracts denominated as hedge instruments (Note 24)

68 The following methods and assumptions were used to estimate the fair values: Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons. Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days. Discounted cash flows method Level 2 Loans at amortized cost N/A The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily. Unit value Level 2 Investments in private equity funds Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso - US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero - coupon interest rate. The difference is measured between the forward agreed - upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero - coupon interest rate. The forward rate is based on the average price quoted for the two - way closing price ("bid" and "ask"). Colombian Peso - US Dollar forward Level 2 Forward contracts measured at fair value through income Reference Banking Index Curve (RBI) 3 months. Zero - coupon curve. Swap LIBOR curve. Treasury Bond curve. 12 - month CPI The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis. Operating cash flows forecast model Level 2 Swap contracts measured at fair value through income N/A The fair value of such investments is determined as reference to the prices listed in active markets if companies are listed; in all other cases, the investments are measured at the deemed cost as reported in the opening balance sheet, considering that the effect is immaterial and that carrying out a measurement using a valuation technique commonly used by market participants may generate costs higher than the value of benefits. Market quote prices Level 2 Equity investments CPI 12 months + Basis points negotiated Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days . Discounted cash flows method Level 2 Investment in bonds N/A This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised. Comparison or market method Level 2 Investment property Discount rate 11,25% – 19,49%) Vacancy rate (0% - 45,40%) Terminal capitalization rate (7,75% - 9,75%) This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a Discounted cash flows method Level 3 Investment property

69 Significant input data Description of the valuation technique Valuation technique Hierarchy level Assets period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period. Realizable value This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market. Realizable - value method Level 2 Investment property Physical value of building and land. The valuation method consists in calculating the value of a brand - new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation. Replacement cost method Level 2 Investment property Realizable Value This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market. Realizable - value method Level 2 Non - current assets classified as held for trading

70 Significant input data Description of the valuation technique Valuation technique Hierarchy level Liabilities Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points. Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days. Discounted cash flows method Level 2 Financial liabilities measured at amortized cost Reference Banking Index Curve (RBI) 3 months. Zero - coupon curve. Swap LIBOR curve. Treasury Bond curve. 12 - month CPI The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis. Operating cash flows forecast model Level 2 Swap contracts measured at fair value through income Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso - US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero - coupon interest rate. The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero - coupon interest rate. The forward rate is based on the average price quoted for the two - way closing price ("bid" and "ask"). Colombian Peso - US Dollar forward Level 2 Derivative instruments measured at fair value through income Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM) The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates. Discounted cash flows method Level 2 Derivative swap contracts denominated as hedge instruments Reference Banking Index (RBI) + basis points in accordance with risk profile. Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non - cancellable minimum term. Discounted cash flows method Level 2 Lease liabilities

71 Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions. There were no transfers between level 1 and level 2 hierarchies during the year ended at December 31, 2024. Note 36. Contingencies Contingent Liabilities Contingent liabilities at December 31, 2024 and at December 31, 2023 are: (a) The following proceedings are underway, seeking that the Company be exempted from paying the amounts claimed by the complainant entity: - Administrative discussion with DIAN amounting to $ 42 , 210 (December 31 , 2023 - $ 40 , 780 ) regarding notice of special requirement 112382018000126 of September 17 , 2018 informing of a proposal to amend the 2015 income tax return . In September 2021 , the Company received a new notice from DIAN, confirming their proposal . However, external advisors regard the proceeding as a contingent liability . - Nullity of Resolution No. 2024008001 of August 5, 2024, imposes a penalty for failing to file the annual ICA for 2020 to 2022, as the declarations were submitted on a bimonthly basis. Also, Resolution No. 0034 of November 8, 2024, for $4,175 (December 31, 2023 - $ - ). - Nullity of Official Revision Liquidation GGI - FI - LR - 50716 - 22 dated November 22 , 2022 , through which the Special Industrial and Port District of Barranquilla modifies 2019 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI - DT - RS - 282 - 2023 dated October 27 , 2023 , which resolves the reconsideration appeal, in the amount of $ 3 , 790 (December 31 , 2023 - $ - ) . - Nullity of the Official Revision Liquidation GGI - FI - LR - 50712 - 22 dated November 2 , 2022 , through which it modifies 2018 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI . DT - RS - 282 - 2023 dated October 27 , 2023 , which resolves the reconsideration appeal, in the amount of $ 3 , 291 (December 31 , 2023 - $ - ) - Nullity of resolution - fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,734 (December 31, 2023 - $2,211). - Nullity of the Official Revision Liquidation GGI - FI - LR - 50720 - 22 dated December 6 , 2022 , through which it modifies the 2020 industry and trade tax declaration by establishing a higher tax value and accuracy penalty, and the nullity of Resolution GGI - DT - RS - 329 - 2023 dated December 4 , 2023 , which resolves the Reconsideration Appeal, in the amount of $ 2 , 664 (December 31 , 2023 - $ - ) . - Nullity of the Official Assessment Settlement 00019 - TS - 0019 - 2021 of February 24 , 2021 , whereby the Department of Atlántico settles the Security and Citizen Coexistence Tax for the taxable period of February 2015 to November 2019 , and the nullity of Resolution 5 - 3041 - TS 0019 - 2021 of November 10 , 2021 , whereby an appeal for reconsideration is resolved, in the amount of $ 1 , 226 (December 31 , 2023 - $ 1 , 226 ) . (b) Guarantees: - The Company granted a bank collateral on behalf PriceSmart Colombia S.A.S., valid from June 20, 2024, to June 20, 2025, for guarantee the payment for the purchase of merchandise (goods and supplies), in amount of $4,000. - The Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. At December 31, 2024, the balance is $3,967 (December 31, 2023 - $3,967). - The company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Taiwan Melamine Products Industrial CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies), in amount of $146. The company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Jia Wei Lifestyle, INC. 14f 4, no. 296, Sec. 4, Xinyi Rd, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $126. - The company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Duy Thanh Art Export CO., LTD (artex d and t). RD, for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $110. - The Company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Dandon Everlight Candle Industry CO., LTD., for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $94. - The Company granted a bank guarantee valid from December 20, 2024, to March 20, 2025, to the third party Minhou Xingcheng Arts and Crafts CO., LTD for guarantee the payment for the purchase of merchandise (goods and supplies) in amount of $61. - The Company granted a financial collateral on behalf its subsidiary Transacciones Energéticas S.A.S. E.S.P. for $ - (December 31, 2023 - $ 3 , 000 ) to cover a potential default of its obligations for the charges for the use of local distribution and regional transmission systems to the market and to the agents where the service is provided . - As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2024 the Company, as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond the Company acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

The Company´s General Meeting of Shareholders held on March 21, 2024, declared a dividend of $65,529, equivalent to an annual dividend of $50.49 Colombian pesos per share. During the year ended at December 31, 2024 the amount paid was $65,502.

The Company´s. General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Note 38. Seasonality of transactions

The Company's operating and cash flow cycles show some seasonality in both operational and financial results, as well as in the financial indicators related to liquidity and working capital, with certain concentration during the first and last quarters of each year, mainly due to the Christmas and holiday bonus season and the "Días de Precios Especiales" event, which is the second most important promotional event of the year. Management monitors these indicators to ensure that risks do not materialize, and for those that could, action plans are implemented in a timely manner. Additionally, the same indicators are monitored to ensure they remain within industry standards.

Note 39. Financial risk management policy

At December 31, 2024 and 2023 the Company's financial instruments were comprised of:

	December 31, 2024	December 31, 2023
Financial assets		
Cash and cash equivalents (Note 6)	856,675	980,624
Trade receivables and other accounts receivable (Note 7)	328,395	453,318
Accounts receivable from related parties (Note 9) (1)	53,633	82,266
Financial assets (Note 11)	6,308	13,526
Total financial assets	**1,245,011**	**1,529,734**
Financial liabilities		
Loans and borrowings (Note 19)	1,681,847	815,518
Accounts payable to related parties (Note 9) (1)	114,552	209,607
Trade payables and other accounts payable (Note 22)	3,151,450	4,181,672
Lease liabilities (Note 14)	1,758,379	1,771,142
Derivative instruments and collections on behalf of third parties (Note 24)	161,672	149,563
Total financial liabilities	**6,867,900**	**7,127,502**
Net (liability) exposure	**5,622,889**	**5,597,768**

(1) Transactions with related parties refer to transactions between Almacenes Éxito S.A. and its subsidiaries, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

The financial health of the entity throughout the year is not solely represented by the working capital indicator, as this indicator reflects the seasonality inherent to the business. Therefore, it is evaluated together with financial indicators (current ratio, operating profitability, among others), corporate and industry KPIs that reflect both inventory cycle efficiency, debt level stability, and covenant compliance, as well as the stabilized sales performance and systematic control of expenses.

Capital risk management

The Company manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, the Company may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of the Company's financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing the Company's operations and maintaining proper levels of working capital and net financial debt.

The most significant of the Company's financial assets include loans, trade debtors and other accounts receivable, cash and short-term placements directly resulting from day-to-day transactions. The Company also has other investments classified as financial assets measured at fair value, which, according

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73 to the business model, have effects in income for the period or in other comprehensive income . Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets . The Company is exposed to market, credit and liquidity risks . The Company management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose . Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure . Pursuant to the Company's corporate policies, no transactions with derivative instruments may be carried out solely for speculation . Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses . The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below : a. Credit risk A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss . The Company is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments . Cash and cash equivalents The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose . Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions . On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings . Management monitors the group's liquidity (which includes unused credit lines) and cash and cash equivalents (Note 6 ) based on expected cash flows . This is generally carried out both locally and internationally in the group's operating companies, in accordance with the practices and limits established by the group . These limits vary by location to account for the liquidity of the market in which the Group operates . Additionally, the group's liquidity management policy involves projecting cash flows in the main currencies and considering the level of liquid assets required to meet them, monitoring liquidity ratios in the statement of financial position in relation to internal and external regulatory requirements, and maintaining debt financing plans . December 31, 2023 December 31, 2024 Rating 523,207 297,903 BB+ 40,351 15,511 BB - 406,767 430,112 N/A (*) 970,325 743,526 Total cash at banks and on hand (*) N/A: No available. Trade receivables and other accounts receivable The credit risk associated with trade receivables is low given that most of the Company’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce the Company's exposure to risk . In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party . There are no trade receivables that individually are equivalent to or exceed 5 % of accounts receivable or sales, respectively . Additionally, the turnover of these accounts receivable does not exceed 30 days . b. Market risk Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on the Company's revenue or on the value of the financial instruments it holds . The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability . Interest rate risk Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates . The Company's exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of the Company . Most of the Company's financial liabilities are indexed to market variable rates . To manage the risk, the Company performs financial exchange transactions via derivative financial instruments (interest rate swaps) with previously approved financial institutions, under which they agree on exchanging, at specific intervals, the difference between the amounts of fixed interest rates and variable interest rates estimated over an agreed upon nominal principal amount, which turns variable rates into fixed rates and cash flows may then be determined .

74 Currency risk Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates . The Company's exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long - term debt liabilities and with The Company's operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with The Company's net investments abroad . The Company manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility. When exposed to unprotected currency risk, the Company's policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected . Not all financial derivatives are classified as hedging transactions ; however, the Company's policy is not to carry out transactions for speculation . At December 31, 2024 and 2023, the Company had hedged almost 100% of their purchases and liabilities in foreign currency. c. Liquidity risk Liquidity risk is the risk that the Company faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets . The Company's approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk . The Company manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions. The Company maintains a balance between business continuity and the use of financing sources through short - term and long - term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms . At December 31 , 2024 approximately 92 % of the Company's debt will mature in less than one year (December 31 , 2023 - 71% ) considering the carrying amount of borrowings included in the accompanying financial statements . The Company’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date December 31, 2024. Access to financing sources is sufficiently secured. The following table shows a profile of maturities of the Company's financial liabilities based on non - discounted contractual payments arising from the relevant agreements. Total More than 5 years From 1 to 5 years Less than 1 year At December 31, 2024 1,741,643 8,974 157,957 1,574,712 Other relevant contractual liabilities Total More than 5 years From 1 to 5 years Less than 1 year At December 31, 2023 944,011 29,137 303,912 610,962 Other relevant contractual liabilities Sensitivity analysis for 2024 balances The Company assessed statistically the potential changes in interest rates of financial liabilities and other significant contract liabilities. Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed: - Scenario I: Latest interest rates known at the end of 2024. - Scenario II: An increase of 0.896% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate. - Scenario III: A decrease of 0.896% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate. The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows: Market forecast Balance at December 31, 2023 Risk Operations Scenario III Scenario II Scenario I 1,661,198 1,667,173 1,664,185 1,681,847 Changes in interest rates Borrowings d. Derivative financial instruments The Company uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt . At December 31 , 2024 , the reference value of these contracts amounted to $ - (December 31 , 2023 $ 120 , 916 millions) (interest rate swaps), USD 47 . 07 million and EUR 4 . 92 million (December 31 , 2023 – USD 34 . 6 million and EUR 4 . 11 million) (forward), USD 5 . 2 million (December 31 , 2023 – USD 15 . 5 million) (forward) .. Such transactions are generally contracted under identical conditions regarding amounts, terms and transaction costs and, preferably, with the same financial institutions, always in compliance with the Company's limits and policies .

The Company has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies.

e. Fair value of derivative financial instruments

The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in the country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries.

Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves. A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions.

f. Insurance policies

At December 31, 2024, the Company have acquired the following insurance policies to mitigate the risks associated with the entire operation:

Insurance lines of coverage	Coverage limits	Coverage
All risk, damages and loss of profits	In accordance with replacement and reconstruction amounts, with a maximum limit of liability for each policy.	Losses or sudden and unforeseen damage and incidental damage sustained by covered property, directly arising from any event not expressly excluded. Covers buildings, furniture and fixtures, machinery and equipment, goods, electronic equipment, facility improvements, loss of profits and other property of the insured party.
Transport of goods and money	In accordance with the statement of transported values and a maximum limit per dispatch. Differential limits and sub-limits apply by coverage.	Property and goods owned by the insured that are in transit, including those on which it has an insurable interest.
Extracontractual civil liability	Differential limits and sublimit per coverage apply.	Covers damages caused to third parties during the operation.
Director's and officers' third parties liability insurance	Differential limits and sub-limits apply by coverage.	Covers claims against directors and officers arising from error or omission while in office.
Deception and financial risks	Differential limits and sub-limits apply by coverage.	Loss of money or securities in premises or in transit. Willful misconduct of employees that result in financial loss.
Group life insurance and personal accident insurance	The insured amount relates to the number of wages defined by the Company.	Death and total and permanent disability arising from natural or accidental events.
Vehicles	There is a defined ceiling per each coverage	Third party liability. Total and partial loss - Damages. Total and partial loss - Theft Earthquake Other coverages as described in the policy.
Cyber risk	Differential limits and sub-limits apply by coverage.	Direct losses arising from malicious access to the network and indirect losses from third party liability whose personal data have been affected by an event covered by the policy.

Note 40. Assets held for sale

The Company management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to the Company. Consequently, certain investment property was classified as assets held for sale.

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76 The balance of assets held for sale, included in the statement of financial position, is shown below: December 31, 2023 December 31, 2024 2,645 2,645 Investment property It corresponds to the La Secreta land negotiated with the buyer during 2019 . As of December 31 , 2024 , 59 . 12 % of the payment for the property has been delivered and received . The rest of the asset will be delivered coincidentally with the asset payments that will be received in 2025 . The deed of contribution to the trust was signed on December 1 , 2020 and was registered on December 30 , 2020 . No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets . Note 41 . Subsequent events Discontinuation of the BDR program (forward - looking statements) On February 14 , 2025 , the Company informed the market and the holders of Level II sponsored American Depositary Receipts (“BDRs”), backed by issued shares, that the Board of Directors has approved the discontinuation of the BDR program . This decision aligns with the decision to terminate its American Depositary Receipts program in the United States, aiming to concentrate the liquidity of its securities in Colombia and maximize returns for its shareholders . The Company will take the necessary actions to proceed with the cancellation of its registration as a foreign issuer . Note 42 . Internal control The Company has designed and implemented an internal control system that includes control activities across all its areas and processes . This system is focused on ensuring operations, that transactions are properly recognized, and that defined validations and authorizations are carried out to avoid material errors due to mistake or fraud ; therefore, ensuring that the financial statements reflect the financial position, results of operations, and cash flows in a reasonable manner . During 2023 and 2024 , the Company’s management took the necessary actions and made the necessary adjustments and investments to comply with the controls defined across the different areas . However, there was an issue with the monitoring and design of the control over automatic records with a manual component . A remediation plan was defined, which consisted of executing a manual control to validate these records, verifying attributes such as recurrence, transaction origin, reasonableness of the record, users, and period, among other relevant criteria . The result was the conclusion that the risk of error or fraud in the financial statements did not materialize, and that these records are reliable . The Company’s management will also define a remediation plan to be applied to the control and financial closing process to ensure that, by 2025 , the design and timeliness of the control are remediated .